UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                              No                X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                              No                X

This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-167820) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

—

“BBVA”, “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

—	“BBVA Bancomer” means Bancomer S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

—	“BBVA Compass” means Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

—

“Interim Consolidated Financial Statements” means our unaudited interim consolidated financial statements as of June 30, 2012 and for the six months ended June 30, 2012 and 2011 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004, and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

—	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report on Form 6-K, including, without limitation, the information under:

•	“Business Overview”,

•	“Selected Statistical Information” and

•	“Operating and Financial Review and Prospects”

identifies important factors that could cause such differences.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital requirements;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	the success of our acquisitions divestitures, mergers and strategic alliances,

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

BBVA’s consolidated annual and interim financial statements are prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB.

The financial information included in this report on Form 6-K is unaudited and has been prepared by applying EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB on a consistent basis with that applied to BBVA’s consolidated annual and interim financial statements.

This report on Form 6-K should be read in conjunction with the consolidated financial statements and related notes (the “Consolidated Financial Statements”) included in BBVA’s 2011 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC” or “Commission”) on April 26, 2012 (the “2011 Form 20-F”).

The Interim Consolidated Financial Statements have been presented in the same format as that used in the Consolidated Financial Statements included in the 2011 Form 20-F. This format differs from that required by the SEC for the consolidated financial statements of bank holding companies.

Business Areas

As mentioned in Note 6 to our Interim Consolidated Financial Statements, the main change in the reporting structure of the BBVA Group’s business areas in 2012 relates to the transfer of the assets and liabilities of a branch located in Houston from our Mexico business area to our United States business area. This was done to reflect the increasingly geographical orientation of the Group’s reporting structure. Despite this change and other insignificant changes, the composition of the business areas in 2012 has remained very similar to their composition in 2011. Nevertheless, business area data relating to June 30, 2011 and December 31, 2011 contained in this report has been presented on a uniform basis consistent with our organizational structure in 2012 to ensure like-for-like comparisons (see “Business Overview”).

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•

Average balances, when used, are based on the beginning and the month-end balances during each period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from equity.

•	Unless otherwise stated, any reference to loans refers to both loans and leases.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this report on Form 6-K may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

SELECTED FINANCIAL DATA

The historical financial information set forth below for the six months ended June 30, 2012, and 2011 has been selected from, and should be read together with, the Interim Consolidated Financial Statements included herein. For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	For the Six Months Ended June 30,
Consolidated statement of income data	2012	2011	Change
	(In Millions of Euros, Except Per Share/ADS Data (In Euros)
Interest and similar income	12,768	11,501	11.0%
Interest and similar expenses	(5,428)	(5,112)	6.2%
Net interest income	7,340	6,389	14.9%
Dividend income	338	282	19.9%
Share of profit or loss of entities accounted for using the equity method	371	243	52.7%
Fee and commission income	2,994	2,745	9.1%
Fee and commission expenses	(563)	(464)	21.3%
Net gains (losses) on financial assets and liabilities	766	729	5.1%
Net exchange differences	63	359	(82.5)%
Other operating income	2,854	2,028	40.7%
Other operating expenses	(2,756)	(1,886)	46.1%
Gross income	11,407	10,425	9.4%
Administration costs	(4,803)	(4,433)	8.3%
Depreciation and amortization	(470)	(404)	16.3%
Provisions (net)	(230)	(234)	(1.7)%
Impairment losses on financial assets (net)	(3,267)	(1,986)	64.5%
Net operating income	2,637	3,368	(21.7)%
Impairment losses on other assets (net)	(269)	(184)	46.2%
Gains (losses) on derecognized assets not classified as non-current asset held for sale	22	24	(8.3)%
Negative goodwill	-	-
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(286)	(65)	340.0%
Income before tax	2,104	3,143	(33.1)%
Income tax	(272)	(558)	(51.3)%
Income from continuing transactions	1,832	2,585	(29.1)%
Income from discontinued transactions (net)	-	-
Net income	1,832	2,585	(29.1)%
Net income attributed to parent company	1,510	2,339	(35.4)%
Net income attributed to non-controlling interests	322	246	30.9%

Per share/ADS (1) Data
Net operating income(2)	0.53	0.75
Numbers of shares outstanding (at period end)	5,382,108,140	4,551,602,570
Net income attributed to parent company (3)	0.29	0.48
Dividends declared	0.100	0.100

(1)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.

(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period excluding the weighted average number of treasury shares during the period (4,941 million and 4,474 million shares for the six months ended June 30, 2012 and 2011, respectively). See Note 5 to the Interim Consolidated Financial Statements.

(3)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in October 2011 and April 2012, and excluding the weighted average number of treasury shares during the period (5,386 million and 4,897 million shares for the six months ended June 30, 2012 and 2011, respectively). See Note 5 to the Interim Consolidated Financial Statements.

	As of and for the six months ended June 30, 2012	As of and for the year ended December 31, 2011	As of and for the six months ended June 30, 2011

	(in Millions of Euros, Except Percentages)

Consolidated balance sheet data
Total assets	622,359	597,688	568,705
Common stock	2,637	2,403	2,230
Loans and receivables (net)	390,654	381,076	371,314
Customer deposits	274,285	282,173	278,496
Debt certificates and subordinated liabilities	90,078	97,349	104,259
Non-controlling interest	2,100	1,893	1,562
Total equity	43,050	40,058	37,643
Consolidated ratios
Profitability ratios:
Net interest margin(1)	2.4%	2.3%	2.3%
Return on average total assets(2)	0.6%	0.6%	0.9%
Return on average equity (3)	7.4%	8.0%	12.9%
Credit quality data
Loan loss reserve	10,559	9,470	9,389
Loan loss reserve as a percentage of total loans and receivables (net)	2.7%	2.5%	2.5%
Non-performing assets ratio (NPA ratio)(4)	4.0%	4.0%	4.0%
Substandard loans and advances to customers	16,243	15,647	15,515
Substandard contingent liabilities to customers(5)	238	219	275

	16,481	15,866	15,790

Loans and advances to customers	368,986	361,310	355,526
Contingent liabilities to customers	40,159	39,398	35,854

	409,145	400,709	391,380

(1)	Represents net interest income as a percentage of average total assets. In order to calculate “Net interest margin” for the six months ended June 30, 2012 and 2011, respectively, net interest income is annualized.

(2)	Represents net income as a percentage of average total assets. In order to calculate “Return on average total assets” for the six months ended June 30, 2012 and 2011, respectively, net income is annualized.

(3)	Represents net income attributed to parent company as a percentage of average equity. In order to calculate “Return on average equity” for the six months ended June 30, 2012 and 2011, respectively, net income attributed to parent company is annualized.

(4)	Represents the sum of substandard loans and advances to customers and substandard contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.

(5)	We include contingent liabilities in the calculation of our non-performing assets ratio (NPA ratio). We believe that substandard contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If substandard contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting to approximately 4.4%, 4.3%, and 4.4%, as of June 30, 2012, December 31, 2011 and June 30, 2011 respectively.

Exchange Rates

Spain’s currency is the euro. Unless otherwise indicated, the amounts that have been converted to euro in this report have been done so at the corresponding exchange rate published by the European Central Bank (“ECB”) at the end of each relevant period.

For convenience in the analysis of the information, the following tables describe, for the periods and dates indicated, information concerning the noon buying rate for euro, expressed in dollars per €1.00. The term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

Year ended December 31	Average(1)
2007	1.3797
2008	1.4695
2009	1.3955
2010	1.3216
2011	1.4002
2012 (through September 21, 2012)	1.2876

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

Month ended	High	Low
March 31, 2012	1.3336	1.3025
April 30, 2012	1.3337	1.3064
May 31, 2012	1.3226	1.2364
June 30, 2012	1.2703	1.2420
July 31, 2012	1.2620	1.2062
August 31, 2012	1.2583	1.2149
September 30, 2012 (through September 21, 2012)	1.3142	1.2566

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on September 21, 2012, was $1.2990.

As of June 30, 2012, approximately 40% of our assets and approximately 38% of our liabilities were denominated in currencies other than euro. See Note 2.2.16 to our Interim Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see Note 7.2 to our Interim Consolidated Financial Statements “Market Risk – Structural Exchange Rate Risk”.

BUSINESS OVERVIEW

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

Business Areas

The main change in the reporting structure of the BBVA Group’s business areas in 2012 relates to the transfer of the assets and liabilities of a branch located in Houston from our Mexico business area to our United States business area.This was done to reflect the increasingly geographical orientation of the Group’s reporting structure. Despite this change and other insignificant changes the composition of the business areas in 2012 has remained very similar to their composition in 2011. Nevertheless, business area data relating to June 30, 2011 and December 31, 2011 contained in this report has been presented on a uniform basis consistent with our organizational structure in 2012 to ensure like-for-like comparisons.

The Group’s businesses are structured into the following business areas, which are further broken down into the business units:

—	Spain

—	Eurasia

—	Mexico

—	United States

—	South America

In addition to these business areas, we have a “Corporate Activities” area. This area handles our general management functions, which mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds. This area also books the costs from central units that have a strictly corporate function and makes allocations to corporate and miscellaneous provisions, such as early retirement and others of a corporate nature. It also includes the Industrial and Financial Holdings Unit and the Group’s Spanish real estate business.

The breakdown of the BBVA Group’s total assets by business segment as of June 30, 2012 and December 31, 2011 is as follows:

	Millions of Euros
	As of June 30, 2012	As of December 31, 2011
Spain	307,910	311,987
Eurasia	52,872	53,354
Mexico	79,677	72,488
South America	71,768	63,444
The United States	59,518	57,207
Subtotal Assets of Business Areas	571,745	558,480
Corporate Activities	50,615	39,208
Total Assets of BBVA Group	622,359	597,688

The following table sets forth information relating to the net income attributed to the parent company by each of our business areas for the six months ended June 30, 2012 and 2011, respectively:

	Net Income/(Loss) Attributed to Parent Company			% of Net Income/(Loss) Attributed to Parent Company

	For the six months ended June 30,

	2012	2011	Change	2012	2011

	(in Millions of Euros)		2012-2011	(in Percentage)

Spain	(221)	896	(124.7)%	(10.2)	30.7
Eurasia	576	447	28.9%	26.6	15.3
Mexico	865	870	(0.6)%	39.9	29.8
South America	703	526	33.7%	32.4	18.0
The United States	245	180	36.1%	11.3	6.2

Subtotal Business Areas	2,168	2,919	(25.7)%	100.0	100.0

Corporate Activities	(658)	(579)	13.6%

Income attributed to the BBVA Group	1,510	2,339	(35.4)%

On May 24, 2012, we announced we decided to initiate a strategic review of alternatives for our mandatory pension fund administrators business in Latin America. The alternatives contemplated in this process include the partial or total sale of the Pension Fund Administrators Companies (so called “AFPs”) in Chile, Colombia and Peru, as well as the Mexican Pension Fund business (“Afore”). The review is ongoing and the outcome of this review may or may not result in the sale of any of these businesses.

Spain

The business area of Spain includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Activities area. The main business units included in this business area are:

—	Spanish Retail Network: including the segments of individual customers, private banking, small companies and businesses in the domestic market.

—	Corporate and Business Banking (CBB): which manages the small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments in Spain.

—	Corporate and Investment Banking (CIB): responsible for business with large corporations and multinationals and treasury and distribution activities in the Spanish market.

—	Other units: which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual funds and pension funds.

The following table sets forth information relating to the activity of this business area as of June 30, 2012 and December 31, 2011:

	Millions of Euros
Spain	As of June 30, 2012	As of December 31, 2011
Total Assets	307,910	311,987
Loans and advances to customers	211,264	214,277
Total customer deposits	108,914	109,421
Off-balance sheet funds	40,746	43,796
Economic capital allocated	10,283	10,558
NPA ratio (%)	5.1	4.8

As of June 30, 2012, the “Loans and advances to customers” balance was €211,264 million, 1.4% lower than as of December 31, 2011 (€214,277 million), in line with the deleveraging process in Spain.

As for the asset quality of BBVA’s portfolio in Spain, the NPA ratio was 5.1% as of June 30, 2012, 34 basis points higher than as of December 31, 2011, due to the difficult economic situation in Spain and the deleveraging process underway which has reduced lending at a faster pace than non-performing assets. The coverage ratio as of June 30, 2012 was 50% (compared with 44% as of December 31, 2011) due to increased provisions made for the greater impairment of assets associated with real estate development.

“Total customer deposits” totaled €108,914 million as of June 30, 2012, 0.5% lower than as of December 31, 2011, due to a fall in certain types of wholesale business products, which are highly dependent on BBVA’s rating, which declined during the period. By contrast deposits in the retail segment performed well.

“Off-balance sheet funds” managed by the area totaled €40,746 million as of June 30, 2012, and fell from €43,796 million as of December 31, 2011, as a result of a reduction in the assets under management due to turmoil in the markets. Of these funds, €19,656 million correspond to mutual funds and €17,181 million are pension funds, which are in line with the relevant amounts as of December 31, 2011.

As of June 30, 2012, total customers funds both on-balance sheet (including promissory notes distributed through the branch network) and off-balance sheet (including mutual funds, pension funds and portfolios under management), totaled €149,660 million, 2.3% lower than as of December 31, 2011(€153,217 million).

Eurasia

This business area covers the Group’s activity in Europe (excluding Spain) and Asia. Accordingly, it includes BBVA Portugal, Consumer Finance Italy and Portugal, the retail business of the branches in Paris, London and Brussels, and the retail and wholesale activity carried out within the various regions comprised in this business segment. It also includes the Group’s interest in Türkiye Garanti Bankasi A.Ş (Garanti), which is proportionally consolidated, and its equity-accounting holdings in China National Citic Bank (“CNCB”) and CITIC International Financial Holding Ltd. (“CIFH”).

The following table sets forth information relating to the business activity of this business area as of June 30, 2012 and December 31, 2011:

	Millions of Euros
Eurasia	As of June 30, 2012	As of December 31, 2011
Total Assets	52,872	53,354
Loans and advances to customers	33,834	34,740
Total customer deposits	19,981	21,142
Off-balance sheet funds	1,153	1,036
Economic capital allocated	4,569	4,245
NPA ratio (%)	1.4	1.5

As of June 30, 2012, the balance of “Loans and advances to customers” totaled €33,834 million, a 2.6% decrease compared with December 31, 2011 (€34,740 million). Performance has varied among the various regions comprised in this business segment. In Turkey, Garanti performed well in the first half of the year, with increases in mortgage loans (which increased by 5.8% since December 31, 2011), automobile finance (which increased by 6.2%) and general purpose loans (including personal loans, which increased by 9.9% since December 31, 2011). Gross lending to customers increased by 4.3% since the end of December 2011. Garanti continues to give priority to growth in those products offering higher return, emphasizing profitability over volume. However, in Portugal and in BBVA branches in the rest of Europe, loans and advances to customers fell over the first half of the year, as a result of difficult economic conditions.

As of June 30, 2012, “Total customer deposits” totaled €19,981 million, a 5.5% decrease compared with December 31, 2011 (€21,142 million). While Turkey performed well, wholesale deposits in the Paris, London and Brussels branches fell as a result mainly of the difficult economic conditions in the euro zone, which has resulted in wholesale financial markets being affected by the high volatility of the risk premiums of EU peripheral countries and by the successive reviews of sovereign ratings, which have also had an impact on the ratings of their financial institutions.

Mexico

The Mexico business area comprises the banking, pension and insurance businesses conducted in Mexico by the BBVA Bancomer financial group. The business units included in the Mexico area are:

—	Retail and Corporate banking, and

—	Pensions and Insurance.

The following table sets forth information relating to the business activity of this business area as of June 30, 2012 and December 31, 2011:

	Millions of Euros
Mexico	As of June 30, 2012	As of December 31, 2011
Total Assets	79,677	72,488
Loans and advances to customers	38,252	34,084
Total customer deposits	39,953	37,097
Off-balance sheet funds	35,951	30,755
Economic capital allocated	4,663	4,236
NPA ratio (%)	4.0	3.7

As of June 30, 2012, the balance of “Loans and advance to customers” totaled €38,252 million, 12.2% higher than as of December 31, 2011 (€34,084 million). Excluding the impact of exchange rates, there would have been growth of 4.9%, driven mainly by increased retail finance activity. There was a good performance of loans to small businesses, consumer lending (including credit cards) which were positively affected by the increased use of bank cards and an increase in residential mortgages (which increased by 4.3%). In the wholesale segment, loans to SMEs and the public sector performed well, contributing to the growth of this portfolio and offsetting a fall in the developer portfolio.

“Total customer deposits” totaled €39,953 million as of June 30, 2012, 7.7% higher than as of December 31, 2011. Customer deposits in current and savings accounts continued to grow, totaling €24,282 million as of June 30, 2012, 22.3% higher than as of December 31, 2011.

In the pension fund business, Afore Bancomer continued to perform well, supported by the positive rate of growth in its activity, and closed the first half of 2012 with €15,840 million in assets under management, 20.6% higher (12.8% higher at constant exchange rates) than as of December 31, 2011, and with a period-on-period increase of 6.2%.

South America

The South America business area manages the BBVA Group’s banking, pension and insurance businesses in the region.The business units included in the South America business area are:

—	Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay and Venezuela.

—	Pension businesses: includes pension businesses in Bolivia, Chile, Colombia, Ecuador and Peru.

—	Insurance businesses: includes insurance businesses in Argentina, Chile, Colombia, and Venezuela.

The following table sets forth information relating to the business activity of this business area as of June 30, 2012 and December 31, 2011:

	Millions of Euros
South America	As of June 30, 2012	As of December 31, 2011
Total Assets	71,768	63,444
Loans and advances to customers	45,331	40,219
Total customer deposits	50,761	45,767
Off-balance sheet funds	56,572	50,855
Economic capital allocated	2,976	2,912
NPA ratio (%)	2.3	2.2

As of June 30, 2012, “Loans and advances to customers” totaled €45,331 million, 12.7% higher than as of December 31, 2011 (€40,219 million). All countries performed well, with significant increases in consumer finance and cards. A strict implementation of our risk screening policies and the management of foreclosures have resulted in a gradual improvement of the loan portfolio’s quality and, therefore, in a positive performance of the main risk indicators. The NPA ratio was 2.3% as of June 30, 2012, slightly higher than in December 31, 2011 and 18 basis points lower than at June 30, 2011, while the coverage ratio was 139% as of June 30, 2012, slightly lower than in December 31, 2011, due to the portfolio’s high growth.

“Total customer deposits” totaled €50,761 million as of June 30, 2012, 10.9% higher than as of December 31, 2011. The increased weight of lower-cost deposits, such as current accounts, is particularly noteworthy.

In “Off-balance sheet funds”, pension fund assets grew 11.6% on December 2011, partly due to foreign currency movements (the increase is 5.3% at constant exchange rates).

United States

This business area encompasses the Group’s business in the United States and Puerto Rico. BBVA Compass accounted for approximately 82% of the area’s balance sheet as of June 30, 2012. Given its weight, most of the comments below refer to BBVA Compass. This business area also covers the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations.

In June 28, 2012, we reached an agreement with Oriental Financial Group Inc. to sell our business in Puerto Rico, which includes a 100% of the share capital of BBVA Puerto Rico Holding Corporation and BBVA Securities of Puerto Rico, Inc., for a total price of $500 million. The closing of the transaction is subject to obtaining the required authorizations from the competent regulatory authorities.

The business units included in the United States business area are:

—	BBVA Compass Banking Group, and

—	Other units: BBVA Puerto Rico and Bancomer Transfers Services (“BTS”).

The following table sets forth information relating to the business activity of this business area as of June 30, 2012 and December 31, 2011:

	Millions of Euros
The United States	As of June 30, 2012	As of December 31, 2011
Total Assets	59,518	57,207
Loans and advances to customers	40,326	38,775
Total customer deposits	36,837	35,320
Off-balance sheet funds	6,588	6,199
Economic capital allocated	3,152	3,379
NPA ratio (%)	2.8	3.5

The analysis of the changes in the main headings of this business area should take into account that the balance sheet for our business in Puerto Rico has been reclassified to “Non-current assets held for sale” in light of its pending sale. For this reason, although the “Total Assets” figures in the above table include the balances of our business in Puerto Rico both as of June 30, 2012 and as of December 31, 2011, the “Loans and advances to customers” and “Total customer funds” headings for both periods do not include the Puerto Rico balances in order to ensure like-for-like comparisons.

As of June 30, 2012, the balance of “Loans and advances to customers” totaled €40,326 million, 4.0% higher than as of December 31, 2011 (€38,775 million). There has been a selective growth of the loan book at BBVA Compass, which is leading to a switch of the portfolio’s mix toward lower-risk products, as a result of our focus on customer loyalty, asset quality, the promotion of cross-selling and customer profitability. The residential real estate portfolio increased by 9% at constant exchange rates over the six-month period ended June 30, 2012. Loans to companies increased 4% at constant exchange rates during the same period, due mainly to the rise in loans linked to healthcare, and stronger activity with auto dealers.

The quality of the loan portfolio has performed well over the six-month period ended June 30, 2012, with the NPA ratio dropping 72 basis points to 2.8%, and the coverage ratio rising to 82%. Finally, the accumulated risk premium decreased 63 basis points since December 2011, also as a result of the changes in our portfolio mix.

As of June 30, 2012, “Total customer deposits” totaled €36,837 million, 4.2% higher than as of December 31, 2011 (€35,320 million). There was an increase in current accounts, the lowest-cost funds, which increased by 3.9% at constant exchange rates.

SELECTED STATISTICAL INFORMATION

The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our calculation that our foreign operations are significant according to Rule 9-05 of Regulation S-X.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

	Average Balance Sheet - Assets and Interest from Earning Assets

	For the Six Months Ended June 30, 2012			For the Six Months Ended June 30, 2011

	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)

	(In Millions of Euros, except Percentages)
Assets
Cash and balances with central banks	23,227	111	0.96%	20,381	129	1.27%
Debt securities, equity instruments and derivatives	161,132	2,297	2.87%	136,002	2,026	3.00%
Loans and receivables	377,260	10,270	5.47%	366,794	9,277	5.10%
Loans and advances to credit institutions	25,939	252	1.95%	27,565	314	2.30%
Loans and advances to customers	351,321	10,019	5.73%	339,229	8,963	5.33%
In euro(2)	213,411	3,688	3.48%	220,969	3,594	3.28%
In other currencies(3)	137,910	6,330	9.23%	118,260	5,369	9.16%
Other financial income	-	89	-	-	70	-
Non-earning assets	41,530	-	-	34,958	-	-

Total average assets	603,149	12,768	4.26%	558,135	11,501	4.16%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	For the Six Months Ended June 30, 2012			For the Six Months Ended June 30, 2011

	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)

	(In Millions of Euros, except Percentages)
Liabilities
Deposits from central banks and credit institutions	97,495	1,147	2.37%	69,895	900	2.60%
Customer deposits	279,542	2,536	1.82%	276,723	2,623	1.91%
In euro(2)	146,569	985	1.35%	152,589	1,127	1.49%
In other currencies(3)	132,973	1,551	2.35%	124,134	1,496	2.43%
Debt securities and subordinated liabilities	103,041	1,395	2.72%	112,724	1,236	2.21%
Other financial costs	-	349	-	-	353	-
Non-interest-bearing liabilities	81,591	-	-	60,982	-	-
Stockholders’ equity	41,481	-	-	37,811	-	-

Total average liabilities	603,149	5,428	1.81%	558,135	5,112	1.85%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2) Amounts	reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2012 compared to the six months ended June 30, 2011. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	For the Six Months Ended June 30, 2012/June 30, 2011
	Increase (decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	18	(36)	(18)
Debt securities, equity instruments and derivatives	381	(109)	272
Loans and advances to credit institutions	(18)	(44)	(62)
Loans and advances to customers	345	711	1,056
In euros	(113)	208	95
In other currencies	910	51	961
Other financial income	13	6	19

Total income	962	305	1,267

Interest expense
Deposits from central banks and credit institutions	359	(111)	248
Customer deposits	34	(121)	(87)
In euros	(41)	(100)	(142)
In other currencies	111	(56)	55
Debt certificates and subordinated liabilities	(103)	262	159
Other financial costs	121	(124)	(4)

Total expense	428	(111)	316

Net interest income	534	416	951

(1) Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2) Rates have been presented on a non-taxable equivalent basis.

	For the Six Months Ended June 30, 2011/June 30, 2010
	Increase (decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	4	10	14
Debt securities, equity instruments and derivatives	(159)	193	34
Loans and advances to credit institutions	15	58	73
Loans and advances to customers	230	706	936
In euros	37	11	48
In other currencies	289	599	888
Other financial income	10	(22)	(12)

Total income	68	976	1,044

Interest expense
Deposits from central banks and credit institutions	(106)	274	167
Customer deposits	126	1,034	1,160
In euros	136	625	761
In other currencies	(149)	548	399
Debt certificates and subordinated liabilities	(103)	201	98
Other financial costs	(4)	171	167

Total expense	23	1,569	1,592

Net interest income	45	(593)	(548)

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.
(2)	Rates have been presented on a non-taxable equivalent basis.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	For the Six Months Ended June 30,
	2012 (*)	2011 (*)
	(In Millions of Euros, except Percentages)
Average interest earning assets	561,619	523,177
Gross yield(1)	2.27%	2.20%
Net yield(2)	2.12%	2.06%
Net interest margin(3)	1.31%	1.22%
Average effective rate paid on all interest-bearing liabilities	1.13%	1.11%
Spread(4)	1.14%	1.09%

(*)	Ratios are not annualized.
(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by total average assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of June 30, 2012, interbank deposits represented 4.27% of our assets. Of such interbank deposits, 29.9% were held outside of Spain and 70.1% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of June 30, 2012, our securities were carried on our consolidated balance sheet at a carrying amount of €103,844 million, representing 16.7% of our assets. €29,425 million, or 28.3%, of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield for the six months ended June 30, 2012 on investment securities that BBVA held was 3.6%, compared to an average yield of approximately 5.5% earned on loans and receivables for the six months ended June 30, 2012. The market or appraised value of our total securities portfolio as of June 30, 2012, was €102,831 million. See Notes 10, 12 and 14 to the Interim Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 17 to the Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Interim Consolidated Financial Statements.

The following table analyzes the carrying amount and market value of our debt securities as of June 30, 2012 and December 31, 2011. Our trading portfolio is not included in the table below because the amortized costs and fair values of these items are the same. See Notes 10 and 17 to the Interim Consolidated Financial Statements.

	As of June 30, 2012
DEBT SECURITIES	Amortized Cost	Fair Value (1)	Unrealized Gains	Unrealized Losses

	(In Millions of Euros)
AVAILABLE FOR SALE PORTFOLIO

Domestic	27,164	25,276	86	(1,974)

Spanish Government	19,584	17,872	37	(1,749)
Other debt securities	7,580	7,404	49	(225)
Issued by credit institutions	6,325	6,211	14	(128)
Issued by other institutions	1,255	1,193	35	(97)

International	36,373	36,592	1,230	(1,011)

Mexico -	8,561	9,162	625	(24)
Mexican Government and other government agencies debt securities	7,768	8,275	530	(23)
Other debt securities	793	887	95	(1)
Issued by credit institutions	317	370	54	(1)
Issued by other institutions	476	517	41	-
The United States-	7,963	8,139	274	(98)
U.S. Treasury and other U.S. Government agencies	198	189	-	(9)
States and political subdivisions	429	453	24	-
Other debt securities	7,336	7,497	250	(89)
Issued by credit institutions	549	643	96	(2)
Issued by other institutions	6,787	6,854	154	(87)
Other countries -	19,849	19,291	331	(889)
Securities of other foreign Governments	11,076	10,657	200	(619)
Other debt securities	8,773	8,634	131	(270)
Issued by Central Banks	2,014	2,012	-	(2)
Issued by credit institutions	4,895	4,805	97	(187)
Issued by other institutions	1,864	1,817	34	(81)

TOTAL AVAILABLE FOR SALE PORTFOLIO	63,537	61,868	1,316	(2,985)

HELD TO MATURITY PORTFOLIO

Domestic	7,271	6,300	-	(971)

Spanish Government	6,479	5,570	-	(909)
Other debt securities	792	730	-	(62)
Issued by credit institutions	234	218	-	(16)
Issued by other institutions	558	512	-	(46)

International	2,886	2,844	23	(65)

Securities of other foreign Governments	2,746	2,708	19	(57)
Other debt securities	140	136	4	(8)

TOTAL HELD TO MATURITY PORTFOLIO	10,157	9,144	1,339	(4,021)

TOTAL DEBT SECURITIES	73,694	71,012	2,665	(7,006)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Interim Consolidated Financial Statements.

	As of December 31, 2011
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic	25,023	23,522	183	(1,684)
Spanish Government and other government agencies debt securities	20,597	19,271	58	(1,384)
Other debt securities	4,426	4,251	125	(300)
Issued by central banks	-	-	-	-
Issued by credit institutions	3,307	3,140	80	(247)
Issued by other institutions	1,119	1,111	45	(53)
International	29,573	29,392	1,038	(1,219)
Mexico	4,815	4,991	176	-
Mexican Government and other government agencies debt securities	4,742	4,906	164	-
Other debt securities	73	85	12	-
Issued by central banks	-	-	-	-
Issued by credit institutions	59	70	11	-
Issued by other institutions	14	15	1	-
United States	7,355	7,363	243	(235)
U.S. Treasury and other U.S. government agencies debt securities	487	483	8	(12)
States and political subdivisions	509	537	28	-
Other debt securities	6,359	6,343	207	(223)
Issued by central banks	-	-	-	-
Issued by credit institutions	631	617	22	(36)
Issued by other institutions	5,728	5,726	185	(187)
Other countries	17,403	17,038	619	(984)
Securities of other foreign Governments	11,617	11,296	345	(666)
Other debt securities	5,786	5,742	274	(318)
Issued by central banks	849	855	6	-
Issued by credit institutions	3,080	2,998	184	(266)
Issued by other institutions	1,857	1,889	84	(52)

TOTAL AVAILABLE FOR SALE PORTFOLIO	54,596	52,914	1,221	(2,903)

HELD TO MATURITY PORTFOLIO
Domestic	7,373	6,848	1	(526)
Spanish Government and other government agency debt securities	6,520	6,060	1	(461)
Other debt securities	853	788	-	(65)
Issued by central banks	-	-	-	-
Issued by credit institutions	255	244	-	(11)
Issued by other institutions	598	544	-	(54)
International	3,582	3,342	12	(252)
Securities of other foreign Governments	3,376	3,149	9	(236)
Other debt securities	206	193	3	(16)

TOTAL HELD TO MATURITY PORTFOLIO	10,955	10,190	13	(778)

TOTAL DEBT SECURITIES	65,551	63,104	1,234	(3,681)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Interim Consolidated Financial Statements.

During the first half of 2012, the credit ratings of the issuers of debt securities in the available-for-sale portfolio was materially adversely affected by several downgrades of the Kingdom of Spain and issuers in Spain by rating agencies during the period.

The following table analyzes the carrying amount and market value of the equity securities we owned as of June 30, 2012 and December 31, 2011, respectively. Our trading portfolio and investments in affiliated companies consolidated under the equity method are not included in the table below because the amortized costs and fair values of these items are the same. See Notes 10 and 17 to the Interim Consolidated Financial Statements.

	As of June 30, 2012
	Amortized Cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	3,349	3,060	58	(347)
Equity listed	3,323	3,034	58	(347)
Equity unlisted	26	26	-	-
International	967	906	15	(76)
United States	571	562	-	(9)
Equity listed	46	37	-	(9)
Equity unlisted	525	525	-	-
Other countries	396	344	15	(67)
Equity listed	330	272	8	(66)
Equity unlisted	66	72	7	(1)

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,316	3,966	73	(423)

TOTAL EQUITY SECURITIES	4,316	3,966	73	(423)

TOTAL INVESTMENT SECURITIES	78,010	74,978	1,412	(4,444)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2011
	Amortized Cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	3,838	4,304	468	(2)
Equity listed	3,802	4,268	468	(2)
Equity unlisted	36	36	-	-
International	999	926	18	(91)
United States	601	591	2	(12)
Equity listed	41	29	-	(12)
Equity unlisted	560	562	2	-
Other countries	398	335	16	(79)
Equity listed	320	246	5	(79)
Equity unlisted	78	89	11	-

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,837	5,230	486	(93)

TOTAL EQUITY SECURITIES	4,837	5,230	486	(93)

TOTAL INVESTMENT SECURITIES	70,388	68,334	1,720	(3,774)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of June 30, 2012.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity After Five Years to 10 Years		Maturity After 10 Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(In Millions of Euros, Except Percentages)
DEBT SECURITIES
AVAILABLE-FOR-SALE PORTFOLIO
Domestic	3,357	2.4	14,487	2.8	3,962	4.3	3,470	5.1	25,276
Spanish Government and other government agencies debt securities	1,428	2.6	9,841	3.1	3,576	4.6	3,027	5.1	17,872
Other debt securities	1,928	2.4	4,647	2.2	386	3.0	443	5.2	7,404
International	5,068	2.8	18,834	3.3	6,035	5.9	6,655	5.1	36,592
Mexico	336	9.0	4,129	5.7	1,366	6.5	3,332	7.7	9,162
Mexican Government and other government agencies debt securities	308	9.0	3,947	5.6	1,167	6.6	2,854	4.1	8,275
Other debt securities	28	9.1	182	6.2	199	5.8	478	7.7	887
United States	476	3.4	4,891	3.0	1,900	3.0	872	5.8	8,139
U.S. Treasury and other U.S. government agencies debt securities	113	0.5	28	4.6	31	3.7	16	3.8	189
States and political subdivisions	46	6.1	242	4.6	140	4.7	25	5.0	453
Other debt securities	317	4.7	4,621	2.9	1,728	2.8	831	5.9	7,497
Other countries	4,257	2.3	9,814	2.2	2,769	7.6	2,452	4.5	19,291
Securities of other foreign Governments (2)	1,780	1.3	5,563	2.3	2,143	8.7	1,171	4.3	10,657
Other debt securities	2,477	3.0	4,251	2.0	625	3.8	1,280	4.7	8,634

TOTAL AVAILABLE-FOR-SALE	8,424	2.6	33,321	3.0	9,997	5.3	10,125	5.1	61,868

HELD-TO-MATURITY PORTFOLIO
Domestic	122	4.4	1,746	3.5	2,102	4.6	3,301	3.0	7,271
Spanish government	39	5.1	1,164	3.3	1,975	4.7	3,301	3.0	6,479
Other debt securities	83	4.1	582	4.0	127	3.8	-	-	792
International	47	4.2	2,028	4.2	797	4.1	13	0.4	2,886

TOTAL HELD-TO-MATURITY	169	4.4	3,775	3.9	2,899	4.5	3,314	3.0	10,157

TOTAL DEBT SECURITIES	8,593	2.7	37,096	3.1	12,896	5.1	13,439	4.6	72,025

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Securities of other foreign Governments mainly include investments made by our subsidiaries in securities issued by the Governments of the countries where they operate.

Loans and Advances to Credit Institutions

As of June 30, 2012, our total loans and advances to credit institutions amounted to €28,676 million, or 4.6% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €28,763 million as of June 30, 2012, or 4.6% of our total assets.

Loans and Advances to Customers

As of June 30, 2012, our gross loans and advances to customers amounted to €367,130 million, or 59% of total assets. Net of our valuation adjustments, loans and advances to customers amounted to €358,332 million as of June 30, 2012, or 57.6% of our total assets. As of June 30, 2012 our loans in Spain amounted to €207,266 million. Our foreign loans amounted to €159,864 million as of June 30, 2012.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and leases as of each of the dates indicated:

	As of June 30, 2012	As of December 31, 2011	As of June 30, 2011
	(In Millions of Euros)
Domestic	207,266	198,948	212,852
Foreign
Western Europe	30,776	32,445	31,974
Latin America	86,245	81,205	70,521
United States	37,373	41,222	34,257
Other	5,471	6,035	4,889
Total foreign	159,864	160,907	141,641

Gross loans and advances to customers	367,130	359,855	354,493
Valuation adjustments	(8,798)	(7,955)	(8,271)

Total loans and advances to customers	358,332	351,900	346,222

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and leases at each of the dates indicated. The analysis by type of customer is based principally on the requirements of the regulatory authorities in each country.

	As of June 30, 2012	As of December 31, 2011	As of June 30, 2011
	(In Millions of Euros)
Domestic
Government	27,334	25,372	25,827
Agriculture	1,506	1,526	1,551
Industrial	17,299	16,286	16,182
Real estate and construction	28,467	29,261	28,600
Commercial and financial	24,583	21,800	30,271
Loans to individuals(1)	88,263	85,207	89,277
Other	19,814	19,496	21,144

Total domestic	207,266	198,948	212,851

Foreign
Government	9,909	9,718	9,259
Agriculture	3,207	3,315	2,170
Industrial	19,101	20,931	18,613
Real estate and construction	19,949	21,728	21,827
Commercial and financial	33,818	33,948	25,330
Loans to individuals	56,237	53,856	46,931
Other	17,643	17,411	17,512

Total foreign	159,864	160,907	141,642

Gross loans and advances to customers	367,130	359,855	354,493

Valuation adjustments	(8,798)	(7,955)	(8,271))

Total loans and advances to customers	358,332	351,900	346,222

(1)	Includes mortgage loans to households for the acquisition of housing.

The following table sets forth a breakdown, by currency, of our net loan portfolio as of each of the dates indicated:

	As of June 30, 2012	As of December 31, 2011	As of June 30, 2011
	(In Millions of Euros)
In euros	216,470	216,889	225,898
In other currencies	141,862	135,011	120,324

Total loans and advances to customers	358,332	351,900	346,222

As of June 30, 2012, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €381 million, compared to €372 million as of December 31, 2011. Loans outstanding to the Spanish government and its agencies amounted to €27,334 million, or 7.0% of our total loans and leases as of June 30, 2012, compared to €25,372 million, or 7.1% of our total loans and leases as of December 31, 2011. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our two largest borrowers as of June 30, 2012, excluding government-related loans, amounted in the aggregate to €9,632 million or approximately 2.62% of our total outstanding loans and leases. As of June 30, 2012 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and leases, other than by category as disclosed in the table above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and leases by domicile of the office that issued the loan and type of customer as of June 30, 2012. The determination of maturities is based on contract terms.

	Maturity
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic
Government	13,236	7,615	6,483	27,334
Agriculture	628	543	335	1,506
Industrial	12,877	2,929	1,493	17,299
Real estate and construction	13,567	8,182	6,719	28,467
Commercial and financial	14,524	3,899	6,159	24,583
Loans to individuals	10,903	15,895	61,466	88,263
Other	13,237	4,083	2,494	19,814

Total Domestic	78,973	43,145	85,148	207,266

Foreign
Government	1,463	1,896	6,551	9,909
Agriculture	2,157	821	229	3,207
Industrial	8,085	6,530	4,486	19,101
Real estate and construction	8,129	6,060	5,760	19,949
Commercial and financial	17,014	13,745	3,059	33,818
Loans to individuals	9,036	13,215	33,985	56,237
Other	9,092	5,892	2,659	17,643

Total Foreign	54,976	48,159	56,728	159,864

Gross loans and advances to customers	133,949	91,305	141,876	367,130

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of June 30, 2012.

	Interest Sensitivity of Outstanding Loans and Leases Maturing in More Than One Year
	Domestic	Foreign	Total
	(In Millions of Euros)
Fixed rate	25,875	48,866	74,741
Variable rate	102,418	56,021	158,439

Gross loans and advances to customers	128,293	104,887	233,180

Loan Loss Reserve

For a discussion of loan loss reserves, see Note 2.2.1 to the Interim Consolidated Financial Statements.

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries as of each of the dates indicated.

	As of June 30, 2012	As of December 31, 2011	As of June 30, 2011
	(In Millions of Euros, except Percentages)
Loan loss reserve at beginning of period:
Domestic	4,714	4,935	4,935
Foreign	4,755	4,539	4,539

Total loan loss reserve at beginning of period	9,470	9,474	9,474
Loans charged off
Government and other Agencies	-	-	-
Real estate and loans to individuals	(1,043)	(1,822)	(1,016)
Commercial and financial	(187)	(155)	(129)
Other	-	-	-
Total domestic	(1,230)	(1,977)	(1,145)
Foreign	(897)	(2,062)	(934)

Total loans charged off	(2,127)	(4,039)	(2,079)

Provision for possible loan losses
Domestic	2,296	2,229	984
Foreign	1,081	2,299	1,137

Total Provision for possible loan losses	3,377	4,528	2,121
Acquisition and disposition of subsidiaries	-	305	-
Effect of foreign currency translation and other	(161)	(797)	(126)
Loan loss reserve at end of period
Domestic	5,694	4,714	4,712
Foreign	4,865	4,755	4,677

Total loan loss reserve at end of period	10,559	9,470	9,389

Loan loss reserve as a percentage of total loans and receivables at end of period	2.7%	2.5%	2.5%
Net loan charge-offs as a percentage of total loans and receivables at end of period	0.5%	1.1%	0.6%

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €2,127 million as of June 30, 2012 compared to €2,079 million as of June 30, 2011. The increase was primarily due to an increase in loans charged off in Spain.

Our loan loss reserves as a percentage of total loans and leases increased to 2.7% as of June 30, 2012 from 2.5% as of June 30, 2011, principally due to an increase in our loan loss reserve in Spain.

Substandard Loans

As described in Note 2.2.1 to the Interim Consolidated Financial Statements, loans are considered to be impaired loans when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our substandard loans which was included in net income attributed to parent company for the six months ended June 30, 2012 and 2011 was €105.2 million and €98.1 million, respectively.

The following table provides information regarding our substandard loans, by domicile and type of customer, as of the dates indicated:

	As of June 30,	As of December 31,

	2012	2011

	(In Millions of Euros, Except %)
Substandard loans
Domestic	11,531	11,043
Public sector	133	130
Other resident sector	11,398	10,913
Foreign	4,748	4,642
Public sector	18	6
Other non-resident sector	4,730	4,637

Total Substandard loans	16,279	15,685

Total loan loss reserve	(10,559)	(9,470)

Substandard loans net of reserves	5,721	6,214

Our total substandard loans amounted to €16,279 million as of June 30, 2012, compared to €15,685 million as of December 31, 2011.

As mentioned in Note 2.2.1 to the Interim Consolidated Financial Statements, our loan loss reserve includes loss reserve for impaired assets and loss reserve for not impaired assets but which present an inherent loss. As of June 30, 2012, the loss reserve for impaired assets amounted to €7,639 million, compared to €6,378 million as of December 31, 2011. As of June 30, 2012, the loss reserve for not impaired assets amounted to €2,920 million, compared to €3,091 million as of December 31, 2011.

The following table provides information, by domicile and type of customer, regarding our substandard loans and the loan loss reserves to customers taken for each substandard loan category, as of June 30, 2012.

	Substandard Loans	Loan Loss Reserve	Substandard Loans as a Percentage of Loans in Category

	(In Millions of Euros, Except %)
Domestic:
Government	133	(10)	0.49%
Credit institutions	-	-	-
Other sectors	11,398	(5,267)	6.33%
Agriculture	134	(49)	8.89%
Industrial	844	(408)	4.88%
Real estate and construction	6,000	(3,182)	21.08%
Commercial and other financial	950	(396)	3.86%
Loans to individuals	2,777	(817)	3.15%
Other	692	(415)	3.49%

Total Domestic	11,531	(5,277)	5.45%
Foreign:
Government	18	(4)	0.18%
Credit institutions	29	(16)	0.12%
Other sectors	4,701	(2,341)	3.13%
Agriculture	205	(99)	6.39%
Industrial	176	(134)	0.92%
Real estate and construction	1,506	(564)	7.55%
Commercial and other financial	861	(491)	2.55%
Loans to individuals	1,748	(839)	3.11%
Other	206	(214)	1.17%

Total Foreign	4,748	(2,361)	2.58%
General reserve		(2,920)

Total substandard loans	16,279	(10,559)	4.11%

Potential Problem Loans

The identification of “Potential problem loans” is based on the analysis of historical delinquency rates trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with delinquency rates higher than our average delinquency rates. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio

The delinquency rate in our domestic real estate and construction portfolio was 21.1% as of June 30, 2012, substantially higher than the average delinquency rate for all of our domestic activities (5.5%) and the average delinquency rate for all of our consolidated activities (4.0%) as of such date. Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a delinquency rate of 23.0% as of such date. Given such delinquency rate, we performed an analysis in order to define the level of loan provisions attributable to these loan portfolios (see Note 2.2.1 to our Interim Consolidated Financial Statements). The table below sets forth additional information on our “Potential problem loans” and domestic substandard loans as of June 30, 2012:

	Book Value	Allowance for Loan Losses	% of Loans in Each Category to Total Loans to Customers

	(In Millions of Euros, Except Percentages)
Domestic(1)
Substandard loans	4,750	2,190	1.3%
Potential problem loans	1,729	306	0.5%

(1)	Potential problem loans outside of Spain as of June 30, 2012 were not significant.

Foreign Country Outstandings

The following table sets forth, as of each of the dates indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of June 30, 2012 and December 31, 2011. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States.

	As of June 30, 2012		As of December 31, 2011

	Amount	% of Total Assets	Amount	% of Total Assets

	(In Millions of Euros, Except Percentages)
United Kingdom	5,939	0.95%	6,258	1.1%
Mexico	1,521	0.24%	1,885	0.3%
Other OECD	7,403	1.19%	7,521	1.3%

Total OECD	14,863	2.39%	15,664	2.6%
Central and South America	2,812	0.45%	3,161	0.5%
Other	5,381	0.86%	4,568	0.8%

Total	23,056	3.70%	23,393	3.9%

The following table sets forth the amounts of our cross-border outstandings as of June 30, 2012 and December 31, 2011 by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total

	(In Millions of Euros)
As of June 30, 2012
Mexico	5	48	1,468	1,521
United Kingdom	-	4,214	1,725	5,939

Total	5	4,262	3,193	7,460

As of December 31, 2011
Mexico	31	210	1,644	1,885
United Kingdom	-	4,145	2,113	6,258

Total	31	4,355	3,757	8,143

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of June 30, 2012.

Categories(1)	Minimum Percentage of Coverage (Outstandings Within Category)
Countries belonging to the OECD whose currencies are listed in the Spanish foreign exchange market	0.0
Countries with transitory difficulties(2)	10.1
Doubtful countries(2)	22.8
Very doubtful countries(2)(3)	83.5
Bankrupt countries(4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.

(2)	Coverage for the aggregate of these three categories (countries with transitory difficulties, doubtful countries and very doubtful countries) must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.

(3)	Outstandings to very doubtful countries are treated as substandard under Bank of Spain regulations.

(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our consolidated balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories.

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €370 million and €340 million as of June 30, 2012 and December 31, 2011, respectively. These figures do not reflect loan loss reserves of 11.9%, and 13.2% respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2012 did not in the aggregate exceed 0.1% of our total assets.

The country-risk exposures described in the preceding paragraph as of June 30, 2012 and December 31, 2011 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of June 30, 2012 and December 31, 2011 amounted to $56 million and $58 million, respectively (approximately €44 million and €45 million, respectively, based on a euro/dollar exchange rate on June 30, 2012 of $1.00 = €0.79 and December 31, 2011 of $1.00 = €0.77).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated, disregarding any valuation adjustments and accrued interest.

	As of June 30, 2012
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total domestic	119,957	48,507	10,545	179,009
Foreign
Western Europe	28,251	5,974	28,943	63,168
Mexico	37,226	-	13,651	50,877
South America	49,032	546	4,187	53,765
United States	37,528	-	6,529	44,057
Other	1,102	-	580	1,683
Total foreign	153,139	6,520	53,890	213.550

Total	273,097	55,028	64,435	392,560

	As of December 31, 2011
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total domestic	124,929	24,570	9,230	158,729
Foreign
Western Europe	37,136	8,098	27,547	72,781
Mexico	36,393	-	11,320	47,713
South America	43,399	228	3,593	47,220
United States	37,199	241	6,318	43,757
Other	1,925	-	1,040	2,965
Total foreign	156,052	8,566	49,817	214,435

Total	280,981	33,136	59,047	373,164

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 23 to the Interim Consolidated Financial Statements.

As of June 30, 2012, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €78,939 considering the noon buying rate as of June 30, 2012) or greater was as follows:

	As of June 30, 2012
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	9,133	19,213	28,346
Over 3 to 6 months	3,976	2,371	6,346
Over 6 to 12 months	8,328	2,592	10,918
Over 12 months	7,991	5,878	13,869
Total	29,428	30,053	59,481

Time deposits from Spanish and foreign financial institutions amounted to €33,661 million as of June 30, 2012, substantially all of which were in excess of $100,000 (approximately €78,939 considering the noon buying rate as of June 30, 2012).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of June 30, 2012 and December 31, 2011, see Note 23 to the Interim Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of June 30, 2012, December 31, 2011, and June 30, 2011.

	As of and for the Six Months Ended June 30, 2012		As of and for the Year Ended December 31, 2011		As of and for the Six Months Ended June 30, 2011
	Amount	Average rate	Amount	Average rate	Amount	Average rate

	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of end of period	54,414	1.97%	59,738	2.06%	52,194	2.10%
Average during period	51,238	1.63%	49,670	1.95%	47,626	2.03%
Maximum quarter-end balance	54,414	-	59,738	-	52,194	-
Bank promissory notes:
As of end of period	1,478	1.57%	2,362	1.82%	12,020	1.21%
Average during period	2,059	1.52%	9,582	1.18%	13,816	1.18%
Maximum quarter-end balance	2,345	-	14,300	-	14,262	-
Bonds and Subordinated debt :
As of end of period	13,388	3.60%	11,736	3.88%	12,359	3.61%
Average during period	14,974	2.87%	11,945	3.98%	10,629	3.11%
Maximum quarter-end balance	16,621	-	15,738	-	12,359	-

Total short-term borrowings as of end of period	69,280	2.28%	73,835	2.34%	76,573	2.20%

Return on Equity

The following table sets out our return on equity ratios:

	As of June 30, 2012	As of December 31, 2011	As of June 30, 2011
	(In Percentages)
Return on equity (1)	7.4	8.0	12.9
Return on assets(2)	0.6	0.6	0.9
Equity to assets ratio(3)	6.9	6.8	6.8

(1)	Represents net income attributed to parent company for the period as a percentage of average stockholder’s funds for the period. For June 30, 2012 and June 30, 2011 data, net income attributed to parent company is annualized by multiplying the net income attributed to parent company for the period by two.

(2)	Represents net income as a percentage of average total assets for the period. For June 30, 2012 and June 30, 2011 data, net income is annualized by multiplying the net income for the period by two.

(3)	Represents average total equity over average total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary Economic Background to Results of Operations

In the first half of 2012 the global economy was affected by a new outbreak of financial tensions resulting from the debt and institutional crisis in Europe. Such a prolonged period of uncertainty seems to be having a significant impact in terms of economic activity in all the regions, and has held back the economic recovery process which, although moderate, had been seen in previous years. Thus, global GDP growth slowed down in the first half of 2012, from the 3.9% average annual growth recorded in 2011. Even so, economic performance by regions continues to vary. While in the United States (“U.S.”) and the emerging economies the slowdown has been more or less intense, but maintaining growth, the economy has stagnated in Europe as a whole, and several countries have once again entered a recession.

The events in Europe have been the fundamental reason for the worsening of the global economic activity. The European authorities have implemented a number of measures aimed at tackling the current tensions. On the one hand, an agreement was reached at the beginning of the year for restructuring the Greek debt with the participation of the private sector and new fiscal adjustment plans. At the same time, the new fiscal compact, which ratifies the commitment by the various European countries to fiscal consolidation and growth, was approved, and the capacity of the European stabilization mechanism was boosted. Implementation of this mechanism has been brought forward to July, with a lending capacity of up to €500,000 million. In addition, the European Central Bank (“ECB”) has maintained its long-term liquidity support measures in order to reduce the uncertainty surrounding the European financial system. Particularly, the second auction of long-term (3 years) unlimited loans took place in 2012 at an interest rate of 1%, and the official interest rate was lowered to 0.75% in July. Finally, the peripheral countries, especially Spain, have set in motion structural reforms which have been highly valued by the European institutions.

However, all this has not been enough to dissipate tensions. First, doubts remain about the effectiveness of the fiscal consolidation processes underway, due not only to the limited progress made in some countries, particularly in Spain, but also to the difficulties in making fiscal consolidation compatible with economic growth. Secondly, doubts have arisen about the impact that the restructuring process of some financial institutions could have on the public finances of some countries. Specifically, this has been the case in Cyprus and Spain, generating tensions throughout the six-month period that have only relaxed partially with the request by the Spanish government of European financial aid and the implementation of independent evaluations of the banks’ balance sheets. Thirdly, the six-month period has been marked by the political uncertainty derived from the result of the two elections held in Greece. The uncertainty surrounding the possibility that Greece may be forced to leave the euro created an extremely tense situation, with capital outflows from the peripheral countries, higher spreads and stock-market falls that mainly affected the banks in peripheral countries.

The situation improved in part towards the end of the six-month period. A government committed to remaining in the euro zone was finally formed in Greece. The independent appraisals of the Spanish banking system have produced figures showing that capital is needed for the entire system within the expected range, and have highlighted the strength of the largest institutions. Finally, the European summit held in late June had positive results. Progress has been made toward the creation of a European banking supervisor, although the scope of its powers has yet to be defined. Moreover, the European stability mechanism will be in charge of recapitalizing the banks directly (which should ease the pressure on the public finances of the affected countries, particularly Spain) and its loans will not be considered senior. Later on, in September, the ECB announced unlimited sovereign bond purchases in case countries request aid, with no seniority status.

Thus, the European economy has suffered especially in this situation of uncertainty, and the slowdown process has intensified. The Eurozone did not have a strong second quarter, as it continued to reel from a deep financial and economic crisis, especially in the peripheral countries, and its macroeconomic indicators continued to deteriorate after an upturn in the first quarter. If the foreseen measures of the European summit and by the ECB are implemented, financing troubles should start to diminish after the summer. The Eurozone should grow timidly in 2013, although the periphery will remain in recession.

Although the recovery in the U.S. was not being particularly vigorous, up to the first quarter of 2012 it still showed an acceptable level of dynamism, with quarterly growth of 0.5% thanks to the better shape of state and local finances, improved lending and a certain recovery of the residential construction sector. Advanced second quarter growth points to lower rates, due to decelerating personal consumption expenditures (PCE) and lower growth in residential and non-residential fixed investment. This is due to the increased uncertainty surrounding economic activity (and which seems to be holding back household and company spending), as pointed out by different sources. The intense slowdown seen in the main emerging economies, together with increased risks coming from Europe, is generating a less favorable external environment. We should also point out the uncertainty surrounding the fiscal stimulus programs that will expire at the end of 2012, which unless a political agreement is reached for their total or partial renewal could bring about a large fiscal contraction and cause the U.S. economy to slide into another recession.

The emerging economies have also been hit by the financial tensions coming from Europe (although to a different extent) as regards both financial flows and real economic activity. South America has continued to show strong growth in the first half of 2012, supported by vigorous domestic demand and a relative improvement of some determining factors in the international economic landscape, particularly in the maintenance of high commodity prices. However, this is expected to be reflected in a certain upward pressure on inflation, especially in countries whose central banks have set inflation targets (including Peru, Chile and Colombia). The foregoing is expected to therefore lead those central banks to maintain a bias toward a slacker monetary policy. Growth is expected to slow down compared to previous years, but still be strong (around 3.2% in 2012 for the main 7 economies).

Economic activity in Mexico shows stronger growth than in late 2011, with a GDP growth of 4.3% year-on-year for the six-month period ended June 30, 2012. Inflation is expected to close 2012 at 4% (recent upturns are due to non-core components), thus consolidating the view that the monetary policy reference rates will be maintained.

In China, growth has continued to slow down to 7.6% year-on-year in the second quarter, from 8.1% in the previous quarter. Part is due to the slump in exports, given the lower demand in Europe, but the figures announced for the second quarter suggest that this slowdown will intensify. In any event, the slowdown has been more severe than the authorities expected, which together with reduced inflation has given the authorities more room to implement economic stimulus policies, should the global scenario deteriorate further. The Chinese authorities have announced major infrastructure to support growth.

Finally, economic activity in Turkey suffered intensely in the first half of the year, due to the country’s exposure to the euro zone economy. Even so, the current account deficit has been adjusted over the same period. Equally, inflation figures have been somewhat better than expected by the authorities

Factors Affecting the Comparability of our Results of Operations and Financial Condition

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars fuerte and New Peruvian Soles. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our interim consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our interim consolidated financial statements. We are also exposed to fluctuations of the Turkish lira and the Chinese yuan, as a result of our investments in Garanti and CIFH and CNCB, respectively.

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Interim Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar, the Turkish lira and the

Chinese yuan against the euro, expressed in local currency per €1.00 for the six months ended June 30, 2012 and 2011, respectively and as of June 30, 2012 and December 31, 2011 according to the European Central Bank (“ECB”).

	Average Exchange Rates		Period-End Exchange Rates

	For the Six Months ended June 30, 2012	For the Six Months ended June 30, 2011	As of June 30, 2012	As of December 31, 2011

Mexican peso	17.1839	16.6864	16.8754	18.0512
U.S.dollar	1.2965	1.4032	1.2590	1.2939
Argentine peso	5.6942	5.6815	5.6923	5.5679
Chilean peso	638.9776	667.1114	641.8485	674.7638
Colombian peso	2,325.5814	2,577.3196	2,272.7273	2,512.5628
Peruvian new sol	3.4673	3.9036	3.3546	3.4890
Venezuelan bolivar	5.5682	6.0265	5.4070	5.5569
Turkish lira	2.3362	2.2081	2.2834	2.4432
Chinese yuan	8.1905	9.1755	8.0011	8.1588
The June 2012 period-end exchange rates of all currencies whose fluctuation may have an impact on the Group’s financial statements have appreciated against the euro with respect to the June 2011 period-end exchange rates with the exception of the Turkish lira. In terms of average exchange rates, only the Mexican and Argentine pesos have depreciated period on period, with an appreciation of the rest of currencies. Thus the overall effect of changes in exchange rates on the period-on-period comparison of the Group’s income statement and balance sheet is positive.

In addition, our results of operations for the six months ended June 30, 2012 include the proportional consolidation of our approximately 25% interest in Garanti during the entire six months ended June 30, 2012 compared with during only three months during the six months ended June 30, 2011.

BBVA Group Results of Operations for the Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

The changes in the Group’s consolidated income statements for the six months ended June 30, 2012 and 2011 were as follows:

	For the Six Months Ended June 30,
	2012	2011	2012/2011
	(In Millions of Euros)		(in %)
Interest and similar income	12,768	11,501	11.0
Interest expense and similar charges	(5,428)	(5,112)	6.2

Net interest income	7,340	6,389	14.9

Dividend income	338	282	19.9
Share of profit or loss of entities accounted for using the equity method	371	243	52.7
Fee and commission income	2,994	2,745	9.1
Fee and commission expenses	(563)	(464)	21.3
Net gains (losses) on financial assets and liabilities	766	729	5.1
Net exchange differences	63	359	(82.5)
Other operating income	2,854	2,028	40.7
Other operating expenses	(2,756)	(1,886)	46.1

Gross income	11,407	10,425	9.4

Administration costs	(4,803)	(4,433)	8.3
Personnel expenses	(2,808)	(2,582)	8.8
General and administrative expenses	(1,995)	(1,851)	7.8
Depreciation and amortization	(470)	(404)	16.3
Provisions (net)	(230)	(234)	(1.7)

	For the Six Months Ended June 30,
	2012	2011	2012/2011
	(In Millions of Euros)		(in %)
Impairment losses on financial assets (net)	(3,267)	(1,986)	64.5

Net operating income	2,637	3,368	(21.7)

Impairment losses on other assets (net)	(269)	(184)	46.2
Gains (losses) on derecognized assets not classified as non-current assets held for sale	22	24	(8.3)
Negative goodwill	-	-	-
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(286)	(65)	n.m.[1]

Income before tax	2,104	3,143	(33.1)

Income tax	(272)	(558)	(51.3)
Income from continuing transactions	1,832	2,585	(29.1)

Income from discontinued transactions (net)	-	-	-
Net income	1,832	2,585	(29.1)

Net income attributed to parent company	1,510	2,339	(35.4)
Net income attributed to non-controlling interests	322	246	30.9

(1)	Not meaningful.

Net interest income

The following table summarizes the principal components of net interest income for the six months ended June 30, 2012 compared to the six months ended June 30, 2011.

	For the Six Months Ended June 30,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Interest income	12,768	11,501	11.0
Interest expense	(5,428)	(5,112)	6.2

Net interest income	7,340	6,389	14.9

Net interest income increased 14.9% to €7,340 million for the six months ended June 30, 2012 from €6,389 million for the six months ended June 30, 2011 due to the reduction of the cost of deposits in Spain and in certain emerging countries, the proportional consolidation of Garanti during all of the six months ended June 30, 2012 compared with during only three months during the six months ended June 30, 2011, and strong business activity in Mexico and South America.

Dividend income

Dividend income increased 19.9% to €338 million for the six months ended June 30, 2012 from €282 million for the six months ended June 30, 2011, due primarily to dividends from Telefónica, S.A.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method increased to €371 million for the six months ended June 30, 2012 from €243 million for the six months ended June 30, 2011 due to the increased profit of CNCB.

Fee and commission income

The breakdown of fee and commission income for the six months ended June 30, 2012 compared to the six months ended June 30, 2011 is as follows:

	For the Six Months Ended June 30,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Commitment fees	88	60	47.3
Contingent Liabilities	174	154	13.0
Documentary credits	29	27	7.6
Bank and other guarantees	145	127	14.1
Arising from exchange of foreign currencies and banknotes	15	15	2.1
Collection and payment services	1,458	1,261	15.6
Bills receivables	36	32	12.2
Current accounts	203	172	18.3
Credit and debit cards	885	738	19.8
Checks	111	117	(4.7)
Transfer and other payments orders	159	143	10.9
Rest	64	59	8.2
Securities services income	855	835	2.3
Securities underwriting	42	39	8.6
Securities dealing	98	103	(5.4)
Custody securities	164	174	(5.7)
Investment and pension funds	478	449	6.5
Rest assets management	73	71	3.3
Counseling on and management of one-off transactions	4	6	(35.4)
Financial and similar counseling services	19	32	(41.2)
Factoring transactions	20	17	22.2
Non-banking financial products sales	54	51	6.5
Other fees and commissions	307	314	(2.4)

Fee and commission income	2,994	2,745	9.1

Fee and commission income increased by 9.1% to €2,994 million for the six months ended June 30, 2012 from €2,745 million for the six months ended June 30, 2011 due principally to greater business activity in emerging countries and the proportional consolidation of Garanti during all of the six months ended June 30, 2012 compared with during only three months during the six months ended June 30, 2011.

Fee and commission expenses

The breakdown of fee and commission expenses for the six months ended June 30, 2012 and 2011 is as follows:

	For the Six Months Ended June 30,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Brokerage fees on lending and deposit transactions	2	2	40.9
Fees and commissions assigned to third parties	406	322	26.0
Credit and debit cards	339	254	33.6
Transfers and others payment orders	21	16	29.9
Securities dealing	8	8	(0.5)
Rest	38	44	(14.3)
Other fees and commissions	155	140	10.7

Fee and commission expenses	563	464	21.4

Fee and commission expenses increased by 21.4% to €563 million for the six months ended June 30, 2012 from €464 million for the six months ended June 30, 2011, primarily due to certain regulatory changes that have come into force in the United States and some other countries where BBVA operates.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities increased by 5.1% to €766 million for the six months ended June 30, 2012 from €729 million for the six months ended June 30, 2011. Net gains on financial assets and liabilities for the six months ended June 30, 2012 includes the repurchase of securitization bonds which has generated gross capital gains of approximately €250 million.

Net exchange differences decreased to €63 million for the six months ended June 30, 2012 from €359 million for the six months ended June 30, 2011, due primarily to the evolution of foreign currencies.

Other operating income and expenses

Other operating income amounted to €2,854 million for the six months ended June 30, 2012 a 40.7% increase compared to €2,028 million for the six months ended June 30, 2011, due primarily to increased income derived from insurance and reinsurance contracts. This impact is related with the increased operating expenses.

Other operating expenses for the six months ended June 30, 2012, amounted to €2,756 million, a 46.1% increase compared to the €1,886 million recorded for the six months ended June 30, 2011 due primarily to higher contributions to deposit guarantee funds in the countries in which we operate and to increased provisions related to insurance and reinsurance contracts.

Gross income

As a result of the foregoing, gross income for the six months ended June 30, 2012 was €11,407 million, a 9.4% increase from the €10,425 million recorded for the six months ended June 30, 2011.

Administration costs

Administration costs for the six months ended June 30, 2012 were €4,803 million, an 8.3% increase from the €4,433 million recorded for the six months ended June 30, 2011, due primarily to the proportional consolidation of Garanti during all of the six months ended June 30, 2012 compared with during only three months during the six months ended June 30, 2011.

The table below provides a breakdown of personnel expenses for the six months ended June 30, 2012 and 2011.

	For the Six Months Ended June 30,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Wages and salaries	2,161	1,982	9.0
Social security costs	341	310	9.8
Transfers to internal pension provisions	28	27	4.4
Contributions to external pension funds	46	38	22.2
Other personnel expenses	232	225	2.8

Personnel expenses	2,808	2,582	8.7

The table below provides a breakdown of general and administrative expenses for the six months ended June 30, 2012 and 2011.

	For the Six Months Ended June 30,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Technology and systems	349	305	14.2
Communications	168	149	13.4
Advertising	186	189	(1.8)
Property, fixtures and materials	455	422	7.6
Of which:
Rent expenses	259	232	11.4
Taxes other than income tax	207	190	9.3
Other expenses	630	596	5.8

Other administrative expenses	1,995	1,851	7.8

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2012 amounted to €470 million a 16.3% increase compared to €404 million recorded for the six months ended June 30, 2011, due primarily to the amortization of software and tangible assets for own use.

Provisions (net)

Provisions (net) for the six months ended June 30, 2012 amounted to €230 million, a 1.7% decrease compared to the €234 million recorded for the six months ended June 30, 2011, and were primarily intended to cover early retirement benefits, other allocations to pension funds and transfers to provisions for contingent liabilities.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the six months ended June 30, 2012 amounted to €3,267 million, a 64.5% increase compared to the €1,986 million recorded for the six months ended June 30, 2011. Impairment losses on financial assets (net) for the six months ended June 30, 2012 include a charge of €1,434 million in connection with assets related to the real estate business in Spain. The Group’s non-performing assets ratio was remained at 4.0% as of June 30, 2012, in line with the 4.0% as of June 30, 2011 and the 4.0% as of December 31, 2011.

Net operating income

Net operating income for the six months ended June 30, 2012 amounted to €2,637 million, a 21.7% decrease from the €3,368 million recorded for the six months ended June 30, 2011.

Impairment on other assets (net)

Impairment on other assets (net) for the six months ended June 30, 2012 amounted to €269 million, a 46.2% increase compared to the €184 million recorded for the six months ended June 30, 2011. This increase was mainly the result of losses in connection with real estate assets purchased from distressed customers related to the real estate business in Spain.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the six months ended June 30, 2012 amounted to a gain of €22 million, an 8.3% decrease compared to €24 million for the six months ended June 30, 2011.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the six months ended June 30, 2012, amounted to a loss of €286 million, compared to a loss of €65 million for the six months ended June 30, 2011. The difference was primarily due to provisions made for real estate foreclosed assets in Spain.

Income before tax

As a result of the foregoing, income before tax for the six months ended June 30, 2012 was €2,104 million, a 33.1% decrease from the €3,143 million recorded for the six months ended June 30, 2011.

Income tax

Income tax for the six months ended June 30, 2012 amounted to €272 million, a 51.3% decrease from the €558 million recorded for the six months ended June 30, 2011, due to lower income before tax, the higher proportion of revenues with low or zero tax rates (primarily dividends and equity accounted earnings), and the higher proportion of results coming from Latin America and Garanti, which carry a lower effective tax rate.

Net income

As a result of the foregoing, net income for the six months ended June 30, 2012 was €1,832 million, a 29.1% decrease from the €2,585 million recorded for the six months ended June 30, 2011.

Net income attributed to parent company

Net income attributed to parent company for the six months ended June 30, 2012 was €1,510 million, a 35.4% decrease from the €2,339 million recorded for the six months ended June 30, 2011.

Net income attributed to non-controlling interests

Net income attributed to non-controlling interests for the six months ended June 30, 2012 was €322 million, a 30.9% increase over the €246 million recorded for the six months ended June 30, 2011, principally due to the performance of our Venezuelan and Peruvian operations where there are significant minority shareholders.

Results of Operations by Business Areas for the Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

SPAIN

	For the Six Months Ended June 30,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Net interest income	2,300	2,211	4.0

Net fees and commissions	797	796	0.1
Net gains (losses) on financial assets and liabilities and exchange differences	8	192	(96.0)
Other operating income and expenses (net)	212	235	(9.8)

Gross income	3,316	3,435	(3.4)

Administrative costs	(1,305)	(1,342)	(2.8)
Depreciation and amortization	(48)	(49)	(2.8)
Impairment on financial assets (net)	(2,249)	(846)	n.m.[1]
Provisions (net) and other gains (losses)	(32)	74	n.m.[1]

Income before tax	(317)	1,272	n.m.[1]

Income tax	97	(376)	n.m.[1]

Net income	(220)	895	n.m.[1]

Net income attributed to non-controlling interests	-	-	n.m.[1]

Net income attributed to parent company	(221)	896	n.m.[1]

(1)	Not meaningful.

Net interest income

Net interest income of this business area for the six months ended June 30, 2012 was €2,300 million, a 4.0% increase compared to the €2,211 million recorded for the six months ended June 30, 2012, due mainly to the reduction of the cost of deposits in a context of reduced activity and low interest rates.

Net fees and commissions

Net fees and commissions of this business area amounted to €797 million for the six months ended June 30, 2012, a 0.1% increase from the €796 million recorded for the six months ended June 2011.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2012 was a gain of €8 million compared with the €192 million gain recorded for the six months ended June 30, 2011. Net gains (losses) on financial assets and liabilities and exchange differences for the six months ended June 30, 2011 were positively affected by the positive business performance in the Global Markets business unit during such period due to gains derived from changes in foreign currency exchange rates.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for the six months ended June 30, 2012 was a gain of €212 million, a 9.8% decrease from the €235 million gain recorded for the six months ended June 30, 2011, primarily due to increased contributions to the Deposit Guarantee Fund.

Gross income

As a result of the foregoing, gross income of this business area for the six months ended June 30, 2012 was €3,316 million, a 3.4% decrease from the €3,435 million recorded for the six months ended June 30, 2011.

Administrative costs

Administrative costs of this business area for the six months ended June 30, 2012 were €1,305 million, a 2.8% decrease from the €1,342 million recorded for the six months ended June 30, 2011.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for the six months ended June 30, 2012 was €2,249 million, compared to the €846 million recorded for the six months ended June 30, 2011 and was mainly attributable to the impairment of assets related to the real estate sector as a result of the deterioration of economic conditions in Spain. This business area’s non-performing assets ratio increased to 5.1% as of June 30, 2012 compared to the 4.7% as of June 30, 2011. As of December 31, 2011 the non-performing assets ratio was 4.8%.

Income before tax

As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2012 was a loss of €317 million, compared to a gain of €1,272 million recorded in the six months ended June 30, 2011.

Income tax

Income tax of this business area for the six months ended June 30, 2012 was €97 million in income in light of the above loss, compared to the €376 million in tax expense recorded in the six months ended June 30, 2011.

Net income attributed to parent company

As a result of the foregoing, net income attributed to parent company of this business area for the six months ended June 30, 2012 was €221 million in losses, compared with the profit of €896 million recorded for the six months ended June 30, 2011.

EURASIA

	For the Six Months Ended June 30,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Net interest income	382	305	25.3

Net fees and commissions	235	170	38.0
Net gains (losses) on financial assets and liabilities and exchange differences	83	72	14.1
Other operating income and expenses (net)	397	279	42.3

Gross income	1,096	826	32.7

Administrative costs	(339)	(244)	38.7
Depreciation and amortization	(30)	(19)	57.1
Impairment on financial assets (net)	(77)	(52)	48.9
Provisions (net) and other gains (losses)	(20)	3	n.m.[1]

Income before tax	630	514	22.6

Income tax	(54)	(67)	(19.4)

Net income	576	447	28.9

Net income attributed to non-controlling interests	-	-	-

Net income attributed to parent company	576	447	28.9

(1)	Not meaningful.

The importance of this area is increasing both in terms of earnings and our balance sheet, primarily due to the contribution of Garanti starting in March 2011 and the increase of earnings from CNCB. The majority of the period-on-period increases in the income statement headings are mainly attributable to the proportional consolidation of Garanti for the full period in the six months ended June 30, 2012 compared with only three months in the six months ended June 30, 2011.

Net interest income

Net interest income of this business area for the six months ended June 30, 2012 was €382 million, a 25.3% increase compared to the €305 million recorded for the six months ended June 30, 2011.

Net fees and commissions

Net fees and commissions of this business area amounted to €235 million for the six months ended June 30, 2012 a 38% increase from the €170 million recorded for the six months ended June 30, 2011.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2012 was €83 million, a 14.1% increase compared with the €72 million recorded for the six months ended June 30, 2011.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for the six months ended June 30, 2012 was a gain of €397 million, a 42.3% increase from the €279 million gain recorded for the six months ended June 30, 2011, primarily due to the growing contribution of CNCB.

Gross income

As a result of the foregoing, gross income of this business area for the six months ended June 30, 2012 was €1,096 million, a 32.7% increase from the €826 million recorded for the six months ended June 30, 2011.

Administrative costs

Administrative costs of this business area for the six months ended June 30, 2012 were €339 million, a 38.7% increase over the €244 million recorded for the six months ended June 30, 2011.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for the six months ended June 30, 2012 was €77 million, a 48.9% increase from the €52 million recorded for the six months ended June 30, 2011. The business area’s non-performing assets ratio increased to 1.4% as of June 30, 2012 from 1.3% as of June 30, 2011. As of December 31, 2011, the non-performing assets ratio was 1.5%.

Income before tax

As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2012 was €630 million, a 22.6% increase from the €514 million recorded in the six months ended June 30, 2011.

Income tax

Income tax of this business area for the six months ended June 30, 2012 was €54 million, a 19.4% decrease from the €67 million recorded in the six months ended June 30, 2011. The decrease in the income tax is primarily related to the equity accounted earnings related to CNBC, since the proportion of income before tax related to CNBC was higher in the six months ended June 30, 2012 than in the six months ended June 30, 2011.

Net income attributed to parent company

As a result of the foregoing, net income attributed to parent company of this business area for the six months ended June 30, 2012 was €576 million, a 28.9% increase from the €447 million recorded in the six months ended June 30, 2011.

MEXICO

	For the Six Months Ended June 30,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Net interest income	2,016	1,910	5.6

Net fees and commissions	612	600	2.0
Net gains (losses) on financial assets and liabilities and exchange differences	111	233	(52.2)
Other operating income and expenses (net)	138	97	41.6

Gross income	2,877	2,840	1.3

Administrative costs	(1,030)	(975)	5.6
Depreciation and amortization	(62)	(51)	21.2
Impairment on financial assets (net)	(616)	(612)	0.7
Provisions (net) and other gains (losses)	(25)	(28)	(10.9)

Income before tax	1,144	1,173	(2.5)

Income tax	(278)	(302)	(8.2)

Net income	866	871	(0.5)

Net income attributed to non-controlling interests	(1)	(1)	8.3

Net income attributed to parent company	865	870	(0.5)

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average Mexican peso to euro exchange rate for the six months ended June 30, 2012 depreciated compared to the average Mexican peso to euro exchange rate for the six months ended June 30, 2011, resulting in a negative impact on the period-on-period comparison of the income statement. By contrast, the Mexican peso to euro exchange rate as of June 30, 2012 appreciated compared to the Mexican peso to euro exchange rate as of June 30, 2011, resulting in a positive impact on the period-on-period comparison of the balance sheet.

Net interest income

Net interest income of this business area for the six months ended June 30, 2012 was €2,016 million, a 5.6% increase from the €1,910 million recorded for the six months ended June 30, 2011, due primarily to increased business activity, with lending growing at a higher pace than deposits.

Net fees and commissions

Net fees and commissions of this business area amounted to €612 million for the six months ended June 30, 2012, a 2.0% increase from the €600 million recorded for the six months ended June 30, 2011, primarily as a result of increased business activity and the performance of the pensions business.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2012 amounted to €111 million, a 52.2% decrease from the €233 million recorded for the six months ended June 30, 2011. Net gains on financial assets and liabilities and exchange differences for the six months ended June 30, 2011 were positively affected by higher brokerage revenues due to better market conditions.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for the six months ended June 30, 2012, was a gain €138 million, a 41.6% increase from the €97 million gain recorded for the six months ended June 30, 2011, principally due to growth in the insurance business.

Gross income

As a result of the foregoing, gross income of this business area for the six months ended June 30, 2012, was €2,877 million, a 1.3% increase from the €2,840 million recorded for the six months ended June 30, 2011 (assuming constant exchange rates, there would have been a 4.4% increase).

Administrative costs

Administrative costs of this business area for the six months ended June 30, 2012 amounted to €1,030 million, a 5.6% increase from the €975 million recorded for the six months ended June 30, 2011, primarily due to the expansion and transformation plan implemented by BBVA Bancomer which comprised an increase in the number of ATMs, POS terminals and employees.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for the six months ended June 30, 2012 was €616 million, a 0.7% increase from the €612 million recorded for the six months ended June 30, 2011. The business area’s non-performing assets ratio increased to 4.0% as of June 30, 2012 from 3.6% as of June 30, 2011. As of December 31, 2011 the non-performing assets ratio was 3.7%.

Income before tax

As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2012 was €1,144 million, a 2.5% decrease from the €1,173 million recorded for the six months ended June 30, 2011.

Income tax

Income tax of this business area for the six months ended June 30, 2012 was €278 million, an 8.2% decrease from the €302 million recorded for the six months ended June 30, 2011.

Net income attributed to parent company

Net income attributed to parent company of this business area for the six months ended June 30, 2012 was €865 million, a 0.5% decrease from the €870 million recorded for the six months ended June 30, 2011.

SOUTH AMERICA

	For the Six Months Ended June 30,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Net interest income	1,977	1,435	37.8

Net fees and commissions	636	513	24.2
Net gains (losses) on financial assets and liabilities and exchange differences	241	280	(13.9)
Other operating income and expenses (net)	(75)	(98)	(23.0)

Gross income	2,779	2,130	30.5

Administrative costs	(1,076)	(880)	22.2
Depreciation and amortization	(82)	(71)	15.9
Impairment on financial assets (net)	(235)	(209)	12.5
Provisions (net) and other gains (losses)	(75)	(22)	n.m.[1]

Income before tax	1,312	948	38.5

Income tax	(288)	(174)	65.4

Net income	1,024	774	32.4

Net income attributed to non-controlling interests	(321)	(247)	29.9

Net income attributed to parent company	703	526	33.6

(1)	Not meaningful.

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”, during the six months ended June 30, 2012, there was an appreciation of the average exchange rates of the currencies of the countries in which we operate in South America, except for the Argentine peso, against the euro, compared to the average exchange rates for the six months ended June 30, 2011, resulting in a positive impact on the period-on-period comparison of the income statement. Similarly there was an appreciation of the period-end exchange rates of the currencies of the countries in which we operate in South America resulting in a positive impact on the period-on-period comparison of the balance sheet.

Net interest income

Net interest income of this business area for the six months ended June 30, 2012 was €1,977 million, a 37.8% increase from the €1,435 million recorded in the six months ended June 30, 2011, mainly due to increased business activity in commercial loans and credit cards.

Net fees and commissions

Net fees and commissions of this business area amounted to €636 million in the six months ended June 30, 2012, a 24.2% increase from the €513 million recorded in the six months ended June 30, 2011, primarily due to the increased pace of business (including higher securities services income and collection and payment services income) in most of the countries throughout the region.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area in the six months ended June 30, 2012 were €241 million, a 13.9% decrease from the €280 million recorded in the six months ended June 30, 2011, primarily due to the revaluation of positions in U.S. dollars at the Venezuela subsidiary during the first half of 2011.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for the six months ended June 30, 2012, was a loss of €75 million, a 23.0% decrease from the loss of €98 million recorded for the six months ended June 30, 2011, principally due to the lower impact in the most recent period of Venezuela being a hyperinflationary economy.

Gross income

As a result of the foregoing, the gross income of this business area for the six months ended June 30, 2012 was €2,779 million, a 30.5% increase from the €2,130 million recorded in the six months ended June 30, 2011.

Administrative costs

Administrative costs of this business area in the six months ended June 30, 2012 were €1,076 million, a 22.2% increase from the €880 million recorded in the six months ended June 30, 2011, primarily due to the implementation of growth and technology transformation plans.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for the six months ended June 30, 2012 was €235 million, a 12.5% increase from the €209 million recorded in the six months ended June 30, 2011, primarily due to the growth of loans and advances to customers. The business area’s non-performing assets ratio decreased to 2.3% as of June 30, 2012 from 2.4% as of June 30, 2011. As of December 31, 2011 the non-performing assets ratio was 2.2%.

Income before tax

As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2012 amounted to €1,312 million, a 38.5% increase compared to the €948 million recorded for the six months ended June 30, 2011.

Income tax

Income tax of this business area in the six months ended June 30, 2012 was €288 million, a 65.4% increase from the €174 million recorded in the six months ended June 30, 2011 primarily due to the changes in the mix of the countries where be generated income before taxes and payments of deferred taxes during the period.

Net income attributed to parent company

Net income attributed to parent company of this business area for the six months ended June 30, 2012 was €703 million, a 33.6% increase from the €526 million recorded in the six months ended June 30, 2011 (assuming constant exchange rates, there would have been a 24.8% increase).

UNITED STATES

	For the Six Months Ended June 30,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Net interest income	849	810	4.8

Net fees and commissions	313	317	(1.3)
Net gains (losses) on financial assets and liabilities and exchange differences	100	83	20.1
Other operating income and expenses (net)	(36)	(24)	46.6

Gross income	1,226	1,186	3.4

Administrative costs	(697)	(653)	6.8
Depreciation and amortization	(86)	(84)	2.3
Impairment on financial assets (net)	(54)	(193)	(72.1)
Provisions (net) and other gains (losses)	(31)	(7)	n.m.[1]

Income before tax	358	249	43.9

Income tax	(113)	(69)	64.4

Net income	245	180	36.1

Net income attributed to non-controlling interests	-	-	-

Net income attributed to parent company	245	180	36.1

(1)	Not meaningful.

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average U.S. dollar to euro exchange rate for the six months ended June 30, 2012 appreciated compared to the average U.S. dollar to euro exchange rate for the six months ended June 30, 2011, resulting in a positive impact on the period-on-period comparison of the income statement. In addition, there was an appreciation of the period-end U.S. dollar to euro exchange rate resulting in a positive impact on the period-on-period comparison of the balance sheet.

Net interest income

Net interest income of this business area for the six months ended June 30, 2012 was €849 million, a 4.8% increase from the €810 million recorded in the six months ended June 30, 2011, primarily as a result of the exchange rate effect. Assuming constant exchange rates there would have been a 3.1% decrease mainly as a result of the strategies implemented by the business area to reduce the loan portfolio risk. Our developer and construction portfolios, which have high interest rates but also represents high risks, have contracted significantly, while mortgage loans and individual loans and lending to the industrial and commercial sector, which entail a lower risk and therefore earn lower rates grew period-on-period.

Net fees and commissions

Net fees and commissions of this business area in the six months ended June 30, 2012 were €313 million, a 1.3% decrease from the €317 million recorded in the six months ended June 30, 2011, due to the coming into force of restrictive regulations on fees and commissions. This negative effect was partially offset by an increase in service charges at BBVA Compass.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area in the six months ended June 30, 2012 were €100 million, a 20.1% increase from the €83 million recorded in the six months ended June 30, 2011.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area in the six months ended June 30, 2012 were a loss of €36 million, compared to a loss of €24 million recorded in the six months ended June 30, 2011 mainly due to higher contributions to the Federal Deposit Insurance Corporation (FDIC).

Gross income

As a result of the foregoing, gross income of this business area in the six months ended June 30, 2012 was €1,226 million, a 3.4% increase from the €1,186 million recorded in the six months ended June 30, 2011.

Administrative costs

Administrative costs of this business area in the six months ended June 30, 2012 were €697 million, a 6.8% increase from the €653 million recorded in the six months ended June 30, 2011, primarily due to the exchange rate effect.

Depreciation and amortization

Depreciation and amortization of this business area for the six months ended June 30, 2012 was €86 million, a 2.3% increase from €84 million in the six months ended June 30, 2011.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for the six months ended June 30, 2012 was €54 million, a 72.1% decrease from the €193 million recorded for the six months ended June 30, 2011, primarily due to the improvement in the loan-book mix. The non-performing assets ratio of this business area as of June 30, 2012 decreased to 2.8% from 4.0% as of June 30, 2011, in part due to our pending sale of our Puerto Rico operations. As of December 31, 2011 the non-performing assets ratio was 3.5%.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the six months ended June 30, 2012 reflected losses of €31 million, compared to the €7 million losses recorded for the six months ended June 30, 2011.

Income before tax

As a result of the foregoing, the income before tax of this business area for the six months ended June 30, 2012 was €358 million, a 43.9% increase from the €249 million recorded in the six months ended June 30, 2011.

Income tax

Income tax of this business area for the six months ended June 30, 2012 was €113 million a 64.4% increase from the €69 million recorded in the six months ended June 30, 2011.

Net income attributed to parent company

Net income attributed to parent company of this business area for the six months ended June 30, 2012 was €245 million, a 36.1% increase from the €180 million recorded in the six months ended June 30, 2011.

CORPORATE ACTIVITIES

	For the Six Months Ended June 30,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Net interest income	(185)	(281)	(34.3)

Net fees and commissions	(162)	(115)	40.9
Net gains (losses) on financial assets and liabilities and exchange differences	287	227	26.3
Other operating income and expenses (net)	171	178	(3.6)

Gross income	111	8	n.m.[1]

Administrative costs	(357)	(339)	5.3
Depreciation and amortization	(162)	(130)	24.7
Impairment on financial assets (net)	(36)	(74)	(50.9)
Provisions (net) and other gains (losses)	(580)	(478)	21.3

Income before tax	(1,024)	(1,012)	1.1

Income tax	365	431	(15.4)

Net income	(658)	(581)	13.3

Net income attributed to non-controlling interests	1	2	(50.3)

Net income attributed to parent company	(658)	(579)	13.5

(1)	Not meaningful.

Net interest income

Net interest income of this business area for the six months ended June 30, 2012 was a loss of €185 million, a 34.3% decrease from the €281 million recorded in the six months ended June 30, 2011, as a result of the decrease in average interest rates. The figure for the six months ended June 30, 2011 was negatively affected by the rise in the interest-rate curve in the euro area.

Net fees and commissions

Net fees and commissions of this business area amounted to a loss of €162 million for the six months ended June 30, 2012, a 40.9% increase from the €115 million loss recorded for the six months ended June 30, 2011.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2012were a gain of €287 million, a 26.3% increase from the €227 million gain recorded in the six months ended June 30, 2011, primarily as a result of the capital gains from the repurchase of securitization bonds carried out in June 2012.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for the six months ended June 30, 2012 was a gain of €171 million, a 3.6% decrease from the €178 million gain recorded in the six months ended June 30, 2011. Other operating income and expenses (net) of this business area primarily relates to Telefónica, S.A.’s dividends.

Gross income

As a result of the foregoing, gross income of this business area for the six months ended June 30, 2012 was €111 million, compared with €8 million in gross income in the six months ended June 30, 2011.

Administrative costs

Administrative costs of this business area for the six months ended June 30, 2012 were €357 million, a 5.3% increase from the €339 million recorded in the six months ended June 30, 2011, primarily due to the increase in costs associated with certain investments that are currently being undertaken including for the upgrading of systems, infrastructure and brand identity.

Depreciation and amortization

Depreciation and amortization of this business area for the six months ended June 30, 2012 was €162 million, a 24.7% increase from the €130 million recorded in the six months ended June 30, 2011 primarily due to charges related to corporate offices and software amortization.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for the six months ended June 30, 2012 was €36 million, a 50.9% decrease from the €74 million recorded for the six months ended June 30, 2011.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the six months ended June 30, 2012 was a loss of €580 million, a 21.3% increase from the €478 million loss recorded for the six months ended June 30, 2011, primarily due to an increase in provisions for foreclosed assets and real estate assets.

Income before tax

As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2012 was a loss of €1,024 million, a 1.1% increase from the €1,012 million loss recorded in the six months ended June 30, 2011.

Income tax

Income tax of this business area for the six months ended June 30, 2012 was €365 million in income, a 15.4% decrease from the €431 million in income recorded for the six months ended June 30, 2011.

Net income attributed to parent company

Net income attributed to parent company of this business area for the six months ended June 30, 2012 was a loss of €658 million, compared to a loss of €579 million in the six months ended June 30, 2011.

Liquidity and Capital Resources

Liquidity risk management and controls are explained in Note 7.3 to the Interim Consolidated Financial Statements. In addition, information on outstanding contractual maturities of assets and liabilities is provided in Note 7.5 to the Interim Consolidated Financial Statements. For information concerning our short-term borrowing, see “Selected Statistical Information—LIABILITIES—Short-term Borrowings”.

Liquidity and finance management of the BBVA Group’s balance sheet seeks to fund the growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle of the BBVA Group’s liquidity management is the financial independence of our banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, we maintain a liquidity pool at an individual entity level at each of Banco Bilbao Vizcaya Argentaria, S.A. and our banking subsidiaries, including BBVA Compass, BBVA Bancomer and our Latin American subsidiaries. The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A.

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified liquidity pool of liquid assets and securitized assets at an individual entity level. Another source of liquidity is our generation of cash flow from our operations. Finally, we supplement our funding requirements with borrowings from the European Central Bank (‘ECB’) or the respective central banks of the countries where our subsidiaries are located. See Note 9 to the Interim Consolidated Financial Statements for information on our borrowings from central banks.

The following table shows the balances as of June 30, 2012 and December 31, 2011 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of June 30,	As of December 31,
	2012	2011
	(in Millions of Euros)
Deposits from central banks	55,028	33,147
Deposits from credit institutions	64,681	59,356

Total Deposits from Central Banks and Credit Institutions	119,709	92,503
Customer deposits	274,285	282,173
Debt certificates	78,277	81,930
Subordinated liabilities	11,801	15,419
Other financial liabilities	7,645	7,879

Total	491,717	479,904

Customer deposits

Customer deposits amounted to €274,285 million as of June 30, 2012, compared to €282,173 million as of December 31, 2011. The decrease from December 31, 2011 to June 30, 2012 was primarily caused by the fall in time deposits in both the domestic sector and non-domestic sector as a result of a decrease in certain deposits of wholesale customers resulting from the lowering of BBVA’s credit rating and by a shift away from deposits to alternative products with higher yields, such as promissory notes and bills.

Our customer deposits, excluding assets sold under repurchase agreements amounted to €242,103 million as of June 30, 2012 compared to €237,686 million as of December 31, 2011.

Amounts due to central banks and credit institutions

Amounts due to credit institutions, including central banks, amounted to €119,709 million as of June 30, 2012, compared to €92,503 million as of December 31, 2011. The increase as of June 30, 2012 compared to December 31, 2011, was related to repurchase agreements and increased deposits from central banks, mainly from the ECB long-term financing.

Capital markets

We issue debt in the domestic and international capital markets in order to finance our activities and as of June 30, 2012 we had €78,277 million of senior debt outstanding, comprising €69,483 million in bonds and debentures and €8,793 million in promissory notes and other securities, compared to €81,930 million, €74,429 million and €7,501 million outstanding as of December 31, 2011, respectively. See Note 23.3 to the Interim Consolidated Financial Statements.

In addition, we had a total of €9,013 million in subordinated debt and €1,783 million in preferred securities outstanding as of June 30, 2012, compared to €12,781 million and €1,760 million outstanding as of December 31, 2011, respectively. The decrease in subordinated debt is mainly due to the two partial conversions of subordinated bonds described in Note 23.4 to the Interim Consolidated Financial Statements.

The breakdown of the outstanding subordinated debt and preferred securities by entity acting as issuer, maturity, interest rate and currency is disclosed in Appendix VIII of the Interim Consolidated Financial Statements.

The following is a breakdown as of June 30, 2012 of the maturities of our debt certificates (including bonds) and subordinated liabilities, disregarding any valuation adjustments and accrued interest:

	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
		(In Millions of Euros)
Debt certificates (including bonds)	1,905	3,770	16,241	43,116	9,739	74,771
Subordinated liabilities	30	1	970	2,735	7,060	10,796

Total	1,935	3,771	17,211	45,851	16,799	85,567

Generation of Cash Flow

We operate in Spain, Mexico, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available therefor. For example, BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

Even where minimum capital requirements are met and funds are legally available therefore, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, could help to limit the effect on the Group any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

See Note 53 of the Interim Consolidated Financial Statements for additional information on our Consolidated Statements of Cash Flows.

Capital

Under the Bank of Spain’s capital adequacy regulations as of June 30, 2012 and December 31, 2011, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of June 30, 2012, this ratio was 11.1%, up from 10.9% as of June 30, 2011, and our stockholders’ equity exceeded the minimum level required by 38.1%, up from 36.6% at the prior year end.

Based on the framework of the Basel II and using such additional assumptions as we consider appropriate, we have estimated that as of June 30, 2012 and December 31, 2011 our consolidated Tier I risk-based capital ratio was 10.8% and 10.3%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 12.9% as of both dates. The Basel II recommends that these ratios be at least 4% and 8%, respectively.

In addition, as of June 30, 2012, our Core Tier 1 capital, as defined by the European Banking Authority (EBA), was 9.2% (based on preliminary figures), above the minimum required level of 9%.

For qualitative and quantitative information on the principal risks we face, including market, credit, and liquidity risks as well as information on funding and treasury policies and exchange rate risk, see Note 7 of the Interim Consolidated Financial Statements.

Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	As of June 30, 2012	As of December 31, 2011
	(In Millions of Euros)
Contingent liabilities
Rediscounts, endorsements and acceptances	125	88
Guarantees and other sureties	32,259	31,103
Other contingent liabilities	8,513	8,713
Total contingent liabilities	40,897	39,904

Commitments
Balances drawable by third parties:
Credit entities	2,050	2,417
Public authorities	2,187	3,143
Other domestic customers	22,148	24,119
Foreign customers	63,079	59,299
Total balances drawable by third parties	89,464	88,978
Other commitments	7,683	4,788
Total commitments	97,147	93,766

Total contingent liabilities and commitments	138,044	133,670

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of June 30, 2012 and December 31, 2011:

	As of June 30, 2012	As of December 31, 2011
	(In Millions of Euros)
Mutual funds	39,890	43,134
Pension funds	81,084	73,783
Other managed assets	26,321	26,349

Total	147,295	143,266

See Note 38 to the Interim Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

Capital Expenditures

We do not have pending any significant capital expenditures.

MAJOR SHAREHOLDERS

As of June 30, 2012, Mr. Manuel Jove Capellán held stock amounting to 5.086% of the share capital of BBVA (taking into account new shares issued in the last capital increase) through the company Inveravante Inversiones Universales, S.L. As of July 24, 2012, this company submitted a relevant event to the Spanish National Securities Market Commission (CNMV) reporting that it had transferred 125,878,502 BBVA shares to UBS AG, London branch, with the result that its holding of BBVA’s share capital had fallen to 2.99%.

As of June 30, 2012, State Street Bank and Trust Co., Chase Nominees Ltd. and The Bank of New York Mellon, S.A. NV, in their capacity as international custodian/depositary banks, held 5.322%, 4.085%, and 3.969% of BBVA common stock, respectively (taking into account the new shares issued in the last capital increase). Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock.

To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of June 30, 2012, there were 1,044,129 registered holders of BBVA’s shares, with an aggregate of 5,382,108,140 shares, of which 205 shareholders with registered addresses in the United States held a total of 1,171,748,789 shares (including shares represented by American Depositary Receipts (“ADRs”). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADRs as of June 30, 2012.

OTHER INFORMATION

Acquisition of Unnim

On March 7, 2012, the Governing Board of the Bank for Orderly Bank Restructuring (“FROB”) awarded Unnim Banc, S.A. (“Unnim”) to BBVA as part of the process for restructuring such bank.

A share sale purchase agreement was entered into by the FROB, the Credit Institution Deposit Guarantee Fund (“FGD”) and BBVA, under which BBVA purchased 100% of the shares of Unnim for €1. A Protocol of Financial Support Measures was also entered into for the restructuring of Unnim. This regulates an asset protection scheme (APS) pursuant to which the FGD has assumed 80% of the losses that may be suffered by a portfolio of certain Unnim assets for the next 10 years after applying the existing provisions for these assets.

As mentioned in Note 3 to the Interim Consolidated Financial Statements, on July 27, 2012, following the completion of the transaction, BBVA became the owner of 100% of the capital of Unnim.

Scrip Dividend

On September 27, 2012, BBVA furnished to the SEC a relevant event notice on a Form 6-K relating to the free-of-charge capital increase approved by the General Meeting of BBVA shareholders held on March 16 2012, under item four, section 4.2 of the agenda, pursuant to which a system of flexible shareholder remuneration called “Dividend Option” is to be instrumented. Accompanying such relevant event notice is an information document describing the free-of-charge capital increase for purposes of articles 26.1.e) and 41.1.d) of Royal Decree 1310/2005 of November 4.

Measures to Reform the Spanish Financial System and the Results of the Independent Stress Tests

Royal Decree-Law 2/2012 and Royal Decree-Law 18/2012

As mentioned in Note 2.4 to the Interim Consolidated Financial Statements, Royal Decree-Law 2/2012, of February 3, on the restructuring of the financial sector (“Royal Decree-Law 2/2012”), provides that Spanish credit institutions have to set aside additional provisions for impairment of assets linked to the real estate sector in Spain before December 31, 2012. Subsequently, Royal Decree-Law 18/2012, of May 11, on the restructuring and sale of real estate assets in the financial sector (“Royal Decree-Law 18/2012”), established that additional coverage be provided as of December 31, 2012, for the performing real estate loan portfolios of Spanish credit institutions.

The total estimated gross amount of the new provisions required by the two Royal Decree-Laws referred to above were publicly disclosed in two reports on Form 6-K furnished to the SEC by BBVA on February 7 and May 14, 2012, respectively, and total, in the aggregate, approximately €4,600 million (€2,800 million for Royal Decree-Law 2/2012 and €1,800 million for Royal Decree-Law 18/2012), or approximately €3,200 million net of tax. These amounts have been reflected in the plans prepared by the BBVA Group (which include detailed measures for our compliance with the two Royal Decree-Laws referred to above) in accordance with such Royal Decree-Laws, and have been approved by the Bank of Spain.

As of June 30, 2012, the BBVA Group had allowance for losses of €1,434 million to cover the gross impact of the Royal Decree-Laws mentioned above, of which €1,234 million are recorded in the consolidated income statement for the six months ended June 30, 2012, to reflect the impairment of assets included within the scope of such Royal Decree-Laws, due to the fall in the value of these assets in the first half of 2012.

In addition, Royal Decree-Law 2/2012 lays down an additional percentage of minimum capital for certain asset portfolios, evaluated as of December 31, 2011, which, according to our estimates, amounts to approximately €1,300 million. This requirement has not generated any impact, since as of December 31, 2011, the BBVA Group’s capital base was higher than the minimum required (see Note 33 to the Interim Consolidated Financial Statements).

Independent Stress Tests

On May 21, 2012, the Ministry of Economy and Competitiveness and the Bank of Spain agreed to contract independent auditors to carry out an assessment of the balance sheets of the Spanish banking system.

An aggregate analysis was carried out to test the resilience of the Spanish banking sector to a scenario of a severe additional downturn in the Spanish economy. On June 21, 2012, the conclusions of this analysis were made public. They specified the additional capital requirements for the Spanish banking sector as a whole.

        Additionally, a disaggregated exercise is also being carried out to determine the capital requirements of each entity, in accordance with the individual risk profile of each such entity. On September 28, 2012, the results of the Spanish banking sector stress test made by an independent consulting firm were disclosed by the Bank of Spain. Pursuant to such test, the capital ratio (common equity tier 1) of the BBVA Group in the most adverse scenario described therein was estimated to be above the minimum required.

Memorandum of Understanding

On June 25, 2012, the Spanish government formally requested the European Union financial aid to recapitalize certain Spanish financial institutions. The details and conditions of the related Memorandum of Understanding on Financial-Sector Policy reached (“MoU”) were announced on July 20, 2012. The MoU establishes an additional series of conditions to be met by Spanish financial institutions, including those that have no capital deficits. Such conditions include the compliance with the EBA’s Core Tier 1 ratio of 9% and new financial reporting requirements on capital, liquidity and loan portfolio quality.

Among other measures required by the MoU, the Spanish Government recently enacted Royal Decree-Law 24/2012 of August 31, on the restructuring and dissolution of credit institutions.

Interim report

June - 2012

Unaudited Interim Consolidated Financial Statements, Corresponding to the Six Months Period Ended June 30, 2012

CONTENTS

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

APPENDIX I	Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.	A-2

APPENDIX II	Additional information on consolidated subsidiaries composing the BBVA Group	A-11

APPENDIX III	Additional information on the jointly controlled companies accounted for under the proportionate consolidation method in the BBVA Group	A-19

APPENDIX IV	Additional information on investments and jointly controlled companies accounted for under the equity method in the BBVA Group	A-20

APPENDIX V	Changes and notification of investments and divestments in the BBVA Group in the six months ended June 30, 2012	A-21

APPENDIX VI	Fully consolidated subsidiaries more than 10% owned by non-BBVA Group shareholders as of June 30, 2012	A-22

APPENDIX VII	BBVA Group’s securitization funds	A-23

APPENDIX VIII	Details of the outstanding Subordinated Debt and Preferred Securities issued by the Bank or entities consolidated in the BBVA Group as of June 30, 2012 and December 31, 2011	A-24

APPENDIX IX	Interim Consolidated balance sheets held in foreign currency as of June 30, 2012 and December 31, 2011	A-28

APPENDIX X	Information on data derived from the special accounting registry	A-29

APPENDIX XI	Risks related to the developer and real-estate sector in Spain	A-34

APPENDIX XII	Glossary	A-39

APPENDIX XIII	Additional disclosure required by the Regulation S-X	A-47

Unaudited Consolidated balance sheets as of June 30, 2012 and December 31, 2011

		Millions of Euros
ASSETS	Notes	June 2012	December 2011(*)
CASH AND BALANCES WITH CENTRAL BANKS	9	24,011	30,939
FINANCIAL ASSETS HELD FOR TRADING	10	78,792	70,602
Loans and advances to credit institutions		-	-
Loans and advances to customers		141	-
Debt securities		25,557	20,975
Equity instruments		2,155	2,198
Trading derivatives		50,939	47,429
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	3,371	2,977
Loans and advances to credit institutions		23	-
Loans and advances to customers		-	-
Debt securities		764	708
Equity instruments		2,584	2,269
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	65,834	58,144
Debt securities		61,868	52,914
Equity instruments		3,966	5,230
LOANS AND RECEIVABLES	13	390,654	381,076
Loans and advances to credit institutions		28,763	26,107
Loans and advances to customers		358,332	351,900
Debt securities		3,559	3,069
HELD-TO-MATURITY INVESTMENTS	14	10,157	10,955
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	197	146
HEDGING DERIVATIVES	15	4,339	4,552
NON-CURRENT ASSETS HELD FOR SALE	16	6,275	2,090
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	17	6,604	5,843
Associates		6,324	5,567
Jointly controlled entities		280	276
INSURANCE CONTRACTS LINKED TO PENSIONS		-	-
REINSURANCE ASSETS	18	44	26
TANGIBLE ASSETS	19	7,477	7,330
Property, plants and equipment		5,906	5,740
For own use		5,063	4,905
Other assets leased out under an operating lease		843	835
Investment properties		1,571	1,590
INTANGIBLE ASSETS	20	8,926	8,677
Goodwill		7,036	6,798
Other intangible assets		1,890	1,879
TAX ASSETS	21	8,368	7,841
Current		1,235	1,509
Deferred		7,133	6,332
OTHER ASSETS	22	7,310	6,490
Inventories		4,260	3,994
Rest		3,050	2,496
TOTAL ASSETS		622,359	597,688
(*) Presented for comparison purposes only

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated balance sheet as of June 30, 2012.

Unaudited Consolidated balance sheets as of June 30, 2012 and December 31, 2011

		Millions of Euros
LIABILITIES AND EQUITY	Notes	June 2012	December 2011 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	10	56,296	51,303
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		-	-
Debt certificates		-	-
Trading derivatives		50,528	46,692
Short positions		5,768	4,611
Other financial liabilities		-	-
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,105	1,825
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		-	-
Debt certificates		-	-
Subordinated liabilities		-	-
Other financial liabilities		2,105	1,825
FINANCIAL LIABILITIES AT AMORTIZED COST	23	491,717	479,904
Deposits from central banks		55,028	33,147
Deposits from credit institutions		64,681	59,356
Customer deposits		274,285	282,173
Debt certificates		78,277	81,930
Subordinated liabilities		11,801	15,419
Other financial liabilities		7,645	7,879
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	-	-
HEDGING DERIVATIVES	15	3,239	2,710
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	16	3,633	-
LIABILITIES UNDER INSURANCE CONTRACTS	24	8,054	7,737
PROVISIONS	25	7,271	7,561
Provisions for pensions and similar obligations	26	5,387	5,577
Provisions for taxes and other legal contingencies		350	350
Provisions for contingent risks and commitments		320	291
Other provisions		1,214	1,343
TAX LIABILITIES	21	2,431	2,330
Current		561	772
Deferred		1,870	1,558
OTHER LIABILITIES	22	4,563	4,260
TOTAL LIABILITIES		579,309	557,630
(*) Presented for comparison purposes only

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated balance sheet as of June 30, 2012.

Unaudited Consolidated balance sheets as of June 30, 2012 and December 31, 2011

		Millions of Euros
LIABILITIES AND EQUITY (Continued)	Notes	June 2012	December 2011 (*)
STOCKHOLDERS’ FUNDS		43,785	40,952
Common Stock	27	2,637	2,403
Issued		2,637	2,403
Unpaid and uncalled (-)		-	-
Share premium	28	20,968	18,970
Reserves	29	19,744	17,940
Accumulated reserves (losses)		18,959	17,580
Reserves (losses) of entities accounted for using the equity method		785	360
Other equity instruments		27	51
Equity component of compound financial instruments		-	-
Other equity instruments		27	51
Less: Treasury stock	30	(430)	(300)
Income attributed to the parent company		1,510	3,004
Less: Dividends and remuneration		(671)	(1,116)
VALUATION ADJUSTMENTS	31	(2,835)	(2,787)
Available-for-sale financial assets		(1,882)	(682)
Cash flow hedging		34	30
Hedging of net investment in foreign transactions		(400)	(158)
Exchange differences		(665)	(1,937)
Non-current assets held-for-sale		1	-
Entities accounted for using the equity method		316	188
Other valuation adjustments		(239)	(228)
NON-CONTROLLING INTEREST	32	2,100	1,893
Valuation adjustments		136	36
Rest		1,964	1,857
TOTAL EQUITY		43,050	40,058
TOTAL LIABILITIES AND EQUITY		622,359	597,688

		Millions of Euros
MEMORANDUM ITEM	Notes	June 2012	December 2011 (*)
CONTINGENT RISKS	34	40,897	39,904
CONTINGENT COMMITMENTS	34	97,147	93,766
(*) Presented for comparison purposes only

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated balance sheet as of June 30, 2012.

Unaudited Consolidated income statements for the six months ended June 30, 2012 and 2011

		Millions of Euros
	Notes	June 2012	June 2011 (*)
INTEREST AND SIMILAR INCOME	39	12,768	11,501
INTEREST AND SIMILAR EXPENSES	39	(5,428)	(5,112)
NET INTEREST INCOME		7,340	6,389
DIVIDEND INCOME	40	338	282
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	41	371	243
FEE AND COMMISSION INCOME	42	2,994	2,745
FEE AND COMMISSION EXPENSES	43	(563)	(464)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	44	766	729
Financial instruments held for trading		188	669
Other financial instruments at fair value through profit or loss		74	15
Other financial instruments not at fair value through profit or loss		504	45
Rest		-	-
EXCHANGE DIFFERENCES (NET)		63	359
OTHER OPERATING INCOME	45	2,854	2,028
Income on insurance and reinsurance contracts		2,035	1,618
Financial income from non-financial services		359	277
Rest of other operating income		460	133
OTHER OPERATING EXPENSES	45	(2,756)	(1,886)
Expenses on insurance and reinsurance contracts		(1,540)	(1,179)
Changes in inventories		(157)	(113)
Rest of other operating expenses		(1,059)	(594)
GROSS INCOME		11,407	10,425
ADMINISTRATION COSTS	46	(4,803)	(4,433)
Personnel expenses		(2,808)	(2,582)
General and administrative expenses		(1,995)	(1,851)
DEPRECIATION AND AMORTIZATION	47	(470)	(404)
PROVISIONS (NET)	48	(230)	(234)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	49	(3,267)	(1,986)
Loans and receivables		(3,240)	(1,978)
Other financial instruments not at fair value through profit or loss		(27)	(8)
NET OPERATING INCOME		2,637	3,368
(*) Presented for comparison purposes only

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated income statement for the six months ended June 30, 2012.

Unaudited Consolidated income statements for the six months ended June 30, 2012 and 2011

		Millions of Euros
(Continued)	Notes	June 2012	June 2011 (*)
NET OPERATING INCOME		2,637	3,368
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	50	(269)	(184)
Goodwill and other intangible assets		(34)	-
Other assets		(235)	(184)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	51	22	24
NEGATIVE GOODWILL		-	-
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	52	(286)	(65)
INCOME BEFORE TAX		2,104	3,143
INCOME TAX	21	(272)	(558)
INCOME FROM CONTINUING TRANSACTIONS		1,832	2,585
INCOME FROM DISCONTINUED TRANSACTIONS (NET)		-	-
NET INCOME		1,832	2,585
Net Income attributed to parent company		1,510	2,339
Net income attributed to non-controlling interests	32	322	246

		Euros
	Note	June 2012	June 2011 (*)
EARNINGS PER SHARE	5
Basic earnings per share		0.29	0.48
Diluted earnings per share		0.29	0.48
(*) Presented for comparison purposes only

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated income statement for the six months ended

June 30, 2012.

Unaudited Consolidated statements of recognized income and expenses for the six months ended June 30, 2012 and 2011

	Millions of Euros
	June 2012	June 2011 (*)
NET INCOME RECOGNIZED IN INCOME STATEMENT	1,832	2,585
OTHER RECOGNIZED INCOME (EXPENSES)	51	(1,908)
Available-for-sale financial assets	(1,481)	(255)
Valuation gains/(losses)	(1,506)	(280)
Amounts removed to income statement	2	25
Reclassifications	23	-
Cash flow hedging	5	27
Valuation gains/(losses)	5	(1)
Amounts removed to income statement	-	28
Amounts removed to the initial carrying amount of the hedged items	-	-
Reclassifications	-	-
Hedging of net investment in foreign transactions	(242)	142
Valuation gains/(losses)	(242)	142
Amounts removed to income statement	-	-
Reclassifications	-	-
Exchange differences	1,255	(1,604)
Valuation gains/(losses)	1,255	(1,609)
Amounts removed to income statement	-	5
Reclassifications	-	-
Non-current assets held for sale	1	-
Valuation gains/(losses)	1	-
Amounts removed to income statement	-	-
Reclassifications	-	-
Actuarial gains and losses in post-employment plans	-	-
Entities accounted for using the equity method	128	(187)
Valuation gains/(losses)	128	(187)
Amounts removed to income statement	-	-
Reclassifications	-	-
Rest of recognized income and expenses	(16)	-
Income tax	401	(31)
TOTAL RECOGNIZED INCOME/EXPENSES	1,883	677
Attributed to the parent company	1,462	513
Attributed to minority interests	421	164
(*) Presented for comparison purposes only

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated statements of recognized income and expenses for the six months ended June 30, 2012.

Unaudited Consolidated statements of changes in equity for the six months ended June 30, 2012 and 2011

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjustments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Profit for the period Attributed to Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds
JUNE 2012			Reserves (Accumulated Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2012	2,403	18,970	17,580	360	51	(300)	3,004	(1,116)	40,952	(2,787)	38,165	1, 893	40,058
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,403	18,970	17,580	360	51	(300)	3,004	(1,116)	40,952	(2,787)	38,165	1,893	40,058
Total income/expense recognized	-	-	-	-	-	-	1,510	-	1,510	(48)	1,462	422	1,883
Other changes in equity	234	1,998	1,379	425	(24)	(130)	(3,004)	445	1,323	-	1,323	(214)	1,109
Common stock increase	40	-	(40)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	194	1,998	-	-	-	-	-	-	2,192	-	2,192	-	2,192
Increase of other equity instruments	-	-	-	-	21	-	-	-	21	-	21	-	21
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(530)	(530)	-	(530)	(236)	(766)
Transactions including treasury stock and other equity instruments (net)	-	-	(5)	-	-	(130)	-	-	(135)	-	(135)	-	(135)
Transfers between total equity entries	-	-	1,464	425	-	-	(3,004)	1,116	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	(24)	-	(45)	-	-	-	(69)	-	(69)	-	(69)
Rest of increases/reductions in total equity	-	-	(16)	-	-	-	-	(141)	(157)	-	(157)	22	(134)
Of which:
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(141)	(141)	-	(141)	-	(141)
Balances as of June 30, 2012	2,637	20,968	18,959	785	27	(430)	1,510	(671)	43,785	(2,835)	40,950	2,100	43,050

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated statements of changes in equity for the six months ended June 30, 2012.

Unaudited Consolidated statements of changes in equity for the six months ended June 30, 2012 and 2011 (continued)

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity (*)
	Stockholders’ Funds
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Profit for the period Attributed to Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds	Valuation Adjustments (Note 31)	Total
JUNE 2011			Reserves (Accumulated Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2011	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475
Total income/expense recognized	-	-	-	-	-	-	2,339	-	2,339	(1,826)	513	164	677
Other changes in equity	29	-	3,233	310	5	198	(4,606)	480	(351)	-	(351)	(158)	(509)
Common stock increase	29	-	(29)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase of other equity instruments	-	-	-	-	5	-	-	-	5	-	5	-	5
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(451)	(451)	-	(451)	(192)	(643)
Transactions including treasury stock and other equity instruments (net)	-	-	17	-	-	198	-	-	215	-	215	-	215
Transfers between total equity entries	-	-	3,230	309	-	-	(4,606)	1,067	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Rest of increases/reductions in total equity	-	-	15	1	-	-	-	(136)	(120)	-	(120)	34	(86)
Of which:
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(136)	(136)	-	(136)	-	(136)
Balances as of June 30, 2011	2,230	17,104	17,538	365	42	(354)	2,339	(587)	38,677	(2,596)	36,081	1,562	37,643
(*) Presented for comparison purposes only
The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated statements of changes in equity for the six months ended June 30, 2012.

Unaudited Consolidated statements of cash flows for the six months ended June 30, 2012 and 2011

		Millions of Euros
	Notes	June 2012	June 2011 (*)
CASH FLOW FROM OPERATING ACTIVITIES (1)	53	(5,116)	8,293
Net income for the year		1,832	2,585
Adjustments to obtain the cash flow from operating activities:		164	960
Depreciation and amortization		470	404
Other adjustments		(306)	556
Net increase/decrease in operating assets		28,620	11,109
Financial assets held for trading		8,199	138
Other financial assets designated at fair value through profit or loss		394	138
Available-for-sale financial assets		8,828	4,143
Loans and receivables		9,577	6,608
Other operating assets		1,622	82
Net increase/decrease in operating liabilities		21,237	15,299
Financial liabilities held for trading		4,997	(2,526)
Other financial liabilities designated at fair value through profit or loss		280	209
Financial liabilities at amortized cost		15,390	17,917
Other operating liabilities		570	(301)
Collection/Payments for income tax		271	558
CASH FLOWS FROM INVESTING ACTIVITIES (2)	53	(171)	(5,186)
Investment		972	5,815
Tangible assets		560	448
Intangible assets		201	583
Investments		-	2
Subsidiaries and other business units		-	4,428
Non-current assets held for sale and associated liabilities		211	354
Held-to-maturity investments		-	-
Other settlements related to investing activities		-	-
Divestments		801	629
Tangible assets		-	-
Intangible assets		-	-
Investments		-	-
Subsidiaries and other business units		3	17
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		798	612
Other collections related to investing activities		-	-
(*) Presented for comparison purposes only

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated statements of cash flows for the six months ended June 30, 2012.

Unaudited Consolidated statements of cash flows for the six months ended June 30, 2012 and 2011

		Millions of Euros
(Continued)	Notes	June 2012	June 2011 (*)
CASH FLOWS FROM FINANCING ACTIVITIES (3)	53	(2,746)	(337)
Investment		4,987	3,960
Dividends		621	532
Subordinated liabilities		1,759	711
Common stock amortization		-	-
Treasury stock acquisition		2,369	2,593
Other items relating to financing activities		238	124
Divestments		2,241	3,623
Subordinated liabilities		-	878
Common stock increase		-	-
Treasury stock disposal		2,241	2,745
Other items relating to financing activities		-	-
EFFECT OF EXCHANGE RATE CHANGES (4)		1,111	(1,373)
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		(6,922)	1,397
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR		30,927	19,967
CASH OR CASH EQUIVALENTS AT END OF THE YEAR		24,005	21,364

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	Notes	June 2012	June 2011 (*)
Cash		4,019	3,557
Balance of cash equivalent in central banks		19,986	17,807
Other financial assets		-	-
Less: Bank overdraft refundable on demand		-	-
TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	9	24,005	21,364
Of which:
Held by consolidated subsidiaries but not available for the Group		-	-
(*) Presented for comparison purposes only

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated statements of cash flows for the six months ended June 30, 2012.

Notes for the unaudited interim consolidated financial statements corresponding to the six months ended June 30, 2012.

1.	Introduction, basis for presentation of the consolidated financial statements and internal control of financial information.

1.1	Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for consultation at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao).

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, jointly-controlled and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own individual financial statements, the Bank is therefore obliged to prepare the Group’s consolidated financial statements.

As of June 30, 2012, the BBVA Group was made up of 293 fully consolidated and 27 proportionately consolidated companies, as well as 74 companies consolidated using the equity method (see Notes 3 and Appendices II to VII).

The BBVA Group’s consolidated financial statements as of December 31, 2011 were approved by the shareholders at the Bank’s Annual General Meeting on March 16, 2012.

1.2	Basis for the presentation of the interim consolidated financial statements

The BBVA Group’s consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of June 30, 2012, required to be applied under the Bank of Spain Circular 4/2004, dated December 22 (and as amended thereafter) and in compliance with IFRS-IASB. This Bank of Spain Circular is the regulation that implements and adapts the EU-IFRS for Spanish banks.

The BBVA Group’s accompanying interim consolidated financial statements have been prepared by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of June 30, 2012, together with the consolidated results of its operations and cash flows generated in the six months ended June 30, 2012.

These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. However, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by most of the Group (see Note 2.2).

All obligatory accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more convenient to use smaller units. Some items that appear without a total in these consolidated financial statements do so because of the size of the units used. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the amounts appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3	Comparative information

The information included in the accompanying consolidated financial statements and the explanatory notes referring to December 31, 2011 and June 30, 2011 are presented exclusively for the purpose of comparison with the information for June 30, 2012

As mentioned in Note 6, in the six months ended June 30, 2012 changes were made to the business areas in the BBVA Group with respect to the structure in place in 2011, although they did not have any significant impact. To make it easier to compare this information across different years, the figures for 2011 have been reworked according to the criteria used in the six months ended 2012, as established by IFRS 8, “Operating segments.”

1.4	Seasonal nature of income and expenses

The nature of the most significant operations carried out by the BBVA Group’s entities is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors.

1.5	Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Group’s Directors.

Estimates have to be made at times when preparing these consolidated financial statements in order to calculate the recorded amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

–	Impairment on certain financial assets (see Notes 2.4, 7, 8, 12, 13, 14 and 17).

–	The assumptions used to quantify certain provisions (see Note 25) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 26).

–	The useful life and impairment losses of tangible and intangible assets (see Notes 2.4, 16, 19, 20 and 22).

–	The valuation of goodwill (see Notes 17 and 20).

–	The fair value of certain unlisted financial assets and liabilities in organized markets (see Notes 7, 8, 10, 11, 12 and 15).

Although these estimates were made on the basis of the best information available as of June 30, 2012 on the events analyzed, future events may make it necessary to modify them (either up or down). This would be done in accordance with applicable regulations and prospectively, recording the effects of changes in the estimates in the corresponding income statement.

1.6	Control of the BBVA Group’s financial reporting

The financial information prepared by the BBVA Group is subject to a system of internal control (Internal Control over Financial Reporting or ICFR).Its aim is to provide reasonable security with respect to its reliability and integrity, and to ensure that the transactions carried out and processed use the criteria established by the Group’s management and comply with applicable laws and regulations.

The ICFR was developed by the Group’s management in accordance with international standards established by the Committee of Sponsoring Organizations of the Treadway Commission (hereinafter, “COSO).This stipulates five components that must form the basis of the effectiveness and efficiency of systems of internal control:

–	Assessment of all of the risks that could arise during the preparation of financial information.

–	Design the necessary controls to mitigate the most critical risks.

–	Monitoring of the controls to ensure they perform correctly and are effective over time.

–	Establishment of an appropriate system of information flows to detect and report system weaknesses or flaws.

–	Establishment of a suitable control environment to track all of these activities.

The ICFR is a dynamic model that evolves continuously over time to reflect the reality of the Group’s business at any time, together with the risks affecting it and the controls designed to mitigate these risks. It is subject to continuous evaluation by the internal control units located in the Group’s different entities.

The internal control units comply with a common and standard methodology issued by the corporate internal control units, which also perform a supervisory role over them, as set out in the following diagram:

As well as the evaluation that the Internal Control Units performs, ICFR Model is subject to regular evaluations by the Internal Audit Department and is supervised by the Group’s Audit and Compliance Committee.

As a foreign private issuer in the United States, the BBVA Group submits Annual Reports on Form 20F to the Securities and Exchange Commission (SEC) and thus complies with the requirements pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

As of December 31, 2011 Form 20F included a certification expressing responsibility for establishing and maintaining an adequate system of internal control over financial reporting for the Group and assessed that at the close of 2011 it was effective and did not present any material or significant deficiencies. The report also included the opinion of an external auditor on whether the entity’s system of internal control over financial reporting was effective at the close of 2011.

1.7	Mortgage market policies and procedures

The additional disclosures required by Bank of Spain Circular 5/2011, pursuant to Royal Decree 716/2009, of April 24 (which developed certain aspects of Law 2/1981, dated 25 March, on the regulation of the mortgage market and other mortgage and financial market regulations) are set out in more detail in Appendix X: Information on data derived from the special accounting registry.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The Glossary (Appendix XII) includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes.

2.1	Principles of consolidation

In terms of its consolidation, the BBVA Group is made up of three types of companies: subsidiaries, jointly controlled entities and associates.

Subsidiaries

Subsidiaries are companies over which the Group has the capacity to exercise control (for a more detailed definition of subsidiaries and the criterion for control see Appendix XII: Glossary).

The financial statements of the subsidiaries are consolidated with those of the Bank using the global integration method.

The share of minority interests from subsidiaries in the Group’s consolidated equity is presented under the heading “Non-controlling interests” in the consolidated balance sheets. Their share in the profit or loss for the year is presented under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statement (see Note 32).

Note 3 provides information related to the main subsidiaries in the Group as of June 30, 2012. Appendix II includes other significant information on these companies.

Jointly controlled entities

These are entities that are not dependent on a third party, but meet all the conditions for being considered a “joint business” (see the definition of jointly controlled entities in Appendix XII, Glossary). The BBVA Group has applied the following criteria in relation to the consolidation of its jointly controlled entities:

–

Jointly-controlled financial entity: Since it is a financial entity, the best way of reflecting its activities within the Group’s consolidated financial statements is considered to be the proportionate method of consolidation.

As of June 30, 2012 and December 31, 2011, the contribution of the proportionately consolidated jointly controlled financial entities to the BBVA Group’s consolidated financial statements is shown in the table below:

	Millions of Euros
Contribution to the Group by Entities Accounted for Under the Proportionate Method	June 2012	December 2011
Assets	20,947	18,935
Liabilities	16,774	15,232
Net income	179	200

As of June 30, 2012, the most significant contribution of jointly controlled entities under the proportionate consolidation method is from Garanti (see Note 3). No additional information is presented with respect to the other entities as the holdings in these cases are not significant.

Appendix III shows the main figures for jointly controlled entities consolidated under the proportionate method.

–

Jointly-controlled non-financial entity. The effect of distributing the balance sheet and income statement amounts belonging to jointly controlled non-financial entities in the Group’s consolidated financial statements would distort the information provided to investors. It is therefore considered more appropriate to reflect these investments in the Group’s consolidated financial statements using the equity method.

Appendix IV shows the main figures for jointly controlled entities consolidated using the equity method. Note 17 details the impact that application of the proportionate consolidation method on these entities would have had on the consolidated balance sheet and income statement.

Associate entities

Associates are companies in which the Group is able to exercise significant influence, without having total or joint control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the capacity to exercise significant influence over these entities. Investments in these entities, which do not represent significant amounts for the Group, are classified as “Available-for-sale financial assets.”

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the power to exercise significant influence over these entities.

Appendix IV shows the most significant information related to the associates (see Note 17), which are consolidated using the equity method.

In all cases, results of subsidiaries acquired by the BBVA Group in a particular year are included taking into account only the period from the date of acquisition to year-end. Similarly, the results of companies disposed of during any year are included only taking into account the period from the start of the year to the date of disposal.

Individual financial statements

The separate financial statements of the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.) are prepared under Spanish regulations (Circular 4/2004 of the Bank of Spain, and subsequent amendments). The Bank uses the cost method to account in its financial statements for investment in subsidiaries, associates and jointly controlled companies, as permitted by IAS 27.

Appendix I shows BBVA’s individual financial statements as of June 30, 2012 and June 30, 2011.

2.2	Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing the consolidated financial statements may differ from those used by some of the entities within the BBVA Group. For this reason, the necessary adjustments and reclassifications have been introduced in the consolidation process to standardize these principles and criteria and comply with the EU-IFRS required to be applied under the Bank of Spain Circular 4/2004, of December 22, 2004 and in compliance with IFRS-IASB.

The accounting standards and policies and valuation criteria used in preparing the accompanying consolidated financial statements are as follows:

2.2.1 Financial Instruments

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

All the changes in the financial instruments, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for the year in which the accrual took place (see Note 39). The dividends paid from other companies are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year in which the right to receive them arises (see Note 40).

Changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

—	“Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized in these chapters of the consolidated balance sheets are measured at fair value and changes in value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 44). However, changes resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

—	“Available-for-sale financial assets”

Assets recognized under these headings in the consolidated balance sheets are measured at their fair value. Subsequent changes in this measurement (gains or losses) are recognized temporarily for their amount net of tax effect, under the heading “Valuation adjustments - Available-for-sale financial assets” in the consolidated balance sheets.

Changes in the value of non-monetary items by changes in foreign exchange rates are recognized temporarily under the heading “Valuation adjustments-Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates resulting from monetary items are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

The amounts recognized under the headings “Valuation adjustments - Available-for-sale financial assets” and “Valuation adjustments-Exchange differences” continue to form part of the Group’s consolidated equity until the asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in the financial instrument in question. If these assets are sold, these amounts are derecognized and entered under the headings “Net gains (losses) on financial assets and liabilities” or “Exchange differences (net)”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The gains from sales of other equity instruments considered strategic investments registered under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, even if they had not been classified in a previous balance sheet as non-current assets held for sale (see Note 52).

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” (see Note 49) in the consolidated income statements for that year.

—	“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in a particular year are recognized under the heading “Impairment losses on financial assets (net) – Loans and receivables” or “Impairment losses on financial assets (net) – Other financial instruments not valued at fair value through profit or loss” (see Note 49) in the consolidated income statement for that year.

—	“Hedging derivatives” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes produced subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

–

In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement, with a balancing item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable.

–

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are recognized in the consolidated income statement, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

–

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Valuation adjustments – Cash flow hedging” in the consolidated balance sheets. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses” as appropriate, in the accompanying consolidated income statement (see Note 39).

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement.

–

In the hedges of net investments in foreign operations, the differences produced in the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments – Hedging of net investments in foreign transactions” in the consolidated balance sheets. These differences in valuation are recognized under the heading “Exchange differences (net)” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

—	Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

–

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments remain in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss.

–

Valuation adjustments arising from financial instruments classified at the consolidated balance sheet date as “Non-current assets held for sale” are recognized with a balancing entry under the heading “Valuation adjustments - Non-current assets held for sale” in the accompanying consolidated balance sheets.

Impairment losses on financial assets

Definition of impaired financial assets

A financial asset is considered to be impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment – when there is objective evidence that events have occurred which:

–

In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the time the transaction was arranged. So they are considered impaired when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed.

–	In the case of equity instruments, mean that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are registered, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized through consolidated financial statements, but under the heading “Valuation Adjustments - Available-for-sale financial assets” in the consolidated balance sheet.

In general, amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet paid.

When the recovery of any recognized amount is considered to be remote, this amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.

In the case of particularly significant financial assets and for assets that cannot be classified within similar groups of instruments in terms of risk, the amounts recognized are measured individually. In the case of financial assets for lower amounts that can be classified in standard groups, this measurement is carried out as a group.

According to our established policy, the recovery of a recognized amount is considered to be remote and, therefore, removed from our consolidated balance sheet in the following cases:

–

Any loan (except for those carrying an effective guarantee) of a company in bankruptcy and/or in the final phases of a “concurso de acreedores” (the Spanish equivalent of a Chapter 11 bankruptcy proceeding); or

–	Financial assets (bonds, obligations, etc.) whose issuer’s solvency capability has been irrevocably downgraded.

Additionally, loans classified as non-performing secured loans are written off in the balance sheet within a maximum period of four years of their classification as non-performing, while non-performing unsecured loans (such as commercial and consumer loans, credit cards, etc.) are written off within two years of their classification as non-performing.

Calculation of impairment on financial assets

The impairment on financial assets is determined by type of instrument and other circumstances that could affect it, taking into account the guarantees received by the owners of the financial instruments to assure (in part or in full) the performance of transactions. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it records non-performing loan provisions for the estimated losses.

Impairment of debt securities measured at amortized cost

The amount of impairment losses of debt securities at amortized cost is measured depending on whether the impairment losses are determined individually or collectively.

—	Impairment losses determined individually

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows. These cash flows are discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

–

All the amounts that are expected to be recovered over the residual life of the instrument; including, where appropriate, those which may result from the collaterals and other credit enhancements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

–	The various types of risk to which each instrument is subject.

–	The circumstances in which collections will foreseeable be made.

In respect to impairment losses resulting from the materialization of insolvency risk of the obligors (credit risk), a debt instrument is impaired:

–	When there is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

–

For these purposes, country risk is understood to refer to risk with respect to debtors resident in a particular country and resulting from factors other than normal commercial risk: sovereign risk, transfer risk or risks derived from international financial activity.

The Group has policies, methods and procedures for hedging its credit risk, for insolvency attributable to counterparties and country-risk. These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, contingent risks and commitments, as well as the detection of their deterioration and in the calculation of the amounts needed to cover their credit risk.

—	Impairment losses determined collectively

The determined collectively losses are calculated by using statistical procedures, and they are deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

The BBVA Group uses the concept of expected loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 33).

These models allow us to estimate the expected loss of the credit risk of each portfolio, in the one-year period after the reporting date, considering the characteristics of the counterparty and the guarantees and collateral associated with the transactions.

The expected loss is calculated taking into account three factors: exposure at default, probability of default and loss given default.

–	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

–

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction. PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets). A PD of 100% is assigned when there is a default.

–

Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the transaction.

After calculating the PD, the models estimate the provision taking into account the LGD in accordance with the criteria previously established. To calculate the LGD at each date of the balance sheet, the cash flows from the sale of collateral are estimated through an estimate of its sale price (in the case real-estate collateral the possible reduction in value of the collateral must be taken into account) and cost. In the case of default, the right to the property is acquired contractually at the end of the foreclosure process, or when the asset is bought from the borrowers in distress, and the collateral is recognized at fair value. After the initial recognition of these assets classified as “Non-current assets held for sale” or “Inventories,” they are valued at their fair value minus the estimated sale cost or book value, whichever is lower.

The calculation of the expected loss used to calculate economic capital under our internal models includes ‘through-the-cycle’ adjustments of the aforementioned factors, especially PD and LGD. Through these adjustments, we seek to set the value of the parameters used in our model at their average level throughout the economic cycle. We believe our calculation of economic capital to be more stable and accurate as a result.

By contrast, allowances for loan losses are calculated based on estimates of incurred losses at the reporting date (without any ‘through-the-cycle’ adjustments), in compliance with IFRS-IASB requirements.

With its methodology for determining the allowance for determined collectively losses, the Group seeks to identify the amounts of losses which, although incurred at the reporting date, have not yet been reported and which the Group knows, on the basis of historical experience and other specific information, will arise following the reporting date.

In order to calculate such non-reported incurred losses, we make certain adjustments to the expected loss used to calculate economic capital under our internal models in order to eliminate the ‘through-the-cycle’ adjustments and focus on incurred loss (rather than expected loss) as required by IFRS-IASB. Such adjustments are based on the following two parameters:

–	The point-in-time (‘PIT’) parameter, which is an adjustment to eliminate the ‘through-the-cycle’ component of the expected loss.

The ‘point-in-time’ parameter converts a ‘through-the-cycle’ probability of default (defined as the average probability of default over a complete economic cycle) into the probability of default at the reporting date (‘point-in-time’ probability).

–

The loss identification period (‘LIP’) parameter, which is the time lag period between the occurrence of a specific impairment or loss event and objective evidence of impairment becoming apparent on an individual basis; in other words, the time lag period between the loss event and the date an entity identified its occurrence.

This adjustment relates to the fact that, in calculating expected loss for purposes of calculating economic capital and BIS II regulatory capital, we measure the probability of default using a time horizon of one year. Therefore, in order to calculate our allowance for loan losses, we have to convert the one-year expected loss to the incurred loss concept at the reporting date required by IAS 39. The Group calculates the incurred loss at the reporting date by adjusting the expected loss for the next twelve months based on the estimated LIPs of the various homogenous portfolios.

The analysis of LIPs is performed on a homogenous portfolio basis. We use the following methodology to determine an interval of LIP that has occurred over time:

—

Analysis of the frequency of regulatory and internal review: The review of the credit quality of customers results in loss events being identified. The more frequently the entity reviews the credit quality of its customers, the quicker loss events are identified and therefore the lower is the resulting LIP (incurred but not reported losses decrease but ‘identified’ incurred losses increase). By contrast, the less frequently the entity reviews the credit quality of its customers, the slower loss events are identified and therefore the higher is the resulting LIP.

—

Analysis of the correlation between macroeconomic factors and probability of default: The deterioration of certain macroeconomic factors can be considered as a loss event if it results in an increase in the credit risk of a portfolio. Analysis performed shows the existence of correlation between some macroeconomic parameters and the probability of default, with a time lag existing between changes in such parameters and changes in the default rate.

—	A benchmark of the LIPs identified in our European peers: For corporate loans, 3-12 months; for retail loans, 2-9 months.

However, as required by the Bank of Spain, until the Spanish regulatory authority has verified and approved these internal models for the calculation of the allowance for collective losses incurred, these must also be calculated based on the information provided by the Bank of Spain related to the Spanish banking industry.

Impairment of other debt instruments

The impairment losses on debt securities included in the “Available-for-sale financial asset” portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement, and their fair value.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments - Available-for-sale financial assets” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where is recognized:

–

Equity instruments measured at fair value: The criteria for quantifying and recognizing impairment losses on equity instruments are similar to those for “Debt instruments,” with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement but under the heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheet (see Note 31).

–

Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealized gains at the measurement date.

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of these assets.

2.2.2 Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the assets involved are transferred to third parties. Thus the financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, or when their implicit risks and benefits have been substantially transferred to third parties. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

–	The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

–	A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost.

–

In the specific case of securitizations, this liability is recognized under the heading “Financial liabilities at amortized cost – Debt certificates” in the consolidated balance sheets (see Note 23). In securitizations where the risks and benefits of the transferred assets are substantially retained by the BBVA Group, the part acquired by another company in the consolidated Group is deducted from the recognized financial liabilities (securitized bonds), as established by paragraph 42 of IAS 39.

–	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability continue to be recognized.

The criteria followed with respect to the most common transactions of this type made by the BBVA Group are as follows:

—

Purchase and sale commitments: Financial instruments sold with a repurchase agreement are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties.

Financial instruments acquired with an agreement to subsequently resell them are not recognized in the consolidated balance sheets and the amount paid for the purchase is considered credit given to third parties.

—

Special purpose vehicles: In those cases where the Group sets up entities, or has a holding in such entities, known as “special purpose vehicles,” in order to allow its customers access to certain investments, or for transferring risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists (as described in Note 2.1), and therefore whether it should be subject to consolidation.

Among other elements, such methods and procedures take into consideration the risks and profits obtained by the Group, and also take into account all relevant elements, including the guarantees granted or the losses associated with collection of the corresponding assets retained by the Group. Such entities include the so-called asset securitization funds, which are fully consolidated in those cases in which, based on the aforementioned analysis, it is determined that the Group has maintained control.

In the specific instance of the securitization funds to which the BBVA Group’s entities transfer their loan portfolios, the following indications of the existence of control are considered for the purpose of analyzing the possibility of consolidation:

–

The securitization funds’ activities are undertaken in the name of the entity in accordance with its specific business requirements, with a view to generating benefits or gains from the securitization funds’ operations.

–

The entity retains a decision-making power with a view to securing most of the gains derived from the securitization funds’ activities or has delegated this power in some kind of “auto-pilot” mechanism (the securitization funds are structured so that all the decisions and activities to be performed are pre-defined at the time of their creation).

–

The entity is entitled to receive the bulk of the profits from the securitization funds and is accordingly exposed to the risks inherent in their business activities. The entity retains the bulk of the securitization funds’ residual profit.

–	The entity retains the bulk of the securitization funds’ asset risks.

If there is control based on the preceding guidelines, the securitization funds are integrated into the consolidated Group. If the Group’s exposure to the changes in future net cash flows of securitized assets is not significant, the risks and benefits inherent to them will be deemed to have been substantially transferred. In this case, the Group could derecognize the securitized assets from the consolidated balance sheet.

The BBVA Group has applied the most stringent criteria for determining whether or not it retains substantially all the risk and rewards on such assets for all securitizations performed since January 1, 2004. As a result of this analysis, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the securitized assets from the consolidated balance sheets (See Note 13.2 and Appendix VII) as the Group retains substantially all the expected credit risks and possible changes in net cash flows, while retaining the subordinated loans and lines of credit extended by the BBVA Group to these securitization funds.

2.2.3 Financial guarantees

“Financial guarantees” are considered those contracts that require their issuer to make specific payments to reimburse the holder for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.

In their initial recognition, financial guarantees are recognized on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over their term, with a balancing credit entry on the asset side for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions made for financial guarantees considered impaired are recognized under the heading “Provisions - Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions (net)” in the consolidated income statements (see Note 48).

Income from guarantee instruments is registered under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 42).

2.2.4	Non-current assets held for sale and liabilities associated with non-current assets held for sale

The heading “Non-current assets held-for-sale” in the consolidated balance sheets includes the carrying amount of financial or non-financial assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 16).

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major business unit and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors, and those consolidated under the proportionate consolidated method, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities associated with non-current assets held for sale” in the consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations.

Non-current assets held for sale are generally measured at fair value less sale costs, or their carrying amount, calculated on the date of their classification within this category, whichever is the lower. Non-current assets held for sale are not depreciated while included under this heading.

The fair value of the non-current assets held for sale from foreclosures or recoveries is mainly based on appraisals or valuations made by independent experts and not more than one year old, or less if there are indications of impairment.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statements (see Note 52). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

2.2.5 Tangible assets

Property, plants and equipment for own use

This heading includes the assets under ownership or acquired under lease finance, intended for future or current use by the BBVA Group and that it expects hold for more than one year. It also includes tangible assets received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plants and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accrued depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable value.

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Amortization Rates for Tangible Assets
Type of Assets	Annual Percentage
Buildings for own use	1.33% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

The BBVA Group’s criteria for determining the recoverable amount of these assets, in particular the buildings for own use, is based on up-to-date independent appraisals that are no more than 3-5 years old at most, unless there are other indications of impairment.

At each accounting close, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity then analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount. When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Upkeep and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading “Administration costs - General and administrative expenses - Property, fixtures and equipment “ (see Note 46.2).

Other assets leased out under an operating lease:

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets - Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation, and if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 19).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and record the impairment losses on them, are the same as those described in relation to tangible assets for continued use.

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on up-to-date independent appraisals that are no more than one year old at most, unless there are other indications of impairment.

2.2.6 Inventories

The balance under the heading “Other assets - Inventories” in the consolidated balance sheets mainly reflects the land and other properties that the BBVA Group’s real estate companies hold for development and sale as part of their real estate development activities (see Note 22).

The cost value of inventories includes the costs incurred for their acquisition and transformation, as well as other direct and indirect costs incurred in giving them their current condition and location.

The cost value of real-estate assets accounted for as inventories is composed of: the purchase cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. The financial expenses incurred during the year form part of the cost value, provided that the inventories require more than a year to be in a condition to be sold.

Real-estate assets purchased from borrowers in distress are accounted for as inventories, so they are valued at their fair value (minus sales costs) or book value, whichever is lower, both at the time of purchase and subsequently. The purchase cost of these real-estate assets is defined as the balance pending collection of the loans/credits that originated these purchases (net of associated provisions).

Impairment

If the fair value minus sale costs is lower than the amount recorded in the balance sheet for the loan, a loss is recognized under the heading “Impairment losses (net)” in the income statement for the period. In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for assessing their net realizable value is mainly based on appraisals or valuations by independent experts, of not more than one year, or less if there are indications of impairment.

The amount of any inventory valuation adjustment for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment losses on other assets (net) – Other assets” in the accompanying consolidated income statements (see Note 50) for the year in which they are incurred.

Inventory sales

In the sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the heading “Other operating expenses – Changes in inventories” in the year which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 45).

2.2.7 Business combinations

The aim of a business combination is to obtain control of one or more businesses. It is accounted for by applying the acquisition method.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized in the accounts. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date.

In addition, the purchasing entity shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset - Goodwill” if on the purchase date there is a positive difference between:

–	the sum of the price paid, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business, and

–	the fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Negative Goodwill in business combinations.”

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The form of valuing the non-controlling holdings may be chosen in each business combination. So far, the BBVA Group has always opted for the second method.

The purchase of non-controlling interests subsequent to the takeover of the entity is recognized as capital transactions; in other words, the difference between the price paid and the carrying amount of the percentage of non-controlling interests acquired is charged directly to equity.

2.2.8 Intangible assets

Goodwill

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the business combinations are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if it is clear that there has been impairment.

Goodwill is assigned to one or more units generating cash flows that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated

–	is the lowest level at which the entity manages goodwill internally;

–	is not larger than a business segment.

The cash-generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually and always if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs and its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a sustainable growth rate to extrapolate the cash flows indefinitely and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the businesses tested.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are valued at fair value, the deterioration of goodwill attributable to minority interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.

They are recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statements (see Note 50).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net) - Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.9 Insurance and reinsurance contracts

The assets of the BBVA Group’s insurance companies are recognized according to their nature under the corresponding headings of the consolidated balance sheets and their registration and valuation is carried out according to the criteria set out in IFRS 4.

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance entities (see Note 18).

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated entities to cover claims arising from insurance contracts in force at period-end (see Note 24).

The income or expenses reported by the BBVA Group’s insurance companies on their insurance activities is recognized, attending to its nature in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group credit the amounts of the premiums written to the income statement and charge the estimated cost of the claims that will be incurred at their final settlement to their income statements. At the close of each year the amounts collected and unpaid, as well as the costs incurred and unpaid are accrued at this date.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 24.

According to type of product, the provisions may be as follows:

—	Life insurance provisions: Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

–

Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until the closing date has to be allocated to the period from the closing date to the end of the insurance policy period.

–	Mathematical reserves: Represents the value of the life insurance obligations of the insurance companies at the year-end, net of the policyholder’s obligations, arising from life insurance contracted.

—	Non-life insurance provisions:

–

Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until year-end that has to be allocated to the period between the year-end and the end of the policy period.

–

Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the year-end.

—

Provision for claims: This reflects the total amount of the outstanding obligations arising from claims incurred prior to the year-end. Insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

—

Provision for bonuses and rebates: This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

—

Technical provisions for reinsurance ceded: Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

—

Other technical provisions: Insurance companies have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The BBVA Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.10 Tax assets and liabilities

Expenses on corporation tax applicable to the BBVA Group’s Spanish companies and on similar taxes applicable to consolidated entities abroad are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.

The current corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate to the tax for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as at the amount expected to be payable or recoverable in future fiscal years for the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and the tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (see Note 21).

The “Tax Assets” chapter of the consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (covering taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application).

The “Tax Liabilities” chapter of the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: “Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (income taxes payable in subsequent years).

Deferred tax liabilities in relation to taxable temporary differences associated with investments in subsidiaries, associates or jointly controlled entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a business combination) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they are still current, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted as temporary differences.

2.2.11 Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or extinguishment date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 25). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group companies relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of entities; and, specifically, future legislation to which the Group will certainly be subject.

The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

–	They represent a current obligation that has arisen from a past event;

–	At the date referred to by the consolidated financial statements, there is more probability that the obligation will have to be met than that it will not;

–	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

–	The amount of the obligation can be reasonably estimated.

Among other concepts, these provisions include the commitments made to employees by some of the Group entities (mentioned in section 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they are disclosed in the Notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits (see Note 36).

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They also include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

2.2.12 Pensions and other post-employment commitments

Below is a description of the most significant accounting criteria relating to the commitments to employees, in terms of post-employment benefits and other long-term commitments, of certain BBVA Group companies in Spain and abroad (see Notes 26 and 31).

Commitments’ valuation: assumptions and actuarial gains/losses recognition

The present values of the commitments are quantified on a case-by-case basis. Costs are calculated using the projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

The actuarial assumptions should take into account that:

–	They are unbiased, in that they are not unduly aggressive nor excessively conservative.

–

They are compatible with each other and adequately reflect the existing economic relations between factors such as inflation, foreseeable wage increases, discount rates and the expected return on plan assets, etc. The expected return on plan assets is calculated by taking into account both market expectations and the particular nature of the assets involved.

–	The future levels of wages and benefits are based on market expectations at the consolidated balance sheet date for the period over which the obligations are to be settled.

–	The rate used to discount the commitments is determined by reference to market yields at the date referred to by the consolidated financial statements on high quality bonds.

The BBVA Group recognizes actuarial differences originating in the commitments assumed with staff taking early retirement, benefits awarded for seniority and other similar items under the heading “Provisions (net)” of the consolidated income statement for the period (see Note 48) in which these differences occur. The BBVA Group recognizes the actuarial gains or losses arising on all other defined-benefit post-employment commitments directly under the heading “Valuation adjustments” of equity in the accompanying consolidated balance sheets (see Note 26).

Post-employment benefit commitments

Pensions

The BBVA Group’s post-employment benefit commitments are either defined-contribution or defined-benefit. Defined-contribution commitments:

–

Defined-contribution commitments: The amounts of these commitments are established as a percentage of certain remuneration items and/or as a fixed pre-established amount. The contributions made in each period by the BBVA Group’s companies for these commitments are recognized with a charge to the heading “Personnel expenses- Defined-contribution plan expense” in the consolidated income statements (see Note 46.1).

–

Defined-benefit commitments: Some of the BBVA Group’s companies have defined-benefit commitments for the permanent disability and death of certain current employees and early retirees, as well as defined-benefit retirement commitments applicable only to certain groups of current employees, or early retired employees and retired employees. These commitments are either funded by insurance contracts or recorded as internal provisions.

The amounts recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) are the differences, at the date of the consolidated financial statements, between the present values of the commitments for defined-benefit commitments, adjusted by the past service cost and the fair value of plan assets.

The current contributions made by the Group’s companies for defined-benefit commitments covering current employees are charged to the heading “Administration cost - Personnel expenses” in the accompanying consolidated income statements (see Note 46.1).

Early retirements

The BBVA Group has offered certain employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement in force and has put into place the corresponding provisions to cover the cost of the commitments acquired by this item. The present values for early retirement are quantified on a case-by-case basis and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The early retirement commitments in Spain include the compensation and indemnities and contributions to external pension funds payable during the period of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are dealt in the same way as pensions.

Other post-employment welfare benefits

Some of the BBVA Group’s companies have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of post-employment welfare benefits are quantified on a case-by-case basis and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheets (see Note 25).

Other long-term commitments to employees

Some of the BBVA Group’s companies are obliged to deliver goods and services to groups of employees. The most significant of these, in terms of the type of compensation and the event giving rise to the commitments are as follows: loans to employees, life insurance, study assistance and long-service awards.

Some of these commitments are measured using actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified on a case-by-case basis. They are recognized under the heading “Provisions – Other provisions” in the accompanying consolidated balance sheets (see Note 25).

The welfare benefits provided by the Spanish companies in the BBVA Group to active employees are recognized under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements (see Note 46.1).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to record a provision in this connection.

2.2.13 Equity-settled share-based payment transactions

Provided they constitute the delivery of such instruments following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as en expense for services being provided by employees, by way of a balancing entry under the heading “Stockholders’ equity – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value, unless this value cannot be calculated reliably. In this case, they are measured by reference to the fair value of the equity instruments committed, taking into account the date on which the commitments were assumed and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of the equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of instruments, but they are taken into account when determining the number of instruments to be granted. This will be recognized on the consolidated income statement with the corresponding increase in equity.

2.2.14 Termination benefits

Termination benefits are recognized in the accounts when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan to do so. As of June 30, 2012, there were no redundancy plans in the Group entities, so it is not necessary to recognize a provision for this item.

2.2.15 Treasury stock

The value of equity instruments issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated companies that comply with the requirements to be recognized as equity instruments - are recognized under the heading “Stockholders’ funds - Treasury stock” in the consolidated balance sheets (see Note 30).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds - Reserves” in the consolidated balance sheets (see Note 29).

2.2.16 Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the consolidated financial statements are presented, is the euro. All balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

–	Conversion of the foreign currency to the functional currency (currency of the main economic environment in which the entity operates) and

–	Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

Conversion of the foreign currency to the functional currency

Transactions in foreign currencies carried out by the consolidated entities (or accounted for using the equity method) not based in European Monetary Union countries are initially accounted in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year.

In addition,

–	Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate in force on the purchase date.

–	Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

–

Income and expenses are converted at the period’s average exchange rates for all the operations carried out during the period. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the financial year which, owing to their impact on the statements as a whole, require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

–	Assets and liabilities: at the average spot exchange rates as of the date of each of the consolidated financial statements.

–

Income and expenses and cash flows are converted by applying the exchange rate in force on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

–	Equity items: at the historical exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities and their subsidiaries are generally recognized under the heading “Exchange differences (net)” in the consolidated income statements. However, the exchange differences in non-monetary items are recognized temporarily in equity under the heading “Valuation adjustments - Exchange differences” in consolidated balance sheets.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Valuation adjustments – Exchange differences” in the consolidated balance sheets. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Valuation adjustments - Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main consolidated balances in foreign currencies as of June 30, 2012 and December 31, 2011, with reference to the most significant foreign currencies, is set forth in Appendix IX.

2.2.17 Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as given below.

—

Interest income and expenses and similar items: As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. The financial fees and commissions that arise on the arrangement of loans (basically origination and analysis fees) must be deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized. These fees are part of the effective rate for loans. Also dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.

However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized for accounting purposes as income, as soon as it is received.

—

Commissions, fees and similar items: Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

–	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.

–	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

–	Those relating to single acts, which are recognized when this single act is carried out.

—	Non-financial income and expenses: These are recognized for accounting purposes on an accrual basis.

—	Deferred collections and payments: These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18 Sales and income from the provision of non-financial services

The heading “Other operating income - Financial income from non-financial services” in the consolidated income statements includes the carrying amount of the sales of assets and income from the services provided by the Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and service companies (see Note 45).

2.2.19 Leases

Lease contracts are classified as finance from the start of the transaction, if they transfer substantially all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets.

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plants and equipment – Other assets leased out under an operating lease” in the consolidated balance sheets (see Note 19). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating income - Rest of other operating income” (see Note 45).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated by the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is registered.

2.2.20 Consolidated statements of recognized income and expenses

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. They distinguish between income and expenses recognized as results in the consolidated income statements and “Other recognized income (expenses)” recognized directly in consolidated equity. “Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Valuation adjustments” of the consolidated total equity and the consolidated net income of the year forms the “Total recognized income/expenses of the year”.

2.2.21 Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any.

The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 31), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

2.2.22 Consolidated statements of cash flows

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated net income and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposit balances from central banks, are classified as cash and equivalents.

When preparing these financial statements the following definitions have been used:

–	Cash flows: Inflows and outflows of cash and equivalents.

–	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.

–	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.

–	Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.

2.2.23 Entities and branches located in countries with hyperinflationary economies

According to the criteria established by the EU-IFRS, required to be applied under the Bank of Spain Circular 4/2004 of December 22, 2004 and in compliance with IFRS-IAB in order to assess whether an economy has a hyperinflationary inflation rate, the country economic environment is evaluated, analyzing whether certain specific circumstances exist, such as:

–	The country’s population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency;

–	Prices may be quoted in that currency;

–	Interest rates, wages and prices are linked to a price index;

–	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela (see Note 3) have therefore been adjusted to correct for the effects of inflation. These amounts were not significant in the accompanying financial statements.

2.3	Recent IFRS pronouncements

Changes introduced in 2012

The following modifications to the IFRS or their interpretations (hereinafter “IFRIC”) came into force in 2012. They have not had a significant impact on the BBVA Group’s consolidated financial statements for the year.

Amendment of IFRS 7 – “Disclosures – Transfer of financial assets”

There has been a modification of the disclosure requirements applicable to transfers of financial assets in which the assets are not derecognized from the balance sheets, and to transfers of financial assets in which the assets qualify for derecognition, but with which the entity still has some continuing involvement.

The information disclosed must allow the following:

–	understanding of the relationship between transferred financial assets that are not derecognized in their entirety and associated liabilities; and

–	evaluation of the nature of, and the risks associated with, the entity’s continuing involvement in the transferred and derecognized financial assets.

Disclosures are also required for asset transfers when the transfers have been distributed unevenly over the year.

IAS 12 Revised – “Income Taxes – Deferred Tax: recovery of underlying assets”

IAS 12 establishes that the deferred tax assets and liabilities will be calculated by using the tax base and the tax rate corresponding according to the form in which the entity expects to recover or cancel the corresponding asset or liability: by the use of the asset or by its sale.

The IASB has published a modification to IAS 12 which includes the assumption when calculating the assets and liabilities for deferred taxes that the recovery of the underlying asset will be carried out through its sale in investment property valued at fair value under IAS 40 “Investment Property”. However, an exception is admitted if the investment is depreciable and is managed according to a business model whose objective is to use the profits from the investment over time, and not from its sale.

At the same time, IAS 12 includes the content of SIC 21 - “Income Taxes – Recovery of revalued non-depreciable assets”. This interpretation is withdrawn.

Standards and interpretations issued but not yet effective as of June 30, 2012

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements for the six months ended June 30, 2012, but were not obligatory as of June 30, 2012. Although in some cases the IASB permits early adoption before they enter into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

IFRS 9 - “Financial instruments - classification and measurement”

On November 12, 2009, the IASB published IFRS 9 – “Financial Instruments” as the first stage of its plan to replace IAS 39 – “Financial Instruments: Recognition and measurement”. IFRS 9, which introduces new classification and measurement requirements for financial assets, will be mandatory from January 1, 2015 onwards, although early adoption has been permitted from December 31, 2009 onwards. However, the European Commission has decided not to adopt IFRS 9 and postpone its entry into force, thus making it impossible for European entities to apply this standard early.

The new standard includes significant differences with respect to the current one. They include the following:

–	Approval of a new classification model based on two single categories of amortized cost and fair value;

–	Elimination of the current “Held-to-maturity-investments” and “Available-for-sale financial assets” categories;

–	Limitation of the analysis of impairment of assets measured at amortized cost; and

–	No separation of embedded derivatives in financial contracts on the entity’s assets.

IFRS 10 – “Consolidated financial statements”

IFRS 10 establishes a single consolidation model based on the principle of control, and applicable to all types of entities. Likewise, it introduces a definition of control, according to which a reporting entity controls another entity when it is exposed or has rights to variable returns from its involvements with the entity and has the ability to affect the amount of returns through its power over the entity.

The new standard will replace SIC 12 - “Consolidation - Special Purpose Entities”. It will be applied to accounting years starting from January 1, 2013. However, early adoption is permitted. In this case it must be applied together with IFRS 11 and IFRS 12.

IFRS 11 - “Joint arrangements”

IFRS 11 introduces new consolidation principles applicable to all joint arrangements and will replace SIC 13 - “Jointly Controlled Entities” and IAS 31 - “Interests in Joint Ventures.”

The new standard defines joint arrangements and establishes that they shall be classified as joint operations or as joint ventures based on the rights and obligations arising from the arrangement. A joint operation is when the parties who have joint control have rights to the assets of the arrangement and obligations to the liabilities of the arrangement. A joint venture is when the parties who have joint control have rights to the net assets of the arrangement.

Joint operations shall be accounted for by including them in the financial statements of the entities controlling the assets, liabilities, income and expenses corresponding to them according to the contractual agreement. Joint ventures shall be accounted for in the consolidated financial statements using the equity method. They can no longer be accounted for by the proportionate consolidation method.

IFRS 11 shall be applied to accounting years starting on or after January 1, 2013. However, early adoption is permitted. In this case it must be applied together with IFRS 10 and IFRS 12.

IFRS 12 - “Disclosure of interests in other entities”

IFRS 12 is a new standard on the disclosure requirements for all types of holdings in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 12 shall be applied to accounting years starting on or after January 1, 2013. However, early adoption is permitted. In this case it must be applied together with IFRS 10 and IFRS 11.

IFRS 13 - “Fair value measurement”

IFRS 13 provides guidelines for fair value measurement and disclosure requirements. Under the new definition, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The requirements of the standard do not extend the use of fair value accounting. However, they do provide a guide about how fair value should be applied when its use is required or permitted by other standards.

This new standard shall be prospectively applied as of January 1, 2013. Early adoption is permitted.

Amended IAS 1 – “Presentation of financial statements”

The modifications made to IAS 1 include improvements and clarifications regarding the presentation of “Other recognized income (expenses)” (valuation adjustments). The main change introduced is that the presentation of the concepts must distinguish those that can be reclassified to earnings in the future from those that cannot.

The revision to IAS 1 shall be applied to accounting years starting on or after July 1, 2012, although early adoption is permitted.

Amended IAS 19 – “Employee benefits”

The amended IAS 19 introduces modifications to the accounting of post-employment benefit liabilities and commitments.

–

All changes in the fair value of assets from post-employment plans and obligations in the defined benefit plans shall be recognized in the period in which they occur; they shall be recognized as valuation adjustments in equity and shall not be considered as earnings in future years. The Group’s policy will be to transfer the amounts recognized under the heading “Valuation adjustments” to the heading “Reserves” in the consolidated balance sheet.

–	The presentation of fair value changes in assets in plans and changes in post-employment benefit obligations of defined-benefit plans has been clarified:

–	Greater disclosure of information is required.

These modifications will be applied to the accounting years starting on or after January 1, 2013, although early adoption is permitted.

IAS 32 revised – “Financial Instruments: Presentation”

The changes made to IAS 32 clarify the following aspects on asset and liability netting:

–	The legal right to net recognized amounts must not depend on a future event and must be legally enforceable under all circumstances, including cases of default or insolvency of either party.

–

Settlements in which the following conditions are met shall be accepted as equivalent to “settlements for net amount”: all, or practically all of the credit and liquidity risk is eliminated; and the settlement of the assets and liabilities is carried out in a single settlement process.

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

IFRS 7 revised – “Financial Instruments: Information to be disclosed”

The changes made to IAS 7 introduce new disclosures of information on asset and liability netting: The entities must submit a breakdown of information on the gross and net amounts of the financial assets that have been or may be netted, and for all recognized financial instruments included in some type of master netting agreement, whether or not they have been netted. These modifications will be applied to the accounting years starting on or after January 1, 2013.

IAS 27 – “Consolidated and separate financial statements” and IAS 28 – “Investments in associates and joint ventures”

The modifications introduced deal with the changes derived from the new IFRS 10 and 11 described above. These modifications will be applied to the accounting years starting on or after January 1, 2013.

Fourth annual improvements project for various IFRS

Fourth IFRS Annual Improvements project introduces small modifications and clarifications to IAS 1 - Presentation of financial statements, IAS 16 – Property, plant and equipment, IAS 32 – Financial instruments: presentation and IAS 34 - Interim financial reporting. The modifications will be applicable retrospectively to the accounting years starting on or after January 1, 2013.

2.4	Other legal changes

Measures to reform the Spanish financial system

Among the measures included in Royal Decree-Law 2/2012, of February 3, on the restructuring of the financial sector, is the stipulation that Spanish credit institutions have to set aside additional provisions for impairment of assets linked to the real-estate sector in Spain before December 31, 2012. Subsequently, Royal Decree-Law 18/2012, of May 11, on the restructuring and sale of real-estate assets in the financial sector, establishes new additional coverage as of December 31, 2012, for the performing real-estate loan portfolios of Spanish credit institutions.

The total estimated gross amount of the new provisions required by the two Royal Decree-Laws amounts to around €4,600 million (€2,800 million for Royal Decree-Law 2/2012 and €1,800 for Royal Decree-Law 18/2012), or around €3,200 million net of tax.

The above figures have been reflected in the plans prepared by the BBVA Group (which include detailed measures for compliance) in accordance with Royal Decree-Laws 2/2012 and 18/2012, and approved by the Bank of Spain.

As of June 30, 2012 the Group had allocated funds of €1,434 million to cover the gross impact of the Royal Decree-Laws mentioned above, of which €1,234 million are recorded in the consolidated income statement for the six months ended June 30, 2012, to reflect the impairment of assets included within the scope of the above Royal Decree-Laws, due to their fall in value in the first half of 2012.

In addition, Royal Decree-Law 2/2012 lays down an additional percentage of minimum capital for certain asset portfolios as of December 31, 2011, which the group estimates at around €1,300 million. This requirement has not generated any impact, since as of December 31, 2011, the Group’s capital base was higher than the minimum required (see Note 33).

With respect to Unnim, the company purchased by BBVA as described in Note 3, the impact of the Royal Decree-Laws mentioned above on this entity are not considered to be significant for the BBVA Group’s consolidated financial statements because Unnim’s assets are adjusted to fair value at the date of the purchase and any future losses will be offset by the asset protection scheme established by the FROB (see Note 3).

Other measures affecting the Spanish financial system and the results of the independent stress tests

The Ministry of Economy and Competitiveness and the Bank of Spain agreed on May 21, 2012 to contract independent auditors to carry out an assessment of the balance sheets of the Spanish banking system.

First, an aggregate analysis was carried out to test the resilience of the Spanish banking sector to a scenario of a severe additional downturn in the Spanish economy. On June 21 the conclusions of this analysis were made public. They specified the additional capital requirements for the Spanish banking sector as a whole. According to the figures published by the Ministry of Economy and Competitiveness and the Bank of Spain, the three biggest Spanish banking groups will not need any additional capital, even in the most adverse scenario included under the stress tests.

A disaggregated exercise is also being carried out to determine the capital requirements of each entity, in accordance with the individual risk profiles of each. The results of this exercise are not available at the date of preparation of these interim consolidated financial statements, as publication is planned for the end of September.

In addition, on June 25 the Spanish government formally requested the European Union for financial aid to recapitalize certain Spanish financial institutions. The details and conditions of the agreement reached for the financial aid were announced on July 20. The agreement establishes an additional series of conditions to be met, even by those entities that have no capital deficits, including compliance with the EBA’s Core Tier 1 ratio of 9% and new financial reporting requirements on capital, liquidity and loan portfolio quality.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors: insurance, real estate, operational leasing, etc.

Appendices II to IV inclusive provide relevant information as of June 30, 2012 on the Group’s subsidiaries, proportionately consolidated jointly controlled entities, and investments and jointly controlled entities accounted for by the equity method. Appendix V shows the main changes in investments in the six months ended June 30, 2012, and Appendix VI gives details of the subsidiaries under the full consolidation method and which, based on the information available, were more than 10% owned by non-Group shareholders as of June 30, 2012.

The total assets and earnings as of June 30, 2012, broken down by the geographical areas in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activity is mainly located in Spain, Mexico, South America and the United States, with an active presence in other European countries and Asia:

—

Spain: The Group’s activity in Spain is principally through Banco Bilbao Vizcaya Argentaria, S.A., which is the parent company of the BBVA Group. The Group also has other companies that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operating lease companies.

—

Rest of Europe: The Group’s activity in Europe is carried out through representative offices (Moscow and Istanbul), operational branches (Germany, Belgium, France, Italy and the United Kingdom) and banks and financial institutions in Ireland, Switzerland, Italy and Portugal. In March 2011, the BBVA Group acquired 25.01% of the share capital of the Turkish bank Turkiye Garanti Bankasi, AS (hereinafter “Garanti”). Garanti heads up a group of banking and financial institutions that operate in Turkey, Holland, and some countries in Eastern Europe.

—

Asia: The Group’s activity in Asia is carried out through operational branches (in Taipei, Seoul, Tokyo, Hong Kong and Singapore) and representative offices (in Beijing, Shanghai and Mumbai). The BBVA Group also has several agreements with the CITIC Group (“CITIC”) for a strategic alliance in the Chinese market (see Note 17). The investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (hereinafter “CIFH”) and China Citic Bank Corporation Limited (hereinafter “CNCB”).

—

Mexico: The Group operates in Mexico both in the banking sector through BBVA Bancomer, S.A., and in the insurance and pensions business, mainly through Seguros Bancomer S.A. de C.V., Pensiones Bancomer, S.A. de C.V. and Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. All these are part of the BBVA Bancomer Financial Group.

—

South America: The BBVA Group’s activity in South America is mainly focused on the banking, insurance and pensions sectors, in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. It is also active in Bolivia and Ecuador in the pensions sector.

The Group owns more than 50% of most of the companies based in these countries. Appendix II shows a list of the companies which, although less than 50% owned by the BBVA Group as of June 30, 2012, are fully consolidated as a result of agreements between the Group and the other shareholders, giving the BBVA Group effective control of these entities (see Note 2.1).

—	United States: The Group’s activity in the United States is mainly carried out through a group of companies with BBVA Compass Bancshares, Inc. at their head, as well as the New York branch.

Changes in the Group in 2012

From December 31, 2011 to the date of preparation of the accompanying consolidated financial statements, the Group has not made any significant investments or disinvestments.

Acquisition of Unnim

On March 7, 2012, the Governing Board of the Bank for Orderly Bank Restructuring (FROB) awarded BBVA Unnim Banc, S.A. (hereinafter “Unnim”) as part of the process for restructuring the bank.

This was done through a share sale purchase agreement between FROB, the Credit Institution Deposit Guarantee Fund (hereinafter “FGD”) and BBVA, under which BBVA was to purchase 100% of the shares of Unnim for €1.

A Protocol of Financial Support Measures was also concluded for the restructuring of Unnim. This regulates an asset protection scheme (APS) by which the FGD will assume 80% of the losses that may be suffered by a portfolio of predetermined Unnim assets for the next 10 years after applying the existing provisions for these assets.

The execution of these contracts was subject to the corresponding administrative authorization and approval from the Spanish supervisory bodies and the European Union. On July 27 2012, following the completion of the transaction, BBVA became holder of 100% of the capital of Unnim.

Unnim Banc is the result of the merger of three Catalan savings banks (Manlleu, Sabadell and Terrasa). Over 90% of its branches are in Catalonia, which is its traditional market. As of June 30, 2012, Unnim had a volume of assets of around €30,300 million, of which €16,000 million were the loan portfolio. “Customer deposits” amounted to around €19,181 million. As of the date of preparation of these consolidated financial statements, the calculation used to determine whether or not there is goodwill associated with this acquisition, pursuant to the acquisition method of IFRS-3, has not been completed.

Sale of the business in Puerto Rico

On June 28, 2012, BBVA reached an agreement to sell its business in Puerto Rico to Oriental Financial Group Inc.

This agreement includes the sale of 100% of the common stock of BBVA Securities of Puerto Rico, Inc. and BBVA PR Holding Corporation, which in turn owns 100% of the common stock of Banco Bilbao Vizcaya Argentaria Puerto Rico and of BBVA Seguros Inc.

The price of the sale is USD 500 million (around €397 million, at the exchange rate as of June 30, 2012). Gross capital gains from the sale will be around €5 million.

The closure of this operation depends on obtaining the corresponding authorization from the competent authorities, at which point the Group will no longer have control over the business (see note 2.1).

As of June 30, 2012, the BBVA business in Puerto Rico, which is the object of the sale, had total registered assets of €4,024 million and liabilities of €3,633 million, which have been reclassified under the headings “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale,” respectively, in the accompanying consolidated balance sheet (see Note 16).

Changes in the Group in 2011

Below are details of the most important changes that have taken place in the BBVA Group in 2011:

Acquisition of a capital holding in the bank Garanti

On March 22, 2011, BBVA bought a stake of 24.89% of the capital stock of Turkiye Garanti Bankasi, AS from the Dogus Group. BBVA subsequently bought an additional stake of 0.12% on the market, increasing the BBVA Group’s total stake in the common stock of Garanti to 25.01%. The total price of both acquisitions amounted to USD 5,876 million (around €4,408 million).

The agreements with the Dogus group include an arrangement for the joint management of the bank and the appointment of some of the members of its Board of Directors by the BBVA Group. BBVA also has a perpetual option to purchase an additional 1% of Garanti Bank five years after the initial purchase.

As of June 30, 2012, the goodwill recorded from these acquisitions amounted to €1,337 million (see Note 20.1).

This 25.01% holding in Garanti is consolidated in the BBVA Group using the proportionate consolidation method due to the aforementioned joint management agreements. Its contribution to the BBVA Group as of June 30, 2012, after applying the corresponding standardization and consolidation adjustments, accounts for €20,335 million of the Group’s total assets and €16,437 million of its total liabilities at that date.

Purchase of Credit Uruguay Banco

In May 2010, the BBVA Group announced that it had reached an agreement to acquire, through its subsidiary BBVA Uruguay, the Credit Uruguay Banco, from a French financial group. On January 18, 2011, after obtaining the corresponding authorizations, the purchase of Credit Uruguay Banco was completed for approximately €78 million, generating goodwill for an insignificant amount.

4.	Shareholder remuneration scheme

Shareholder remuneration scheme

A shareholder remuneration system called the “Dividend Option” was introduced in 2011. The Bank’s Shareholders’ Annual General Meeting held on March 16, 2012 once more approved the establishment of the “Dividend Option” program under point four of the Agenda, through two share capital increases charged to voluntary reserves, under similar conditions to those established in 2011. Under this remuneration scheme, BBVA offers its shareholders the chance to receive part of their remuneration in the form of free shares; however, they can still choose to receive it in cash by selling the rights assigned to them in each capital increase either to BBVA (by the Bank exercising its commitment to repurchase the free assignment rights) or on the market.

On April 11, 2012, the Standing Committee, acting on the resolution of the Board of Directors of March 28, 2012, approved the execution of the first of the capital increases charged to reserves agreed by the Annual General Meeting of shareholders on March 16, 2012, in order to execute the “Dividend Option.” As a result of this execution, the Bank’s common stock increased by €40,348,339.01, through the issue and distribution of 82,343,549 shares with a €0.49 par value each (see Note 27).

Dividends

At its meeting of June 27, 2012, the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. approved the payment of an interim dividend against 2012 earnings of €0.10 gross (€0.079 net) per outstanding share.

The provisional financial statement prepared in accordance with legal requirements evidenced the existence of sufficient earnings for the distribution of the amounts to the interim dividend, as follows:

Available amount for interim dividend payments	May 31, 2012
Profit at each of the dates indicated, after the provision for income tax	1,223
Less -	-
Estimated provision for Legal Reserve	(24)
Acquisition by the bank of the free allotment rights in 2012 capital increase	(141)
Interim dividends for 2011 already paid	-
Maximum amount distributable	1,058
Amount of proposed interim dividend	514

BBVA cash balance available to the date	1,168

The amount of the interim dividend paid to shareholders as of July 10, 2012, including the new shares issued on July 4 through the capital increase described in Note 27 and deducted from the shares held as treasury stock by the Group’s companies, amounted to €530 million, It is recognized under the heading “Stockholders’ funds - Dividends and remuneration,” and charged under the heading “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet as of June 30, 2012 (see Note 23.5).

5.	Earnings per share

According to the criteria established by IAS 33:

–

Basic earnings per share are determined by dividing the “Net income attributed to Parent Company” by the weighted average number of shares outstanding throughout the year, excluding the average number of treasury sales held over the year.

–

Diluted earnings per share are calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the net income attributed to the parent company if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments) or for discontinued operations.

The following transactions were carried out in 2012 and 2011 with an impact in the calculation of basic and diluted earnings per share:

–

The bank carried out various share capital increases in 2012 and 2011 (see Note 27). According to IAS 33, when calculating the basic and diluted earnings per share all the years prior to the exercise of the rights must be taken into account, and a corrective factor applied to the denominator (the weighted average number of shares outstanding) only in the case of share capital increases other than those for conversion of securities into shares. This corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. For these purposes the basic and diluted earnings per share have been recalculated for 2011 in the following table.

–

In 2011 the Bank had mandatory subordinated bonds in circulation convertible into ordinary new BBVA shares, for €2,000 million. They were issued in September 2009 (“Convertible Bonds - September 2009”). The Board of Directors of BBVA, at its meeting on June 22, 2011, agreed to convert all the Convertible Bonds -September 2009 on July 15, 2011, coinciding with a payment date for remuneration (see Note 27).

–	On December 30, 2011, the Bank issued mandatory convertible subordinate bonds convertible into ordinary new BBVA shares amounting to €3,430 million (see Note 23.4).

Since the conversion of both bond issues is mandatory on the date of their final maturity, in accordance with the IAS 33 criteria the following adjustments must be applied to both the calculation of the diluted earnings per share as well as the basic earnings per share:

–	In the numerator, the net income attributed to the parent company is increased by the amount of the annual coupon of the subordinated convertible bond.

–	In the denominator, the weighted average number of shares outstanding is increased by the estimated number of shares after the conversion.

Thus, as can be seen in the following table, for the six months ended June 30, 2012 and 2011 the figures for basic earnings per share and diluted earnings per share are the same, as the dilution effect of the mandatory conversion must also be applied to the calculation of the basic earnings per share.

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share	June 2012	June 2011 (*)

Numerator for basic and diluted earnigs per share (millions of euros)
Net income attributed to parent company	1,510	2,339
Adjustment: Mandatory convertible bonds interest expenses	67	34
Net income adjusted (millions of euros) (A)	1,577	2,373
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (1)	4,941	4,474
Weighted average number of shares outstanding x corrective factor (2)		4,654
Adjustment: Average number of estimated shares to be converted	446	242
Adjusted number of shares (B)	5,386	4,897
Basic earnings per share (Euros per share)A/B	0.29	0.48
Diluted earnings per share (Euros per share)A/B	0.29	0.48
(1) ‘Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period
(2) Corrective factor due to the capital increase wirh pre-emptive subscription right, applied for the previous years.
(*) Data recalculated due to the mentioned corrective factor.

As of June 30, 2012 and 2011, except for the aforementioned convertible bonds, there were no other financial instruments, share option commitments with employees or discontinued transactions that could potentially affect the calculation of the diluted earnings per share for the years presented.

6.	Bases and methodology for business segment reporting

Business segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The Group compiles reporting information on as disaggregated a level as possible, and all data relating to the businesses these units manage is recognized in full. These disaggregated units are then amalgamated in accordance with the organizational structure preordained by the Group management into higher level units and, ultimately, the business segments themselves. Similarly, all the incorporated entities making up the BBVA Group are also assigned to the different business segments according to the geographical areas where they carry out their activity.

Once the composition of each of the business areas in the BBVA Group has been defined, certain management criteria are applied, noteworthy among which are the following:

—

Capital base: Capital is allocated to each business based on capital at risk (CaR) criteria, in turn predicated on unexpected loss at a specific confidence level, determined as a function of the Group’s target capital ratio.

The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet, equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. Internal models are used that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

—

Internal transfer prices: Internal transfer rates on both the assets and liabilities are applied to calculate the net interest income of each business. These rates are composed of a market rate that depends on the revision period of the operation, and a liquidity premium that aims to reflect the conditions and outlook of the financial markets. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

—

Allocation of operating expenses: Both direct and indirect expenses are allocated to the business areas, except for those items for which there is no clearly defined or close link with the businesses, as they represent corporate or institutional expenses incurred on behalf of the overall Group.

—	Cross selling: On certain occasions, adjustments are made to eliminate overlap accounted for in the results of two or more units as result of cross-selling focus.

Description of the BBVA Group’s business segments

In 2012 the main change in the reporting structure of the BBVA Group’s business areas has been the transfer to the United States of the assets and liabilities of a branch located in Houston that previously belonged to Mexico (BBVA Bancomer). This was done to reflect the geographical nature of the Group’s reporting structure. Other insignificant modifications have also been carried out affecting other areas. Thus the composition of the business areas in 2012 is very similar to that last year:

—	Spain: This includes:

–	Retail Network, including the segments of individual customers, private banking, small companies and businesses in the domestic market.

–	Corporate and Business Banking (CBB), which manages the SME, companies and corporations, public institutions and developer segments in the country.

–	Corporate & Investment Banking (CIB), which includes the activity carried out with large corporations and multinational groups and the business of markets and distribution in Spain.

–	Other units, including BBVA Seguros and Asset Management (AM), which manages Spanish mutual funds and pension funds.

—

Eurasia: This includes activity in the rest of Europe and Asia. For these purposes, Europe includes BBVA Portugal, Consumer Finance Italy and Portugal, the retail businesses of the branches in Paris, London and Brussels, wholesale activity carried out in the region (except Spain), and Turkey (which includes the stake in Garanti). Asia includes all the wholesale and retail businesses carried out on the continent and the stake in CNCB and CIFH.

—	Mexico: Includes the banking, pensions and insurance businesses in the country.

—	United States: Includes the BBVA Group’s business in the United States.

—	South America: Includes the banking, pensions and insurance businesses in South America.

Finally, the aggregate of Corporate Activities includes the rest of items that are not allocated to the business areas, as in previous years. These basically include the costs of head offices with a strictly corporate function, certain allocations to provisions such as early retirements and others also of a corporate nature. Corporate Activities also performs financial management functions for the Group as a whole; essentially management of asset and liability positions for interest rates in the euro-denominated balance sheet and for exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risk in currencies other than the euro is recorded in the corresponding business areas. Finally, it includes certain portfolios and assets, with their corresponding earnings or costs, whose management is not linked to relations with customers, such as Holdings in Industrial & Financial Companies and the Group’s real-estate assets in Spain, corresponding to holding services, resulting from purchases, or received as payment of debt.

The breakdown of the BBVA Group’s total assets by business segments as of June 30, 2012, and December 31, 2011 is as follows:

	Millions of Euros
Total Assets by Business Areas	June 2012	December 2011
Spain	307,910	311,987
Eurasia	52,872	53,354
Mexico	79,677	72,488
South America	71,768	63,444
The United States	59,518	57,207
Subtotal Assets by Business Areas	571,745	558,480
Corporate Activities	50,615	39,208
Total Assets BBVA Group	622,359	597,688

The net income and main earnings figures in the consolidated income statements for the six months ended June 30, 2012 and 2011 by business segment are as follows:

	Millions of Euros
Net Income attributed by Business Areas	June 2012	June 2011
Spain	(221)	896
Eurasia	576	447
Mexico	865	870
South America	703	526
The United States	245	180
Subtotal Business areas	2,168	2,919
Corporate Activities	(658)	(579)
Net Income attributed to parent company	1,510	2,340
Non-assigned income	-	-
Elimination of interim income (between segments)	-	-
Other gains (losses) (*)	322	246
Income tax and/or income from discontinued operations	272	558
Income before tax	2,104	3,144
(*) Net income attributed to non-controlling interests

7.	Risk management

Financial institutions that deal in financial instruments must assume or transfer one or more types of risk in their transactions. The main risks associated with financial instruments are:

—

Credit risk: This arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

—	Market risk: This is originated by the likelihood of losses in the value of the positions held as a result of changes in the market prices of financial instruments. It includes three types of risks:

–	Interest-rate risk: This arises from variations in market interest rates.

–	Currency risk: This is the risk resulting from variations in foreign-currency exchange rates.

–

Price risk: This is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on a specific market.

—

Liquidity risk: This arises from the possibility that a company cannot meet its payment commitments, or to do so must resort to borrowing funds under onerous conditions, or risking its image and the reputation of the entity.

Principles and policies

The aim of the Global Risk Management (GRM) function is to preserve the BBVA Group’s solvency, help define its strategy with respect to risk and assume and facilitate the development of its businesses. Its activity is governed by the following principles:

–	The risk management function is single, independent and global.

–

The risks assumed by the Group must be compatible with the capital adequacy target and must be identified, measured and assessed. Risk monitoring and management procedures and sound mechanisms of control and mitigation systems must likewise be in place.

–	All risks must be managed integrally during their life cycle, and be treated differently depending on their nature and with active portfolio management based on a common measure (economic capital).

–

It is each business area’s responsibility to propose and maintain its own risk profile, within its autonomy in the corporate action framework (defined as the set of risk control policies and procedures defined by the Group), using an appropriate risk infrastructure to control their risks.

–

The infrastructures created for risk control must be equipped with means (in terms of people, tools, databases, information systems and procedures) that are sufficient for their purpose, so that there is a clear definition of roles and responsibilities, thus ensuring efficient assignment of resources among the corporate area and the risk units in business areas.

In the light of these principles, the BBVA Group has developed an integrated risk management system that is structured around three main components: a corporate risk governance scheme (with suitable segregation of duties and responsibilities); a set of tools, circuits and procedures that constitute the various risk management regimes; and an internal control system that is appropriate to the nature and size of the risks assumed.

Corporate governance system

The BBVA Group has developed a system of corporate governance that is in line with the best international practices and adapted it to the requirements of the regulators in the country in which its different units operate.

With respect to the risks assumed by the Group, the Board of Directors of the Bank is responsible for establishing the general principles that define the risk objectives profile of the entities, approving the management policies for control and management of these risks and ensuring regular monitoring of the internal systems of risk information and control. The Board is supported in this function by the Standing Committee and the Risk Committee. The main mission of the latter is to assist the Board in carrying out its functions associated with risk control and management.

According to Article 39 of the Board Regulations, the Risk Committee is assigned the following duties for these purposes:

–	To analyze and evaluate proposals related to the Group’s risk management and oversight policies and strategies.

–	To monitor the extent to which the risks actually assumed match the established risk profiles.

–

To assess and approve, where applicable, any transactions whose size could compromise the Group’s capital adequacy or recurrent earnings, or that present significant potential operational or reputational risks.

–	To ensure that the Group possesses the means, systems, structures and resources in accordance with best practices to develop its risk management strategy.

The risk management and control function is distributed among the risk units within the business areas and the Corporate Risk Area, which defines global policy and strategies. The risk units in the business areas propose and manage the risk profiles within their area of autonomy, though they always respect the corporate framework for action.

The Corporate Risk Area combines a vision by risk type with a global vision. It is divided into five units, as follows:

–	Corporate Risk Management: Responsible for the management and control of credit, market, technical, structural, real estate and non-banking risks.

–	Validation & Control: Manages the internal control and operational risk systems, the internal validation of the measurement models and the acceptance of new risks.

–	Technology & Methodologies: Responsible for the management of the technological and methodological developments required for risk management in the Group.

–

Technical Secretariat: Undertakes technical tests of the proposals made to the Risk Management Committee and the Risk Committee; prepares and promotes the regulations applicable to social and environmental risk management.

This structure gives the Corporate Risk Area reasonable security with respect to:

–	integration, control and management of all the Group’s risks;

–	the application throughout the Group of standard principles, policies and metrics; and

–	the necessary knowledge of each geographical area and each business.

This organizational scheme is complemented by various committees, which include the following:

–

The Internal Control and Operational Risk Global Committee: Its task is to undertake a review at both Group and business unit level of the control environment and the effectiveness of the operational risk internal control and management systems; as well as to monitor and analyze the main operational risks the Group is subject to, including those that are cross-cutting in nature. This committee is therefore the highest operational risk management body in the Group.

–

The Global Risk Management Committee: This committee is made up of the risk managers from the risk units located in the business areas and the managers of the Corporate Risk Area units. Among its responsibilities are the following: establishing the Group’s risk strategy (especially as regards policies and structure of this function in the Group), presenting its proposal to the appropriate governing bodies for their approval, monitoring the management and control of risks in the Group and adopting any actions necessary.

–

The GRM Management Committee: Made up of the corporate directors of the Group’s risk unit and those responsible for risks in the different countries and business areas. It reviews the Group’s risk strategy and the general implementation of the main risk projects and initiatives in the business areas.

–

The Risk Management Committee: Its permanent members are the Global Risk Management director, the Corporate Risk Management director and the Technical Secretariat. The other committee members propose the operations that are analyzed in its working sessions. The committee analyzes and, if appropriate, authorizes, financial programs and operations within its scope and submits the proposals whose amounts exceed the set limits to the Risks Committee, when its opinion on them is favorable.

–

The Assets and Liabilities Committee (ALCO): The committee is responsible for actively managing structural interest rate and foreign exchange risk positions, global liquidity and the Group’s capital resources.

–

The Technology and Methodologies Committee: The committee decides on the effectiveness of the models and infrastructures developed to manage and control risks that are integrated in the business areas, within the framework of the operational model of Global Risk Management.

–

The New Products Committee: The committee’s functions are to assess and, if appropriate, to approve the characteristics of new products before they are put on the market; to undertake subsequent control and monitoring for newly authorized products; and to foster business in an orderly way to enable it to develop in a controlled environment.

Tools, circuits and procedures

The BBVA Group has an established integrated risk management system that meets the needs derived from different types of risk to which it is subject. It is set out in a number of manuals. These manuals provide the measuring tools for the acceptance, assessment and monitoring of risks, define the circuits and procedures applicable to operations by entities and the criteria for their management.

The BBVA Group’s main activities with respect to the management and control of its risks are as follows:

–	Calculation of exposure to risks of the different portfolios, taking into account any possible mitigating factors (guarantees, balance netting, collaterals, etc.).

–	Calculation of the probabilities of default (hereinafter, “PD”).

–	Estimation of the foreseeable losses in each portfolio, assigning a PD to new operations (rating and scoring).

–	Measurement of the risk values of the portfolios in different scenarios through historical simulations.

–	Establishment of limits to potential losses according to the different risks incurred.

–	Determination of the possible impacts of structural risks on the Group’s consolidated income statement.

–	Determination of limits and alerts to guarantee the Group’s liquidity.

–	Identification and quantification of operational risks by business lines to make their mitigation easier through the appropriate corrective actions.

–	Definition of the effective circuits and procedures to achieve established objectives, etc.

Internal control system

The BBVA Group’s internal control system is based on the best practices developed in “Enterprise Risk Management – Integrated Framework” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as well as in “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS).The Group’s system for internal control is therefore part of the Integral Risk Management Framework.

This is the system within the Group that involves its Board of Directors, management and its entire staff. It is designed to identify and manage risks facing the Group entities in such a way as to ensure that the business targets established by the Group’s management are met. The Integrated Risk Management Framework is made up of specialized units (Risks, Compliance, Global Accounting and Management Information, and Legal Services), and the Internal Control, Operational Risk and Internal Audit functions.

Among the principles underpinning the Internal Control system are the following:

–	Its core element is the “process.”

–

The form in which the risks are identified, assessed and mitigated must be unique for each process; and the systems, tools and information flows that support the internal control and operational risk activities must be unique, or at least be administered fully by a single unit.

–

The responsibility for internal control lies with the Group’s business units, and at a lower level, with each of the entities that make them up. Each business unit’s Internal Control and Operational Risk Management is responsible for implementing the system of control within its scope of responsibility and managing the existing risk by proposing any improvements to processes it considers appropriate.

–	Given that some business units have a global scope of responsibility, there are cross-cutting control functions which supplement the control mechanisms mentioned earlier.

–

The Internal Control and Operational Risk Committee in each business unit is responsible for approving suitable mitigation plans for each existing risk or weakness. This committee structure culminates at the Group’s Global Internal Control and Operational Risk Committee.

–	The specialized units promote policies and draw up internal regulations. It is the responsibility of the Corporate Risk Area to develop them further and apply them.

Risk concentrations

In the trading area, limits are approved each year by the Board of Directors’ Risk Committee on exposures to trading, structural interest rate, structural exchange rate, equity and liquidity; this applies both to the banking entities and to the asset management, pension and insurance businesses. These limits factor in many variables, including economic capital and earnings volatility criteria, and are reinforced with alert triggers and a stop-loss scheme.

In relation to credit risk, maximum exposure limits are set by customer and country; generic limits are also set for maximum exposure to specific operations or products. Limits are allocated based on iso-risk curves, determined as the sum of maximum foreseeable losses and economic capital, and its ratings-based equivalence in terms of gross nominal exposure.

There is a threshold in terms of a maximum risk concentration level of 10% of Group equity: up to this level the authorization of new risks requires in-depth knowledge of the client, and the markets and sectors in which it operates.

For retail portfolios, potential concentrations of risk in geographical areas or certain risk profiles are analyzed in relation to overall risk and earnings volatility; where appropriate, the mitigating measures considered most appropriate are established.

7.1	Credit risk

7.1.1    Maximum credit risk exposure

The BBVA Group’s maximum credit risk exposure by headings in the balance sheet as of June 30, 2012 and December 31, 2011, is given below. It does not recognize the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instrument and counterparties.

In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its gross accounting value, not including valuation adjustments (impairment losses, uncollected interest payments, derivatives and others), with the sole exception of trading and hedging derivatives.

The maximum exposure to credit risk on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

The information on trading and hedging derivatives set out in the next table is a better reflection of the maximum credit risk exposure than the amounts shown on the consolidated balance sheet because it does not only include the market value on the reporting date (the carrying amount only shows this figure); it also estimates the potential risk of these transactions on their due date.

However, credit risk originating from the derivatives with which the Group operates is mitigated through the contractual rights existing for offsetting accounts at the time of their settlement. This has reduced the Group’s exposure to credit risk to €37,318 million as of June 30, 2012 and €37,817 million as of December 31, 2011 (€24,019 million as of June 30, 2011).

		Millions of Euros
Maximum Credit Risk Exposure	Notes	June 2012	December 2011
Financial assets held for trading		25,557	20,975
Debt securities	10	25,557	20,975
Government		21,035	17,989
Credit institutions		2,632	1,882
Other sectors		1,890	1,104
Other financial assets designated at fair value through profit or loss		764	708
Debt securities	11	764	708
Government		143	129
Credit institutions		73	44
Other sectors		548	535
Available-for-sale financial assets		60,736	52,008
Debt securities	12	60,736	52,008
Government		38,216	35,801
Credit institutions		11,952	7,137
Other sectors		10,568	9,070
Loans and receivables		399,377	388,949
Loans and advances to credit institutions	13.1	28,676	26,013
Loans and advances to customers	13.2	367,130	359,855
Government		37,243	35,090
Agriculture		4,713	4,841
Industry		36,400	37,217
Real estate and construction		48,416	50,989
Trade and finance		58,401	55,748
Loans to individuals		144,500	139,063
Other		37,457	36,907
Debt securities	13.3	3,571	3,081
Government		2,166	2,128
Credit institutions		612	631
Other sectors		793	322
Held-to-maturity investments	14	10,156	10,955
Government		9,226	9,896
Credit institutions		375	451
Other sectors		555	608
Derivatives (trading and hedging)		60,066	58,683
Subtotal		556,656	532,278
Valuation adjustments		684	594
Total Financial Assets Risk		557,340	532,872

Financial guarantees (Bank guarantees, letter of credits,..)		40,897	39,904
Drawable by third parties		89,465	88,978
Government		2,187	3,143
Credit institutions		2,050	2,417
Other sectors		85,227	83,419
Other contingent commitments		7,683	4,787
Total Contingent Risks and Commitments	34	138,045	133,670

Total Maximum Credit Exposure		695,385	666,542

7.1.2    Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum exposure to credit risk is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires the prior verification of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

–	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds;

–

The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally,

–	Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collaterals are set out in the Internal Manuals on Credit Risk Management Policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collateral assigned in transactions with customers.

The methods used to value the collaterals are those of the best practices in the market and involve the use of appraisals in real-estate collateral, market price in stock-market collateral, trading value of shares in mutual funds, etc. All the collateral received must be properly instrumented and recorded in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

—	Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

—

Trading and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

The Group trades a wide range of credit derivatives. Through these contracts, the Group either purchases or sells protection on either a single-name or index basis. The Group uses credit derivatives to mitigate credit risk in its loan portfolio and other cash positions and to hedge risks assumed in other market transactions with clients and counterparties.

Credit derivatives can follow different settlement and payment conventions, all of which are in accordance with the International Swaps and Derivatives Association (ISDA) standards. The most common types of netting triggers include bankruptcy of the reference credit entity, acceleration of indebtedness, failure to pay, restructuring, repudiation and dissolution of the entity. Practically all the credit derivative portfolio is registered and matched against counterparties, given that over 99% of our credit derivative transactions are confirmed in the Depository Trust & Clearing Corporation (DTCC).

—

Other financial assets and liabilities designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

—	Loans and receivables:

–	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

–

Loans and advances to customers: Most of these operations are backed by personal guarantees extended by the counterparty. There may also be collateral to secure loans and advances to customers (such as mortgages, cash guarantees, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

–	Debt securities: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

—	Held-to-maturity investments: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

—	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

The Group’s collateralized credit risk as of June 30, 2012 and December 31, 2011, excluding balances deemed impaired, is broken down in the table below:

	Millions of Euros
Collateralized Credit Risk	June 2012	December 2011
Mortgage loans	130,152	130,703
Operating assets mortgage loans	4,210	3,732
Home mortgages	109,216	109,199
Rest of mortgages (1)	16,725	17,772
Secured loans, except mortgage	29,664	29,353
Cash guarantees	305	332
Secured loan (pledged securities)	557	590
Rest of secured loans (2)	28,802	28,431
Total	159,816	160,056
(1) Refers to loans which are secured with real estate properties (other than residential properties) in respect of which we provide financing to the borrower to buy or to construct such properties.
(2) Includes loans which collateral is cash, other financial assets or partial guarantees.

As of June 30, 2012, the average weighted amount of mortgages pending loan amortization was 52.4% of the collateral pledged (52% as of December 31, 2011).

7.1.3    Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its operations and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent information generated internally, which can basically be grouped together in scoring and rating models.

Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to whom a loan should be assigned, what amount should be assigned and what strategies can help establish the price, because it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction requested by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transaction. The advantage of scoring lies in its simplicity and homogeneity: all that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

There are three types of scoring, based on the information used and on its purpose:

–

Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score given.

–

Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

–

Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-grant new transactions.

Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers instead: companies, corporations, SMEs, public authorities, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on the one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

The main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach. Moreover, scorings only include objective variables, while ratings add qualitative information. And although both are based on statistical studies, adding a business view, rating tools give more weight to the business criterion compared to scoring tools.

For portfolios where the number of defaults is very low (sovereign risk, corporates, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA master rating scale.

Once the default probability of a transaction or customer has been calculated, a “business cycle adjustment” is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of June 30, 2012:

Internal rating	Probability of default (basic points)
Reduced List (17 groups)	Average	Minimum from >=	Maximum
AAA	1	-	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
C	2,122	1,061	4,243

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of the BBVA Group’s main entities as of June 30, 2012 and December 31, 2011:

	June 2012		December 2011
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%		Amount (Millions of Euros)%
AAA/AA+/AA/AA-	33,010	11.25%	47,047	18.42%
A+/A/A-	113,644	38.72%	94,192	36.88%
BBB+	33,628	11.46%	23,685	9.27%
BBB	29,390	10.01%	10,328	4.04%
BBB-	15,260	5.20%	10,128	3.97%
BB+	16,539	5.63%	12,595	4.93%
BB	11,349	3.87%	11,361	4.45%
BB-	12,512	4.26%	14,695	5.75%
B+	9,684	3.30%	10,554	4.13%
B	9,218	3.14%	11,126	4.36%
B-	6,534	2.23%	6,437	2.52%
CCC/CC	2,745	0.94%	3,266	1.28%
Total	293,513	100.00%	255,414	100.00%

These different levels and their probability of default were calculated by using as a reference the rating scales and default rates provided by the external agencies Standard & Poor’s and Moody’s. These calculations establish the levels of probability of default for the BBVA Group’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

7.1.4	Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, the BBVA Group maintains maximum permitted risk concentration indices updated at individual and portfolio sector levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

–	The aim is, as far as possible, to combine the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

–

Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the entity that assumes them), the markets, the macroeconomic situation, etc.

–

To undertake a proper management of risk concentration, and if necessary generate actions on such risks, a number of different levels of monitoring have been established according to the amount of global risks maintained with the same customer. Any risk concentrations with the same customer or group may generate losses of more than €18 million are authorized and monitored by the Risk Committee of the Bank’s Board of Directors. In terms of exposure, this amount is equivalent to 10% of the BBVA Group’s eligible capital for a customer with an AAA credit rating and 1% for a customer with a BB credit rating.

7.1.5	Sovereign risk exposure

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the Group’s Risk Area. Its basic functions involve the preparation of individual reports on the countries where sovereign risk exists (called “financial programs”), tracking such risks, assigning ratings to these countries and, in general, supporting the Group in terms of reporting requirements for any transactions involving sovereign risk. The risk policies established in the financial programs are approved by the relevant risk committees.

The country Risk Area also monitors countries on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The internal rating assignment methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations such as the International Monetary Fund (IMF) and the World Bank (WB), rating agencies and export credit organizations.

The table below provides a breakdown of exposure to financial instruments, as of June 30, 2012 and December 31, 2011, by type of counterparty and the country of residence of such counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan loss provisions:

	Millions of Euros
	June 2012
Risk Exposure by countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	57,827	11,095	173,522	242,444	48.9%
Turkey	4,097	361	10,036	14,493	2.9%
United Kingdom	125	7,849	5,102	13,076	2.6%
Italy	3,715	304	3,838	7,857	1.6%
Portugal	341	117	6,502	6,960	1.4%
France	883	5,359	4,481	10,723	2.2%
Germany	479	1,254	797	2,529	0.5%
Ireland	0	164	651	815	0.2%
Greece	28	0	94	122	0.0%
Rest of Europe	2,414	2,499	7,040	11,953	2.4%
Europe	69,910	29,001	212,063	310,974	62.7%
Mexico	25,860	4,997	34,637	65,494	13.2%
The United States	3,866	3,914	44,998	52,778	10.6%
Rest of countries	7,046	6,430	53,120	66,597	13.4%
Total Rest of Countries	36,773	15,341	132,756	184,869	37.3%
Total Exposure to Financial Instruments	106,683	44,342	344,818	495,843	100.0%

	Millions of Euros
	December 2011
Risk Exposure by countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	56,473	6,883	178,068	241,424	51.1%
Turkey	3,414	220	8,822	12,456	2.6%
United Kingdom	120	7,381	3,566	11,067	2.3%
Italy	4,301	492	4,704	9,497	2.0%
Portugal	279	829	6,715	7,824	1.7%
France	619	1,903	3,038	5,561	1.2%
Germany	592	1,048	911	2,551	0.5%
Ireland	7	183	212	401	0.1%
Greece	109	5	32	146	0.0%
Rest of Europe	739	4,419	6,072	11,230	2.4%
Europe	66,654	23,363	212,141	302,157	63.9%
Mexico	22,875	5,508	31,110	59,493	12.6%
The United States	3,501	3,485	42,589	49,576	10.5%
Rest of countries	7,281	3,803	50,563	61,647	13.0%
Total Rest of Countries	33,657	12,796	124,262	170,716	36.1%
Total Exposure to Financial Instruments	100,311	36,159	336,403	472,873	100.0%

(*)	In addition, as of June 30, 2012 and December 31, 2011, undrawn lines of credit, granted mainly to Spanish public authorities, amounted to €2,457 million and €3,525 million, respectively.

The exposure to sovereign risk set out in the above table is mainly due to positions in public debt securities in countries where the Group operators. It is used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as by the Group’s insurance companies for their pension and insurance commitments.

Sovereign risk exposure in Europe

The European sovereign debt crisis deepened in 2011. Contagion of the financial tension during the year extended, first, to countries in the European periphery; and subsequently, as doubts increased about the capacity of governments in the euro zone to resolve the crisis, to certain core countries in Europe with sounder finances.

With respect to the sovereign risk of European countries, despite the agreements reached at the European summits, sovereign debt markets continue to be subject to intense pressure.

As part of the exercise carried out by the European Banking Authority (EBA) (see Note 33) to assess the minimum capital levels of European banking groups, as defined in the European Union’s Capital Requirement Directive (CRD), certain information on the exposure of the Group’s credit institutions to European sovereign risk as of September 30, 2011 was published on December 8, 2011. The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of June 30, 2012 and December 31, 2011, by type of financial instrument and the country of residence of the counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan loss provisions.

	Millions of Euros
	June 2012
	Debt securities				Derivatives (2)
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held-for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total (2)	Contingent risks and commitme nts	%
Spain	5,179	14,075	6,479	28,582	221	-	54,536	2,457	88.8%
Italy	251	730	2,442	117	-	(21)	3,520	-	5.7%
France	533	62	250	-	-	(3)	841	-	1.4%
Germany	472	6	-	-	1	(1)	476	-	0.8%
Portugal	56	14	14	258	-	-	341	19	0.6%
United Kingdom	-	124	-	-	(8)	-	116	1	0.2%
Greece	-	-	13	15	-	-	28	-	0.0%
Hungary	-	57	-	-	-	-	57	-	0.1%
Ireland	-	-	-	-	(4)	0	(3)	-	0.0%
Rest of European Union	697	788	-	37	-	(3)	1,519	-	2.5%
Total Exposure to Sovereign Counterparties (European Union)	7,187	15,855	9,198	29,009	210	(28)	61,432	2,477	100.0%

(1)	This table shows just sovereign risk under EBA criteria. Therefore the risk of Group insurances companies (€3.888 million) is not included
(2)	Includes Credit Derivative Swaps (CDS), which are shown at their fair value

	Millions of Euros
	December 2011
	Debt securities				Derivatives (2)			Contingent risks and commitments	%
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held-to-Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total (2)

Spain	4,366	15,225	6,520	26,637	96	-	52,844	3,455	89.1%
Italy	350	634	2,956	184	-	(23)	4,101	-	6.9%
Germany	513	6	69	-	(3)	(2)	583	-	1.0%
France	338	12	254	-	-	(3)	601	-	1.0%
Portugal	39	11	13	216	-	(1)	278	65	0.5%
United Kingdom	-	120	-	-	(3)	-	117	1	0.2%
Greece	-	10	84	15	-	(8)	101	-	0.2%
Hungary	-	53	-	-	-	(0)	53	-	0.1%
Ireland	-	7	-	-	-	1	8	-	0.0%
Rest of European Union	155	351	-	130	-	2	638	4	1.1%
Total Exposure to Sovereign Counterparties (European Union)	5,761	16,429	9,896	27,182	89	(34)	59,323	3,525	100.0%

(1)	This table shows just sovereign risk under EBA criteria. Therefore the risk of Group insurances companies (€3,972 million) is not included
(2)	Includes Credit Derivative Swaps (CDS), which are shown at their fair value

The following table provides a breakdown of the notional value of the CDS in which the Group’s credit institutions act as sellers or buyers of protection against the sovereign risk of European countries:

	Millions of Euros
	June 2012
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	19	(1)	19	1
Italy	540	(63)	362	42
Germany	200	(4)	186	3
France	204	(6)	113	3
Portugal	92	(14)	92	14
United Kingdom	19	(1)	19	1
Greece	19	(1)	19	1
Hungary	2	(0)	-	-
Ireland	82	(4)	82	5
Rest of European Union	453	(31)	398	29
Total exposure to Sovereign Counterparties	1,630	(126)	1,289	98

	Millions of Euros
	December 2011
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	20	(2)	20	2
Italy	283	(61)	465	38
Germany	182	(6)	184	4
France	102	(6)	123	3
Portugal	85	(22)	93	21
United Kingdom	20	(2)	20	2
Greece	53	(33)	66	25
Hungary	-	-	2	-
Ireland	82	(9)	82	10
Rest of European Union	294	(29)	329	31

Total exposure to Sovereign Counterparties	1,119	(170)	1,382	136

The main counterparties of these CDS are credit institutions with a high credit quality. The CDS contracts are standard in the market, with the usual clauses covering the events that would trigger payouts.

As reflected in the tables reproduced above, our exposure to sovereign risk in Europe relates mainly to Spain and Italy. The table below provides a breakdown by maturity of the financial instruments of the total exposure faced by the Group’s credit institutions to these countries as of June 30, 2012 and December 31, 2011.

	Millions of Euros
	June 2012
	Debt securities				Derivatives
Maturities of sovereign risks European Union	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held-to-Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total	Contingent risks and commitments	%

Spain
Up to 1 Year	3,494	1,376	39	11,810	8	-	16,727	1,366	27.2%
1 to 5 Years	875	9,296	1,164	4,228	39	-	15,601	875	25.4%
Over 5 Years	810	3,403	5,276	12,544	174	-	22,207	216	36.1%
Italy
Up to 1 Year	68	15	4	29	-	-	116	-	0.2%
1 to 5 Years	82	18	1,863	13	-	(17)	1,959	-	3.2%
Over 5 Years	101	698	575	75	-	(4)	1,445	-	2.4%
Rest of Europe
Up to 1 Year	1,098	177	14	276	(2)	-	1,563	20	2.5%
1 to 5 Years	379	636	29	-	(3)	(5)	1,036	-	1.7%

Over 5 Years	280	237	234	34	(6)	(2)	777	-	1.3%
Total Exposure to European Union Sovereign Counterparties	7,187	15,855	9,198	29,009	210	(28)	61,431	2,477	100.0%

	Millions of Euros
	December 2011
	Debt securities				Derivatives
Maturities of sovereign risks European Union	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held-to-Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total	Contingent risks and commitments	%

Spain
Up to 1 Year	2,737	779	36	9,168	1	-	12,721	-	21.4%
1 to 5 Years	1,025	11,630	1,078	4,265	67	-	18,065	-	30.5%
Over 5 Years	604	2,816	5,406	13,204	27	-	22,057	-	37.2%
Italy
Up to 1 Year	172	22	3	89	-	-	286	-	0.5%
1 to 5 Years	73	34	2,378	20	-	(18)	2,487	-	4.2%
Over 5 Years	105	578	575	75	-	(4)	1,329	-	2.2%
Rest of Europe
Up to 1 Year	512	197	69	281	3	(1)	1,061	-	1.8%
1 to 5 Years	224	233	61	18	(1)	1	536	-	0.9%
Over 5 Years	309	140	290	62	(8)	(11)	782	-	1.3%
Total Exposure to European Union Sovereign Counterparties	5,761	16,429	9,896	27,182	89	(34)	59,324	-	100.0%

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the relevant portfolios and are detailed in Note 8 to these consolidated interim financial statements. They take into account the exceptional circumstances that have taken place over the last two years in connection with the sovereign debt crisis in Europe.

Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets (Level 1 as defined in Note 8), except for Greek sovereign debt securities.

In the case of sovereign debt securities issued by Greece, owing to the country’s economic situation and considering the various agreements reached at the summits of European leaders on the plan for restructuring Greek sovereign debt, in 2011 the Group recognized impairment losses on these assets for a total amount of €81 million, applying an expected loss of 50% of the nominal value of the Greek sovereign debt, irrespective of its maturity. This impairment has been estimated by considering the recommendations issued by the European Securities and Markets Authority (ESMA). These impairment losses were charged to our consolidated income statement for the year ended December 31, 2011.

In addition, in the six months ended June 30, 2012, the Group has recognized impairment losses on these securities for a total of €43 million, as the renegotiation agreements for the Greek debt included a 75% haircut on the nominal value.

Reclassification of securities between portfolios

Note 14 describes the reclassification carried out in the third quarter of 2011, in accordance with IFRS-7, amounting to €1,817 million in sovereign debt securities issued by Italy, Greece and Portugal from the heading “Available-for-sale financial assets” to the heading “Held-to-maturity investments” in the consolidated balance sheet.

7.1.6	Financial assets past due but not impaired

The table below provides details of financial assets past due as of June 30, 2012 and December 31, 2011 but not considered to be impaired, listed by their first past-due date:

	Millions of Euros
Financial Assets Past Due but Not Impaired June 2012	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	-	-	-
Loans and advances to customers	2,398	377	403
Government	186	39	37
Other sectors	2,212	338	366
Debt securities	-	-	-
Total	2,398	377	403

	Millions of Euros
Financial Assets Past Due but Not Impaired 2011	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	-	-	-
Loans and advances to customers	1,998	392	366
Government	186	47	23
Other sectors	1,812	345	343
Debt securities	-	-	-
Total	1,998	392	366

7.1.7	Impaired assets and impairment losses

The table below shows the composition of the impaired financial assets and risks as of June 30, 2012, and December 31, 2011, broken down by their heading in the accompanying consolidated balance sheet:

	Millions of Euros
Impaired Risks. Breakdown by Type of Asset and by Sector	June 2012	December 2011
Asset Instruments Impaired
Available-for-sale financial assets	95	125
Debt securities	95	125
Loans and receivables	16,279	15,685
Loans and advances to credit institutions	26	28
Loans and advances to customers	16,243	15,647
Debt securities	10	10
Total Asset Instruments Impaired (1)	16,374	15,810
Contingent Risks Impaired
Contingent Risks Impaired (2)	238	219
Total impaired risks (1) + (2)	16,612	16,029
Of which:
Government	151	135
Credit institutions	74	84
Other sectors	16,149	15,590
Mortgage	9,917	9,639
With partial secured loans	160	83
Rest (*)	6,072	5,868
Contingent Risks Impaired	238	219
Total impaired risks (1) + (2)	16,612	16,029

(*)	The ‘Rest’ line item in table above mainly includes unsecured customers’ commercial and consumer loans, overdrafts, commercial credit, credit accounts, and credit cards.

The changes in the six months ended June 30, 2012 and 2011 in the impaired financial assets and contingent risks are as follows:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	June 2012	June 2011
Balance at the beginning	16,029	15,936
Additions (A)	6,809	6,517
Decreases (B) (*)	(4,004)	(4,366)
Net additions (A)+(B)	2,805	2,151
Transfers to write-off	(2,127)	(2,079)
Exchange differences and other	(95)	33
Balance at the end	16,612	16,041

(*)	The ‘Decreases’ line item in table above mainly includes cash collections and return to performing, foreclosed assets (Note 16) and real estate assets received in lieu of payment (Note 22).

Below are details of the impaired financial assets as of June 30, 2012 and December 31, 2011, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past- Due Amount June 2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	5,271	1,178	1,069	4,669	12,187
Rest of Europe	236	44	52	234	565
Mexico	953	118	160	337	1,568
South America	700	59	49	94	902
The United States	1,005	26	17	103	1,150
Rest of the world	-	-	-	1	1
Total	8,164	1,425	1,347	5,438	16,374

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past- Due Amount 2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	4,640	1,198	1,187	4,482	11,507
Rest of Europe	217	38	41	235	531
Mexico	809	141	130	199	1,280
South America	767	66	38	109	980
The United States	634	211	117	549	1,511
Rest of the world	-	-	1	1	1
Total	7,068	1,653	1,514	5,572	15,810

Below are details of the impaired financial assets as of June 30, 2012 and December 31, 2011, classified by type of loan in accordance with its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount June 2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	4,134	485	329	1,349	6,297
Mortgage	3,870	940	1,018	4,089	9,917
Residential mortgage	1,360	328	325	1,352	3,365
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	734	152	214	731	1,831
Other than those currently use as a family residential property of the borrower	590	251	151	724	1,716
Plots and other real estate assets	1,186	209	328	1,282	3,005
Other partially secured loans	160	-	-	-	160
Others	-	-	-	-	-
Total	8,164	1,425	1,347	5,438	16,374

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	3,414	598	534	1,541	6,087
Mortgage	3,570	1,055	979	4,033	9,639
Residential mortgage	1,080	390	357	1,373	3,200
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	630	210	160	795	1,795
Rest of residential mortgage	490	138	167	659	1,454
Plots and other real estate assets	1,370	317	295	1,206	3,188
Other partially secured loans	83	-	-	-	83
Others	-	-	-	-	-

Total	7,067	1,653	1,513	5,574	15,810

Below is the accumulated financial income accrued as of June 30, 2012 and December 31, 2011 with origin in the impaired assets that, as mentioned above in Note 2.2.1, are not recognized in the accompanying consolidated income statements as there are doubts as to the possibility of collection:

	Millions of Euros
	June 2012	December 2011
Financial Income from Impaired Assets	2,021	1,908

As of June 30, 2012 and December 31, 2011, the non-performing loan and coverage ratios (see Appendix XII: Glossary) of the transactions registered under the “Loans and advances to customers” and “Contingent risk” headings of the accompanying consolidated balance sheets were:

	Percentage (%)
BBVA Group Ratios	June 2012	December 2011
NPA ratio	4.0	4.0
NPA coverage ratio	66	61

7.1.8	Impairment losses

Below is a breakdown of the provisions recorded on the accompanying consolidated balance sheets to cover estimated impairment losses as of June 30, 2012 and December 31, 2011 in financial assets and contingent risks, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

		Millions of Euros
Impairment losses and provisions for contingent risks	Notes	June 2012	December 2011
Available-for-sale portfolio	12	384	569
Loans and receivables	13	10,559	9,469
Loans and advances to customers	13.2	10,513	9,410
Loans and advances to credit institutions	13.1	34	47
Debt securities	13.3	12	12
Held to maturity investment	14	1	1
Impairment losses		10,944	10,039
Provisions for Contingent Risks and Commitments	25	320	291
Total		11,264	10,330
Of which:
For impaired portfolio		8,144	7,058
For currently non-impaired portfolio		3,120	3,272

Below are the changes in the six months ended June 30, 2012 and 2011 in the estimated impairment losses, broken down by the headings in the accompanying consolidated balance sheet:

	Millions of Euros
Changes in the Impairment Losses	June 2012	December 2011
Balance at the beginning	10,330	10,356
Increase in impairment losses charged to income	4,514	6,121
Decrease in impairment losses charged to income	(1,086)	(1,574)
Transfer to written-off loans, exchange differences and other	(2,494)	(4,573)
Balance at the end	11,264	10,330
Of which:
For impaired portfolio	8,144	7,058
For currently non-impaired portfolio	3,120	3,272

The changes in the six months ended June 30, 2012 and 2011 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter “write-offs”) is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	June 2012	June 2011
Balance at the beginning	15,871	13,367
Increase:	2,222	2,425
Decrease:	(832)	(855)
Re-financing or restructuring	(2)	(1)
Cash recovery	(160)	(143)
Foreclosed assets	(61)	(11)
Sales of written-off	(227)	(90)
Debt forgiveness	(324)	(463)
Expiry and other causes	(58)	(147)
Net exchange differences	222	(142)
Balance at the end	17,483	14,795

As indicated in Note 2.2.1, although they have been derecognized from the balance sheet, the BBVA Group continues to attempt to collect on these write-offs, until the rights to receive them are fully extinguished, either because it is time-barred debt, the debt is forgiven, or other reasons.

7.2	Market risk

As well as the most common market risks (mentioned earlier), other market risks have to be considered for the administration of certain positions: credit spread risk, basis risk, volatility and correlation risk.

Value at Risk (VaR) is the basic measure to manage and control the BBVA Group’s market risks. It estimates the maximum loss, with a given confidence level, that can be produced in market positions of a portfolio within a given time horizon. VaR is calculated in the Group at a 99% confidence level and a 1-day time horizon.

BBVA and BBVA Bancomer have received approval from the Bank of Spain to use a model developed by the BBVA Group to calculate bank capital requirements for market risk. This model estimates VaR in accordance with the “historical simulation” methodology, which consists of estimating the losses or gains that would have been produced in the current portfolio if the changes in market conditions occurring over a specific period of time were repeated. Using this information, it infers the maximum foreseeable loss in the current portfolio with a determined level of confidence. It presents the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumption of specific probability distribution. The historical period used in this model is two years.

In addition, the Bank follows the guidelines set out by Spanish and European authorities regarding other metrics to meet the Bank of Spain’s regulatory requirements. The new measurements of market risk for the trading portfolio include the calculation of stressed VaR (which quantifies the level of risk in extreme historical situations) and the quantification of default risks and downgrading of credit ratings of bonds and credit portfolio derivatives.

The limit structure of the BBVA Group’s market risk determines a system of VaR and economic capital limits by market risk for each business unit, with specific ad-hoc sub-limits by type of risk, activity and trading desk.

Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). In addition, BBVA Research (the BBVA Group’s Research Department) carries out stress analysis by simulating historical crisis scenarios and evaluating the impacts resulting from profound market alterations.

Trends in market risk

The changes in the BBVA Group’s market risk in the last six months of 2011 and the first six months of 2012, measured as VaR without smoothing (see Appendix XII), with a 99% confidence level and a 1-day horizon are as follows:

The average VaR in the six months ended June 30, 2012 was €22 million, compared with €24 million in 2011. The number of risk factors currently used to measure portfolio risk is around 2,200. This number is dynamic and varies according to the possibility of doing business with other underlying assets and markets.

As of June 30, 2012 and December 31, 2011, VaR amounted to €20 million and €18 million, respectively. These figures can be broken down as follows:

	Millions of Euros
VaR by Risk Factor	June 2012	December 2011
Interest/Spread risk	21	27
Currency risk	5	3
Stock-market risk	2	7
Vega/Correlation risk	10	4
Diversification effect(*)	(18)	(23)
Total	20	18
VaR medium in the period	22	24
VaR max in the period	29	36
VaR min in the period	18	16

(*) The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

The stress testing is carried out using historical crisis scenarios: The base historical scenario is the collapse of Lehman Brothers in 2008.

Economic crisis scenarios are also prepared ad hoc for each of the BBVA Group’s treasuries and updated monthly. The most significant market risk positions are identified for these scenarios, and an assessment is made of the impact that movements of market variables may have on them. The economic scenarios are established and analyzed by the Market Stress Committee.

BBVA continues to work on improving and enriching the information provided by the stress exercises. It prepares scenarios that are capable of detecting the possible combinations of impacts on market variables that may significantly affect the result of trading portfolios, thus completing the information provided by VaR and the historic scenarios and operating as an alert indicator that complements the normal policies of risk measurement and control.

By type of market risk assumed by the Group’s trading portfolio, as of June 30, 2012, the main risks were interest-rate and credit spread risks, which fell by €5.3 million on the figure for December 31, 2011. Currency risk and volatility and correlation risk increased by €1.7 million and €5.8 million respectively. Equity risk fell by €5.0 million.

The average daily change in VaR in the six months ended June 30, 2012 on 2011 is basically due to Global Market Europe reducing its average risk by 14% in the first half of 2012 (with an average daily VaR of €13.7 million). Global Market Bancomer and Global Market South America increased their average risk by 7% and 21% respectively (with an average daily VaR in the six months ended June 30, 2012 of €4.9 million and €3.5 million respectively).

The internal market risk model is validated periodically by back testing. In the six months ended June 30, 2012, portfolio losses in BBVA and Bancomer were never greater than daily VaR, and there were no exceptions in the tests used for the Basel model. This is why no significant changes have been made either to the methodology of measurement, nor to the parameters of the current measurement model.

Structural interest-rate risk

The aim of on-balance-sheet interest rate risk management is to maintain the BBVA Group’s exposure to market interest-rate fluctuations at levels in keeping with its risk strategy and profile. In pursuance of this, the Assets and Liabilities Committee (ALCO) undertakes active balance sheet management through operations intended to optimize the levels of risk borne according to expected earnings and respect the maximum levels of accepted risk.

ALCO uses the interest-rate risk measurements performed by the Risk Area. Acting as an independent unit, the Risk Area periodically quantifies the impact that a variation of 100 basis points in market interest rates would have on the BBVA Group’s net interest income and economic value.

In addition, the Group performs probability calculations that determine the economic capital (maximum loss of economic value) and risk margin (maximum estimated loss of net interest income) originating from structural interest rate risk in banking activity (excluding the Treasury area), based on interest rate curve simulation models. The Group regularly performs stress tests and sensitivity analyses to complement its assessment of its interest-rate risk profile.

All these risk measurements are subsequently analyzed and monitored. The levels of risk assumed and the degree of compliance with the limits authorized by the Executive Committee are reported to the various managing bodies of the BBVA Group.

Below are the average interest-rate risk exposure levels in terms of sensitivity of the main financial institutions in the BBVA Group in the first half of 2012:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to interest-rate analysis - June 2012	100 Basis- Point Increase	100 Basis- Point Decrease	100 Basis- Point Increase	100 Basis- Point Decrease
Europe	-4.02%	5.69%	0.62%	-0.84%
BBVA Bancomer	2.24%	-2.24%	-0.32%	0.50%
BBVA Compass	4.78%	-4.63%	3.44%	-8.50%
BBVA Puerto Rico	3.13%	-3.17%	0.14%	0.29%
BBVA Chile	-1.78%	1.75%	-10.92%	9.83%
BBVA Colombia	1.82%	-1.84%	0.33%	-0.71%
BBVA Banco Continental	1.33%	-1.51%	-5.03%	4.83%
BBVA Banco Provincial	2.14%	-2.02%	0.35%	-0.42%
BBVA Banco Francés	0.90%	-0.91%	-1.10%	1.12%
BBVA Group	0.55%	-0.06%	0.50%	-1.30%

(*) Percentage relating to “1 year” net Interest margin forecast in each unit.
(**) Percentage relating to each unit’s Equity

As part of the measurement process, the BBVA Group has established the assumptions regarding the movement and behavior of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates. They enable specific balances to be classified into trend-based balances (long-term) and seasonal or volatile balances (short-term residual maturity).

Structural currency risk

Structural currency risk is basically caused by exposure to variations in currency exchange rates that arise in the BBVA Group’s foreign subsidiaries and the provision of funds to foreign branches financed in a different currency to that of the investment.

ALCO is the body responsible for arranging hedging transactions to limit the capital impact of fluctuations in exchange rates, based on their projected trend, and to guarantee the equivalent euro value of the foreign currency earnings expected to be obtained from these investments.

Structural currency risk management is based on the measurements performed by the Risk Area. These measurements use an exchange-rate scenario simulation model which quantifies possible changes in value for a given confidence interval and a pre-established time horizon. The Standing Committee authorizes the system of limits and alerts for these risk measurements, which include a sub-limit on the economic capital (an unexpected loss arising from the currency risk of investments financed in foreign currency).

In the six months ended June 30, 2012, the average asset exposure sensitivity to a 1% depreciation in exchange rates stood at €176 million, with 34% in the Mexican peso, 25% in South American currencies, 22% in Asian and Turkish currencies, and 17% in the US dollar.

Structural equity risk

The BBVA Group’s exposure to structural equity risk is basically derived from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares stood at €32 million as of June 30, 2012, and its impact on consolidated earnings for the year is estimated at €2.3 million. These figures are estimated taking into account the exposure in shares valued at market prices, or if not applicable, at fair value (except for the positions in the Treasury Area portfolios) and the net delta-equivalent positions in options on their underlying.

The Risk Area is responsible for measuring and effectively monitoring structural risk in the equity portfolio. To do so, it estimates the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the companies making up the Group’s equity portfolio, at a confidence level that corresponds to the institution’s target rating, and taking into account the liquidity of the positions and the statistical performance of the assets under consideration. These figures are supplemented by periodic stress tests, back-testing and scenario analyses.

7.3	Liquidity risk

The aim of liquidity risk management, tracking and control is to ensure, in the short term, that the payment commitments of the BBVA Group entities can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the entities. In the medium term the aim is to ensure that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes.

Management of liquidity and structural finance within the BBVA Group is based on the principle of financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk.

The management and monitoring of liquidity risk is carried out comprehensively in each of the BBVA Group’s business units using a double (short and long-term) approach. The short-term liquidity approach has a time horizon of up to 366 days. It is focused on the management of payments and collections from the Treasury and market activity, and includes operations specific to the area and the Bank’s possible liquidity requirements. The medium-term approach is focused on financial management of the whole consolidated balance sheet, with a time horizon of one year or more.

The ALCO within each management unit is responsible for the comprehensive management of liquidity. The Financial Management unit, as part of the Financial Division, analyzes the implications of the Bank’s various projects in terms of finance and liquidity and its compatibility with the target financing structure and the situation of the financial markets. The Financial Management unit executes the resolutions agreed by ALCO in accordance with the agreed budgets and manages liquidity risk using a broad scheme of limits, sub-limits and alerts approved by the Standing Committee. The Risk Area measures and controls these limits independently and provides the managers with support tools and metrics needed for decision-making.

Each of the local risk areas, which are independent from the local managers, complies with the corporative principles of liquidity risk control established by GRM, the Global Unit in charge of Structural Risks for the entire BBVA Group.

At the level of each BBVA Group entity, the managing areas request and propose a scheme of quantitative and qualitative limits and alerts related to short and medium term liquidity risks. Once agreed with GRM, controls and limits are proposed to the Bank’s Board of Directors (through its delegate bodies), for approval at least once a year. The proposals submitted by GRM are adapted to the situation of the markets according to the risk tolerance level aimed for by the Group.

The development of a new Liquidity and Finance Manual demanded strict adjustment of liquidity risk management in terms of limits, sub-limits and alerts, as well as in procedures. In accordance with the manual, GRM carries out regular measurements of risk incurred and monitors the consumption of limits. It develops management tools and adapts valuation models, carries out regular stress tests and reports on the liquidity risk levels to ALCO and the Group’s Management Committee on a monthly basis. Its reports to the management areas and GRM Management Committee are more frequent.

Under the current Contingency Plan, the frequency of communication and the nature of information provided is decided by the Liquidity Committee at the proposal of the Technical Liquidity Group (TLG).In the event of any alert or possible crisis, the TLG carries out an initial analysis of the liquidity situation (short or long term) of the entity affected.

The TLG is made up of technical staff from the Short-Term Cash Desk and the Financial Management and Structural Risk areas. If the alert signals established make clear that a critical situation has arisen, the TLG informs the Liquidity Committee (made up of managers of the corresponding areas). The Liquidity Committee is responsible for calling the Financing Committee, if appropriate, which is made up of BBVA’s President and COO and the managers from the Financial Area, the Risk Area, Global Business and the Business Area of the country affected.

One of the most significant aspects that have affected the BBVA Group in 2011 and the first half of 2012 was the continuation of the sovereign debt crisis, which started in 2010. The role played by official bodies in the euro zone and the ECB have been key in ensuring liquidity in the European banking system.

Given this situation, the regulators have established new requirements with the aim of strengthening the balance sheets of banks and making them more resistant to potential short-term liquidity shocks. The Liquidity Coverage Ratio (LCR) is the metric proposed by the Bank Supervisory Committee of the Bank for International Settlements in Basel to achieve this objective. It aims to ensure that financial institutions have a sufficient stock of liquid assets to allow them to survive a 30-day liquidity stress scenario. According to the most recent document published by the Basel Committee on Bank Supervision in December 2010, this ratio will remain subject to revision by the regulating bodies until mid-2013, and it will be incorporated as a regulatory requirement on January 1, 2015, though it must be reported on a quarterly basis to supervisory bodies since December 2010.

In order to increase the weight of medium and long-term funding on the banks’ balance sheets, the regulators have defined a new long-term funding ratio (over 12 months) called the Net Stable Funding Ratio (NSFR).It will be under review until mid-2016 and become a regulatory requirement starting on January 1, 2018.

Although the precise definition of these new ratios has still not been decided, the BBVA Group has outlined a plan to adapt to them. This will allow it to adopt best practices and the most effective and strict criteria for their implementation sufficiently in advance.

7.4	Risk concentrations

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
Risks by Geographical Areas June 2012	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	14,429	36,442	15,677	4,807	3,647	3,790	78,791
Loans and advances to customers	-	-	-	141	-	-	141
Debt securities	5,820	2,696	13,104	576	2,680	681	25,557
Equity instruments	945	267	466	68	195	214	2,155
Derivatives	7,664	33,479	2,107	4,022	771	2,895	50,939
Other financial assets designated at fair value through profit or loss	257	371	1,707	532	503	-	3,370
Loans and advances to credit institutions	-	22	-	-	-	-	22
Debt securities	149	44	42	528	-	-	764
Equity instruments	108	305	1,665	4	503	-	2,584
Available-for-sale portfolio	26,889	11,982	9,050	8,807	6,911	1,063	64,701
Debt securities	23,951	11,748	8,994	8,207	6,832	1,005	60,736
Equity instruments	2,937	235	56	600	79	58	3,966
Loans and receivables	212,679	44,790	45,306	41,330	48,050	7,223	399,378
Loans and advances to credit institutions	4,230	13,456	3,796	3,119	2,328	1,747	28,676
Loans and advances to customers	207,266	30,776	41,509	37,373	44,736	5,471	367,130
Debt securities	1,183	558	-	838	987	6	3,571
Held-to-maturity investments	7,272	2,886	-	-	-	-	10,157
Hedging derivatives	332	3,521	231	215	9	29	4,339

Total Risk in Financial Assets	261,856	99,992	71,971	55,691	59,120	12,106	560,736
Contingent risks and commitments
Contingent risks	16,028	12,888	1,301	3,787	5,333	1,560	40,897
Contingent commitments	28,009	23,462	13,363	23,231	6,887	2,195	97,147

Total Contingent Risk	44,036	36,350	14,664	27,018	12,220	3,755	138,044

Total Risks in Financial Instruments	305,893	136,342	86,635	82,709	71,340	15,861	698,779

	Millions of Euros
Risks by Geographical Areas December 2011	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	12,958	33,305	11,675	4,672	5,452	2,539	70,603
Debt securities	5,075	2,068	10,933	565	2,030	305	20,975
Equity instruments	662	363	741	69	125	238	2,198
Derivatives	7,221	30,874	2	4,039	3,297	1,996	47,430
Other financial assets designated at fair value through profit or loss	234	311	1,470	509	454	-	2,977
Debt securities	117	77	6	508	1	-	708
Equity instruments	117	234	1,464	1	453	-	2,269
Available-for-sale portfolio	26,546	8,895	7,825	8,151	5,164	656	57,237
Debt securities	22,371	8,685	7,764	7,518	5,068	602	52,008
Equity instruments	4,175	210	61	633	96	54	5,229
Loans and receivables	203,348	44,305	42,489	44,625	46,479	7,704	388,949
Loans and advances to credit institutions	3,034	11,531	4,877	2,712	2,197	1,663	26,013
Loans and advances to customers	198,948	32,445	37,612	41,222	43,592	6,035	359,855
Debt securities	1,365	328	-	692	690	6	3,081
Held-to-maturity investments	7,373	3,582	-	-	-	-	10,955

Hedging derivatives	395	3,493	485	253	16	56	4,698

Total Risk in Financial Assets	250,854	93,890	63,943	58,210	57,565	10,955	535,419
Contingent risks and commitments
Contingent risks	16,175	12,289	1,098	4,056	4,733	1,554	39,904
Contingent commitments	30,848	21,506	11,929	22,002	6,192	1,288	93,767

Total Contingent Risk	47,023	33,795	13,027	26,058	10,925	2,842	133,669

Total Risks in Financial Instruments	297,877	127,685	76,970	84,268	68,490	13,797	669,088

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix IX.

7.5	Residual maturity

Below is a breakdown by contractual maturity of the balances of certain headings in the accompanying consolidated balance sheets, disregarding any valuation adjustments or impairment losses:

	Millions of Euros
Contractual Maturities June 2012	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	20,675	1,610	798	391	531	-	24,005
Loans and advances to credit institutions	2,433	7,877	2,515	7,136	6,680	2,057	28,698
Loans and advances to customers	19,370	36,807	24,283	53,630	91,305	141,876	367,271
Debt securities	46	1,212	3,827	13,396	40,618	31,529	90,628
Derivatives (trading and hedging)	-	1,559	1,522	4,839	16,745	30,612	55,277
Liabilities -
Deposits from central banks	1	22,909	2,373	124	29,045	450	54,902
Deposits from credit institutions	2,939	25,790	8,815	11,792	11,458	3,642	64,435
Deposits from customers	125,858	60,059	18,179	38,008	22,954	8,039	273,097
Debt certificates (including bonds)	1	1,904	3,770	16,241	43,116	9,739	74,771
Subordinated liabilities	-	30	1	970	2,735	7,060	10,796
Other financial liabilities	4,677	1,600	362	699	797	1,616	9,751
Short positions (*)	-	2,417	13	-	-	3,338	5,768
Derivatives (trading and hedging)	-	1,262	1,464	4,580	16,277	30,183	53,766

			Millions of Euros
Contractual Maturities 2011	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	28,066	1,444	660	330	426	-	30,927
Loans and advances to credit institutions	2,771	7,551	1,393	3,723	7,608	2,967	26,013
Loans and advances to customers	18,021	38,741	22,887	45,818	93,138	141,251	359,855
Debt securities	842	2,297	2,761	8,025	39,603	34,199	87,727
Derivatives (trading and hedging)	-	1,798	1,877	4,704	16,234	27,368	51,981
Liabilities -
Deposits from central banks	3	19,463	2,629	-	11,040	1	33,136
Deposits from credit institutions	2,202	27,266	4,374	5,571	15,964	3,669	59,047
Deposits from customers	116,924	69,738	17,114	41,397	28,960	6,861	280,994
Debt certificates (including bonds)	-	2,032	1,880	11,361	45,904	17,144	78,321
Subordinated liabilities	-	-	110	38	4,893	9,500	14,541
Other financial liabilities	5,015	1,283	355	490	1,254	1,307	9,704
Short positions (*)	-	1,446	2	-	-	3,163	4,611
Derivatives (trading and hedging)	-	1,687	1,636	5,232	15,533	25,313	49,401

(*) The maturities of the ‘Short positions’ line items refer to the maturities of underlying securities.

8.	Fair value of financial instruments

The fair value of a financial asset or a liability on a given date is the amount for which it could be exchanged or settled, respectively, on that date between two knowledgeable, willing parties in an arm’s length transaction under market conditions. The most objective and common reference for the fair value of a financial asset or a liability is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments; or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not coincide exactly with the price for which the asset or liability could be exchanged or settled on the date of its measurement.

The fair value of the financial derivatives included in the held for trading portfolios is assimilated to their daily quoted price if there is an active market for these financial instruments. If for any reason their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used in over-the-counter (“OTC”) markets.

The fair value of OTC derivatives (“present value” or “theoretical price”) is equal to the sum of future cash flows arising from the instrument, discounted at the measurement date; these derivatives are valued using methods recognized by international financial markets: the “net present value” (NPV) method, option price calculation models, etc.

Determining the fair value of financial instruments

Below is a comparison of the carrying amount of the Group’s financial assets and liabilities in the accompanying consolidated balance sheets and their respective fair values:

		Millions of Euros
		June 2012		December 2011
Fair Value and Carrying Amount	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS-
Cash and balances with central banks	9	24,011	24,011	30,939	30,939
Financial assets held for trading	10	78,792	78,792	70,602	70,602
Other financial assets designated at fair value through profit or loss	11	3,371	3,371	2,977	2,977
Available-for-sale financial assets	12	65,834	65,834	58,144	58,144
Loans and receivables	13	390,654	401,529	381,076	389,204
Held-to-maturity investments	14	10,157	9,144	10,955	10,190
Fair value changes of the hedges items in portfolio hedges of interest rate risk	15	197	197	146	146
Hedging derivatives	15	4,339	4,339	4,552	4,552
LIABILITIES-
Financial assets held for trading	10	56,296	56,296	51,303	51,303
Other financial liabilities designated at fair value through profit or loss	11	2,105	2,105	1,825	1,825
Financial liabilities at amortized cost	23	491,717	477,547	479,904	473,886
Fair value changes of the hedged items in portfolio hedges of interest rate risk.	15	-	-	-	-
Hedging derivatives	15	3,239	3,239	2,710	2,710

In the case of financial instruments whose carrying amount is not the same as their theoretical fair value, the fair value has been calculated in the following manner:

–	The fair value of “Cash and balances with central banks” has been considered equivalent to its carrying amount, because they are mainly short-term balances.

–	The fair value of “Held-to-maturity investments” is equivalent to their quoted price in active markets.

–

The fair values of “Loans and receivables” and “Financial liabilities at amortized cost” have been estimated by discounting estimated future cash flows using the market interest rates prevailing at each year-end.

–

The “Fair value changes of the hedged items in portfolio hedges of interest-rate risk” item in the accompanying consolidated balance sheets registers the difference between the carrying amount of the hedged deposits lent, registered under “Loans and Receivables,” and the fair value calculated using internal models and observable variables of market data (see Note 15).

For financial instruments whose carrying amount is equivalent to their fair value, the measurement processes used are set forth below:

–

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and linked to active markets. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

–	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

–

Level 3: Measurement using techniques, where some of the inputs are not taken from market observable data. As of June 30, 2012, the affected instruments accounted for approximately 0.64% of financial assets and 0.08% of the Group’s financial liabilities. Model selection and validation was undertaken by control areas outside the market units.

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

	Millions of Euros
		June 2012			December 2011
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	27,680	50,541	571	22,986	46,915	700
Loans and advances to customers		141	-	-	-	-	-
Debt securities		24,478	664	415	19,731	793	451
Equity instruments		1,966	122	66	2,033	97	68
Trading derivatives		1,094	49,755	90	1,222	46,025	182
Other financial assets designated at fair value through profit or loss	11	2,627	744	-	2,358	619	-
Loans and advances to credit institutions		-	23	-	-	-	-
Debt securities		700	63	-	647	61	-
Equity instruments		1,927	657	-	1,711	558	-
Available-for-sale financial assets	12	45,362	19,542	397	41,286	15,249	1,067
Debt securities		42,181	19,317	370	37,286	15,025	602
Equity instruments		3,181	226	28	4,000	224	465
Hedging derivatives	15	-	4,339	-	289	4,263	-
LIABILITIES-
Financial liabilities held for trading	10	6,943	49,320	33	5,813	45,467	23
Trading derivatives		1,188	49,306	33	1,202	45,467	23
Short positions		5,755	13	-	4,611	-	-
Other financial liabilities designated at fair value through profit or loss	11	-	2,105	-	-	1,825	-
Hedging derivatives	15	84	3,138	17	-	2,710	-

The heading “Available-for-sale-financial assets” in the accompanying consolidated balance sheets as of June 30, 2012 and December 31, 2011, additionally includes €532 million and €541 million, respectively, accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost.”

The following table sets forth the main measurement techniques, hypotheses and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of June 30, 2012:

Financial Instruments Level 2	Measurement techniques	Main assumptions	Main inputs used	June 2012 Fair value (millions of euros)

¡ Debt securities	Present-value method.

Calculation of the present value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:

—  the estimate of prepayment rates;

—  the issuer credit risk; and

—  current market interest rates.

—  Net Asset Value (NAV) published recurrently, but not more frequently than every quarter.

			— Risk premiums. — Observable market interest rates	Trading portfolio
				Debt securities	664
				Equity instruments	122

				Other financial assets designated at fair value through profit or loss
¡ Equity instruments				Debt securities	63
				Equity instruments	657

				Available-for-sale financial assets
				Loans and advances to credit institutions	23
				Debt securities	19,317
				Equity instruments	226

				Other financial liabilities designated at fair value through profit or loss	2,105
¡ Derivatives	Analytic/semi-analytic formulae

For share, currency, inflation or commodity derivatives:

—  The Black-Scholes assumptions take into account possible convexity adjustments

For interest rate derivatives:

—  Black-Scholes assumptions apply a lognormal process for forward rates and consider possible convexity adjustments.

For share, inflation, currency

or commodity derivatives:

—  Forward structure of
the underlying asset.

—  Volatility of options.

—  Observable
correlations between underlying
assets.

For interest-rate

derivatives:

—  The term structure of interest
rates.

—  Volatility of underlying
asset.

For credit derivatives:

—  Credit default swap
(CDS) prices.

—  Historical CDS
volatility.

				Assets
				Trading derivatives	49,755
				Hedging Derivatives	4,339
	For share, currency or commodity derivatives: — Monte Carlo simulations.	Local volatility model: assumes a constant diffusion of the underlying asset with the volatility depending on the value of the underlying asset and the term.		Liabilities
	For interest-rate derivatives: — Black-Derman-Toy Model, Libor Market Model and SABR. — HW 1 factor	This model assumes that: — The forward rates in the term structure of the interest rate curve are perfectly correlated.		Trading derivatives	49,306
	For credit derivatives: — Diffusion models.	These models assume a constant diffusion of default intensity.		Hedging Derivatives	3,138

Financial Instruments Level 3	Measurement techniques	Main assumptions	Main unobservable inputs	June 2012 Fair value (millions of euros)

¡ Debt securities	¡ Present-valuemethod. ¡ “Timedefault” model for financial instruments in the collateralized debt obligations (CDOs) family.

Calculation of the present value of financial instruments as the present value of future cash flows (discounted at market interest rates), taking into account:

—  Estimate of prepayment rates;

—  Issuer credit risk; and

—  Current market interest rates.

In the case of measurement of asset-backed securities (ABSs), future prepayments are calculated on the conditional prepayment rates that the issuers themselves provide

The time-to-default model is used to measure default

probability . One of the main variables used

is the correlation of defaults extrapolated from several index tranches (ITRA00 and CDX) with the underlying portfolio of our CDOs.

			— Prepayment rates — Default correlation — Credit spread (1)	Trading portfolio
				Debt securities	415
				Equity instruments	66
				Available-for-sale financial assets
				Debt securities	370
¡ Equity instruments	— Present-value method.	Net asset value (NAV) for hedge fund and for equity instruments listed in thin or less active markets.	— Credit spread (1) — NAV supplied by the fund manager or issuer of the securities.	Equity instruments	28
	For interest-rate curve options: — Present-value method. — “Libor Market” model.

The “Libor Market” model models the complete term structure

of the interest-rate curve, assuming a constant elasticity of variance

(CEV) lognormal process. The CEV

lognormal process is used to measure the presence of a volatility shift.

			— Correlation decay.(2)	Assets
¡ Trading derivatives	For equity and exchange-rate options: — Monte Carlo simulations — Numerical integration — Heston	The options are measured through generally accepted valuation models, to which the observed implied volatility is added.	— Vol-of-Vol (3) — Reversion factor (4) — Volatility Spot Correlation (5)	Trading derivatives	90
				Liabilities
	— Credit baskets	These models assume a constant diffusion of default intensity.	— Default correlation. — Historical CDS volatility	Trading derivatives Hedging Derivatives	33 17
(1)

Credit spread: The spread between the interest rate of a risk-free asset (e.g. Treasury securities) and the interest rate of any other security that is identical in every respect except for quality rating. Spreads are considered as Level 3 inputs when referring to illiquid securities, based on spreads of similar issuers.

(2)	Correlation decay: This is the factor that allows us to calculate changes in correlation between the different pairs of forward rates.
(3)	Vol-of-Vol: Volatility of implied volatility. This is a statistical measure of the changes of the spot volatility.
(4)	Reversion Factor: The speed with which volatility reverts to its natural value.
(5)	Volatility- Spot Correlation: A statistical measure of the linear relationship (correlation) between the spot price of a security and its volatility.

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Financial Assets Level 3 Changes in the Period	June 2012		June 2011
	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	1,767	23	1,469	25
Valuation adjustments recognized in the income statement (*)	(49)	6	(24)	(9)
Valuation adjustments not recognized in the income statement	(5)	-	1	-
Acquisitions, disposals and liquidations	(657)	21	(59)	9
Net transfers to Level 3	(94)	-	52	-
Exchange differences	6	-	(24)	(2)
Exchange differences	968	50	1,415	23
(*) Profit or loss that are attributable to gains or losses relating to those assets and liabilities held at the end of the reporting period

The financial instruments transferred between the different levels of measurement in the six months ended June 30, 2012 are at the following amounts in the accompanying consolidated balance sheets as of June 30, 2012:

Millions of Euros
	From:	Level I		Level 2		Level 3
Transfer between levels	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level2
ASSETS
Financial assets held for trading		-	-	-	-	-	-
Available-for-sale financial assets		127	-	172	2	-	90
LIABILITIES-
As of June 30, 2012, the effect on the consolidated income and consolidated equity of changing the main hypotheses used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest (most favorable hypotheses) or lowest (least favorable) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypotheses	Least Favorable Hypotheses	Most Favorable Hypotheses	Least Favorable Hypotheses
ASSETS
Financial assets held for trading	18	(57)	-	-
Available-for-sale financial assets	-	-	10	(12)
LIABILITIES-
Financial liabilities held for trading	4	(4)	-	-
Total	22	(61)	10	(12)

Loans and financial liabilities at fair value through profit or loss

As of June 30, 2012, and December 31, 2011, there were no loans or financial liabilities at fair value other than those recognized under the headings “Other financial assets designated at fair value through profit or loss” and “Other financial liabilities designated at fair value through profit or loss” in the accompanying consolidated balance sheets.

Financial instruments at cost

As of June 30, 2012 and December 31, 2011, equity instruments, derivatives with these equity instruments as underlying, and certain discretionary profit-sharing arrangements in some companies, were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they are not traded in organized markets and thus their unobservable inputs are significant. On the above dates, the balance of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €532 million and €541 million, respectively.

The table below outlines the financial assets and liabilities carried at cost that were sold in the six months ended June 30, 2012 and 2011:

	Millions of Euros
Sales of financial instruments at cost	June 2012	June 2011
Amount of Sale	12	4
Carrying Amount at Sale Date	8	2
Gains/Losses	4	2

9.	Cash and balances with central banks

The breakdown of the balance under the headings “Cash and balances with central banks” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Cash and Balances with Central Banks	Notes	June 2012	December 2011
Cash		4,011	4,611
Balances at the Central Banks		19,598	25,821
Reverse repurchase agreements	37	396	495
Accrued interests		6	12
Total		24,011	30,939

		Millions of Euros
Deposits from Central Banks	Notes	June 2012	December 2011
Deposits from Central Banks		37,772	23,937
Repurchase agreements	37	17,130	9,199
Accrued interest until expiration		126	11
Total	23	55,028	33,147

10.	Financial assets and liabilities held for trading

10.1	Breakdown of the balance

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	June 2012	December 2011
ASSETS-
Loans and advances to credit institutions	-	-
Loans and advances to customers	141	-
Debt securities	25,557	20,975
Equity instruments	2,155	2,198
Trading derivatives	50,939	47,429
Total	78,792	70,602
LIABILITIES-
Trading derivatives	50,528	46,692
Short positions	5,768	4,611
Total	56,296	51,303

10.2	Debt securities

The breakdown by type of instrument of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Securities Held-for-Trading Breakdown by type of instrument	June 2012	December 2011
Issued by Central Banks	377	402
Spanish government bonds	5,074	4,324
Foreign government bonds	15,584	13,263
Issued by Spanish financial institutions	412	566
Issued by foreign financial institutions	2,220	1,316
Other debt securities	1,890	1,104
Total	25,557	20,975

10.3	Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Equity Instruments Held-for-Trading Breakdown by Issuer	June 2012	December 2011
Shares of Spanish companies
Credit institutions	64	62
Other sectors	881	600
Subtotal	945	662
Shares of foreign companies
Credit institutions	55	128
Other sectors	1,155	1,408
Subtotal	1,210	1,536
Total	2,155	2,198

10.4	Trading derivatives

The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of normal business activity. As of June 30, 2012 and December 31, 2011, trading derivatives were principally contracted in over-the-counter (OTC) markets, with credit entities not resident in Spain as the main counterparties, and related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value of outstanding financial trading derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types

	Millions of Euros
Outstanding Financial Trading Derivatives - June 2012	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	1	2	5	(0)	-	-	-	8
Options	(9)	0	(278)	7	1	-	1	(277)
Other products	-	-	-	-	-	-	-	-
Subtotal	(8)	3	(272)	7	1	-	1	(269)

OTC markets
Credit institutions
Forward transactions	(731)	-	-	-	-	-	-	(731)
Future rate agreements (FRAs)	-	(241)	-	-	-	-	-	(241)
Swaps	59	(3,562)	160	1	15	-	(0)	(3,328)
Options	(85)	(294)	(75)	(1)	(9)	-	3	(462)
Other products	(0)	12	-	-	-	(122)	-	(110)
Subtotal	(758)	(4,084)	85	(1)	6	(122)	2	(4,872)

Other financial institutions
Forward transactions	48	-	-	-	-	-	-	48
Future rate agreements (FRAs)	-	(18)	-	-	-	-	-	(18)
Swaps	-	1,217	(54)	-	(1)	-	0	1,163
Options	3	(162)	(3)	-	-	-	-	(162)
Other products	-	-	-	-	-	199	-	199
Subtotal	51	1,037	(57)	-	(1)	199	0	1,230

Other sectors
Forward transactions	428	-	-	-	-	-	-	428
Future rate agreements (FRAs)	-	342	-	-	-	-	-	342
Swaps	25	2,740	293	-	(5)	-	-	3,053
Options	(86)	74	522	(10)	0	-	(8)	492
Other products	(0)	8	-	(1)	-	(0)	-	7
Subtotal	367	3,165	814	(10)	(5)	(0)	(8)	4,322

Subtotal	(340)	119	842	(11)	0	76	(6)	680

Total	(348)	121	569	(4)	2	76	(5)	411

Of which:

Asset Trading Derivatives	7,964	37,067	4,421	32	157	1,275	22	50,939

Liability Trading Derivatives	(8,313)	(36,946)	(3,852)	(36)	(155)	(1,199)	(27)	(50,527)

				Millions of Euros
Outstanding Financial Trading Derivatives December 2011	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total

Organized markets
Financial futures	1	2	7	-	-	-	-	10
Options	(11)	(0)	(147)	5	(9)	-	-	(162)
Other products	-	-	-	-	-	-	-	-
Subtotal	(10)	2	(140)	5	(9)	-	-	(152)

OTC markets
Credit institutions
Forward transactions	(178)	-	-	-	-	-	-	(178)
Future rate agreements (FRAs)	-	(220)	-	-	-	-	-	(220)
Swaps	(333)	(3,988)	67	1	40	-	-	(4,212)
Options	105	605	(747)	-	-	-	1	(36)
Other products	-	11	-	-	-	(432)	-	(421)
Subtotal	(406)	(3,592)	(680)	1	40	(432)	1	(5,068)

Other financial institutions
Forward transactions	(7)	-	-	-	-	-	-	(7)
Future rate agreements (FRAs)	-	(21)	-	-	-	-	-	(21)
Swaps	-	1,460	12	-	(2)	-	-	1,470
Options	9	(177)	(64)	-	-	-	-	(232)
Other products	-	-	-	-	-	577	-	577
Subtotal	2	1,262	(52)	-	(2)	577	-	1,787

Other sectors
Forward transactions	392	-	-	-	-	-	-	392
Future rate agreements (FRAs)	-	311	-	-	-	-	-	311
Swaps	41	2,553	409	-	40	-	-	3,043
Options	(69)	164	330	-	-	-	9	434
Other products	-	8	-	-	-	(18)	-	(10)
Subtotal	364	3,036	739	-	40	(18)	9	4,170

Subtotal	(40)	706	7	1	78	127	10	889

Total	(50)	708	(133)	6	69	127	10	737

Of which:

Asset Trading Derivatives	8,966	32,858	3,178	45	284	2,064	34	47,429

Liability Trading Derivatives	(9,016)	(32,150)	(3,311)	(39)	(215)	(1,937)	(24)	(46,692)

11.	Other financial assets and liabilities at fair value through profit or loss

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Financial Assets Designated at Fair Value through Profit or Loss. Breakdown by Type of Instruments	June 2012	December 2011
ASSETS-
Loans and advances to credit institutions	23	-
Debt securities	764	708
Unit-linked products	106	113
Other securities	658	595
Equity instruments	2,584	2,269
Unit-linked products	1,918	1,677
Other securities	666	592
Total	3,371	2,977
LIABILITIES-
Other financial liabilities	2,105	1,825
Unit-linked products	2,105	1,825
Total	2,105	1,825

12.	Available-for-sale financial assets

12.1	Breakdown of the balance

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Available-for-Sale Financial Assets	June 2012	December 2011
Debt securities	61,981	53,050
Impairment losses	(113)	(136)
Subtotal	61,868	52,914
Equity instruments	4,237	5,663
Impairment losses	(271)	(433)
Subtotal	3,966	5,230
Total	65,834	58,144

12.2	Debt securities

The breakdown of the balance under the heading “Debt securities”, broken down by the nature of the financial instruments, is as follows:

		Millions of Euros

Debt Securities Available-for-Sale June 2012	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value

Domestic Debt Securities

Spanish Government and other government agency debt securities	19,584	37	(1,749)	17,872

Other debt securities	7,580	49	(225)	7,404

Issue by Central Banks	-	-	-	-
Issue by credit institutions	6,325	14	(128)	6,211
Issue by other issuers	1,255	35	(97)	1,193

Subtotal	27,164	86	(1,974)	25,276

Foreign Debt Securities

Mexico	8,561	625	(24)	9,162

Mexican Government and other government agency debt securities	7,768	530	(23)	8,275

Other debt securities	793	95	(1)	887
Issue by Central Banks	-	-	-	-
Issue by credit institutions	317	54	(1)	370
Issue by other issuers	476	41	-	517

The United States	7,963	274	(98)	8,139

Government securities	627	24	(9)	642

US Treasury and other US Government agencies	198	-	(9)	189
States and political subdivisions	429	24	-	453

Other debt securities	7,336	250	(89)	7,497

Issue by Central Banks	-	-	-	-
Issue by credit institutions	549	96	(2)	643
Issue by other issuers	6,787	154	(87)	6,854

Other countries	19,849	331	(889)	19,291

Other foreign governments and other government agency debt securities	11,076	200	(619)	10,657

Other debt securities	8,773	131	(270)	8,634

Issue by Central Banks	2,014	-	(2)	2,012
Issue by credit institutions	4,895	97	(187)	4,805
Issue by other issuers	1,864	34	(81)	1,817
Subtotal	36,373	1,230	(1,011)	36,592
Total	63,537	1,316	(2,985)	61,868

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros

Debt Securities Available-for-Sale December 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value

Domestic Debt Securities

Spanish Government and other government agency debt securities	20,597	58	(1,384)	19,271

Other debt securities	4,426	125	(300)	4,251

Issue by Central Banks	-	-	-	-
Issue by credit institutions	3,307	80	(247)	3,140
Issue by other issuers	1,119	45	(53)	1,111
Subtotal	25,023	183	(1,684)	23,522
Foreign Debt Securities
Mexico	4,815	176	-	4,991

Mexican Government and other government agency debt securities	4,742	164	-	4,906

Other debt securities	73	12	-	85

Issue by Central Banks	-	-	-	-
Issue by credit institutions	59	11	-	70
Issue by other issuers	14	1	-	15

The United States	7,355	243	(235)	7,363

Government securities	996	36	(12)	1,020
US Treasury and other US Government agencies	487	8	(12)	483
States and political subdivisions	509	28	-	537

Other debt securities	6,359	207	(223)	6,343

Issue by Central Banks	-	-	-	-
Issue by credit institutions	631	22	(36)	617
Issue by other issuers	5,728	185	(187)	5,726

Other countries	17,403	619	(984)	17,038

Other foreign governments and other government agency debt securities	11,617	345	(666)	11,296

Other debt securities	5,786	274	(318)	5,742

Issue by Central Banks	849	6	-	855
Issue by credit institutions	3,080	184	(266)	2,998
Issue by other issuers	1,857	84	(52)	1,889
Subtotal	29,573	1,038	(1,219)	29,392
Total	54,596	1,221	(2,903)	52,914

12.3	Equity instruments

The breakdown of the balance under the heading “Equity instruments” as of June 30, 2012 and December 31, 2011 is as follows:

	Millions of Euros

Equity Instruments Available-for-Sale June 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,323	58	(347)	3,034
Credit institutions	2	-	-	2
Other entities	3,321	58	(347)	3,032
Listed foreign company shares	376	8	(75)	309
United States	46	-	(9)	37
Mexico	-	-	-	-
Other countries	330	8	(66)	272
Subtotal	3,699	66	(422)	3,343
Unlisted equity instruments
Unlisted Spanish company shares	26	-	-	26
Credit institutions	-	-	-	-
Other entities	26	-	-	26
Unlisted foreign companies shares	591	7	(1)	597
United States	525	-	-	525
Mexico	3	-	-	3
Other countries	63	7	(1)	69
Subtotal	617	7	(1)	623
Total	4,316	73	(423)	3,966

	Millions of Euros

Equity Instruments Available-for-Sale December 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value

Equity instruments listed
Listed Spanish company shares	3,802	468	(2)	4,268
Credit institutions	2	-	-	2
Other entities	3,800	468	(2)	4,266
Listed foreign company shares	361	5	(91)	275
United States	41	-	(12)	29
Mexico	-	-	-	-
Other countries	320	5	(79)	246
Subtotal	4,163	473	(93)	4,543
Unlisted equity instruments
Unlisted Spanish company shares	36	-	-	36
Credit institutions	1	-	-	1
Other entities	35	-	-	35
Unlisted foreign companies shares	638	13	-	651
United States	560	2	-	562
Mexico	1	-	-	1
Other countries	77	11	-	88
Subtotal	674	13	-	687
Total	4,837	486	(93)	5,230

12.4	Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros

Changes in Valuation Adjustments - Available-for-Sale Financial Assets	June 2012	December 2011

Balance at the beginning	(682)	333
Valuation gains and losses	(1,506)	(1,349)
Income tax	283	264
Amounts transferred to income	23	70

Balance at the end	(1,882)	(682)
Of which:
Debt securities	(1,717)	(1,027)
Equity instruments	(165)	345

The losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” in the consolidated income statement for the six months ended June 30, 2012 correspond mainly to Spanish government debt securities.

As of June 30, 2012, of the losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” and originating in debt securities, some 21.5% were generated over more than twelve months. However, no impairment has been estimated, as following an analysis of these unrealized losses it can be concluded that they were temporary, because: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to comply with his payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the debt securities.

The losses recognized under the heading “Impairment losses on financial assets (net) – Available-for-sale financial assets” in the accompanying consolidated income statement amounted to €27 million and €8 million in the six months ended June 30, 2012 and 2011, respectively (see Note 49).

13.	Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Receivables	Notes	June 2012	December 2011
Loans and advances to credit institutions	13.1	28,763	26,107
Loans and advances to customers	13.2	358,332	351,900
Debt securities	13.3	3,559	3,069
Total		390,654	381,076

13.1	Loans and advances to credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Credit Institutions	Notes	June 2012	December 2011
Reciprocal accounts		129	78
Deposits with agreed maturity		8,222	8,389
Demand deposits		2,116	2,731
Other accounts		10,677	9,026
Reverse repurchase agreements	37	7,532	5,788
Total gross	7.1.1	28,676	26,012
Valuation adjustments		87	95
Impairment losses	7.1.8	(34)	(47)
Accrued interests and fees		123	143
Hedging derivatives and others		(2)	(1)
Total net		28,763	26,107

13.2	Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Customers	Notes	June 2012	December 2011
Mortgage secured loans		130,152	130,703
Other secured loans		29,664	29,353
Other loans		121,143	118,650
Credit accounts		16,186	14,980
Commercial credit		10,883	13,152
Receivable on demand and other		15,648	13,070
Credit cards		11,203	10,179
Finance leases		7,920	8,127
Reverse repurchase agreements	37	6,962	4,827
Financial paper		1,126	1,166
Impaired assets	7.1.7	16,243	15,647
Total gross	7.1.	367,130	359,855
Valuation adjustments		(8,798)	(7,954)
Impairment losses	7.1.8	(10,513)	(9,410)
Accrued interests and fees		557	453
Hedging derivatives and others		1,158	1,003
Total net		358,332	351,900

As of June 30, 2012, 32% of “Loans and advances to customers” with a maturity greater than one year were concluded with fixed interest rates and 68% with variable interest.

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain mortgage loans that, as mentioned in Note 35 and pursuant to the Mortgage Market Act, are considered a suitable guarantee for the issue of long-term mortgage covered bonds (see Appendix X). This heading also includes some loans that have been securitized and not derecognized from the consolidated balance sheets (see Note 2.2.2). The amounts recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

	Millions of Euros
Securitized Loans	June 2012	December 2011
Securitized mortgage assets	33,007	33,163
Other securitized assets	6,185	7,004
Commercial and industrial loans	3,222	3,344
Finance leases	493	594
Loans to individuals	2,359	2,942
Rest	111	124
Total	39,192	40,168
Of which:
Liabilities associated to assets retained on the balance sheet (*)	6,646	7,510
(*)These liabilities are recognized under “Financial liabilities at amortized cost - Debt securities” in the accompanying consolidated balance sheets (Note 23.3).

Other securitized loans were derecognized from the accompanying consolidated balance sheets, as the Group did not retain any attendant risks or benefits, as specified below:

	Millions of Euros
Derecognized Securitized Loans	June 2012	December 2011
Securitized mortgage assets	14	7
Other securitized assets	107	128
Total	121	135

13.3	Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Debt securities	Notes	June 2012	December 2011
Government		2,166	2,128
Credit institutions		612	631
Other sectors		793	322
Total gross	7.1	3,571	3,081
Valuation adjustments	7.1.8	(12)	(12)
Total net		3,559	3,069

14.	Held-to-maturity investments

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Held-to-Maturity Investments June 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,479	–	(909)	5,570
Other domestic debt securities	792	–	(62)	730
Issue by credit institutions	234	–	(16)	218
Issue by other issuers	558	–	(46)	512
Subtotal	7,271	–	(971)	6,300
Foreign Debt Securities
Government and other government agency debt securities	2,746	19	(57)	2,708
Other debt securities	140	4	(8)	136
Subtotal	2,886	23	(65)	2,844
Total	10,157	23	(1,036)	9,144

	Millions of Euros
Held-to-Maturity Investments 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,520	1	(461)	6,060
Other domestic debt securities	853	–	(65)	788
Issue by credit institutions	255	–	(11)	244
Issue by other issuers	598	–	(54)	544
Subtotal	7,373	1	(526)	6,848
Foreign Debt Securities
Government and other government agency debt securities	3,376	9	(236)	3,149
Other debt securities	206	3	(16)	193
Subtotal	3,582	12	(252)	3,342
Total	10,955	13	(778)	10,190

The foreign securities held by the Group as of June 30, 2012 and December 31, 2011 as held-to-maturity investments portfolio correspond basically to European issuers.

After analyzing the unrealized losses, it was decided that, with the exception of those recognized for Greece’s sovereign debt, the rest were temporary, as the interest payment dates of all the securities have been satisfied; and because there is no evidence that the issuer will not continue to comply with the payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the debt securities.

The following is a summary of the gross changes in the six months ended June 30, 2012 and 2011 under this heading in the accompanying consolidated balance sheets:

		Millions of Euros
Held-to-Maturity Investments Changes on the Period	Notes	June 2012	June 2011
Balance at the beginning		10,956	9,946
Acquisitions		–	–
Reclassifications		–	–
Redemptions and others		(798)	(611)
Balance at the end		10,158	9,335
Impairment	7.1.8	(1)	(1)
Total		10,157	9,334

In the third quarter of 2011, some debt securities amounting to €1,817 million were reclassified from “Available-for-sale financial assets” to “Held-to-maturity investments,” as the intention of the Group had changed with respect to some of the sovereign debt securities due to the current market situation (see Note 7.1.5).

Information about the fair value and carrying amounts of these reclassified financial assets is given here:

	Millions of Euros
	As of Reclassification date		As of June 30, 2012
Debt Securities reclassified to “Held to Maturity Investments”	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Italy sovereign debt	1,739	1,739	1,757	1,729
Greece sovereign debt	56	56	–	–
Portugal sovereign debt	22	22	14	14
Total	1,817	1,817	1,771	1,743

The following table presents the amount recognized in the six months ended June 30, 2012 income statement from the valuation at amortized cost of the reclassified financial assets, as well as the impact that would be recognized on the income statement and under the heading “Total Equity - Valuation adjustments”, as of June 30, 2012, if the reclassification was not performed.

	Millions of Euros
	Recognized in	Effect of not Reclassifying
Effect on Income Statement and Other Comprehensive Income	Income Statement	Income Statement	Equity “Valuation Adjustments”
Italy sovereign debt	(9)	–	77
Greece sovereign debt	–	–	–
Portugal sovereign debt	(1)	–	1

Total	(10)	–	78

15.	Hedging derivatives (receivable and payable) and Fair-value changes of the hedged items in portfolio hedges of interest-rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Hedging derivatives and Fair value changes of the hedged items in portfolio hedges of interest rate risk	June 2012	December 2011
ASSETS-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	197	146
Hedging derivatives	4,339	4,552
LIABILITIES-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	–	–
Hedging derivatives	3,239	2,710

As of June 30, 2012, and December 31, 2011, the main positions hedged by the Group and the derivatives assigned to hedge those positions were:

—	Fair value hedge:

–	Available-for-sale fixed-interest debt securities: This risk is hedged using interest-rate derivatives (fixed-variable swaps).

–	Long-term fixed-interest debt securities issued by the Group: This risk is hedged using interest-rate derivatives (fixed-variable swaps).

–	Available-for-sale equity instruments: This risk is hedged using equity swaps.

–	Fixed-interest loans: This risk is hedged using interest-rate derivatives (fixed-variable swaps).

–

Fixed-interest deposit portfolio hedges: This risk is hedged using fixed-variable swaps and interest-rate options. The valuation of the deposit hedges corresponding to interest-rate risk is recognized under the heading “Changes in the fair value of the hedged items in the portfolio hedges of interest-rate risk.”

—	Cash-flow hedges: Most of the hedged items are floating interest-rate loans. This risk is hedged using foreign-exchange and interest-rate swaps.

—

Net foreign-currency investment hedges: The risks hedged are foreign-currency investments in the Group’s subsidiaries based abroad. This risk is hedged mainly with foreign-exchange options and forward currency purchases.

Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type June 2012	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	9	921	18	2	950
Of which: Macro hedge	–	(344)	–	–	(344)
Cash flow hedge	(116)	117	–	–	1
Net investment in a foreign operation hedge	1	–	–	–	1
Subtotal	(106)	1,038	18	2	952
Other financial Institutions	–	–	–	–	–
Fair value hedge	–	192	–	–	192
Of which: Macro hedge	–	(58)	–	–	(58)
Cash flow hedge	(10)	(3)	–	–	(13)
Net investment in a foreign operation hedge	–	–	–	–	–
Subtotal	(10)	189	–	–	179
Other sectors	–	–	–	–	–
Fair value hedge	(8)	(4)	(1)	(1)	(14)
Of which: Macro hedge	–	(12)	–	–	(12)
Cash flow hedge	–	(17)	–	–	(17)
Net investment in a foreign operation hedge	–	–	–	–	–
Subtotal	(8)	(21)	(1)	(1)	(31)
Total	(124)	1,206	17	1	1,100
Of which:
Asset Hedging Derivatives	18	4,272	47	2	4,339
Liability Hedging Derivatives	(142)	(3,066)	(30)	(1)	(3,239)

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2011	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	–	1,679	27	3	1,709
Of which: Macro hedge	–	(331)	–	–	(331)
Cash flow hedge	(45)	89	–	–	44
Net investment in a foreign operation hedge	(2)	–	–	–	(2)
Subtotal	(47)	1,767	27	3	1,751
Other financial Institutions
Fair value hedge	–	93	–	–	93
Of which: Macro hedge	–	(41)	–	–	(41)
Cash flow hedge	(2)	–	–	–	(2)
Net investment in a foreign operation hedge	–	–	–	–	–
Subtotal	(2)	93	–	–	91
Other sectors
Fair value hedge	–	17	(1)	–	16
Of which: Macro hedge	–	(6)	–	–	(6)
Cash flow hedge	–	(16)	–	–	(16)
Net investment in a foreign operation hedge	–	–	–	–	–
Subtotal	–	1	(1)	–	–
Total	(49)	1,861	26	3	1,842
Of which:
Asset Hedging Derivatives	34	4,474	41	3	4,552
Liability Hedging Derivatives	(83)	(2,612)	(15)	–	(2,710)

The cash flow forecasts for the coming years for cash flow hedging recognized on the consolidated balance sheet as of June 30, 2012 are:

	Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	67	210	712	1,089	2,078
Payable cash outflows	43	205	618	1,007	1,873

The above cash flows will have an impact on the consolidated income statements until 2049.

In the six months ended June 30, 2012, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized as equity. The amounts previously recognized in equity from cash flow hedges that were reclassified in the six months ended June 30, 2011 and included in the consolidated income statement, either under the heading “Gains or losses of financial assets and liabilities (net) or under the heading “Exchange differences (net)” totaled €28 million.

The amount of derivatives designated as accounting hedges that did not pass the effectiveness test in the six months ended June 30, 2012 is specified in Note 44.

16.	Non-current assets held for sale and liabilities associated with non-current assets held for sale

The composition of the balance under the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-Current Assets Held-for-Sale and Liabilities Associated [Breakdown by type of Asset]	June 2012	December 2011
Puerto Rico business sale agreement - Assets (note 3)	4,024	-
Other assets from:
Property, plants and equipment	204	195
Buildings for own use	127	130
Operating leases	77	65
Foreclosures and recoveries	2,392	2,191
Foreclosures	2,250	2,048
Recoveries from financial leases	142	143
Accrued amortization (*)	(66)	(60)
Impairment losses	(279)	(236)
Total Non-Current Assets Held-for-Sale	6,275	2,090

Puerto Rico business sale agreement - Liabilities (note 3)	3,633	-
Liabilities associated with non-current assets held for sale	3,633	-
(*) Until classified as non-current assets held for sale

17.	Investments in entities accounted for using the equity method

The breakdown of the balances of “Investments in entities accounted for using the equity method” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	June 2012	December 2011
Associate entities	6,324	5,567
Jointly controlled entities	280	276
Total	6,604	5,843

17.1	Associates

The following table shows the carrying amount of the most significant of the Group’s investments in associates:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	June 2012	December 2011
CITIC Group	5,779	5,387
Metrovacesa (*)	347	-
Tubos Reunidos, S.A.	55	51
BBVA Elcano Empresarial II, S.C.R.R.S., S.A.	25	23
BBVA Elcano Empresarial, S.C.R.R.S., S.A.	25	23
Rest of associate	93	83
Total	6,324	5,567
(*) As of December 31, 2011 this stake was recorded in the line item
“Available-for-sale financial assets- Equity instruments”.

Appendix IV shows the details of the associates as of June 30, 2012.

The following table shows the gross changes in the six months ended June 30, 2012 and in 2011 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Associates Entities. Changes in the Year Breakdown of Goodwill	June 2012	December 2011
Balance at the beginning	5,567	4,247
Acquisitions and capital increases (*)	-	425
Disposals	(4)	(20)
Transfers and others	761	915
Balance at the end	6,324	5,567
Of which:
Goodwill	1,734	1,700
CITIC Group	1,730	1,696
Rest	4	4
(*) In 2011, capital increase on CNCB at which the Group attended to maintain their percentage of participation, with a payment of €425 million.

The changes in 2011 in the entry “Acquisitions and capital increases” in the above table correspond to the capital increase made by the Group in CNCB to maintain its percentage stake, at a cost of €425 million. The changes in the entry “Transfers and other” correspond mainly to the CNCB earnings, together with the positive movements in exchange rates.

Agreement with the CITIC Group

The BBVA Group’s investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (CIFH) and China Citic Bank Corporation Limited (CNCB). As of June 30, 2012, BBVA had a 29.68% holding in CIFH and 15% in CNCB.

The BBVA Group has several agreements with the CITIC Group that are considered of strategic importance for both: for BBVA, as financial activity could be developed in continental China through this alliance and, for CNCB, as it allows CITIC to develop its international business. The BBVA Group has the status of “sole strategic investor” in CNCB.

17.2	Investments in jointly-controlled entities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Jointly Controlled Entities	June 2012	December 2011
Corporación IBV Participaciones Empresariales S.A.	82	78
Occidental Hoteles Management, S.L.	67	68
Fideicomiso F/403853-5 BBVA Bancomer SºS ZIBAT	22	20
I+D Mexico, S.A.	12	16
Fideicomiso F/70413 Mirasierra	13	12
Fideicomiso F/402770-2 Alamar	11	10
Fideicomiso F/403112-6 Dos lagos	10	10
Altitude Software SGPS, S.A.	11	10
Las Pedrazas Golf, S.L.	7	7
Rest	45	45
Total	280	276
Of which
Goodwill	9	9

If the jointly-controlled entities accounted for using equity method had been accounted for by the proportionate method, the effect on the Group’s main consolidated figures as of June 30, 2012 and December 31 2011 would have been as follows:

	Millions of Euros
Jointly Controlled Entities. Effect on the Group’s main figures	June 2012	December 2011
Assets	1,031	1,025
Liabilities	700	703
Net operating income	16	28

Details of the jointly-controlled entities consolidated using the equity method as of June 30, 2012 are shown in Appendix IV.

17.3	Associates and jointly-controlled entities accounted for by the equity method

The following table provides relevant information of the balance sheet and income statement of associates and jointly-controlled entities accounted for using the equity method as of June 30, 2012 and December 31, 2011, respectively.

		Millions of Euros
Associates and Jointly Controlled Entities	June	2012	December	2011
Financial Main figures (*)	Associates	Jointly Controlled Entities	Associates	Jointly Controlled Entities
Current Assets	35,892	246	28,789	249
Non-current Assets	21,069	687	18,598	694
Current Liabilities	46,087	149	39,326	152
Non-current Liabilities	10,874	784	8,061	790
Net sales	499	75	1,121	158
Operating Income	259	16	575	28
Net Income	191	7	424	(5)
(*) Dates of the company’s financial statements updated at the most recent available information.
Information applying the corresponding ownership and without the corresponding standardization and consolidation adjustments.

17.4	Notifications about acquisition of holdings

No notifications on acquisitions and disposals of holdings in associates or jointly-controlled entities were recorded in the six months ended June 30, 2012, pursuant to Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

17.5	Impairment

No impairment losses on the goodwill of jointly-controlled entities and associates were recognized in the first half of 2012 or 2011.

18.	Reinsurance assets

This heading in the accompanying consolidated balance sheets reflects the amounts receivable by consolidated entities from reinsurance contracts with third parties.

	Millions of Euros
Reinsurance Asset	June 2012	December 2011
Reinsurance assets	44	26

19.	Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Tangible Assets. Breakdown by Type of Asset Cost Value, Amortizations and Depreciations	June 2012	December 2011
Property, plants and equipment
For own use
Land and Buildings	3,880	3,740
Work in Progress	441	353
Furniture, Fixtures and Vehicles	6,465	6,152
Accrued depreciation	(5,678)	(5,285)
Impairment	(45)	(54)
Subtotal	5,063	4,905
Assets leased out under an operating lease
Assets leased out under an operating lease	1,215	1,199
Accrued depreciation	(365)	(353)
Impairment	(7)	(11)
Subtotal	843	835
Subtotal	5,906	5,740
Investment properties
Building rental	1,889	1,883
Rest	28	29
Accrued depreciation	(60)	(49)
Impairment	(286)	(272)
Subtotal	1,571	1,590
Total	7,477	7,330

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of branches
Bank Branches by Geographical Location	June 2012	December 2011
Spain	3,016	3,016
Mexico	2,005	1,999
South America	1,590	1,567
The United States	746	746
Rest of the world (*)	128	129
Total	7,485	7,457
(*) Garanti branches are not included

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish or foreign entities as of June 30, 2012 and December 31, 2011:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	June 2012	December 2011
Foreign subsidiaries	3,483	3,301
BBVA and Spanish subsidiaries	3,994	4,029
Total	7,477	7,330

The amount of tangible assets under financial lease schemes on which it is expected to exercise a purchase option was insignificant as of June 30, 2012 and December 31, 2011.

20.	Intangible assets

20.1	Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (“CGU”) that originated them, is as follows:

			Millions of Euros

Breakdown by CGU and Changes of the first half of 2012	Balance at the Beginning	Additions	Exchange Differences	Impairment	Rest	Balance at the End
The United States	4,409	-	122	-	(4)	4,527
Turkey	1,262	-	89	-	(14)	1,337
Mexico	632	-	44	-	-	676
Colombia	240	-	25	-	-	265
Chile	188	-	10	-	-	198
Rest	67	-	-	(34)	-	33
Total	6,798	-	290	(34)	(18)	7,036

			Millions of Euros

Breakdown by CGU and Changes of the first half of 2011	Balance at the Beginning	Additions	Exchange Differences	Impairment	Rest	Balance at the End
The United States	5,773	-	(436)	-	-	5,337
Turkey	-	1,370	(73)	-	-	1,297
Mexico	678	-	(16)	-	-	662
Colombia	236	-	(1)	-	-	235
Chile	202	-	(16)	-	-	186
Rest	60	3	(1)	-	-	62
Total	6,949	1,373	(543)	-	-	7,779

Turkey

As stated in Note 3, in 2011 the Group acquired 25.01% of the share capital of the Turkish bank Garanti.

Shown below are details of the carrying amount of the consolidated assets and liabilities of the Garanti Group previous to its acquisition; and the corresponding fair values, gross of tax, which have been estimated according to the IFRS-3 acquisition method to calculate the goodwill recognized as a result of this acquisition:

	Millions of euros

Valuation and calculation of goodwill for the acquisition of 25.01% stake in Garanti	Carrying Amount	Fair Value
Acquisition cost (A)(*)		3,650
Cash	536	536
Loans and receivables	9,640	9,558
Financial assets	4,051	4,103
Tangible assets	176	243
Intangibles assets obtained from previous business combinations	4	0
Intangible assets identify at the date of the business combination (**)	-	528
Other assets	837	836
Financial liabilities	(12,466)	(12,474)
Other liabilities	(967)	(967)
Non-recognized contingent liabilities	-	-
Deferred tax	28	(83)
Total fair value of assets and liabilities acquired (b)	1,840	2,280

Goodwill (A)-(B)		1,370

(*)Cost of acquisition is the price paid net of the amount of hedges, dividends declared and the value of the control premium that is included in the purchase agreement (see Note 3).
(**)The amount of intangible assets identified at the time of purchase, mainly corresponds to the goodwill allocated to the mark and the “core deposits.”

The valuations have been reviewed by independent experts (other than the Group’s accounts auditors) by applying different valuation methods on the basis of each asset and liability. The valuation methods used are: based on the present value of the cash flows that business or asset is expected to generate in the future, the Market Transaction Method and the Cost Method.

Impairment tests

As described in Note 2.2.8, the cash-generating units to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment.

As of June 30, 2012, no indications of impairment have been detected in any of the main cash-generating units, except for impairment losses of €34 million in the retail business in Europe. This amount is recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statement for the six months ended June 30, 2012 (see Note 50).

20.2	Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other Intangible Assets	June 2012	December 2011
Computer software acquisition expenses	1,225	1,138
Other deferred charges	39	34
Other intangible assets	627	708
Impairment	(1)	(1)
Total	1,890	1,879

The amounts for amortizations under this heading in the six months ended June 30, 2012 and 2011 is shown in Note 47.

21.	Tax assets and liabilities

21.1	Consolidated tax group

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank as the Parent company, and, as subsidiaries, the Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated net income of corporate groups.

The Group’s other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

21.2	Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of June 30, 2012 are 2007 and following for the main taxes applicable.

The rest of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In 2011, as a result of action by the tax authorities, tax inspections proceedings were instituted for the years since (and including) 2006, some of which were contested. After considering the temporary nature of certain of the items assessed in the proceedings, provisions were set aside for the liabilities, if any, that might arise from these assessments according to our best estimates.

In view of the varying interpretations that can be made of some applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise from them would not materially affect the Group’s accompanying consolidated financial statements for the first half of 2012.

21.3	Reconciliation

The reconciliation of the Group’s corporate tax expense resulting from the application of the standard tax rate and the expense registered by this tax in the accompanying consolidated income statements is as follows:

	Millions of Euros
Reconciliation of the Corporate Tax Expense Resulting from the	June	June
Application of the Standard Rate and the Expense Registered by this Tax	2012	2011
Corporation tax (30%)	631	943
Decreases due to permanent differences:
Tax credits and tax relief at consolidated Companies	(109)	(108)
Other items (net)	(262)	(355)
Net increases (decreases) due to temporary differences	(248)	(242)
Charge for income tax and other taxes	12	238
Deferred tax assets and liabilities recorded (utilized)	248	242
Income tax and other taxes accrued in the period	260	480
Adjustments to prior years’ income tax and other taxes	12	78
Income tax and other taxes	272	558

The effective tax rate for the Group in the first half of 2012 and 2011 is as follows:

	Millions of Euros
Effective Tax Rate	June 2012	June 2011
Income from:
Consolidated Tax Group	(910)	721
Other Spanish Entities	5	(23)
Foreign Entities	3,009	2,445
Total	2,104	3,143
Income tax and other taxes	272	558
Effective Tax Rate	12.88%	17.75%

21.4	Tax recognized in equity

In addition to the income tax recognized in the accompanying consolidated income statements, the Group has recognized the following tax charges for these items in the consolidated equity:

	Millions of Euros
Tax Recognized in Total Equity	June 2012	December 2011
Charges to total equity
Debt securities	-	-
Equity instruments	(30)	(75)
Subtotal	(30)	(75)
Credits to total equity (*)
Equity instruments	104	-
Debt securities and others	810	234
Subtotal	914	234
Total	884	159
(*) Tax asset credit to total equity due primarily to financial instruments losses.

21.5	Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes the account tax receivables relating to deferred tax assets. The balance under the “Tax liabilities” heading includes the liabilities relating to the Group’s various deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax Assets and Liabilities	June 2012	December 2011
Tax assets-
Current	1,235	1,509
Deferred	7,133	6,332
Pensions	1,308	1,317
Portfolio	2,688	2,143
Other assets	244	257
Impairment losses	1,933	1,673
Other	646	636
Tax losses	314	306
Total	8,368	7,841
Tax Liabilities-
Current	561	772
Deferred	1,870	1,558
Portfolio	1,221	1,008
Charge for income tax and other taxes	649	549
Total	2,431	2,330

As of June 30, 2012 and December 31, 2011, the estimated balance of temporary differences in connection with investments in subsidiaries, branches and associates and investments in jointly controlled entities was €567 million and €527 million, respectively.

22.	Other assets and liabilities

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Assets and Liabilities	June 2012	December 2011
ASSETS-
Inventories	4,260	3,994
Of which:
Real estate companies	4,128	3,813
Transactions in transit	130	86
Accrued interest	1,243	609
Unaccrued prepaid expenses	580	443
Other prepayments and accrued income	663	166
Other items	1,677	1,801
Total	7,310	6,490
LIABILITIES-
Transactions in transit	78	44
Accrued interest	2,259	2,252
Unpaid accrued expenses	1,477	1,529
Other accrued expenses and deferred income	782	723
Other items	2,226	1,964
Total	4,563	4,260

The heading “Inventories” includes the net carrying amount of the purchases of land and property that the Group’s real estate companies hold for sale or for their business. The amounts under this heading mainly include real-estate assets bought by these companies from distressed customers (mainly in Spain, see Appendix XI), net of their corresponding impairment provisions. As of June 30, 2012, the carrying amount of these properties amounted to approximately €3.7 billion net of an accumulated valuation adjustment due to impairment losses of €2.0 billion. As of December 31, 2011, the carrying amount of these properties amounted to approximately €3.3 billion net of an accumulated valuation adjustment due to impairment losses of €1.7 billion.

The principal companies in the Group that engage in real estate business activity and make up nearly the entire amount in the “Inventories” heading of the accompanying consolidated balance sheets are as follows: Anida Operaciones Singulares, S.L.; Anida Desarrollos Inmobiliarios, S.A. and Desarrollo Urbanístico Chamartín, S.A.

23.	Financial liabilities at amortized cost

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Financial Liabilities at Amortized Cost	Notes	June 2012	December 2011
Deposits from central banks	9	55,028	33,147
Deposits from credit institutions	23.1	64,681	59,356
Customer deposits	23.2	274,285	282,173
Debt certificates	23.3	78,277	81,930
Subordinated liabilities	23.4	11,801	15,419
Other financial liabilities	23.5	7,645	7,879
Total		491,717	479,904

23.1	Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

		Millions of Euros
Deposits from Credit Institutions	Notes	June 2012	December 2011
Reciprocal accounts		208	298
Deposits with agreed maturity		33,661	32,859
Demand deposits		2,584	2,095
Other accounts		247	343
Repurchase agreements	37	27,735	23,452
Subtotal		64,435	59,047
Accrued interest until expiration		246	309
Total		64,681	59,356

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, disregarding interest accrued pending maturity, is as follows:

	Millions of Euros
Deposits from Credit Institutions June 2012	Demand Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	969	9,504	72	10,545
Rest of Europe	326	13,730	14,887	28,943
Mexico	190	1,232	12,229	13,651
South America	235	3,543	409	4,187
The United States	1,055	5,335	139	6,529
Rest of the world	17	563	–	580
Total	2,792	33,907	27,736	64,435

	Millions of Euros
Deposits from Credit Institutions 2011	Demand Deposits	Deposits with Agreed Maturity	Repos	Total

Spain	472	8,364	394	9,230
Rest of Europe	399	14,652	12,496	27,547
Mexico	359	1,430	9,531	11,320
South America	251	2,863	478	3,593
The United States	799	4,965	553	6,318
Rest of the world	112	928	–	1,040
Total	2,393	33,202	23,453	59,047

23.2	Customer deposits

The breakdown of this heading of the accompanying consolidated balance sheets, by type of financial instruments, is as follows:

		Millions of Euros
Customer Deposits	Notes	June 2012	December 2011
Government and other government agencies		33,525	40,602
Spanish		4,292	4,269
Foreign		12,060	12,289
Repurchase agreements	37	17,138	24,016
Accrued interests		35	28
Other resident sectors		105,907	108,217
Current accounts		28,926	28,212
Savings accounts		17,263	16,003
Fixed-term deposits		48,278	49,105
Repurchase agreements	37	10,679	14,154
Other accounts		33	35
Accrued interests		728	708
Non-resident sectors		134,852	133,355
Current accounts		49,641	45,742
Savings accounts		32,828	30,860
Fixed-term deposits		47,200	49,770
Repurchase agreements	37	4,365	6,317
Other accounts		393	210
Accrued interests		425	456
Total		274,285	282,173
Of which:
In euros		138,654	152,375
In foreign currency		135,631	129,799
Of which:
Deposits from other creditors without valuation adjustment		273,461	281,364
Accrued interests		825	809

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, disregarding valuation adjustments, is as follows:

	Millions of Euros
Customer Deposits June 2012	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	32,065	17,417	49,312	21,164	119,957
Rest of Europe	3,161	1,378	21,713	1,998	28,251
Mexico	19,285	7,835	8,246	1,860	37,226
Latin America	19,190	12,539	16,796	507	49,032
The United States	14,892	13,183	9,453	-	37,528
Rest of the world	269	60	773	-	1,103
Total	88,862	52,413	106,293	25,529	273,097

	Millions of Euros
Customer Deposits 2011	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	31,249	16,160	51,012	26,509	124,929
Rest of Europe	4,600	1,310	29,571	1,656	37,136
Mexico	16,987	6,804	8,123	4,479	36,393
South America	16,118	11,429	15,670	182	43,399
The United States	14,791	12,768	9,640	-	37,199
Rest of the world	245	234	1,446	-	1,925
Total	83,990	48,705	115,462	32,826	280,981

23.3	Debt certificates (including bonds)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Certificates	June 2012	December 2011
Promissory notes and bills	8,793	7,501
Bonds and debentures	69,483	74,429
Total	78,277	81,930

The breakdown of the most significant outstanding issuances, repurchases or refunds of debt instruments issued by the consolidated companies as of June 30, 2012, and December 31, 2011 is shown on Appendix VIII.

The changes in the balances under this heading, together with that under “Subordinated liabilities” for the six months ended June 30, 2012 and 2011 are included in Note 58.4.

23.3.1	Promissory notes and bills

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros
Promissory notes and bills	June 2012	December 2011
In euros	8,461	6,672
In other currencies	332	829
Total	8,793	7,501

These promissory notes were issued mainly by Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Banco de Financiación, S.A.

23.3.2    Bonds and debentures issued

The breakdown of the balance under this heading, by financial instrument and currency, is as follows:

	Millions of Euros
Bonds and debentures issued	June 2012	December 2011
In Euros -	58,603	64,181
Non-convertible bonds and debentures at floating interest rates	4,130	4,648
Non-convertible bonds and debentures at fixed interest rates	10,328	9,381
Covered bonds	30,494	33,842
Hybrid financial instruments	290	288
Securitization bonds realized by the Group	5,740	6,755
Other securities (**)	4,202	5,709
Accrued interest and others (*)	3,419	3,557
In Foreign Currency -	10,880	10,248
Non-convertible bonds and debentures at floating interest rates	2,223	2,225
Non-convertible bonds and debentures at fixed interest rates	5,180	5,058
Covered bonds	228	289
Hybrid financial instruments	1,825	1,397
Other securities associated to financial activities	-	-
Securitization bonds realized by the Group	906	755
Other securities (**)	431	473
Accrued interest and others (*)	87	51
Total	69,483	74,429

(*) Hedging operations and issuance costs.
(**) Mainly territorial covered bonds

Most of the foreign-currency issuances are denominated in U.S. dollars.

The issues by BBVA Senior Finance, S.A.U., BBVA U.S. Senior, S.A.U. and BBVA Global Finance, Ltd., are guaranteed jointly, severally and irrevocably by the Bank.

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies in effect as of June 30, 2012 and 2011:

	June 2012		June 2011
Interests Rates of Promissory Notes and Bills Issued	Euros	Foreign Currency	Euros	Foreign Currency
Fixed rate	3.77%	4.98%	3.87%	4.92%
Floating rate	1.62%	4.02%	1.85%	4.13%

Repurchase of securitization bonds June 2012

On June 20, 2012, BBVA invited all securitization bond holders of specific issues to tender their bonds for purchase. The term for presenting the tenders ended June 27, 2012.

After the deadline, in accordance with the terms established by the Tender Offer Memorandum, BBVA accepted the purchase of securitization bonds for a total nominal amount of €638,221,693.07. The purchase was carried out through an unmodified Dutch auction procedure. No pro-rata factor was applied to the bonds subject to the repurchase by BBVA.

The settlement of the securitization bond purchase has generated gross capital gains of around €250 million, which have been recorded under the heading “Gains/losses on financial assets and liabilities (net)” (Note 44) in the income statement for the six months ended June 30, 2012.

This transaction was carried out in order to improve the management of liabilities and strengthen the BBVA Group’s balance sheet, as well as to offer liquidity to the holders of securitization bonds.

23.4  Subordinated liabilities

The breakdown of this heading of the accompanying consolidated balance sheets, by type of financial instruments, is as follows:

		Millions of Euros
Subordinated Liabilities	Notes	June 2012	December 2011
Subordinated debt		9,013	12,781
Preferred securities		1,783	1,760
Subtotal		10,796	14,541
Valuation adjustments		1,005	878
Total	23	11,801	15,419

Of the above, the issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U., BBVA International Preferred, S.A.U, BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, Ltd, are jointly, severally and irreversibly guaranteed by the Bank.

Subordinated debt

These issuances are non-convertible subordinated debt, and accordingly, for debt seniority purposes, they rank behind ordinary debt, but ahead of the Bank’s shareholders, without prejudice to any different seniority that may exist between the different types of subordinated debt instruments according to the terms and conditions of each issue. The breakdown of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate, is disclosed in Appendix VIII. The variations in the balance are mainly the result of the following transactions:

—	Conversion of subordinated bonds

At its meeting on November 22, 2011, making use of the powers delegated to it under point six of the Agenda of the Bank’s Annual General Meeting of Shareholders held on March 14, 2008, the Board of Directors of BBVA agreed to issue convertible bonds in December 2011 (the “Issue” or “Convertible Bonds-December 2011” or the “Bonds”) for a maximum amount of €3,475 million, excluding a preemptive subscription right.

This issue was aimed exclusively at holders of preferred securities issued by BBVA Capital Finance, S.A. Unipersonal (series A, B, C and D) or BBVA International Limited (series F), all guaranteed by BBVA, S.A., who accepted BBVA’s purchase offer for these preferred securities.

Thus, those who accepted the purchase offer made by BBVA made an unconditional and irrevocable undertaking to subscribe a nominal amount of Convertible Bonds-December 2011, equivalent to 100% of the total nominal or cash amount for the preferred securities they owned and that would be acquired by BBVA.

On December 31, 2011, when this introductory period had ended, orders were received for the subscription of 34,300,002 Convertible Bonds with a nominal value of €100 each, giving a total of €3,430 million, compared with the initially planned €3,475 million. This means that holders of 98.71% of the preferred securities to be repurchased accepted the repurchase offer made by BBVA. The Convertible Bonds were recognized as financial liabilities since the number of Bank shares to be delivered can vary.

The terms and conditions of the Convertible Bonds established a voluntary conversion mechanism for the holders on March 30, 2012. Following this date, orders were received for the voluntary conversion of a total of €955 million, corresponding to 9,547,559 Convertible Bonds, or 27.84% of the original amount of the issue of Convertible Bonds-December 2011. To pay for this conversion 157,875,375 new ordinary BBVA shares were issued at a par value of €0.49 each.

Also in accordance with the terms and conditions of the Convertible Bonds, on June 30, a partial mandatory conversion took place of 50% of the nominal value of the issue as of June 30, 2012 through a corresponding reduction of the nominal value of each and every one of the outstanding Convertible Bonds at that date, whose value then fell from a nominal €100 to €50. A total of 238,682,213 new ordinary BBVA shares were issued at a par value of €0.49 each to pay for this conversion (see Note 27).

As of June 30, 2012, the nominal amount of outstanding Convertible Bonds was €1,238 million.

Without prejudice to the capacity of the issuer to convert Convertible Bonds on any payment date, the terms and conditions of the issue lay down that on June 30, 2013, the maturity date of the issue, the outstanding Convertible Bonds at that date will be subject to mandatory conversion.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	June 2012	December 2011
BBVA International, Ltd. (1)	9	9
BBVA Capital Finance, S.A.U. (1)	36	36
BBVA International Preferred, S.A.U. (2)	1,721	1,696
Phoenix Loan Holdings, Inc.	17	19
Total	1,783	1,760
(1) Traded on the Spanish AIAF market,
(2) Traded on the London Stock Exchange and New York Stock Exchange

These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

The breakdown of the issues of preferred securities in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate of the issues, is disclosed in Appendix VIII.

23.5  Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other financial liabilities	June 2012	December 2011
Creditors for other financial liabilities	2,046	2,223
Collection accounts	2,423	2,239
Creditors for other payment obligations	2,646	2,927
Dividend payable but pending payment (Note 4)	530	490
Total	7,645	7,879

For June 30, 2012, the “Interim dividend pending payment” from the table above corresponds to the first interim dividend against 2012 earnings, paid on July 10, 2012 (see Note 4). For December 31, 2011, it corresponds to the third interim dividend against 2011 earnings, paid out in January 2012.

24.	Liabilities under insurance contracts

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Liabilities under Insurance Contracts Technical Reserve and Provisions	June 2012	December 2011
Mathematical reserves	6,922	6,514
Provision for unpaid claims reported	583	741
Provisions for unexpired risks and other provisions	549	482
Total	8,054	7,737

25.	Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

	Millions of Euros
Provisions. Breakdown by concepts	June 2012	December 2011
Provisions for pensions and similar obligations	5,387	5,577
Provisions for taxes and other legal contingencies	350	350
Provisions for contingent risks and commitments	320	291
Other provisions (*)	1,214	1,343
Total	7,271	7,561

(*) Provisions or contingencies that individually are not significant.

The changes in the heading “Provisions for contingent risks and commitments” in the accompanying consolidated balance sheets are presented in Note 7.1.8, together with the changes of impairment losses.

Ongoing legal proceedings and litigation

The Group is party to certain legal actions in a number of jurisdictions, including, among others, Spain, Mexico and the United States, arising in the ordinary course of business. In accordance with the information available and the current situation of the legal actions, no significant impact is expected from them on the operating results, liquidity or the financial situation at the consolidated level or at the level of the individual bank. The Group’s Management believes that the provisions set aside with respect to these legal proceedings are adequate.

26.	Pensions and other post-employment commitments

As stated in Note 2.2.12, the Group has both defined-benefit and defined-contribution post-employment commitments with employees; the latter is gradually increasing mainly because it is the scheme applying to new hires and because pre-existing defined-benefit commitments have been mostly closed.

26.1	Defined-contribution commitments

The defined-contribution plans are settled through contributions made by the Group annually on behalf of its beneficiaries, who are, almost exclusively, active employees in the Group. These contributions are accrued and charged to the consolidated income statement in the corresponding financial year (see Note 2.2.12).No liability is therefore recognized in the accompanying consolidated balance sheets for this purpose.

The amounts registered under this item in the accompanying consolidated income statements for contributions to these plans in the six months ended June 30, 2012 and 2011 were €46 million and €38 million, respectively (see Note 46.1).

26.2	Defined-benefit plans and other long-term commitments

Pension commitments in defined-benefit plans correspond mainly to employees who have retired or taken early retirement from the Group and to certain groups of employees still active in the Group in the case of pension benefits, and to the majority of active employees in the case of permanent disability and death benefits. The most significant actuarial assumptions made do not differ significantly from those used as of December 31, 2011.

The BBVA Group’s total pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits) recorded under the heading “Provisions—Provisions for pensions and similar obligations” of the corresponding consolidated balance sheets (see Note 25) as of December 31, of the last four years and as of June 30, 2012 are as follows.

	Millions of Euros
Commitments and Plan Assets in Defined-Benefit Plans and Other Post-Employment Commitments	June 2012	2011	2010	2009	2008
Pension and post-employment benefits	7,619	7,681	8,082	7,996	7,987
Assets and insurance contracts coverage	2,232	2,122	2,102	1,750	1,628
Net assets	-	(19)	-	-	-
Net liabilities (*)	5,387	5,577	5,980	6,246	6,359

(*) Registered under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

This information is presented below in greater detail, broken down by beneficiaries from Group companies in Spain and other beneficiaries:

			Millions of Euros
	Commitments in Spain		Commitments Abroad		Total BBVA Group
Pensions and Early-Retirement Commitments and Welfare Benefits: Spain and Abroad	June 2012	December 2011	June 2012	December 2011	June 2012	December 2011
Post-employment benefits
Pension commitments	2,720	2,773	1,117	1,027	3,837	3,800
Early retirements	2,721	2,904	-	-	2,721	2,904
Post-employment welfare benefits	198	204	862	773	1,060	977
Total post-employment benefits (1)	5,639	5,881	1,980	1,800	7,619	7,681
Insurance contracts coverage
Pension commitments	356	379	-	-	356	379
Other plan assets
Pension commitments	-	-	1,078	1,011	1,078	1,011
Post-employment welfare benefits	-	-	798	733	798	733
Total plan assets and insurance contracts coverage (2)	356	379	1,876	1,743	2,232	2,122
Total net commitments (1) - (2)	5,283	5,502	104	57	5,387	5,558
of which:
Net assets	-	-	-	(19)	-	(19)
Net liabilities (*)	5,283	5,502	104	76	5,387	5,577

(*) Registered under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

The balance under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets as of June 30, 2012 includes €204 million as commitments for post-employment benefits to previous members of the Board of Directors and the Bank’s Management Committee. No charges for those concepts were recognized in the consolidated income statements for the six months ended June 30, 2012.

In addition to the commitments to employees indicated above, the Group has other less relevant commitments. These include long-service awards, consisting in a cash payment of a certain amount or in the allotment of Banco Bilbao Vizcaya Argentaria, S.A. shares. These awards are granted to certain groups of employees when they complete a given number of years of effective service.

As of June 30, 2012 and December 31, 2011, the actuarial liabilities for the outstanding awards amounted to €46 million and €36 million, respectively. Of that sum, €10 million and €11 million corresponded to Spanish companies and €36 million and €25 million corresponded to companies and branches abroad, respectively. The commitments above are recognized under the heading “Other provisions” of the accompanying consolidated balance sheets (see Note 25).

The net charges registered in the accompanying consolidated income statements and under the heading “Equity” of the accompanying consolidated balance sheets (see Note 2.2.12) for the commitments in post-employment benefits in entities in Spain and abroad, are as follows:

		Millions of Euros

Total Post-employments Benefits BBVA Group: Income Statements and Equity Effects.	Notes	June 2012	June 2011
Interest and similar expenses	39.2	131	132
Interest cost		185	192
Expected return on plan assets		(54)	(60)
Personnel expenses		74	72
Defined-contribution plan expense	46.1	46	38
Defined-benefit plan expense	46.1	28	27
Other personnel expenses-Welfare benefits		-	7
Provision - Pension funds and similar obligations	48	105	160
Pension funds		-	-
Early retirements		77	127
Other provisions		28	33
Total Effects in Income Statements : Debit (Credit)		310	364

Total Effects in equity: Debit (Credit) (*)		11	3

(*)

Correspond to actuarial losses (gains) arising from pension commitments and certain welfare benefits recognized in “Valuation Adjustments”. For Early retirements are recognized in the Income Statements (see Note 2.2.12.).

26.2.1	Commitments in Spain

Pension commitments

To fund some pension commitments in Spain, insurance contracts have been written with insurance companies not related to the Group. These commitments are covered by assets and therefore are presented in the accompanying consolidated balance sheets for the net amount of the commitment less plan assets. As of June 30, 2012 and December 31, 2011, the amount of assets linked to the insurance contracts (€356 million and €379 million respectively) matched the amount of commitments to be met. No amount for this item was therefore recorded in the accompanying consolidated balance sheets.

The rest of commitments for pensions in Spain include defined-benefit commitments for which insurance has been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.95% owned by the Group. As it is an entity consolidated within the BBVA Group, the assets in which the insurance company has invested the amount of the policies cannot be considered plan assets under IAS 19 and are therefore presented in the accompanying consolidated balance sheets under different headings of assets, depending on the classification of their corresponding financial instruments. The commitments are recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets (see Note 25).

Early retirements

In the six months ended June 30, 2012, the Spanish companies in the Group offered certain employees the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. This offer was accepted by 180 employees (303 in the six months ended June 30, 2011).

The early retirement commitments in Spain as of June 30, 2012 and December 31, 2011 are recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) in the accompanying consolidated balance sheets and amount to €2,721 million, €2,904 million, respectively.

The cost of early retirements for the six months ended June 30, 2012 is recognized under the heading “Provision Expense (Net) – Transfers to pension funds and similar obligations” in the accompanying consolidated income statements (see Note 48).

Changes in commitments with employees

The changes in the net commitments with employees in Spain in the six months ended June 30, 2012 and 2011 are as follows:

	Millions of Euros
Net Commitments in Spain : Changes in the period January 1, - June 30, 2012	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,394	2,904	204	5,502
Interest cost	52	58	4	114
Expected return on plan assets	-	-	-	-
Current service cost	5	-	1	6
Cost for early retirements	-	73	-	73
Past service cost or changes in the plan	4	-	-	4
Benefits paid in the period	(91)	(313)	(12)	(416)
Acquisitions and divestitures	-	-	-	-
Effect of curtailments and settlements	-	-	-	-
Contributions in the period	-	-	-	-
Actuarial gains and losses	-	-	-	-
Exchange differences	-	-	-	-
Other changes	-	(1)	1	-
Balance at the End	2,364	2,721	198	5,283
of which:
Commitments to retired employees	2,258	2,721	158	-
Vested contingencies in respect of current employees	106	-	40	-

	Millions of Euros
Net Commitments in Spain : Changes in the period January 1, - June 30, 2011	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,427	3,106	220	5,753
Interest cost	53	62	5	120
Expected return on plan assets	-	-	-	-
Current service cost	6	-	1	7
Cost for early retirements	-	126	-	126
Past service cost or changes in the plan	5	-	-	5
Benefits paid in the period	(88)	(314)	(13)	(415)
Acquisitions and divestitures	-	-	-	-
Effect of curtailments and settlements	-	-	-	-
Contributions in the period	-	-	-	-
Actuarial gains and losses	3	(1)	(3)	(1)
Exchange differences	-	-	-	-
Other changes	12	(2)	(10)	-
Balance at the End	2,418	2,977	200	5,595
of which:
Commitments to retired employees	2,319	2,977	159	-
Vested contingencies in respect of current employees	99	-	41	-

26.2.2	Commitments abroad

The main defined-benefit plans with employees abroad correspond to those in Mexico, Portugal and the United States, which jointly represent 93% of the total commitments with employees abroad as of June 30, 2012 and 24% of the total commitments with employees in the BBVA Group as a whole (94% and 22% respectively, as of December 31, 2011). Those commitments are not available for new employees.

The breakdown by country of the various commitments with employees of the BBVA Group abroad as of June 30, 2012 and December 31, 2011 is as follows:

			Millions of Euros
	Commitments		Plan Assets		Net Commitments
Post-Employment Commitments Abroad	June 2012	December 2011	June 2012	December 2011	June 2012	December 2011
Pension Commitments
Mexico	533	491	558	520	(25)	(29)
Portugal	157	154	156	154	1	-
The United States	303	285	295	283	8	2
Rest of countries	124	97	69	53	56	44
Subtotal	1,117	1,027	1,078	1,011	40	16
Post-Employment Welfare Benefits
Mexico	850	761	797	732	53	29
Portugal	-	-	-	-	-	-
The United States	-	-	-	-	-	-
Rest of countries	12	12	1	1	11	11
Subtotal	862	773	798	733	64	40
Total	1,980	1,800	1,876	1,743	104	56

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. As of June 30, 2012 and December 31, 2011, the plan assets covering these obligations to employees correspond almost entirely to fixed-income securities.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets recognized under the heading “Provisions - Provisions for pensions and similar obligations” (see Note 25).

The changes in the net post-employment commitments with employees abroad in the six months ended June 30, 2012 and 2011 are as follows:

	Millions of Euros
Net Commitments Abroad: Changes in six months ended June 30, 2012	Mexico	Portugal	United States	Rest of Countries	Total Abroad
Balance at the Beginning	-	-	2	54	56
Interest cost	56	4	6	4	71
Expected return on plan assets	(46)	(4)	(5)	-	(54)
Current service cost	17	1	3	1	22
Cost for early retirements	-	-	-	-	-
Past service cost or changes in the plan	-	-	-	-	-
Benefits paid in the period	-	-	-	(2)	(2)
Acquisitions and divestitures	-	-	-	-	-
Effect of curtailments and settlements	-	-	-	1	1
Contributions in the period	-	-	(1)	(3)	(4)
Actuarial gains and losses	-	-	-	-	-
Exchange differences	2	-	-	1	3
Other changes	(1)	-	2	11	12
Balance at the End	28	1	8	67	104

	Millions of Euros
Net Commitments Abroad: Changes in the six month ended June 30, 2011	Mexico	Portugal	United States	Rest of Countries	Total Abroad
Balance at the Beginning	135	(2)	45	49	227
Interest cost	55	8	6	3	72
Expected return on plan assets	(47)	(6)	(7)	-	(60)
Current service cost	16	1	2	-	19
Cost for early retirements	-	-	-	-	-
Past service cost or changes in the plan	-	-	-	-	-
Benefits paid in the period	-	-	-	-	-
Acquisitions and divestitures	-	-	-	-	-
Effect of curtailments and settlements	-	-	-	-	-
Contributions in the period	(164)	(20)	(30)	-	(214)
Actuarial gains and losses	-	-	-	-	-
Exchange differences	(3)	-	(3)	-	(6)
Other changes	-	22	(4)	20	38
Balance at the End	(8)	3	9	72	75

In the tables above, “Payments made in the year” are presented net, as the difference between the payment to the beneficiary charged against the fund and the reduction in fund assets for the same amount. The payments corresponding to the six months ended June 30, 2012 amount to €32 million in Mexico and €4 million in the United States.

26.2.3 Estimated future payments for commitments with employees in the BBVA Group

The estimated benefit payments over the next ten years for all the companies in Spain, Mexico, Portugal and the United States are as follows:

	Millions of Euros
Expected Future Benefits for Post-Employment Commitments	2013	2014	2015	2016	2017	2018- 2022
Commitments Spain	737	683	625	560	489	1,521
Of which early retirement Spain	545	494	437	374	305	656
Commitments Mexico	62	64	68	73	78	466
Commitments Portugal	4	5	5	5	6	34
Commitments The United States	10	11	12	13	13	84
Total	813	763	710	651	586	2,105

27.	Common stock

Taking into account the capital increase performed on July 4, 2012 to meet the mandatory partial conversion of Convertible Bonds-December 2011 described in this note, BBVA’s share capital amounted to €2,637,232,988.60, divided into 5,382,108,140 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. There are no shares that do not represent an interest in the Bank’s common stock.

The Bank’s shares are traded on the continuous market in Spain, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of June 30, 2012, the shares of BBVA Banco Continental, S.A.; Banco Provincial S.A.; BBVA Colombia, S.A.; BBVA Chile, S.A.; BBVA Banco Francés, S.A. and AFP Provida were listed on their respective local stock markets, the latter two also being listed on the New York Stock Exchange. BBVA Banco Francés, S.A. is also listed on the Latin American market of the Madrid Stock Exchange.

As of June 30, 2012, Mr. Manuel Jove Capellán held stock amounting to 5.086% of the share capital of BBVA (taking into account new shares issued in the last share increase) through the company Inveravante inversions Universales, S.L. As of July 24, 2012, this company submitted a relevant event to the Spanish National Securities Market Commission (CNMV) reporting that it had transferred 125,878,502 BBVA shares to UBS AG, London branch, with the result that its holding of BBVA’s share capital had fallen to 2.99%.

As of June 30, 2012, State Street Bank and Trust Co., Chase Nominees Ltd., and The Bank of New York Mellon, S.A. NV, in their capacity as international custodian/depositary banks, held 5.322%, 4.085%, and 3.969% of BBVA common stock, respectively (taking into account the new shares issued in the last capital increase). Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of the BBVA common stock.

On February 4, 2010, the Blackrock, Inc. company reported to the Spanish Securities and Exchange Commission (CNMV) that, as a result of the acquisition (on December 1, 2009) of the Barclays Global Investors (BGI) company, it now has an indirect holding of BBVA common stock totaling 4.453% through the Blackrock Investment Management Company.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets were due to the following common stock increases:

Capital Increase	Number of Shares	Millions of Euros
As of December 31 2009	3,747,969,121	1,837
Capital increase (Garanti)	742,939,164	364
As of December 31 2010	4,490,908,285	2,201
Dividend option - April 2011	60,694,285	30
Convertible bonds conversion - July 2011	273,190,927	134
Dividend option - October 2011	78,413,506	38
As of December 31 2011	4,903,207,003	2,403
Convertible bonds conversion - April 2012	157,875,375	77
Dividend option - April 2012	82,343,549	40
Convertible bonds conversion - July 2012	238,682,213	117
As of June 2012	5,382,108,140	2,637
(*) Taking into account the capital increase that took place on July 4, 2012 to attend the mandatory conversion of the convertible bonds-December 2011.

Six months ended June 30, 2012

—

“Dividend Option” Program: The AGM held on March 16, 2012 resolved under Point Four of the Agenda to perform two common stock increases, charged to voluntary reserves to implement again the program called the “Dividend Option” (see Note 4). It conferred authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which such common stock increases must be carried out, within one year of the date on which the resolutions are made.

On April 11, 2012, the Standing Committee, acting on the resolution of the Board of Directors of March 28, 2012, approved the execution of the first of the capital increases charged to reserves and agreed by the Annual General Meeting of shareholders on March 16, 2012, in order to execute the “Dividend Option.” As a result of this increase, the Bank’s common stock increased by €40,348,339.01, through the issue and distribution of 82,343,549 shares with a €0.49 par value each.

—

Convertible Bonds-December 2011: On March 30, 2012 there was a voluntary conversion by holders of Convertible Bonds for a total of €955 million. In addition, on June 30, 2012 there was a partial mandatory conversion of the outstanding Convertible Bonds as of that date, through a reduction of 50% in their nominal value. Following the execution of these conversions (see Note 23.4), the nominal amount of outstanding Convertible Bonds was €1,238 million.

2011

—

“Dividend Option” Program: The AGM held on March 11, 2011 resolved under Point Five of the Agenda to perform two common stock increases, charged to voluntary reserves to implement the program called the “Dividend Option”. This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said common stock increases must be carried out, within one year of the date on which the agreements are made.

At its meeting on March 29, 2011, BBVA’s Board of Directors agreed to carry out the first capital increase charged to reserves as agreed by the AGM of March 11, 2011. As a result of this increase, the Bank’s common stock increased by €29,740,199.65 through the issue and circulation of 60,694,285 shares with a €0.49 par value each.

Likewise, BBVA’s Board of Directors, at its meeting on September 27, 2011, agreed to carry out the second common stock increase under the heading of reserves, in accordance with the terms and conditions agreed upon by the AGM of March 11, 2011. As a result of this increase, the Bank’s common stock increased by €38,422,617.94 through the issue and circulation of 78,413,506 shares with a €0.49 par value each.

—

Convertible Bonds-September 2009: At its meeting on June 22, 2011, the Board of Directors of BBVA agreed to the mandatory conversion of all the Convertible Bonds-September 2009 (see Note 23.4). The conversion took place on July 15, 2011, an interest payment date, according to the procedure established to that effect under the terms and conditions of the issue.

An increase in the Bank’s common stock was carried out to pay for this conversion by the issue and distribution of 273,190,927 ordinary shares at a par value of €0.49 each, amounting to a total of €133,863,554.23, with the share premium being €1,866,057,945.96 (see Note 28).

Other resolutions of the General Shareholders Meeting on the issue of shares and other securities

—

Common stock Increases: The Bank’s AGM held on March 16, 2012 agreed, in Point Three of the Agenda, to confer authority on the Board of Directors to increase common stock in accordance with Article 297.1b) of the Corporations Act, on one or several occasions, within the legal deadline of five years from the date of the resolution, up to the maximum nominal amount of 50% of the subscribed and paid-up common stock on the date on which the resolution was adopted. Likewise, an agreement was made to enable the Board of Directors to exclude the preemptive subscription right on those common stock increases in line with the terms of Article 506 of the Corporations Act. This authority is limited to 20% of the common stock of the Bank on the date the agreement is adopted.

—

Convertible securities: At the AGM held on March 16, 2012 the shareholders resolved in Point Five of the Agenda to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into BBVA shares for a maximum total of €12,000 million. The powers include the right to establish the different aspects and conditions of each issue; to exclude the pre-emptive subscription right of shareholders in accordance with the Corporations Act; to determine the basis and methods of conversion and/or to exchange; and to increase the Bank’s common stock as required to address the commitments acquired as a result of the conversion commitments.

—

Other securities: The Bank’s AGM held on March 11, 2011 agreed to delegate to the Board of Directors, the authority to issue, within the five-year maximum period stipulated by law, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of debt instruments, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities (that are totally or partially exchangeable for shares already issued by the company itself, in the market or which can be settled in cash), or any other fixed-income securities, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a limited or indefinite period of time, up to a maximum nominal amount of €250,000 million.

28.	Share premium

The changes in the balances under this heading in the accompanying consolidated balance sheets are due to the common stock increases carried out in 2012 and 2011 (see Note 27), as set out below:

Capital Increase	Number of Shares	Millions of Euros	Share premium
As of December 31, 2009	3,747,969,121	1,837	12,453
Capital increase (Garanti)	742,939,164	364	4,651
As of December 31, 2010	4,490,908,285	2,201	17,104
Dividend option - April 2011	60,694,285	30	-
Convertible bonds conversion - July 2011	273,190,927	134	1,866
Dividend option - October 2011	78,413,506	38	-
As of December 31, 2011	4,903,207,003	2,403	18,970
Convertible bonds conversion - April 2012	157,875,375	77	878
Dividend option - April 2012	82,343,549	40	-
Convertible bonds conversion - July 2012	238,682,213	117	1,120
As of June 30, 2012 (*)	5,382,108,140	2,637	20,968
(*) Taking into account the capital increase took place on July 4, 2012 to attend the mandatory conversion of the convertible bonds-December 2011

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

29.	Reserves

The breakdown of the balance of this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Reserves. Breakdown by concepts	Notes	June 2012	December 2011
Legal reserve	29.1	480	440
Restricted reserve for retired capital	29.2	421	495
Reserves for balance revaluations		28	28
Voluntary reserves		6,148	5,854
Total reserves holding company (*)		7,077	6,817
Consolidation reserves attributed to the Bank and dependents consolidated companies.		12,667	11,123
Total Reserves		19,744	17,940

(*) Total reserves of BBVA, S.A. (See Appendix I).

29.1	Legal reserve

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. These provisions must be made until the legal reserve reaches 20% of the share capital.

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient available reserves available.

29.2	Restricted reserves

As of June 30, 2012 and December 31, 2011, the Bank’s restricted reserves are as follows:

	Millions of Euros
Restricted Reserves	June 2012	December 2011
Restricted reserve for retired capital	88	88
Restricted reserve for Parent Company shares and loans for those shares	331	405
Restricted reserve for redenomination of capital in euros	2	2
Total	421	495

The restricted reserve for retired capital originated in the reduction of the nominal par value of the BBVA shares made in April 2000.

The most significant heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date as well as by the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the introduction of the euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Bank’s common stock in euros.

Furthermore, in the individual financial statements for subsidiaries as of June 30, 2012 and December 31, 2011, a total of €3,920 million and €2,940 million, respectively, were taken into consideration as restricted reserves.

29.3	Reserves (losses) by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Reserves Assigned to the Consolidation Process	June 2012	December 2011
Accumulated reserves (losses)
Holding Company(*)	8,277	7,711
Grupo BBVA Bancomer	6,170	5,070
BBVA Seguros, S.A.	1,447	1,422
BBVA Luxinvest, S.A.	1,249	1,231
Grupo BBVA Banco Provincial	911	711
Corporacion General Financiera, S.A.	888	677
Grupo BBVA Chile	876	670
Anida Grupo Inmobiliario, S.L.	375	369
Cidessa Uno, S.L.	305	432
BBVA Suiza, S.A.	294	269
Compañía de Cartera e Inversiones, S.A.	280	540
Grupo BBVA Continental	261	217
BBVA Panamá, S.A.	177	178
Bilbao Vizcaya Holding, S.A.	169	157
Banco Industrial de Bilbao, S.A.	156	122
Grupo Garanti Turkiye Bankasi	127	(1)
Grupo BBVA Colombia	78	(38)
Grupo BBVA Banco Francés	65	(92)
Grupo BBVA Puerto Rico	11	10
BBVA Ireland Public Limited Company	3	173
Compañía Chilena de Inversiones, S.L.	(164)	(84)
Grupo BBVA Portugal	(177)	(188)
Participaciones Arenal, S.L.	(180)	(181)
BBVA Propiedad S.A.	(233)	(194)
Anida Operaciones Singulares, S.L.	(853)	(816)
Grupo BBVA USA Bancshares	(1,648)	(852)
Rest	92	66
Subtotal	18,959	17,580
Reserves (losses) of entities accounted for using the equity method:
Grupo CITIC	863	431
Tubos Reunidos, S.A.	50	51
Occidental Hoteles Management, S.L.	(91)	(72)
Rest	(37)	(50)
Subtotal	785	360
Total Reserves	19,744	17,940

(*) Correspond to the Reserve of the Bank after adjustments made by the consolidation process.

For the purpose of allocating the reserves and accumulated losses to the consolidated companies and to the holding, the transfers of reserves arising from the dividends paid and transactions between these companies are taken into account in the period in which they took place.

30.	Treasury stock

In the six months ended June 30, 2012 and 2011, the Group companies carried out the following transactions with shares issued by the Bank:

	June 2012		June 2011
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	46,398,183	300	58,046,967	552
+ Purchases	412,976,115	2,370	310,294,256	2,593
- Sales and other changes	(380,032,921)	(2,241)	(326,323,613)	(2,745)
+/- Derivatives over BBVA shares	-	1	-	(46)
+/- Other changes	-	-	-	-
Balance at the end	79,341,377	430	42,017,610	354
Of which:	-	-	-	-
Held by BBVA, S.A.	1,683,741	19	2,483,144	32
Held by Corporación General Financiera, S.A.	77,594,670	411	39,533,937	322
Held by other subsidiaries	62,966	0	529	-
Average purchase price in euros	5.74	-	8.36	-
Average selling price in euros	5.88	-	8.49	-
Net gain or losses on transactions (Stockholders” funds-Reserves)	-	(5)	-	17

The percentages of treasury stock held by the Group in the six months ended June 30, 2012 and 2011 are as follows:

	June 2012		June 2011
Treasury Stock	Min	Max	Min	Max
% treasury stock	0.71%	2.02%	0.65%	1.53%

As of June 30, 2012 and December 31, 2011, the number of BBVA shares accepted as a pledge for finance extended by the Group is as follows:

Shares of BBVA Accepted in Pledge	June 2012	December 2011
Number of shares in pledge	132,673,878	119,003,592
Nominal value	0.49	0.49
% of share capital	2.71%	2.43%

The number of BBVA shares owned by third parties but managed by a company in the Group as of June 30, 2012 and December 31, 2011 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	June 2012	December 2011
Number of shares property of third parties	108,001,266	104,069,727
Nominal value	0.49	0.49
% of share capital	2.01%	2.12%

31.	Valuation adjustments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Valuation Adjustments	Notes	June 2012	December 2011
Available-for-sale financial assets	12.4	(1,882)	(682)
Cash flow hedging		34	30
Hedging of net investments in foreign transactions		(400)	(158)
Exchange differences		(665)	(1,937)
Non-current assets held for sale		1	-
Entities accounted for using the equity method		316	188
Other valuation adjustments (*)		(239)	(228)
Total		(2,835)	(2,787)
(*) Actuarial gains and losses (see note 2.2.12).

The balances recognized under these headings are presented net of tax.

32.	Non-controlling interests

The breakdown by groups of consolidated companies of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Non-Controlling Interest	June 2012	December 2011
BBVA Colombia Group	46	42
BBVA Chile Group	462	409
BBVA Banco Continental Group	588	580
BBVA Banco Provincial Group	773	655
BBVA Banco Francés Group	190	162
Other companies	41	45
Total	2,100	1,893

These amounts are broken down by groups of consolidated companies under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Net Income attributed to Non-Controlling Interests	June 2012	June 2011
BBVA Colombia Group	7	4
BBVA Chile Group	53	59
BBVA Banco Continental Group	99	71
BBVA Banco Provincial Group	128	86
BBVA Banco Francés Group	32	24
Other companies	3	2
Total	322	246

33.	Capital base and capital management

Capital base

Bank of Spain Circular 3/2008, of 22 May 2008, and its subsequent amendments (the most recent by Bank of Spain Circulars 4/2011, of 30 November 2011, and 9/2010 of 22 December 2010), on the calculation and control of minimum capital base requirements, regulate the minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated groups– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

The minimum capital base requirements established by Circular 3/2008 are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said Circular and the internal Corporate Governance obligations.

Circular 3/2008 implements Spanish regulations on capital base and consolidated supervision of financial institutions, as well as adapting Spanish law to the relevant European Union Capital Requirements Directives, in compliance with the accords by the Committee on Banking Supervision of the Bank for International Settlements in Basel.

Specifically, within the framework of the new accords reached by this Committee, and its implementation by the European Commission, the transfer process to the Spanish solvency regulations under CRD2 (Directives 2009/111, 2009/27 and 2009/83) and CRD3 (Directive 2010/76) was completed. Thus, modifications affecting the definition of eligible capital, transactions related to securitizations, the monitoring of remuneration policies, management of liquidity risks and the requirements for financial instruments held for trading were incorporated into the Spanish regulatory framework.

The BBVA Group is complying with the requirements introduced by the implementation of CRD2 and CRD3, and in addition is preparing for the significant modifications that will probably take place in the regulatory framework for the solvency of financial entities in 2013, both with respect to the capital framework for banks (known as “Basel III”) and insurance entities (“Solvency II”).

As of June 30, 2012 and December 31, 2011, the Group’s capital exceeded the minimum capital base level required by Bank of Spain regulations in force on each date, as shown below:

	Millions of Euros
Capital Base	June 2012 (*)	December 2011
Basic equity	37,126	35,507
Common Stock	2,637	2,403
Parent company reserves	36,316	33,656
Reserves in consolidated companies	3,767	1,552
Non-controlling interests	1,973	1,669
Other equity instruments	3,019	5,189
Deductions (Goodwill and others)	(11,338)	(10,837)
Attributed net income (less dividends)	752	1,876
Additional equity	4,743	5,944
Other deductions	(5,205)	(5,303)
Additional equity due to mixed group (**)	1,074	1,070
Total Equity	37,738	37,218

Minimum equity required	26,563	26,563

(*) Provisional data.
(**) Mainly insurance companies in the Group.

The main changes in the six months ended June 30, 2012 in the capital levels shown in the above table are due to exchange differences and the actual earnings for the period. However, the conversion of the Convertible Bonds mentioned in Notes 23.4 and 27 has had no impact on the total calculation of the Group’s capital base, given that said bonds were already considered eligible for the purposes of the Group’s basic funds from the date on which they were subscribed and paid since they were mandatory convertible upon maturity. The reduction in additional capital is due to the repayment of eligible subordinated debt issues (see Note 23.4).

In addition to that established in Circular 3/2008, Spanish financial groups and entities must comply with the capital requirements set forth by Royal Decree-Law 2/2011 of 18 February 2011 reinforcing the Spanish financial system. This standard was issued for the purpose of reinforcing the solvency of the Spanish financial entities. It established a new minimum requirement in terms of core capital on risk-weighted assets which is more restrictive than the one set out in the aforementioned Circular, and that must be greater than 8% or 10%, as appropriate. As of June 30, 2012, the BBVA Group’s ratio exceeded the corresponding minimum requirement of 8%, at 9.6% (provisional figures).

Other requirements on minimum capital levels

On October 26, 2011, the European Banking Authority (EBA), announced an exercise carried out together with competent national authorities on the capital levels of 71 financial institutions across Europe, based on data as of September 30, 2011.

As a result of this study, and in order to restore market confidence in the European financial system, the EBA issued a recommendation a new minimum capital level in the ratio known as Core Tier 1 (“CT1”) by June 30, 2012, in order to address, among other issues, the current sovereign risk crisis in Europe. As of June 30, 2012, the BBVA Group’s Core Tier I capital was 9.2% (provisional figures), above the minimum required level of 9%.

As indicated in Note 2.4, within the conditions resulting from the agreement announced on July 20, Spanish financial institutions are required to maintain a minimum of 9% in the Core Tier I ratio as defined by the EBA. The BBVA Group believes that it has the capacity to take appropriate measures to maintain these levels to December 31, 2012.

Capital management

Capital management in the BBVA Group has a twofold aim:

–	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

–

Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinate debt.

This capital management is carried out in accordance with the criteria of the Bank of Spain Circular 3/2008 and subsequent amendments both in terms of determining the capital base and the solvency ratios. Prudential and minimum capital requirements also have to be met for the subsidiaries subject to prudential supervision in other countries.

This regulation allows each entity to apply its own internal ratings based (IRB) approach to risk and capital management. The BBVA Group carries out an integrated management of these risks in accordance with its internal policies (see Note 7) and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios.

Capital is allocated to each business area of the BBVA Group (see Note 6) according to economic risk capital (ERC) criteria, which are based on the concept of unexpected loss with a specific confidence level, as a function of a solvency target determined by the Group, at two levels:

–	Core capital, which determines the allocated capital and is used as a reference to calculate the return on equity (ROE) generated by each business; and

–	Total capital, which determines the additional allocation in terms of subordinate debt and preferred securities.

Due to its sensitivity to risk, CaR is an element linked to management policies of the BBVA Group businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred and makes it easier to compare profitability. The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet, equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. Internal models were used that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

34.	Contingent risks and commitments

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Contingent Risks and Commitments	June 2012	December 2011
Contingent Risks
Collateral, bank guarantees and indemnities	32,259	31,103
Rediscounts, endorsements and acceptances	125	88
Letter of credit and others	8,513	8,713
Total Contingent Risks	40,897	39,904
Contingent Commitments
Drawable by third parties:	89,464	88,978
Credit institutions	2,050	2,417
Government and other government agency	2,187	3,143
Other resident sectors	22,148	24,119
Non-resident sector	63,079	59,299
Other contingent commitments	7,683	4,788
Total Contingent Commitments	97,147	93,766

Total Contingent Risks and Commitments	138,044	133,670

Since a significant portion of the amounts above will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In the six months ended June 30, 2012 and 2011, no issuance of debt securities carried out by associate entities of the BBVA Group, jointly controlled entities (accounted for using the equity method) or non-Group entities has been guaranteed by any company in the BBVA Group.

35.	Assets assigned to other own and third-party obligations

In addition to those assets mentioned in other Notes in these interim financial statements (see Notes 13 and 26), as of June 30, 2012 and December 31, 2011, the assets of consolidated entities that guaranteed their own obligations amounted to €124,206 million and €101,108 million, respectively. These amounts mainly correspond to loans linked to the issue of long-term covered bonds (see Note 23.3) which, pursuant to the Mortgage Market Act, are admitted as collateral for the issue of covered bonds (€56,666 million as of June 30, 2012); and to assets allocated as collateral for certain lines of short-term finance assigned to the BBVA Group by central banks (€49,689 million as of June 30, 2012).

As of June 30, 2012 and December 31, 2011, there were no other BBVA Group assets linked to any third-party obligations.

36.	Other contingent assets and liabilities

As of June 30, 2012 and December 31, 2011, there were no contingent assets or liabilities for significant amounts other than those recorded in these financial statements.

37.	Purchase and sale commitments and future payment obligations

The breakdown of sale and purchase commitments of the BBVA Group as of June 30, 2012 and December 31, 2011 is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	June 2012	December 2011
Financial instruments sold with repurchase commitments		77,047	77,138
Central Banks	9	17,130	9,199
Credit Institutions	23.1	27,735	23,452
Government and other government agencies	23.2	17,138	24,016
Other resident sectors	23.2	10,679	14,154
Non-resident sectors	23.2	4,365	6,317
Financial instruments purchased with resale commitments		14,890	11,110
Central Banks	9	396	495
Credit Institutions	13.1	7,532	5,788
Government and other government agencies	13.2	-	-
Other resident sectors	13.2	6,606	4,621
Non-resident sectors	13.2	356	206

Future payment obligations other than those mentioned in the notes above correspond mainly to short-term (under 1 year) obligations amounting to around €127 million for leases payable derived from operational leasing contracts, and around €43 million for obligations derived from the purchase of IT projects and others.

38.	Transactions for the account of third parties

As of June 30, 2012 and December 31, 2011, the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	June 2012	December 2011
Financial instruments entrusted by third parties	491,895	540,519
Conditional bills and other securities received for collection	7,155	6,681
Securities received in credit	3,462	2,303

As of June 30, 2012 and December 31, 2011, the off-balance sheet customer funds managed by the BBVA Group are as follows:

	Millions of Euros
Off-Balance Sheet Customer Funds by Type	June 2012	December 2011
Commercialized by the Group
Investment companies and mutual funds	39,890	43,134
Pension funds	81,084	73,783
Customer portfolios managed on a discretionary basis	26,321	26,349
Of which:	-	-
Portfolios managed on a discretionary	10,614	11,179
Commercialized by the Group managed by third parties outside the Group
Investment companies and mutual funds	50	50
Pension funds	16	17
Saving insurance contracts	-	-
Total	147,361	143,333

39.	Interest income and expense and similar Items

39.1	Interest and similar income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Origin.	June 2012	June 2011
Central Banks	111	129
Loans and advances to credit institutions	220	252
Loans and advances to customers	9,906	8,921
Government and other government agency	442	343
Resident sector	2,950	2,995
Non resident sector	6,514	5,583
Debt securities	1,944	1,632
Held for trading	613	548
Available-for-sale financial assets and held-to-maturity investments	1,331	1,084
Rectification of income as a result of hedging transactions	(177)	(94)
Insurance activity	481	467
Other income	283	194
Total	12,768	11,501

The amounts recognized in consolidated equity in the two periods in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during these periods are given in the accompanying “Consolidated statements of recognized income and expenses.”

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Income Resulting from Hedge Accounting	June 2012	June 2011
Cash flow hedging	26	29
Fair value hedging	(203)	(123)
Total	(177)	(94)

39.2	Interest and similar expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest and Similar Expenses. Breakdown by Origin	June 2012	June 2011
Bank of Spain and other central banks	157	46
Deposits from credit institutions	867	681
Customers deposits	2,464	2,580
Debt certificates	1,470	1,400
Subordinated liabilities	354	366
Rectification of expenses as a result of hedging transactions	(508)	(603)
Cost attributable to pension funds (Note 26)	131	132
Insurance activity	334	321
Other charges	159	189
Total	5,428	5,112

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Expenses Resulting from Hedge Accounting	June 2012	June 2011
Cash flow hedging	1	1
Fair value hedging	(509)	(604)
Total	(508)	(603)

39.3	Average return on investments and average borrowing cost

The details of the average return on investments in the six months ended June 30, 2012 and 2011 are as follows:

	Millions of Euro
	June 2012			June 2011
Asset	Average Balances	Interest and Similar Income	Interest Rates (%)	Average Balances	Interest and Similar Income	Interest Rates (%)
Cash and balances with central banks	23,227	111	0.96	20,381	129	1.27
Securities portfolio and derivatives	161,132	2,297	2.87	136,002	2,026	3.00
Loans and advances to credit institutions	25,939	252	1.95	27,565	314	2.30
Loans and advances to customers	351,321	10,019	5.73	339,229	8,963	5.33
Euros	213,411	3,688	3.48	220,969	3,594	3.28
Foreign currency	137,910	6,330	9.23	118,260	5,369	9.16
Other assets	41,530	89	0.43	34,958	70	0.40
Totals	603,149	12,768	4.26	558,135	11,501	4.16

The average borrowing cost in the six months ended June 2012 and 2011 is as follows:

	Millions of Euros
	June 2012			June 2011
Liabilities	Average Balances	Interest and Similar Expenses	Interest Rates (%)	Average Balances	Interest and Similar Expenses	Interest Rates (%)
Deposits from central banks and credit institutions	97,495	1,147	2.37	69,895	900	2.60
Customer deposits	279,542	2,536	1.82	276,723	2,623	1.91
Euros	146,569	985	1.35	152,589	1,127	1.49
Foreign currency	132,973	1,551	2.35	124,134	1,496	2.43
Debt certificates and subordinated liabilities	103,041	1,395	2.72	112,724	1,236	2.21
Other liabilities	81,591	349	0.86	60,982	353	1.17
Equity	41,481	-	-	37,811	-	-
Totals	603,149	5,428	1.81	558,135	5,112	1.85

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros

	June 2012 / 2011			June 2011 / 2010
Interest Income and Expense and Similar Items. Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	18	(36)	(18)	4	10	14
Securities portfolio and derivatives	381	(109)	272	(159)	203	44
Loans and advances to credit institutions	(18)	(44)	(62)	15	58	73
Loans and advances to customers	345	711	1,056	230	706	936
Euros	(113)	208	95	37	11	48
Foreign currency	910	51	961	289	599	888
Other assets	13	6	19	68	976	(11)
Interest and similar incomes	962	305	1,267	68	976	1,044
Deposits from central banks and credit institutions	359	(111)	248	68	976	167
Customer deposits	34	(121)	(87)	126	1,034	1,160
Euros	(41)	(100)	(142)	136	625	761
Foreign currency	111	(56)	55	(149)	548	399
Debt certificates and subordinated liabilities	(103)	262	159	(103)	201	98
Other liabilities	121	(124)	(4)	(4)	171	167
Interest and similar expenses	428	(111)	316	23	1,569	1,592
Net Interest Income			951			(548)
(1) The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2) The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

40.	Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 41), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	June 2012	June 2011
Dividends from:
Financial assets held for trading	82	63
Available-for-sale financial assets	256	219
Total	338	282

41.	Share of profit or loss of entities accounted for using the equity method

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

	Millions of Euros

Investments in Entities Accounted for Using the Equity Method	June 2012	June 2011
CITIC Group	364	256
Corporación IBV Participaciones Empresariales, S.A.	4	1
Occidental Hoteles Management, S.L.	(7)	(11)
Metrovacesa, S.A.	(10)	-
Tubos Reunidos, S.A.	5	(3)
Rest	15	-
Total	371	243

42.	Fee and commission income

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Income	June 2012	June 2011
Commitment fees	88	60
Contingent risks	174	154
Letters of credit	29	27
Bank and other guarantees	145	127
Arising from exchange of foreign currencies and banknotes	15	15
Collection and payment services income	1,458	1,261
Bills receivables	36	32
Current accounts	203	172
Credit and debit cards	885	738
Checks	111	117
Transfers and others payment orders	159	143
Rest	64	59
Securities services income	855	835
Securities underwriting	42	39
Securities dealing	98	103
Custody securities	164	174
Investment and pension funds	478	449
Rest assets management	73	71
Counseling on and management of one-off transactions	4	6
Financial and similar counseling services	19	32
Factoring transactions	20	17
Non-banking financial products sales	54	51
Other fees and commissions	307	314
Total	2,994	2,745

43.	Fee and commission expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Expenses	June 2012	June 2011
Brokerage fees on lending and deposit transactions	2	2
Fees and commissions assigned to third parties	406	322
Credit and debit cards	339	254
Transfers and others payment orders	21	16
Securities dealing	8	8
Rest	38	44
Other fees and commissions	155	140
Total	563	464

44.	Gains (losses) on financial assets and liabilities (net)

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Heading of the Balance Sheet	June 2012	June 2011
Financial assets held for trading	188	669
Other financial assets designated at fair value through profit or loss	74	15
Other financial instruments not designated at fair value through profit or loss	504	45
Available-for-sale financial assets	319	99
Loans and receivables	23	21
Rest	162	(75)
Total	766	729

The breakdown of the balance under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Nature of the Financial Instrument	June 2012	June 2011
Debt instruments	365	409
Equity instruments	(350)	536
Loans and advances to customers	29	21
Derivatives	619	(249)
Customer deposits	30	4
Rest	73	8
Total	766	729

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Derivatives Trading and Hedging	June 2012	June 2011
Trading derivatives
Interest rate agreements	431	(35)
Security agreements	187	(285)
Commodity agreements	(20)	6
Credit derivative agreements	(41)	(47)
Foreign-exchange agreements	(66)	171
Other agreements	(2)	2
Subtotal	489	(188)
Hedging Derivatives Ineffectiveness
Fair value hedging	130	(61)
Hedging derivative	(298)	(486)
Hedged item	428	425
Cash flow hedging	-	-
Subtotal	130	(61)
Total	619	(249)

In addition, in the six months ended 2012 and 2011, under the heading “Exchange differences (net)” of the income statement, a negative €173 million and a positive €87 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

45.	Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Income	June 2012	June 2011
Income on insurance and reinsurance contracts	2,035	1,618
Financial income from non-financial services	359	277
Of Which: Real estate companies	94	52
Rest of other operating income	460	133
Of Which: Net operating income from rented buildings	28	26
Total	2,854	2,028

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Expenses	June 2012	June 2011
Expenses on insurance and reinsurance contracts	1,540	1,179
Change in inventories	157	113
Of Which: Real estate companies	87	44
Rest of other operating expenses	1,059	594
Of Which: Contributions to guaranteed banks deposits funds	328	219
Total	2,756	1,886

46.	Administration costs

46.1	Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Personnel Expenses	Notes	June 2012	June 2011
Wages and salaries		2,161	1,982
Social security costs		341	310
Defined-benefit plan expense	26.2	28	27
Defined-contribution plan expense	26.1	46	38
Other personnel expenses		232	225
Total		2,808	2,582

The breakdown of the average number of employees in the BBVA Group in the six months ended June 30, 2012 and 2011, by professional categories and geographical areas, is as follows:

	Average Number of Employees
Average Number of Employees by Geographical Areas (*)	June 2012	June 2011
Spanish banks
Executive managers	1,132	1,107
Other line personnel	21,235	20,973
Clerical staff	3,889	4,556
Branches abroad	899	779
Subtotal	27,154	27,415
Companies abroad
Mexico	28,060	26,614
Venezuela	5,425	5,432
Argentina	5,097	4,624
Colombia	4,627	4,374
Peru	4,815	4,700
United States	11,159	11,395
Other	5,795	5,504
Subtotal	64,978	62,643
Pension fund managers	7,764	6,637
Other non-banking companies	11,589	12,033
Total	111,485	108,728

(*) Turkey is not included.

The breakdown of the number of employees in the BBVA Group as of June 30, 2012 and 2011, by category and gender, is as follows:

Number of Employees at the period end Professional Category and Gender	June 2012		June 2011
	Male	Female	Male	Female
Executive managers	1,743	362	1,730	350
Other line personnel	25,103	22,494	24,291	20,640
Clerical staff	26,564	36,339	26,545	36,099
Total	53,410	59,195	52,566	57,089

46.1.1	Share-based employee remuneration

Variable Share-based Remuneration System

BBVA’s AGM held on March 11, 2011 approved a variable share-based remuneration system for the BBVA management team, including the executive directors and members of the Management Committee (the “Variable Share-Based Remuneration System” or the “System”). It conditions for 2012 were approved by BBVA’s AGM on March 16, 2012.

This system is based on a specific incentive for members of the Executive Team (the “Incentive”). It consists of an annual assignment to each beneficiary of a number of units that serve as the basis used to calculate the number of shares that may correspond to them at the settlement of the Incentive, according to the level of compliance with indicators established each year by the AGM and taking into account the total shareholder return (TSR), the Group’s recurring Economic Profit (EP) and the Group’s net attributable profit.

This Incentive, together with the ordinary variable remuneration in cash that corresponds to each executive, constitutes the annual variable remuneration (the “Annual Variable Remuneration”).

At the close of each year, the number of units assigned is divided into three parts, each associated to one of the indicators according to the weights determined for them at the time. Each part is then multiplied by a coefficient ranging from 0 to 2, based on a scale defined each year for each of the indicators.

The resulting shares are subject to the following retention criteria:

-	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

-	30 percent of the shares are transferable one year after the settlement date of the incentive; and

-	The remaining 30 percent are transferable starting two years after the settlement date of the incentive.

In addition to the above, the Bank has a specific variable remuneration settlement and payment system for those Bank employees and executive managers (including executive board members and members of the Management Committee) whose professional activities that may significantly influence the Bank’s risk profile or who perform control functions.

The specific settlement and payment rules for the Annual Variable Remuneration of executive board members and members of the Management Committee are described in Note 56. The following rules are applied to the rest of the group mentioned above (the “Identified Staff”):

-	At least 50% of the total Annual Variable Remuneration of the executive team members of the Identified Staff shall be paid in BBVA shares.

-	The Identified Staff who are not members of the executive team shall receive 50% of their ordinary variable remuneration in BBVA shares.

-	Payment of 40% of the variable remuneration, in both cash and shares, shall be deferred, with the deferred amount being paid over a period of three years.

-

All shares awarded under the aforementioned rules shall not be available for one year from their award. This restriction shall be applied on the net value of the shares, after deducting the part necessary for the beneficiaries to meet their tax liabilities on the shares received. Hedging using shares that have been delivered but are unavailable and shares pending receipt shall not be permitted.

-

In addition, under certain circumstances payment of the Annual Variable Remuneration that is deferred and pending payment may be limited or even stopped, and it has been decided to update these deferred amounts.

The cost of these plans is accrued throughout their life. The associated expense in the six months ended June 30, 2012 and 2011 amounted to €20 million and €32 million, respectively. It is recognized under the heading “Personnel expenses – Other personnel expenses” in the accompanying consolidated income statements, and a balancing entry has been made under the heading “Stockholders’ funds – Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

Multi-year Variable Remuneration Plan 2010/2011

The duration of the Multi-Year Variable Share-Based Remuneration Program for 2010-2011, approved by the AGM on March 12, 2010, was concluded on December 31, 2011. At this point, under the terms established in the Program itself and approved by the AGM, the conditions for its settlement were determined by comparing BBVA’s TSR with that of 18 of its international peers during the period that the Program was in operation. BBVA was in 4th place in the comparative table, giving a multiplier ratio of 2 to be applied to the units assigned to each beneficiary. As of December 31, 2011 the units assigned amounted to 3,215,909.

This Program incorporated some restrictions to granting shares to the beneficiaries after the settlement. These shares are available as follows:

-	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

-	30 percent of the shares are transferable one year after the settlement date of the Program; and

-	The remaining 30 percent are transferable starting two years after the settlement date of the Program.

After this Program had been established by the AGM, Royal Decree 771/2011 was published, requiring the application of certain deferment, unavailability and limitation rules to the remuneration granted and still unpaid prior on its entry into force, and referring to services rendered since 2010.

The law meant that the requirements established under the aforementioned Royal Decree 771/2011 must be applied to the 2010-2011 Program. Therefore, the Bank’s AGM, held on March 16, 2012, approved the modification of the settlement and payment system of the 2010-2011 Program to adapt it to the terms of Royal Decree 771/2011.

These specific rules will only be applied to those executives, including executive directors and members of the Management Committee, who are beneficiaries of this Program and whose professional activity may significantly influence the entity’s risk profile. In this case, settlement and payment of the shares corresponding to the Program will be made under the scheme defined for that effect, as explained in Note 56.

The corresponding shares were delivered in the first quarter of 2012 under the conditions stipulated above.

BBVA Compass Long-Term Incentive Plan

The Remuneration Committee of BBVA Compass has approved various long-term remuneration plans with BBVA shares for members of the management team and key employees of the entity and its affiliates.

2009-2011 Plan: In accordance with the Plan’s conditions, approved on November 27, 2009 by the Remuneration Committee of BBVA Compass, on its completion a total of 527,999 shares were delivered in the first half of 2012.

2010-2012 Plan: In May 2010, the Remuneration Committee of BBVA Compass approved a new long-term share-based remuneration plan solely for members of the executive team of BBVA Compass and its key staff, for the period 2010-2012, with a completion date on December 31, 2012.

As of June 30, 2012, the maximum number of “restricted share units” recorded in 2010 to pay for the plan was 1,024,019.

46.2	General and administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
General and Administrative Expenses	June 2012	June 2011
Technology and systems	349	305
Communications	168	149
Advertising	186	189
Property, fixtures and materials	455	422
Of which: Rent expenses (*)	259	232
Taxes	207	190
Other administration expenses	630	596
Total	1,995	1,851
(*) The consolidated companies do not expect to terminate the lease contracts early.

47.	Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Depreciation and Amortization	Notes	June 2012	June 2011
Tangible assets	19	282	246
For own use		269	233
Investment properties		10	9
Operating lease		3	4
Other Intangible assets	20.2	188	158
Total		470	404

48.	Provisions (net)

In the first six months ended June 30, 2012 and 2011, the net allowances charged to the income statement under the headings “Provisions for pensions and similar obligations”, “Provisions for contingent risks and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” in the accompanying consolidated income statements are as follows:

		Millions of Euros
Provisions (Net)	Notes	June 2012	June 2011
Provisions for pensions and similar obligations	26	105	160
Provisions for contingent risks and commitments	7.1.8	42	(9)
Provisions for taxes and other legal contingencies	25	7	8
Other Provisions	25	76	75
Total		230	234

49.	Impairment losses on financial assets (net)

The breakdown of impairment losses on financial assets by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros
Impairment Losses on Financial Assets (Net)	Notes	June 2012	June 2011
Available-for-sale financial assets	12	27	8
Debt securities		(2)	7
Other equity instruments		29	1
Held-to-maturity investments	14	-	-
Loans and receivables	7.1.8	3,240	1,978
Of which:
Recovery of written-off assets		160	143
Total		3,267	1,986

50.	Impairment losses on other assets (net)

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros
Impairment Losses on Other Assets (Net)	Notes	June 2012	June 2011
Goodwill	20.1 - 17	34	-
Other intangible assets	20.2	-	-
Tangible assets	19	14	41
For own use		-	5
Investment properties		14	36
Inventories	22	207	140
Rest		14	3
Total		269	184

51.	Gains (losses) on derecognized assets not classified as non-current assets held for sale

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified as Non-current Assets Held for Sale	June 2012	June 2011
Gains
Disposal of investments in entities	30	40
Disposal of tangible assets and other	18	8
Losses:
Disposal of investments in entities	(20)	(22)
Disposal of tangible assets and other	(5)	(2)
Total	22	24

52.	Gains (losses) on non-current assets held for sale not classified as discontinued transactions

The main headings included in the balance under this heading in the accompanying consolidated income statements are as follows:

		Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale	Notes	June 2012	June 2011
Gains for real estate		(28)	108
Impairment of non-current assets held for sale	16	(258)	(173)
Total		(286)	(65)

53.	Consolidated statements of cash flows

Cash flows from operating activities fell in the six months ended June 30, 2012 by €5,116 million (compared with an increase of €8,293 million in the same period in 2011). The most significant causes of the change occurred under the headings of “Loans and receivables,” “Financial liabilities at amortized cost,” “Available-for-sale financial assets” and “Financial instruments held for trading.”

The most significant variations in cash flows from investment activities in the six months ended June 30, 2012 corresponded to “Tangible assets,” “Intangible assets,” “Non-current assets held for sale” and “Held-to-maturity investments,” due to portfolio amortization (Note 14).

Cash flows from financing activities decreased in the six months ended June 30, 2012 by €2,746 million (€337 million down in the same period in 2011). The biggest changes were the result of the acquisition and amortization of own equity instruments.

The table below breaks down the main cash flows related to investing activities as of June 30, 2012 and 2011:

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
June 2012	Investments (-)	Divestments (+)
Tangible assets	560	-
Intangible assets	201	-
Investments	-	-
Subsidiaries and other business units	-	3
Non-current assets held for sale and associated liabilities	211	-
Held-to-maturity investments	-	798
Other settlements related to investment activities	-	-

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
June 2011	Investments (-)	Divestments (+)
Tangible assets	448	-
Intangible assets	583	-
Investments	2	-
Subsidiaries and other business units	4,428	17
Non-current assets held for sale and associated liabilities	354	-
Held-to-maturity investments	-	-
Other settlements related to investment activities	-	-

54.	Accountant fees and services

The details of the fees for the services contracted by the companies in the BBVA Group in six months ended 2012 with their respective auditors and other audit companies are as follows:

Millions of Euros

Fees for Audits Conducted	2012
Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit	9.3
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	1.9
Fees for audits conducted by other firms	-

In the six months ended June 30, 2012, other companies in the BBVA Group also contracted services other than audits as follows:

Millions of Euros

Other Services Contracted	2012
Firms belonging to the Deloitte worldwide organization	2.1
Other firms	9.1
(*) Including €599 thousand related to fees for tax services.

The services provided by our auditors meet the independence requirements established under Law 44/2002, of 22 November 2002, on Measures Reforming the Financial System and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they do not include the performance of any work that is incompatible with the auditing function.

55.	Related party transactions

As financial institutions, BBVA and other companies in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are of little relevance and are carried out under normal market conditions.

55.1	Significant transactions with shareholders

As of June 30, 2012, the balances of transactions with shareholders considered significant as of this date and related parties (see Note 27) correspond to “Customer deposits,” at €32 million, “Loans and advances to customers,” at €194 million and “Contingent Risk,” at €55 million, all of them under normal market conditions.

55.2	Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and jointly controlled companies accounted for using the equity method (see Note 2.1), are as follows:

	Millions of Euros
Balances arising from transactions with Entities of the Group	June 2012	December 2011
Assets:
Loans and advances to credit institutions	562	520
Loans and advances to customers	381	372
Liabilities:
Deposits from credit institutions	2	5
Customer deposits	88	94
Debt certificates	-	-
Memorandum accounts:
Contingent risks	28	68
Contingent commitments	173	236

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associated and jointly controlled entities that are consolidated by the equity method are as follows:

	Millions of Euros
Balances of Income Statement arising from transactions with Entities of the Group	June 2012	June 2011
Income statement:
Financial incomes	9	6
Financial costs	1	1

There were no other material effects in the consolidated financial statements arising from dealings with these companies, other than the effects from using the equity method (see Note 2.1), and from the insurance policies to cover pension or similar commitments, as described in Note 26. As of June 30, 2012, the notional amount of the futures transactions arranged by the BBVA Group with those companies amounted to €830 million, of which €737 million corresponded to futures transactions with the CITIC Group.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

55.3	Transactions with members of the Board of Directors and the Management Committee

The information on the remuneration of the members of the BBVA Board of Directors and the Management Committee is included in Note 56.

As of June 30, 2012 and December 31, 2011, there was no amount drawn of the loans granted by the Group’s credit institutions to the members of the Bank’s Board of Directors and, at those dates, the loans granted by the Group’s credit institutions to the members of the Management Committee (excluding the executive directors), amounted to €7,143,000 and €6,540,000 respectively.

The amount drawn of the loans granted as of June 30, 2012 and December 31, 2011 to parties related to the members of the Bank’s Board of Directors amounted to €17,229,000 and €20,593,000, respectively. As of these dates, there were no loans granted to parties linked to members of the Bank’s Management Committee.

As of June 30, 2012, no guarantees had been granted to any member of the Board of Directors or Management Committee. As of December 31, 2011, no guarantees were granted to any member of the Board of Directors, and the amount of guarantees granted to members of the Bank’s Management Committee totaled €9,000.

As of June 30, 2012 and December 31, 2011, the amount drawn for guarantee and commercial loan transactions arranged with parties related to the members of the Bank’s Board of Directors and Management Committee totaled €6,752,000 and €10,825,000, respectively.

55.4	Transactions with other related parties

In the six months ended June 30, 2012 and in 2011, the Group did not perform any transactions with other related parties that did not belong to the normal course of their business, that were not under market conditions or that were relevant for the consolidated equity, financial situation or earnings of the BBVA Group.

56.	Remuneration and other benefits of the Board of Directors and Members of the Bank’s Management Committee

—	Remuneration of non-executive directors

The remuneration paid to non-executive directors who were members of the Board of Directors in the six months ended June 30, 2012 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Remuneration of Non-Executive Directors	Board of Directors	Standing- Executive Committee	Audit Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	64	-	36	-	51	-	151
Juan Carlos Álvarez Mezquíriz	64	83	-	-	20	-	168
Ramón Bustamante y de la Mora	64	-	36	54	-	-	154
José Antonio Fernández Rivero (1)	64	-	-	107	20	-	192
Ignacio Ferrero Jordi	64	83	-	-	-	21	169
Belén Garijo López (2)	43	-	-	-	-	-	43
Carlos Loring Martinez de Irujo	64	-	36	-	-	54	154
José Maldonado Ramos	64	83	-	-	20	21	190
Enrique Medina Fernández	64	83	-	54	-	-	201
Jose Luis Palao García-Suelto	64	-	89	54	-	-	207
Juan Pi Llorens	64	-	-	54	-	21	139
Susana Rodríguez Vidarte	64	-	36	-	20	21	142
Total	751	334	232	321	132	139	1,909
(1) Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of € 326 thousand in early retirement benefit as a former director of BBVA.
(2) Ms. Belén Garijo López was appointed as director of BBVA on March 16, 2012.

—	Remuneration of executive directors

The remuneration paid to executive directors in the six months ended June 30, 2012 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Remuneration of Executive Directors	Fixed Remuneration	Variable Remuneration (1)	Total	Variable Remuneration in BBVA Shares (1)
Chairman and CEO	983	1,000	1,983	155,479
President and COO	874	636	1,510	98,890
Total	1,857	1,636	3,493	254,369

(1)

Variable Annual Remuneration of the executive directors corresponding to 2011 and received in 2012. The Annual Variable Remuneration is made up of ordinary variable remuneration in cash and variable remuneration paid in shares, based on an incentive for the executive team of the BBVA Group.

(2)

In addition, executive directors were paid remunerations in kind and in other forms in the six months ended June 30, 2012 for a total amount of €25 thousand, of which €12 thousand correspond to the Chairman and CEO and €13 thousand to the President and COO.

In the six months ended June 30, 2012 the executive directors received the fixed remuneration corresponding to the first half of the year and 50% of the Annual Variable Remuneration in cash and shares for 2011, under the settlement and payment system agreed by the AGM held on March 11, 2011.

This settlement and payment system for the Annual Variable Remuneration (“Settlement and Payment System”) is applied to all categories of employees whose professional activities may significantly influence the Bank’s risk profile or who perform control functions. It also establishes the following conditions for executive directors and other members of the Management Committee:

-	At least 50% of the total Annual Variable Remuneration shall be paid in BBVA shares.

-	Payment of 50% of the variable remuneration, in both cash and shares, shall be deferred, with the deferred amount being paid over a period of three years.

-

All shares awarded under the aforementioned rules shall not be available for one year from their award. This restriction shall be applied on the net value of the shares, after deducting the part necessary for the beneficiaries to meet their tax liabilities on the shares received.

-

In addition, under certain circumstances payment of the Annual Variable Remuneration that is deferred and pending payment may be limited or even stopped, and it has been decided to update these deferred amounts.

In the case of executive directors, 50% of the Annual Variable Remuneration corresponding to 2011 shall be deferred and paid, subject to the above conditions, in thirds during the first quarter of 2013, 2014 and 2015. The Chairman and CEO shall thus receive €333,244 and 51,826 BBVA shares in each of these years and the President and COO €211,955 and 32,963 BBVA shares.

—	Remuneration of the members of the Management Committee (*)

The remuneration paid in the six months ended June 30, 2012 to the members of BBVA’s Management Committee amounted to a total of €4,854,000 in fixed remuneration and €4,492,000 and 694,089 in BBVA shares in variable remuneration.

In addition, the members of the Management Committee received remuneration in kind and other items to the value of €591,000 in the six months ended June 30, 2012.

The amounts received as variable remuneration amount to 50% of the Annual Variable Remuneration for 2011 for this group, under the Settlement and Payment System approved by the AGM in March 2011.

In the case of the Management Committee, 50% of the Annual Variable Remuneration corresponding to 2011 shall be deferred and paid, subject to the conditions set out in the Settlement and Payment System, in thirds during the first quarter of 2013, 2014 and 2015. This group shall thus receive €1,483,000 and 229,243 BBVA shares in each of these years.

(*) This section includes aggregate information on the members of the Management Committee who held this position in the six months ended June 30, 2012 (14 members), excluding executive directors.

—	Multi-Year Variable Share-Based Remuneration Program for 2010-2011

The duration of the Multi-Year Variable Share-Based Remuneration Program for 2010-2011, approved by the AGM on March 12, 2010, was concluded on December 31, 2011. At this point, under the terms established in the Program itself and approved by the AGM, the conditions for its settlement were determined by comparing BBVA’s TSR with that of 18 of its international peers during the period that the Program was in operation. BBVA was in 4th place in the comparative table, giving a multiplier ratio of 2 to be applied to the units assigned to each beneficiary.

By applying this multiplier ratio to the number of units assigned to the executive directors and other members of the Management Committee, the result was a total of 210,000 BBVA shares for the Chairman and CEO, 180,000 for the President and COO and 790,000 for the rest of the members of the Bank’s Management Committee.

The settlement and payment system initially agreed by the AGM in 2010 determined that the shares resulting from the settlement of the Program should be delivered to its beneficiaries before April 15, 2012, as follows: (i) 40 percent of the shares received will be freely transferable by the beneficiaries at the moment they are received; (ii) 30 percent of the shares received will be transferable one year after the settlement date of the Program; and (iii) the remaining 30 percent will be transferable starting two years after the settlement date of the Program.

As a result of the entry into force of Royal Decree 771/2011 in June 2011, on March 16, 2012 the AGM agreed to modify the Program’s settlement and payment system for beneficiaries who carried out professional activities that could have a significant effect on the Bank’s risk profile or who performed control functions, including executive directors and other members of the Management Committee. The modifications applied the requirements of this Royal Decree, which in the case of executive directors and members of the Management Committee meant the following:

-	They will receive only 50% of the shares due to them from the settlement of the Program before April 15, 2012, with the remaining 50% to be received in amounts of one third in 2013, 2014 and 2015.

-

All shares received under these rules shall be unavailable for one year from their award. This restriction shall be applied on the net value of the shares, after deducting the part necessary for the beneficiaries to meet their tax liabilities on the shares received.

-

Receipt of the deferred shares shall be subject to the non-occurrence of any situation that impedes or limits the provision of the Annual Variable Remuneration, which is also subject to updating. The above is in accordance the decision of the Bank’s Board of Directors.

In accordance with the settlement and payment system agreed by the AGM in 2012, in the six months ended June 30, 2012 the executive directors and remaining members of the Management Committee received 50% of the shares due to them under the settlement of the Program, i.e. 105,000 BBVA shares for the Chairman and CEO, 90,000 BBVA shares for the President and COO and a total of 397,000 for the remaining members of the Management Committee.

The deferred payment of the remaining 50% of the shares under the settlement of the Program corresponding to the executive directors and the other members of the Management Committee shall be made in amounts of one third in 2013, 2014 and 2015. As a result, the Chairman and CEO shall receive 35,000 BBVA shares in each of these years, the President and COO, 30,000 BBVA shares and the remaining members of the Management Committee a total of 131,000 BBVA shares, all subject to the conditions stipulated above.

—	Scheme for remuneration for non-executive directors with deferred distribution of shares

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the AGM held on March 18, 2006 and renewed for an additional 5-year period through a resolution by the AGM held on March 11, 2011.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors, equivalent to 20% of the total remuneration received by each in the previous year. This is based on the average closing prices of the BBVA shares on the sixty trading sessions prior to the dates of the ordinary general meetings approving the annual financial statements for each year.

The shares will be delivered to each beneficiary, as appropriate, on the date he or she leaves the position of director for any reason except serious breach of duties.

The number of “theoretical shares” allocated to non-executive directors who are beneficiaries of the deferred share distribution system in the six months ended June 30, 2012, corresponding to 20% of the total remuneration received by each in 2011, is as follows:

Scheme for Remuneration of Non-Executive Directors with Deferred Distribution of Shares	Theoretical Shares assigned in 2012	Accumulated Theoretical Shares June 30, 2012
Tomás Alfaro Drake	8,987	28,359
Juan Carlos Álvarez Mezquíriz	10,061	57,534
Ramón Bustamante y de la Mora	9,141	54,460
José Antonio Fernández Rivero	11,410	50,224
Ignacio Ferrero Jordi	10,072	58,117
Carlos Loring Martínez de Irujo	9,147	42,245
José Maldonado Ramos	10,955	17,688
Enrique Medina Fernández	11,979	73,293
Jose Luis Palao García-Suelto	9,355	9,355
Juan Pi Llorens	2,712	2,712
Susana Rodríguez Vidarte	8,445	39,484
Total	102,264	433,471

—	Pension commitments

The provisions recorded as of June 30, 2012 for pension commitments to the President and COO are €17,188,000, of which €425,000 have been allocated in the six months ended June 30, 2012. As of the aforementioned date, there are no other pension obligations to executive directors.

Also, €114 thousand in insurance premiums was paid on behalf of non-executive directors who are members of the Board of Directors.

The provisions recorded as of June 30, 2012 for pension commitments for the Management Committee members, excluding executive directors, amounted to €64,601,000. Of this amount, €4,158,000 was charged against earnings for the six months ended June 30, 2012.

—	Termination of the contractual relationship

There were no commitments as of June 30, 2012 for the payment of compensation to executive directors.

In the case of the President and COO, the contract lays down that in the event that he loses this status due to a reason other than his own will, retirement, disability or dereliction of duty, he shall take early retirement with a pension, which can be received as a life annuity or lump sum equivalent to 75% of his pensionable salary, if this occurs before he reaches the age of 55, or 85% after that age.

In the six months ended June 30, 2012 one member of the Management Committee left the group, as a result of which a payment was made of €1,302,000.

57.	Details of the directors’ holdings in companies with similar business activities

Pursuant to Article 229.2 of the Spanish Corporations Act, as of June 30, 2012 no member of BBVA’s Board of Directors had a direct or indirect ownership interest in companies engaging in an activity that is identical, similar or complementary to the corporate purpose of BBVA, except for Ms. Belén Garijo López, who at that date held a direct holding of 3,350 shares in Bankia, S.A., and Mr. José Luis Palao García-Suelto, who at that date, held a direct holding of 4,232 shares in Banco Santander, S.A. and 5,147 shares in Caixabank, S.A. Moreover, no members of the Board of Directors of the Bank hold executive or administrative positions or functions at these companies.

It is also indicated that as of June 30, 2012 persons linked to the members of the Board of Directors of the Bank held 54,991 shares in Banco Santander, S.A., 414 shares in Banco Español de Crédito S.A. (Banesto) and 3 shares in Bankinter, S.A.

58.	Other information

58.1	Environmental impact

Given the activities in which the BBVA Group companies engage, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of June 30, 2012, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Economy Order JUS/206/2009, of January 28, implementing new forms for the use of entities obliged to publish such information when filing their annual accounts in the Companies Register, and no specific disclosure of information on environmental matters is included in these statements.

58.2	Breakdown of agents of credit institutions

The list of BBVA agents as required by Article 22 of Royal Decree 1245/1995 of July 14,1995, of the Ministry of Economy and Finance, is included in the Bank’s individual financial statements for 2011.

58.3	Report on the activity of the Customer Care Service and the Customer Ombudsman

The report on the activity of the Customer Care Service and the Customer Ombudsman required pursuant to Article 17 of Ministry of Economy Order ECO/734/2004, of March 11, is included in the consolidated Management Report accompanying the consolidated annual financial statements for 2011.

58.4	Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the first half of the year

The table below lists the dividends per share paid in cash in the six months ended June 30, 2012 and in 2011 (cash basis accounting, regardless of the year in which they were accrued), but without including other shareholder remuneration, such as the “Dividend Option.” See Note 4 for a complete analysis of all shareholder remuneration in the six months ended June 30, 2012 and 2011.

	June 2012			June 2011
Dividends Paid (*) (“Dividend Option” not included)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	20%	0.10	490	18%	0.09	404
Rest of shares	-	-	-	-	-	-
Total dividends paid in cash (*)	20%	0.10	490	18%	0.09	404
Dividends with charge to income	20%	0.10	490	18%	0.09	404
Dividends with charge to reserve or share premium	-	-	-	-	-	-
Dividends in kind	-	-	-	-	-	-
(*) Only included dividends paid in cash each year (cash-flows criteria), regardless of the year there were accrued.

Earnings and ordinary income by business segment

The breakdown of the consolidated net income for six months ended June 30, 2012 and for 2011, by business segment, is as follows:

	Millions of Euros
Net Income attributed by Bussiness Areas	June 2012	June 2011
Spain	(221)	896
Eurasia	576	447
Mexico	865	870
South America	703	526
The United States	245	180
Subtotal Business areas	2,168	2,919
Corporate Activities	(658)	(579)
Net Income attributed to parent company	1,510	2,340
Non-assigned income	-	-
Elimination of interim income (between segments)	-	-
Other gains (losses) (*)	322	246
Income tax and/or income from discontinued operations	272	558
Income before tax	2,104	3,144
(*) Net income attributed to non-controlling interests

For the six months ended June 30, 2012 and 2011, the breakdown of the BBVA Group’s ordinary revenue (gross income), made up of “Interest and similar income”, “Dividend income,” “Fee and commission income,” “Net gains (losses) on financial assets and liabilities” and “Other operating income,” is as follows:

	Millions of Euros
Ordinary Income by Business Areas	June 2012	June 2011
Spain	3,316	3,435
Eurasia	1,096	826
Mexico	2,877	2,840
South America	2,779	2,130
The United States	1,226	1,186
Corporate Activities	111	8
Adjustments and eliminations of ordinary income between segments	-	-
Total Ordinary Income BBVA Group	11,407	10,425

Issuances by market type

Changes in debt certificates (including bonds) and subordinated liabilities (see Note 23.3) in the six months ended June 30, 2012 and in 2011 by the type of market in which they were issued are as follows:

	Millions of Euros
Debt Certificates and Subordinated Liabilities June 2012	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	85,924	19,688	(25,338)	(1,614)	78,659
With information brochure	85,855	19,688	(25,338)	(1,614)	78,590
Without information brochure	69	-	(0)	(0)	69
Other debt certificates issued outside the European Union	11,425	1,348	(1,634)	280	11,419
Total	97,349	21,035	(26,973)	(1,334)	90,077

	Millions of Euros
Debt Certificates and Subordinated Liabilities June 2011	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	90,569	54,156	(50,293)	(5,320)	89,112
With information brochure	90,538	54,156	(50,293)	(5,320)	89,081
Without information brochure	31	-	-	-	31
Other debt certificates issued outside the European Union	12,031	2,774	(1,471)	1,813	15,147
Total	102,600	56,930	(51,764)	(3,507)	104,259

Interest and income by geographical area

The breakdown of the balance of “Interest and similar income” in the accompanying consolidated income statements by geographical area is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Geographical Area	June 2012	June 2011
Domestic market	4,666	4,834
Foreign	8,102	6,667
European Union	448	146
Rest of OECD	4,614	4,057
Rest of countries	3,040	2,464
Total	12,768	11,501
Of which:
BBVA, S.A.
Domestic market	4,457	4,290
Foreign	292	259
European Union	161	142
Rest of OECD	32	24
Rest of countries	99	93
Total	4,749	4,549

Average number of employees by gender

The breakdown of the average number of employees in the BBVA Group in the six months ended June 30, 2012 and 2011, by gender, is as follows:

Average Number of Employees	June 2012		June	2011
Breakdown by Gender	Male	Female	Male	Female

Average Number of Employees BBVA Group	53,100	58,385	52,265	56,463
Of which:
BBVA, S.A.	15,558	11,578	15,605	11,412

59.	Subsequent events

Since July 1, 2012 until the preparation of the accompanying consolidated financial statements, no other significant events (not mentioned above in these financial statements) have taken place that significantly affect the Group’s results or its equity position. The most significant events included in the Report can be found in: Note 2.4 – Other measures affecting the Spanish financial system; Note 3 – Acquisition of Unnim; Note 4 – Payment of the first interim dividend; and Note 27 – Capital increase for the conversion of Convertible Bonds - December 2011.

On September 27, 2012, BBVA filed with the SEC in a Form 6-K a relevant event relating to the free-of-charge capital increase resolved by the General Meeting of BBVA shareholders held on 16 March 2012, under agenda item four, section 4.2, by which a system of flexible shareholder remuneration called “Dividend Option” is to be instrumented. Accompanying this relevant event notice is an information document describing the free-of-charge capital increase for purposes of articles 26.1.e) and 41.1.d) of Royal Decree 1310/2005 of November 4.

On October 1, 2012, BBVA filed with the SEC in a Form 6-K a relevant event relating to the results of the Spanish banking sector stress test made by an independent consulting firm (see Note 2.4) which were disclosed by the Bank of Spain on September 28, 2012. Pursuant to such test, the capital ratio (common equity tier 1) of the BBVA Group in the most adverse scenario described therein was estimated to be above the minimum required.

Appendices

APPENDIX I

Unaudited Interim Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.

  APPENDIX I. FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA,S.A.

Balance sheets as of June 30, 2012 and December 31, 2011 of BBVA, S.A.
	Millions of Euros
ASSETS	June 2012	December 2011 (*)
CASH AND BALANCES WITH CENTRAL BANKS	6,111	13,629
FINANCIAL ASSETS HELD FOR TRADING	62,091	56,538
Loans and advances to credit institutions	-	-
Loans and advances to customers	-	-
Debt securities	9,720	7,898
Other equity instruments	1,544	997
Trading derivatives	50,827	47,643
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	-	-
Loans and advances to credit institutions	-	-
Loans and advances to customers	-	-
Debt securities	-	-
Other equity instruments	-	-
AVAILABLE-FOR-SALE FINANCIAL ASSETS	29,141	25,407
Debt securities	26,068	21,108
Other equity instruments	3,073	4,299
LOANS AND RECEIVABLES	264,012	262,923
Loans and advances to credit institutions	24,774	22,967
Loans and advances to customers	237,545	238,463
Debt securities	1,693	1,493
HELD-TO-MATURITY INVESTMENTS	10,157	10,955
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	197	146
HEDGING DERIVATIVES	3,733	3,681
NON-CURRENT ASSETS HELD FOR SALE	2,017	1,462
INVESTMENTS	28,240	27,954
Associates	4,566	4,159
Jointly controlled entities	3,992	3,933
Group entities	19,682	19,862
INSURANCE CONTRACTS LINKED TO PENSIONS	1,814	1,832
TANGIBLE ASSETS	1,480	1,504
Property, plants and equipment	1,480	1,503
For own use	1,480	1,503
Other assets leased out under an operating lease	-	-
Investment properties	-	1
INTANGIBLE ASSETS	575	567
Goodwill	-	-
Other intangible assets	575	567
TAX ASSETS	4,292	3,647
Current	287	282
Deferred	4,005	3,365
OTHER ASSETS	1,156	921
TOTAL ASSETS	415,016	411,166
(*) Presented for comparison purposes only

Balance sheets as of June 30, 2012 and December, 31 2011 of BBVA, S.A.
	Millions of Euros
LIABILITIES AND EQUITY	June 2012	December 2011 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	52,877	48,966
Deposits from central banks	-	-
Deposits from credit institutions	-	-
Customer deposits	-	-
Debt certificates	-	-
Trading derivatives	49,542	45,803
Short positions	3,335	3,163
Other financial liabilities	-	-
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	-	-
Deposits from central banks	-	-
Deposits from credit institutions	-	-
Customer deposits	-	-
Debt certificates	-	-
Subordinated liabilities	-	-
Other financial liabilities	-	-
FINANCIAL LIABILITIES AT AMORTIZED COST	321,729	323,518
Deposits from central banks	53,649	32,649
Deposits from credit institutions	50,241	44,676
Customer deposits	164,612	184,966
Debt certificates	42,123	46,559
Subordinated liabilities	6,686	9,895
Other financial liabilities	4,418	4,773
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	-	-
HEDGING DERIVATIVES	2,913	2,475
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	-	-
PROVISIONS	6,221	6,397
Provisions for pensions and similar obligations	4,759	4,966
Provisions for taxes and other legal contingencies	-	-
Provisions for contingent exposures and commitments	172	159
Other provisions	1,290	1,272
TAX LIABILITIES	379	373
Current	-	-
Deferred	379	373
OTHER LIABILITIES	1,955	1,786
TOTAL LIABILITIES	386,074	383,515

(*) Presented for comparison purposes only

Balance sheets as of June 30, 2012 and December, 31 2011 of BBVA, S.A.
	Millions of Euros
LIABILITIES AND EQUITY (Continued)	June 2012	December 2011 (*)
STOCKHOLDERS’ EQUITY	31,004	28,504
Common Stock	2,637	2,403
Issued	2,637	2,403
Less: Unpaid and uncalled (-)	-	-
Share premium	20,968	18,970
Reserves	7,077	6,817
Other equity instruments	15	29
Equity component of compound financial instruments	-	-
Other equity instruments	15	29
Less: Treasury stock (-)	(19)	(19)
Net Income	1,005	1,428
Less: Dividends and remuneration (-)	(679)	(1,124)
VALUATION ADJUSTMENTS	(2,062)	(853)
Available-for-sale financial assets	(1,977)	(782)
Cash flow hedging	(33)	(30)
Hedges of net investments in foreign operations	-	-
Exchange differences	(43)	(32)
Non-current assets held-for-sale	-	-
Other valuation adjustments	(9)	(9)
TOTAL EQUITY	28,942	27,651
TOTAL LIABILITIES AND EQUITY	415,016	411,166

	Millions of Euros
MEMORANDUM ITEM	June 2012	December 2011 (*)
CONTINGENT EXPOSURES	62,094	60,760
CONTINGENT COMMITMENTS	56,510	55,450

(*) Presented for comparison purposes only

Income Statements for the six months ended June 30, 2012 and 2011 of BBVA, S.A.

	Millions of Euros
	June 2012	June 2011 (*)
INTEREST AND SIMILAR INCOME	4,750	4,549
INTEREST AND SIMILAR EXPENSES	(2,580)	(2,594)
NET INTEREST INCOME	2,170	1,955
DIVIDEND INCOME	2,127	1,310
FEE AND COMMISSION INCOME	866	874
FEE AND COMMISSION EXPENSES	(156)	(140)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	492	320
Financial instruments held for trading	170	344

Other financial instruments at fair value through profit or loss	-	-
Other financial instruments not at fair value through profit or loss	322	(24)
Rest	-
EXCHANGE DIFFERENCES (NET)	(139)	122
OTHER OPERATING INCOME	51	51
OTHER OPERATING EXPENSES	(142)	(61)
GROSS INCOME	5,269	4,431
ADMINISTRATION COSTS	(1,796)	(1,771)
Personnel expenses	(1,119)	(1,109)
General and administrative expenses	(677)	(662)
DEPRECIATION AND AMORTIZATION	(182)	(153)
PROVISION (NET)	(170)	(315)

IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(2,301)	(859)
Loans and receivables	(2,291)	(855)
Other financial instruments not at fair value through profit or loss	(10)	(4)
NET OPERATING INCOME	820	1,333
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	1	(10)
Goodwill and other intangible assets	-
Other assets	1	(10)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	17	13
NEGATIVE GOODWILL	-	-
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(244)	(66)
INCOME BEFORE TAX	594	1,270
INCOME TAX	411	(141)

INCOME FROM CONTINUING TRANSACTIONS	1,005	1,129
INCOME FROM DISCONTINUED TRANSACTIONS (NET)	-	-
NET INCOME FOR THE PERIOD	1,005	1,129

(*) Presented for comparison purposes only

Statements of Recognized Income and Expenses for the six months ended June 30, 2012 and 2011 of BBVA, S.A.
	Millions of Euros
	June 2012	June 2011 (*)
NET INCOME FOR THE PERIOD	1,005	1,129
OTHER RECOGNIZED INCOME (EXPENSES)	(1,209)	61
Available-for-sale financial assets	(1,586)	83
Valuation gains/(losses)	(1,580)	95
Amounts removed to income statement	(6)	(12)
Reclassifications	-	-
Cash flow hedging	(5)	34
Valuation gains/(losses)	(5)	5
Amounts removed to income statement	-	29
Amounts removed to the initial carrying amount of the hedged items	-	-
Reclassifications	-	-
Hedges of net investment in foreign operations	-	-
Valuation gains/(losses)	-	-
Amounts removed to income statement	-	-
Reclassifications	-	-
Exchange differences	(14)	10
Valuation gains/(losses)	(14)	9
Amounts removed to income statement	-	1
Reclassifications	-	-
Non-current assets held for sale	-	-
Valuation gains/(losses)	-	-
Amounts removed to income statement	-	-
Reclassifications	-	-
Actuarial gains and losses in post-employment plans	-	-
Rest of recognized income and expenses	-	-
Income tax	396	(66)
TOTAL RECOGNIZED INCOME/EXPENSES	(204)	1,190
(*) Presented for comparison purposes only

Statement of Changes in Equity for the six months ended June 30, 2012 and 2011 of BBVA, S.A.

	Millions of Euros
	Stockholder's Equity								Valuation Adjustments	Total Equity
2012	Common Stock	Share premium	Reserves	Other Equity Instruments	Less: Treasury Stock	Profit for the Period	Less: Dividends and Remunerations	Total Stockholders' Equity
Balances as of January 1, 2012	2,403	18,970	6,817	29	(19)	1,428	(1,124)	28,504	(853)	27,651
Effect of changes in accounting policies
Effect of correction of errors
Adjusted initial balance	2,403	18,970	6,817	29	(19)	1,428	(1,124)	28,504	(853)	27,651
Total income/expense recognized						1,005	-	1,005	(1,209)	(204)
Other changes in equity	234	1,998	260	(14)	-	(1,428)	445	1,495		1,495
Common stock increase	40		(40)					-		-
Common stock reduction								-		-
Conversion of financial liabilities into capital	194	1,998						2,192		2,192
Increase of other equity instruments				11				11		11
Reclassification of financial liabilities to other equity instruments								-		-
Reclassification of other equity instruments to financial liabilities								-		-
Dividend distribution							1,124	1,124		1,124
Transactions including treasury stock and other equity instruments (net)			12					12		12
Transfers between total equity entries			288	(25)		(1,428)	(538)	(1,703)		(1,703)
Increase/Reduction due to business combinations								-		-
Payments with equity instruments								-		-
Rest of increase/reductions in total equity							(141)	(141)		(141)
Of which:								-		-
Acquisition of the free allotment rights							(141)	(141)		(141)
Balances as of June 30, 2012	2,637	20,968	7,077	15	(19)	1,005	(679)	31,004	(2,062)	28,942

Statement of Changes in Equity for the six months ended June 30, 2012 and 2011 of BBVA, S.A.
	Millions of Euros
	Stockholder’s Equity								Valuation Adjustments	Total Equity (*)
2011	Common Stock	Share Premium	Reserves	Other Equity Instruments	Less: Treasury Stock	Profit for the Period	Less: Dividends and Remunerations	Total Stockholders' Equity
Balances as of January 1, 2011	2,201	17,104	5,113	23	(84)	2,904	(1,079)	26,182	(26)	26,156
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,201	17,104	5,113	23	(84)	2,904	(1,079)	26,182	(26)	26,156
Total income/expense recognized						1,129		1,129	61	1,190
Other changes in equity	29	-	1,815	-	52	(2,904)	489	(519)	-	(519)
Common stock increase	29		(29)					-		-
Common stock reduction								-		-
Conversion of financial liabilities into capital								-		-
Increase of other equity instruments				13				13		13
Reclassification of financial liabilities to other equity instruments								-		-
Reclassification of other equity instruments to financial liabilities								-		-
Dividend distribution							(454)	(454)		(454)
Transactions including treasury stock and other equity instruments (net)			7		52			59		59
Transfers between total equity entries			1,838	(13)		(2,904)	1,079	-		-
Increase/Reduction due to business combinations								-		-
Payments with equity instruments								-		-
Rest of increase/reductions in total equity			(1)				(136)	(137)		(137)
Of which:								-		-
Acquisition of the free allotment rights							(136)	(136)		(136)
Balances as of June 30, 2011	2,230	17,104	6,928	23	(32)	1,129	(590)	26,792	35	26,827

(*) Presented for comparison purposes only

Cash Flows Statements for the six months ended June 30, 2012 and 2011 of BBVA, S.A.
	Millions of Euros
	June 2012	June 2011 (*)
CASH FLOW FROM OPERATING ACTIVITIES (1)	(6,032)	7,029
Profit for the period	1,005	1,129
Adjustments to obtain the cash flow from operating activities:	(925)	700
Amortization	182	153
Other adjustments	(1,107)	547
Net increase/decrease in operating assets	12,026	6,598
Financial assets held for trading	5,553	(1,678)

Other financial assets at fair value through profit or loss	-	-
Available-for-sale financial assets	4,097	1,843
Loans and receivables	1,141	5,746
Other operating assets	1,235	687
Net increase/decrease in operating liabilities	6,325	11,657
Financial liabilities held for trading	3,910	(2,198)
Other financial liabilities designated at fair value through profit or loss	-	-
Financial liabilities at amortized cost	1,372	13,924
Other operating liabilities	1,043	(69)
Collection/Payments for income tax	(411)	141
CASH FLOWS FROM INVESTING ACTIVITIES (2)	193	(4,383)
Investment	758	5,282
Tangible assets	73	115
Intangible assets	95	77
Investments	13	4,564
Subsidiaries and other business units	-	-
Non-current assets held for sale and associated liabilities	577	526
Held-to-maturity investments	-	-
Other settlements related to investing activities	-	-
Divestments	951	899
Tangible assets	1	10
Intangible assets	-	-
Investments	51	22
Subsidiaries and other business units	-	-
Non-current assets held for sale and associated liabilities	101	255
Held-to-maturity investments	798	612
Other collections related to investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES (3)	(1,679)	(855)

(*) Presented for comparison purposes only

	Millions of Euros
CASH FLOWS STATEMENTS (Continued)	June 2012	June 2011 (*)
CASH FLOWS FROM FINANCING ACTIVITIES (3)	(1,679)	(855)
Investment	2,925	2,441
Dividends	631	540
Subordinated liabilities	1,119	335
Treasury stock amortization	-	-
Treasury stock acquisition	1,175	1,566
Other items relating to financing activities	-	-
Divestments	1,246	1,586
Subordinated liabilities	-	-
Common stock increase	-	-
Treasury stock disposal	1,188	1,579
Other items relating to financing activities	58	7
EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	-	-

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	(7,518)	1,791
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	13,629	4,165
CASH OR CASH EQUIVALENTS AT END OF THE PERIOD	6,111	5,956

(*) Presented for comparison purposes only

	Millions of Euros
COMPONENTS OF CASH AND EQUIVALENTS AT END OF THE PERIOD	June 2012	June 2011 (*)
Cash	525	550
Balance of cash equivalent in central banks	5,586	5,406
Other financial assets	-	-
Less: Bank overdraft refundable on demand	-	-
TOTAL CASH OR CASH EQUIVALENTS AT END OF THE PERIOD	6,111	5,956

(*) Presented for comparison purposes only

APPENDIX II

Additional information on consolidated subsidiaries composing the BBVA Group

						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.12	Liabilities 30.06.12	Equity 30.06.12	Profit (Loss) 30.06.12
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA, S.A. (AFP PROVIDA)	CHILE	PENSION FUNDS MANAGEMENT	12.70	51.62	64.32	304,588	592,990	111,592	395,489	85,909
ADMINISTRADORA DE FONDOS PARA EL RETIRO-BANCOMER,S.A DE C.V.	MEXICO	PENSION FUNDS MANAGEMENT	17.50	82.50	100.00	370,308	281,884	91,234	145,580	45,070
AFP GENESIS ADMINISTRADORA DE FONDOS Y FIDEICOMISOS, S.A.	ECUADOR	PENSION FUNDS MANAGEMENT	-	100.00	100.00	4,623	7,301	2,607	2,379	2,315
AFP HORIZONTE, S.A.	PERU	PENSION FUNDS MANAGEMENT	24.85	75.15	100.00	59,245	94,170	22,916	56,518	14,736
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	2,063	9,815	4,664	4,471	680
AMERICAN FINANCE GROUP, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	16,587	17,592	1,005	16,589	(2)
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	222,868	534,704	386,144	178,345	(29,785)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	-	100.00	100.00	4,385	20,258	15,253	4,885	120
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	-	(420,214)	625,640	(810,776)	(235,078)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	107,201	93,473	8	94,135	(670)
ANIDA OPERACIONES SINGULARES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	(1,533,090)	6,469,812	8,232,700	(1,339,206)	(423,682)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	92,297	135,067	42,454	93,273	(660)
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	986	2,197	1,223	979	(5)
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	(3,603)	20,679	24,282	(3,603)	-
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	IN LIQUIDATION	-	100.00	100.00	812	910	100	859	(49)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	-	100.00	100.00	272	598	327	186	85
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	518	9,078	8,560	201	317
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	83	1,587	1,514	8	65
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V. - ATA	MEXICO	SERVICES	100.00	-	100.00	30,369	210,884	156,081	48,243	6,560
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	770,852	773,164	2,311	768,093	2,760
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	-	99.95	1,436	1,438	15	1,423	-
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,464	1,651,796	1,416,010	220,539	15,247
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	41.09	58.91	100.00	338,653	6,693,733	6,371,197	339,662	(17,126)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	-	68.18	68.18	666,739	13,999,081	13,021,038	922,432	55,611
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	PUERTO RICO	BANKING	-	100.00	100.00	189,629	3,952,503	3,473,185	464,454	14,864
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	-	100.00	100,451	2,048,628	1,921,875	112,298	14,455
BANCO CONTINENTAL, S.A. (1)	PERU	BANKING	-	92.24	92.24	986,694	14,091,053	13,021,385	895,586	174,082
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	-	99.86	99.86	15,173	33,490	726	32,578	186
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	-	100.00	100.00	1,595	971,756	901,371	58,628	11,757
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	-	99.93	99.93	97,220	263,541	7,926	217,826	37,789
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	16,511	18,151	293	17,764	94
BANCO PROVINCIAL OVERSEAS N.V.(2)	CURAÇAO	BANKING	-	100.00	100.00	64,344	354,365	288,483	49,526	16,356
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	494,037	15,413,734	13,758,395	1,284,872	370,467
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,098	2,462	364	2,091	7
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	4,362	12,116	7,755	3,466	895
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	32	36	3	35	(2)
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	33,352	78,005	44,651	28,647	4,707
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	479,328	1,589,626	543	1,567,539	21,544

(*) Information on foreign companies at exchange rate on June 30, 2012
(1) The ownership percentage is 46.1%.
(2) The ownership percentage is 48.0%.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.12	Liabilities 30.06.12	Equity 30.06.12	Profit (Loss) 30.06.12
BBVA & PARTNERS ALTERNATIVE INVESTMENT, S.A.	SPAIN	INACTIVE	-	100.00	100.00	7,667	7,671	21	7,668	(18)
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	1,431	1,663	231	922	510
BBVA ASSET MANAGEMENT (IRELAND) LIMITED	IRELAND	IN LIQUIDATION	-	100.00	100.00	168	218	50	168	-
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	11,991	13,979	1,988	9,382	2,609
BBVA ASSET MANAGEMENT CONTINENTAL S.A. SAF (1)	PERU	FINANCIAL SERVICES	-	100.00	100.00	11,541	14,116	2,491	10,233	1,392
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	33,081	37,007	4,567	27,864	4,576
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERVICES	17.00	83.00	100.00	11,436	112,931	59,921	49,188	3,822
BBVA AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM.,LDA	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	7,587	37,127	29,690	7,916	(479)
BBVA AUTORENTING SPA	ITALY	SERVICES	-	100.00	100.00	38,039	328,412	292,915	36,481	(984)
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	-	100.00	100.00	64,200	9,216,430	9,142,985	73,197	248
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.38	75.99	157,167	6,789,618	6,009,687	679,588	100,343
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	25,028	43,795	18,767	15,895	9,133
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	46,292	216,553	170,262	45,283	1,008
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	967	46,845	45,879	558	408
BBVA BANCOMER USA, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	45,307	42,043	(3,249)	39,697	5,595
BBVA BANCOMER, S.A.,INSTITUCION DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	6,870,118	74,405,038	67,580,409	6,150,282	674,347
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	-	100.00	16,166	43,837	4,251	37,999	1,587
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	297	49,025	35,155	11,040	2,830
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	60	37,005	36,620	412	(27)
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	VARIABLE CAPITAL	100.00	-	100.00	118,461	125,021	162	123,836	1,023
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	376,587	12,174,443	11,046,369	1,021,595	106,479
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	1,496	3,044	1,548	132	1,364
BBVA COMPASS BANCSHARES, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	8,526,324	8,627,278	100,954	8,322,948	203,376
BBVA COMPASS CONSULTING & BENEFITS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5,836	5,898	63	5,793	42
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	113,799	117,948	4,150	106,306	7,492
BBVA COMPASS INVESTMENT SOLUTIONS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	73,050	84,196	11,145	67,077	5,974
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	7,493	73,901	49,297	21,710	2,894
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	477	1,091	278	716	97
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	2,227	4,578	213	4,335	30
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	-	100.00	100.00	25,808	27,917	2,107	21,060	4,750
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	-	100.00	100.00	44,122	570,018	525,898	49,956	(5,836)
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	2,186	7,718	2,260	5,384	74
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	357	366	9	120	237
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	-	100.00	100.00	7,451	49,093	41,641	6,610	842
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERVICES	-	100.00	100.00	3,324	12,051	27	12,054	(30)
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	100.00	-	100.00	39,210	876,916	845,752	32,697	(1,533)
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	9,241	12,861	3,621	8,518	722
BBVA FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	2,596	3,323	727	2,394	202
BBVA FUNDOS, S.Gestora Fundos Pensoes,S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	998	11,234	525	10,202	507

(*) Information on foreign companies at exchange rate on June 30, 2012
(1) The ownership percentage is 46.1%.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.12	Liabilities 30.06.12	Equity 30.06.12	Profit (Loss) 30.06.12
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	998	7,576	123	7,360	93
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	577,063	573,155	3,893	15
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	37	361,033	361,020	13	-
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSION FUNDS MANAGEMENT	78.52	21.44	99.96	62,061	217,748	51,813	149,006	16,929
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	-	68.11	68.11	5,210	45,221	37,572	7,999	(350)
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	33,148	400,232	355,541	43,621	1,070
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	1	11,776	9,204	2,648	(76)
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	60	1,795,329	1,794,609	720	-
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERVICES	61.22	38.78	100.00	617,330	1,604,818	1,022	1,466,424	137,372
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	180,381	998,258	785,169	208,198	4,891
BBVA LEASIMO - SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	10,113	23,236	13,250	10,114	(128)
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	255,843	1,340,376	15,930	1,308,511	15,935
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	60	107,156	99,189	5,797	2,170
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	-	100.00	-	1	-	1	-
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	-	100.00	22,598	1,281,177	1,149,844	119,429	11,904
BBVA PARTICIPACIONES MEJICANAS, S.L.	SPAIN	INVESTMENT COMPANY	99.00	1.00	100.00	57	146	-	146	-
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	99.98	0.02	100.00	3,907	20,860	3,934	14,682	2,244
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	12,922	62,267	37,163	18,726	6,378
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	1	507	5	515	(13)
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	100.00	100.00	1,332,192	1,376,461	33,499	1,356,044	(13,082)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	-	100.00	100.00	656	83,534	46,930	32,680	3,924
BBVA RENTAS E INVERSIONES LIMITADA	CHILE	INVESTMENT COMPANY	-	100.00	100.00	243,791	243,862	70	223,480	20,312
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	5.94	94.06	100.00	21,018	807,012	744,107	57,461	5,444
BBVA RENTING, SPA	ITALY	SERVICES	-	100.00	100.00	3,842	107,011	105,445	3,046	(1,480)
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	62,310	91,524	21,238	76,499	(6,213)
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERVICES	100.00	-	100.00	4,726	7,228	537	6,919	(228)
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	9,443	60,262	43,494	16,001	767
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	13,885	449,324	370,137	66,419	12,768
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	80,915	338,831	257,495	57,047	24,289
BBVA SEGUROS INC.	PUERTO RICO	FINANCIAL SERVICES	-	100.00	100.00	199	7,289	313	6,414	562
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	94.30	5.65	99.95	411,099	13,843,774	13,567,232	127,183	149,359
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	60	15,288,446	15,287,093	1,142	211
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	FINANCIAL SERVICES	-	100.00	100.00	7,906	15,200	7,284	4,205	3,711
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	-	100.00	100.00	354	11,762	2,072	8,696	994
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	-	97.49	97.49	18,964	71,372	51,916	18,327	1,129
BBVA SOLUCIONES AVANZADAS DE ASESORAMIENTO Y GESTION, S.L.	SPAIN	SERVICES	-	100.00	100.00	2,922	3,025	1,994	3,034	(2,003)
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	130	1,050,588	1,049,890	624	74
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	66,905	1,401,322	955,525	433,551	12,246
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	6,379	24,469	11,035	13,438	(4)
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	255	1,432,460	1,432,403	95	(38)
BBVA USA BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	7,804,414	8,547,124	75	8,343,861	203,188

(*) Information on foreign companies at exchange rate on June 30, 2012

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.12	Liabilities 30.06.12	Equity 30.06.12	Profit (Loss) 30.06.12
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	5,609	7,343	1,693	4,150	1,500
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	6,661	7,151	489	6,950	(288)
BBVAPR HOLDING CORPORATION	PUERTO RICO	INVESTMENT COMPANY	100.00	-	100.00	322,837	189,888	5	189,922	(39)
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	34,771	257,167	25,020	218,018	14,129
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	49,106	60,702	1,051	59,605	46
C B TRANSPORT ,INC.	UNITED STATES	SERVICES	-	100.00	100.00	13,383	13,911	528	13,365	18
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	7,271	9,261	1,990	6,237	1,034
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92,018	158,032	48,580	(125,536)	234,988
CASA DE BOLSA BBVA BANCOMER , S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	71,811	94,134	22,323	52,971	18,840
CASA DE CAMBIO MULTIDIVISAS, S.A. DE C.V.	MEXICO	IN LIQUIDATION	-	100.00	100.00	34	169	135	166	(132)
CDD GESTIONI, S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	4,648	5,668	104	5,587	(23)
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	-	100.00	100.00	108	198	2	196	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	17,156	24,240	124	24,099	17
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	4,754	243,694	207	243,287	200
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53,164	72,990	3,122	70,367	(499)
COMERCIALIZADORA CORPORATIVA SAC (1)	PERU	FINANCIAL SERVICES	-	99.99	99.99	422	1,123	767	171	185
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	1,072	2,583	1,479	1,042	62
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	387,282	387,282	-	386,830	452
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	3,315	3,315	1	3,315	(1)
COMPASS BANK	UNITED STATES	BANKING	-	100.00	100.00	8,494,919	56,574,492	48,079,575	8,290,143	204,774
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	6,132,567	6,132,567	-	6,092,055	40,512
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	1	1	-	1	-
COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	9,396	57,498	48,101	9,388	9
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	37,673	47,203	9,530	37,449	224
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	1	1	-	1	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	5,324,041	5,324,505	465	5,286,515	37,525
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	63,854	63,855	2	63,832	21
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,090,109	2,093,742	3,636	2,075,715	14,391
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	28	28	-	28	-
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	-	100.00	100.00	2,979	3,073	94	2,979	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	4,380,789	4,381,043	255	4,350,741	30,047
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	1,797	1,815	17	1,799	(1)
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	28	28	-	28	-
COMPASS TRUST II	UNITED STATES	INACTIVE	-	100.00	100.00	-	1	-	1	-
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	INACTIVE	-	100.00	100.00	1	1	-	1	-
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	580,314	546,300	813	542,880	2,607
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	1,823	20,065	16,683	3,564	(182)
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	2,528	7,018	5,848	3,159	(1,989)

(*) Information on foreign companies at exchange rate on June 30, 2012
(1) The ownership percentage is 46.1%.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.12	Liabilities 30.06.12	Equity 30.06.12	Profit (Loss) 30.06.12
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A.(1)	PERU	SECURITIES DEALER	-	100.00	100.00	9,398	15,133	5,734	8,683	716
CONTINENTAL DPR FINANCE COMPANY (1)	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	312,232	312,231	1	-
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.(1)	PERU	FINANCIAL SERVICES	-	100.00	100.00	509	562	51	495	16
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	3,616	7,270	3,652	3,109	509
COPROMED S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	188	381	293	(19)	107
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	509,716	1,323,209	91,793	1,173,899	57,517
DESARROLLADORA Y VENDEDORA DE CASAS, S.A	MEXICO	REAL ESTATE	-	100.00	100.00	7	8	-	9	(1)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	-	72.50	72.50	52,125	90,544	18,742	71,893	(91)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1,649	1,651	2	1,627	22
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	3,309	4,569	1,261	66	3,242
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.04	99.04	4,339	7,812	1,655	6,156	1
EL MILANILLO, S.A.	SPAIN	REAL ESTATE	100.00	-	100.00	15,642	15,693	144	15,600	(51)
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	-	70.00	70.00	167	285	122	163	-
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	2,603	7,286	3,231	3,860	195
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	9,139	9,608	38	9,551	19
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	FINANCIAL SERVICES	100.00	-	100.00	-	777	183	3,546	(2,952)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	-	51.00	51.00	31	30	-	30	-
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	87.50	-	87.50	1,974	38,475	9,670	26,065	2,740
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	50,694	492,764	434,897	54,298	3,569
FACILEASING S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	43,710	129,634	96,483	31,166	1,985
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2,345	2,345	76	2,100	169
FIDEICOMISO F/29763-0 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS CUENTA PROPIA	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	31,683	31,840	157	30,892	791
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS CUENTA TERCEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	39,366	39,675	309	37,955	1,411
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	94.88	94.88	25,401	26,339	891	24,961	487
FIDEICOMISO Nº 711, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	85,372	83,005	2,292	75
FIDEICOMISO Nº 752, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	40,155	39,550	855	(250)
FIDEICOMISO Nº 781, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	248,922	213,609	29,967	5,346
FIDEICOMISO Nº 847, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	28	210,324	210,350	754	(780)
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2,685	2,902	214	2,688	-
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	-	100.00	51	34	-	34	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	6,384	24,131	17,748	8,304	(1,921)
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	-	100.00	68,561	516,245	487,461	24,373	4,411
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	-	100.00	100.00	9,271	10,974	1,613	10,205	(844)
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	-	100.00	100.00	6,453	6,542	26	6,505	11
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	75.52	75.52	13,362	123,055	108,995	12,330	1,730
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	75.50	75.50	104,083	919,800	806,556	87,893	25,351
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	592	2,205	1,615	550	40

(*) Information on foreign companies at exchange rate on June 30, 2012
(1) The ownership percentage is 46.1%.

    Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.12	Liabilities 30.06.12	Equity 30.06.12	Profit (Loss) 30.06.12
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	-	60.00	8,830	25,550	2,822	20,710	2,018
GESTION Y ADMINISTRACION DE RECIBOS, S.A.-GARSA	SPAIN	SERVICES	-	100.00	100.00	1,814	2,094	324	1,940	(170)
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	-	100.00	100.00	948	3,258	796	2,365	97
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.00	-	100.00	293,646	715,861	458,420	259,261	(1,820)
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	-	90.00	90.00	-	163	146	40	(23)
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.97	-	99.97	6,677,151	8,181,687	963	7,368,872	811,852
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	MEXICO	SERVICES	-	72.06	72.06	4,418	22,536	16,408	8,391	(2,263)
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	29,060	30,515	1,454	29,067	(6)
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	(27,897)	49,142	77,038	(27,098)	(798)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	36,948	36,976	30	37,013	(67)
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	9,912	9,921	10	9,916	(5)
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	-	100.00	100.00	125	179	54	236	(111)
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	37,938	61,269	7,857	51,173	2,239
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.00	-	50.00	123,678	1,051,375	14	882,891	168,470
HOMEOWNERS LOAN CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	7,909	8,148	238	8,006	(96)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	669,578	669,745	168	665,599	3,978
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	667,215	667,220	6	663,400	3,814
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	-	100.00	100.00	5,115	13,888	655	11,706	1,527
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	SERVICES	-	99.99	99.99	-	-	-	-	-
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A (1)	PERU	REAL ESTATE	-	100.00	100.00	2,301	6,222	3,924	417	1,881
INVERAHORRO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	-	56,539	58,810	(2,418)	147
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	IN LIQUIDATION	48.00	-	48.00	11,390	67,225	1,361	49,507	16,357
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	1,307	1,396	114	1,394	(112)
INVERSIONES P.H.R.4, C.A.	VENEZUELA	IN LIQUIDATION	-	60.46	60.46	-	28	-	28	-
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	9,145	9,552	79	9,113	360
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	-	6,436	17,415	(10,549)	(430)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	978,341	982,025	3,684	971,740	6,601
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	19,892	14,135	1,339	17,456	(4,660)
MOMENTUM SOCIAL INVESTMENT 2011, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	2,700	2,707	3	2,696	8
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	139	1,167	1,029	131	7
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	404	2,451	2,046	392	13
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	21,562	26,574	5,010	20,878	686
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	70,829	73,629	2,800	68,767	2,062
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	1,067	24,275	11,896	10,888	1,491
OPPLUS S.A.C	PERU	SERVICES	-	100.00	100.00	639	1,618	637	912	69
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	-	100.00	100.00	7,630	7,672	27	7,635	10
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	100,027	101,688	1,662	96,159	3,867
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	203,680	3,071,491	2,867,801	178,338	25,352

(*)	Information on foreign companies at exchange rate on June 30, 2012

(1)	The ownership percentage is 46.1%

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.12	Liabilities 30.06.12	Equity 30.06.12	Profit (Loss) 30.06.12
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	330,401	350,078	19,676	327,968	2,434
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	76,334	76,718	382	77,760	(1,424)
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	22,506	22,506	-	22,507	(1)
PI HOLDINGS NO. 4, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,938	2,186	249	1,942	(5)
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	519	1,453	902	588	(37)
PREVENTIS, S.A.	MEXICO	INSURANCES SERVICES	9.73	90.27	100.00	14,334	33,095	17,444	14,543	1,108
PRO-SALUD, C.A.	VENEZUELA	SERVICES	-	58.86	58.86	-	-	-	-	-
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	1,213	12,881	11,386	1,599	(104)
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	139	128	-	128	-
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSION FUND MANAGEMENT	-	100.00	100.00	45,282	45,313	31	36,581	8,701
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	90.00	90.00	1,740	5,244	3,187	2,164	(107)
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	1,757	1,829	103	1,715	11
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUND MANAGEMENT	-	100.00	100.00	1,009	4,909	3,832	998	79
PROXIMA ALFA INVESTMENTS (UK) LLP	UNITED KINGDOM	IN LIQUIDATION	-	51.00	51.00	-	90	2,451	(2,361)	-
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	7,654	1,388	214	1,177	(3)
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	76	72	44	28	-
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.00	-	100.00	72	7,658	3,555	4,103	-
PROXIMA ALFA SERVICES LTD.	UNITED KINGDOM	IN LIQUIDATION	100.00	-	100.00	105	2,499	1	2,498	-
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	99.23	-	99.23	3,488	11,446	8,353	4,294	(1,201)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	8,745	8,565	962	7,760	(157)
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	REAL ESTATE	-	100.00	100.00	25,887	30,683	4,795	25,888	-
RIVER OAKS TRUST CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	1	1	-	1	-
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	248	8,243	7,996	234	13
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	585,175	586,355	1,179	580,199	4,977
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	-	100.00	100.00	3,507	3,644	144	3,502	(2)
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	24.99	75.01	100.00	417,513	2,830,173	2,474,697	255,308	100,168
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	35,745	57,136	21,391	28,441	7,304
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	472	5,012	4,540	429	43
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1,636	6,209	4,575	1,473	161
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	4,175	6,827	2,652	4,053	122
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	-	100.00	100.00	1,897	8,515	6,582	1,850	83
SMARTSPREAD LIMITED (UK)	UNITED KINGDOM	IN LIQUIDATION	100.00	-	100.00	1	146	-	146	-
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	COMERCIAL	100.00	-	100.00	114,518	113,826	74	114,375	(623)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	-	77.20	138	154	-	154	-
SOCIETE INMOBILIERE BBV D'ILBARRIZ	FRANCE	REAL ESTATE	-	100.00	100.00	1,466	1,435	-	1,454	(19)
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	567	599	30	568	1
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	34,195	62,056	29,278	33,267	(489)
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	377	12,400	12,022	371	7

(*) Information on foreign companies at exchange rate on June 30, 2012

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.12	Liabilities 30.06.12	Equity 30.06.12	Profit (Loss) 30.06.12
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	246	8,198	7,952	243	3
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	975,739	976,324	584	968,030	7,710
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,230	40,992	39,762	1,210	20
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	618	20,594	19,976	607	11
TMF HOLDING INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	8,527	11,811	3,286	8,360	165
TRAINER PRO GESTION DE ACTIVIDADES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	2,886	5,915	2	5,908	5
TRANSITORY CO	PANAMA	REAL ESTATE	-	100.00	100.00	134	2,243	2,346	(98)	(5)
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	298,408	298,496	87	295,146	3,263
TWOENC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	(1,236)	1,185	2,421	(1,236)	-
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	-	99.98	99.98	3	5	2	2	1
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2,464	3,873	1,753	1,884	236
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	-	100.00	100.00	2,410	2,674	12	2,650	12
UNIVERSALIDAD "E5"	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	4,596	2,157	2,384	55
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	83,072	59,871	20,984	2,217
UNO-E BANK, S.A.	SPAIN	BANKING	100.00	-	100.00	174,752	1,371,592	1,219,569	140,592	11,431
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	-	60.60	-	108	-	108	-
VALANZA CAPITAL RIESGO S.G.E.C.R.S.A.UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	-	100.00	1,200	17,784	798	16,522	464
VIRTUAL DOC, S.L.	SPAIN	IN LIQUIDATION	-	70.00	70.00	-	133	741	(567)	(41)
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2,493	2,494	2	2,441	51
(*)	Information on foreign companies at exchange rate on June 30, 2012

APPENDIX III

Additional information on the jointly controlled companies accounted for under the proportionate consolidation method in the BBVA Group as of June 30, 2012

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 30.06.12	Liabilities 30.06.12	Equity 30.06.12	Profit (Loss) 30.06.12
ADMINISTRADORA DE SOLUCIONES INTEGRALES, S.A. (ASI,S.A.)	URUGUAY	FINANCIAL SERVICES	-	34.00	34.00	1,786	6,553	1,303	3,889	1,361
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES DEALER	50.00	-	50.00	12,600	1,181,869	1,149,046	30,381	2,442
DOMENIA CREDIT IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	26,059	123,424	112,184	7,177	4,063
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	303,300	322,265	51,612	271,571	(918)
GARANTI BANK MOSCOW	RUSSIA	BANKING	-	100.00	100.00	70,554	344,906	281,018	60,683	3,205
GARANTI BANK SA	ROMANIA	BANKING	-	100.00	100.00	212,661	1,565,591	1,377,067	172,714	15,810
GARANTI BILISIM TEKNOLOJISI VE TIC. TAS	TURKEY	SERVICES	-	100.00	100.00	44,896	16,318	4,045	10,461	1,812
GARANTI EMEKLILIK VE HAYAT AS	TURKEY	INSURANCES SERVICES	-	84.91	84.91	24,763	1,623,854	1,399,569	194,378	29,907
GARANTI FACTORING HIZMETLERI AS	TURKEY	FINANCIAL SERVICES	-	81.84	81.84	37,936	688,633	646,657	37,337	4,639
GARANTI FINANSAL KIRALAMA A.S.	TURKEY	FINANCIAL SERVICES	-	99.96	99.96	48,499	1,217,399	996,669	212,007	8,723
GARANTI HIZMET YONETIMI A.S	TURKEY	FINANCIAL SERVICES	-	96.40	96.40	32	485	103	144	238
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	303,467	304,500	-	304,532	(32)
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	-	100.00	100.00	328	527	62	613	(148)
GARANTI ODEME SISTEMLERI A.S.(GOSAS)	TURKEY	FINANCIAL SERVICES	-	99.96	99.96	183	14,309	7,899	6,187	223
GARANTI PORTFOY YONETIMI AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	3,692	8,666	1,464	6,779	423
GARANTI TEKNOLOJINET ILETISIM HIZ. VE TIC. A.S. (GARANTI TEKNOLOJINET)	TURKEY	SERVICES	-	99.99	99.99	22	264	1	258	5
GARANTI YATIRIM MENKUL KIYMETLER AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	26,376	19,453	6,663	13,942	(1,152)
GARANTIBANK INTERNATIONAL NV	NETHERLANDS	BANKING	-	100.00	100.00	396,634	4,532,215	4,122,942	383,083	26,190
GOLDEN CLOVER STICHTING CUSTODY	NETHERLANDS	FINANCIAL SERVICES	-	100.00	100.00	125	125	-	125	-
INVERSIONES PLATCO, C.A.	VENEZUELA	FINANCIAL SERVICES	-	50.00	50.00	14,384	41,962	13,193	33,245	(4,476)
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	38,364	92,676	79,809	12,347	520
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	-	50.00	50.00	15,587	273,388	242,213	25,281	5,894
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	40,660	67,323	61,817	6,095	(589)
SAFEKEEPING CUSTODY COMPANY B.V.	NETHERLANDS	FINANCIAL SERVICES	-	100.00	100.00	18	18	-	18	-
STICHTING SAFEKEEPING	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	-	18	18	-	-
STICHTING UNITED CUSTODIAN	NETHERLANDS	FINANCIAL SERVICES	-	100.00	100.00	125	125	-	125	-
TURKIYE GARANTI BANKASI A.S	TURKEY	BANKING	25.01	-	25.01	3,919,527	66,274,235	58,026,120	7,539,206	708,909

(*) Information on foreign companies at exchange rate on June 30, 2012

APPENDIX IV

Additional information on investments in associates and jointly controlled entities accounted for under the equity method in the BBVA Group as of June 30, 2012

(Including the most significant entities, jointly representing 98% of all investment in this group)

						Thousands of Euros (**)
			% Controlled by the Bank				Affiliate Entity Data

Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.12	Liabilities 30.06.12	Equity 30.06.12	Profit (Loss) 30.06.12
ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE, S.A.	CHILE	FINANCIAL SERVICES	-	37.80	37.80	7,625	20,043	5,200	9,731	5,112	(2)
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	-	40.00	40.00	2,511	14,834	9,239	5,093	502	(2)

ALMAGRARIO, S.A.	COLOMBIA	SERVICES	-	35.38	35.38	4,699	40,817	15,569	25,372	(124)	(2)
ALTITUDE SOFTWARE SGPS, S.A.(*)	PORTUGAL	SERVICES	-	31.00	31.00	10,702	21,528	11,854	7,685	1,989	(2)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	3,887	8,398	714	7,556	128	(3)
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	-	45.00	25,280	55,041	8,799	50,878	(4,636)	(2)
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	-	45.00	25,287	55,063	8,798	50,879	(4,614)	(2)

CAMARATE GOLF, S.A.(*)	SPAIN	REAL ESTATE	-	26.00	26.00	2,422	18,509	3,422	15,380	(293)	(2)
CHINA CITIC BANK LIMITED CNCB	CHINA	BANKING	15.00	-	15.00	5,182,907	339,005,737	317,093,086	18,485,732	3,426,919	(1)	(2)

CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	FINANCIAL SERVICES	29.68	-	29.68	596,006	17,438,095	15,709,158	1,719,663	9,274	(1)	(2)

COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	21.82	-	21.82	16,488	81,261	7,543	62,780	10,938	(2)

COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	-	50.00	50.00	6,530	13,392	3,562	8,360	1,470	(3)

CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	81,766	491,944	220,636	258,924	12,384	(1)	(2)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	-	20.00	20.00	5,880	613,789	584,601	28,809	378	(2)
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	-	20.00	20.00	4,351	390,730	369,131	21,416	183	(2)
I+D MEXICO, S.A. DE C.V.(*)	MEXICO	SERVICES	-	50.00	50.00	11,859	78,461	27,874	41,374	9,213	(1)	(3)
LAS PEDRAZAS GOLF, S.L.(*)	SPAIN	REAL ESTATE	-	50.00	50.00	6,506	69,595	55,463	16,433	(2,301)	(2)
METROVACESA, S.A.	SPAIN	REAL ESTATE	17.34	-	17.34	346,577	5,931,662	5,442,084	651,807	(162,229)	(2)

OCCIDENTAL HOTELES MANAGEMENT, S.L.(*)	SPAIN	SERVICES	-	38.53	38.53	66,755	688,238	485,330	242,852	(39,944)	(1)	(2)
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	-	40.00	40.00	14,908	268,379	243,804	18,470	6,105	(2)
SERVICIOS DE ADMINISTRACION PREVISIONAL, S.A.	CHILE	PENSION FUNDS MANAGEMENT	-	37.87	37.87	7,865	23,131	9,042	4,883	9,206	(2)

SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	-	46.14	46.14	4,870	17,534	7,257	10,211	66	(3)
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)(*)	SPAIN	SERVICES	-	66.67	66.67	5,157	17,076	13,208	3,344	525	(1)	(2)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	21.06	0.29	21.35	6,517	65,934	32,904	27,774	5,256	(2)

TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00	-	30.00	3,187	80,860	68,040	6,849	5,971	(2)

TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRY	-	22.77	22.77	54,771	693,867	455,541	213,891	24,435	(1)	(2)

VITAMEDICA S.A DE C.V.(*)	MEXICO	INSURANCES SERVICES	-	50.99	50.99	2,786	11,775	5,887	5,678	210	(1)	(3)
OTHER COMPANIES						95,558
(*) Jointly controlled companies accounted for using the equity method						6,603,657	366,215,693	340,897,745	22,001,825	3,316,123

(**)  Data relating to the latest financial statements approved at the date of preparation of these notes to the consolidated statements Information on foreign companies at exchange rate on reference date

(1) Consolidated Data

(2) Financial statetement as of December 31, 2011

(3) Financial statetement as of December 31, 2010

APPENDIX V

Changes and notification of investments and divestments in the BBVA Group in the six months ended June 30, 2012

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Under the Proportionate Method

			Thousands of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)
MOMENTUM SOCIAL INVESTMENT 2011, S.L.	FOUNDING	INVESTMENT COMPANY	3	-	100.00%	100.00%	29-2-2012
FIDEICOMISO HARES BBVA BANCOMER F/47997-2	DILUTION EFFECT	REAL ESTATE	-	-	4.90%	94.88%	30-6-2012

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Under the Proportionate Method

			Thousands of Euros	% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
INVERSORA OTAR, S.A.(1)	MERGER	INVESTMENT COMPANY	-	99.96%	-	02-04-2012
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	DISPOSAL	INSURANCES SERVICES	(2,590)	100.00%	-	31-03-2012
BBVA BANCO FRANCES, S.A.	DISPOSAL	BANKING	-	0.05%	75.99%	30-04-2012

(1) Company absorbed by BBVA BANCO FRANCES, S.A.

APPENDIX VI

Fully consolidated subsidiaries with more than 10% owned by non-BBVA Group shareholders as of June 30, 2012

		‘% of Voting Rights Controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	-	68.18	68.18
BANCO PROVINCIAL S.A.-BANCO UNIVERSAL	BANKING	1.85	53.75	55.60
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	-	68.11	68.11
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL ESTATE	-	72.50	72.50
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	-	70.00	70.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	-	51.00	51.00
FORUM DISTRIBUIDORA, S.A.	FINANCIAL SERVICES	-	75.52	75.52
FORUM SERVICIOS FINANCIEROS, S.A.	FINANCIAL SERVICES	-	75.50	75.50
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60.00	-	60.00
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	SERVICES	-	72.06	72.06
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50.00	-	50.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	IN LIQUIDATION	48.00	-	48.00
INVERSIONES P.H.R.4, C.A.	IN LIQUIDATION	-	60.46	60.46
PRO-SALUD, C.A.	SERVICES	-	58.86	58.86
VIRTUAL DOC, S.L.	IN LIQUIDATION	-	70.00	70.00

APPENDIX VII

BBVA Group’s securitization funds

			Thousands of Euros
Securitization Fund	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of June 30, 2012
BBVA AUTOS I FTA	BBVA, S.A.	10/2004	1,000,000	21,116
BBVA-3 FTPYME FTA	BBVA, S.A.	11/2004	1,000,023	52,491
BBVA AUTOS 2 FTA	BBVA, S.A.	12/2005	1,000,000	142,912
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	06/2005	1,450,013	210,357
BBVA-4 PYME FTA	BBVA, S.A.	09/2005	1,250,025	76,847
BBVA CONSUMO 1 FTA	BBVA, S.A.	05/2006	1,499,999	186,487
BBVA-5 FTPYME FTA	BBVA, S.A.	10/2006	1,900,022	217,173
BCL MUNICIPIOS I FTA	BBVA, S.A.	06/2000	1,205,059	110,607
2 PS RBS (ex ABN)	BBVA SDAD DE LEASING INMOBILIARIO, S.A.	09/2002	8,752	5,870
BBVA CONSUMO 2 FTA	BBVA, S.A.	11/2006	1,500,000	269,676
BBVA CONSUMO 3 FTA	BBVA, S.A.	04/2008	975,000	255,677
BBVA CONSUMO 4 FTA	BBVA, S.A.	12/2009	1,100,000	594,737
BBVA CONSUMO 5 FTA	BBVA, S.A.	12/2010	899,999	739,396
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	32,671	7,936
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	05/2009	21,568	5,579
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	08/2009	34,648	7,385
BBVA UNIVERSALIDAD E5	BBVA COLOMBIA, S.A.	11/2004	153,413	1,762
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/2008	61,951	15,544
BBVA EMPRESAS 1 FTA	BBVA, S.A.	11/2007	1,450,002	234,758
BBVA EMPRESAS 2 FTA	BBVA, S.A.	03/2009	2,850,062	1,054,939
BBVA EMPRESAS 3 FTA	BBVA, S.A.	12/2009	2,600,011	931,219
BBVA EMPRESAS 4 FTA	BBVA, S.A.	07/2010	1,700,025	806,308
BBVA EMPRESAS 5 FTA	BBVA, S.A.	03/2011	1,250,050	816,719
BBVA EMPRESAS 6 FTA	BBVA, S.A.	12/2011	1,200,154	1,062,876
BACOMCB 07	BBVA BANCOMER, S.A.	12/2007	156,651	83,069
BACOMCB 08	BBVA BANCOMER, S.A.	03/2008	68,427	39,266
BACOMCB 08U	BBVA BANCOMER, S.A.	08/2008	337,511	250,366
BACOMCB 08-2	BBVA BANCOMER, S.A.	12/2008	345,088	210,158
BACOMCB 09	BBVA BANCOMER, S.A.	08/2009	387,842	286,258
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A.	04/2007	800,000	149,196
GAT FTGENCAT 2005 FTA	BBVA, S.A.	12/2005	249,943	29,896
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2,500,000	1,629,679
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5,000,000	3,204,330
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3,000,000	2,151,309
BBVA RMBS 4 FTA	BBVA, S.A.	11/2007	4,900,001	3,099,170
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5,000,001	3,655,895
BBVA RMBS 6 FTA	BBVA, S.A.	11/2008	4,995,005	3,707,951
BBVA RMBS 7 FTA	BBVA, S.A.	11/2008	8,500,005	5,670,318
BBVA RMBS 9 FTA	BBVA, S.A.	04/2010	1,295,101	1,188,473
BBVA RMBS 10 FTA	BBVA, S.A.	06/2011	1,600,065	1,554,432
BBVA RMBS 11 FTA	BBVA, S.A.	06/2012	1,400,077	1,402,184
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2,500,000	474,105
PEP80040F110	BANCO CONTINENTAL,S.A.	12/2007	7,452	6,292
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1,500,101	253,326
BBVA-7 FTGENCAT FTA	BBVA, S.A.	02/2008	250,010	56,744
BBVA-8 FTPYME FTA	BBVA, S.A.	07/2008	1,100,127	313,918
BBVA RMBS 8 FTA	BBVA, S.A.	07/2009	1,220,000	968,117
2 PS INTERAMERICANA	BBVA CHILE, S.A.	10/2004	12,466	4,787
2 PS INTERAMERICANA	BBVA SDAD DE LEASING INMOBILIARIO, S.A.	10/2004	21,013	8,069

APPENDIX VIII

Details of the outstanding Subordinated Debt and Preferred Securities issued by the Bank or entities consolidated in the BBVA Group as of June 30, 2012 and December 31, 2011.

Outstanding as of June 30, 2012 and December 31, 2011 of subordinated issues
	Millions of Euros
Issuer Entity and Issued Date	Currency	June 2012	December 2011	Prevailing Interest Rate as of June 30, 2012	Maturity Date
Issues in Euros
BBVA
July-96	EUR	27	27	9.37%	22-12-16
October-04	EUR	992	992	4.37%	20-10-19
February-07	EUR	297	297	4.50%	16-02-22
March-08	EUR	125	125	6.03%	03-03-33
July-08	EUR	100	100	6.20%	04-07-23
December-11	EUR	1,237	3,430	6.50%	30-06-13
Subtotal	EUR	2,778	4,971
BBVA GLOBAL FINANCE, LTD. (*)
July-99	EUR	64	64	6.33%	16-10-15
October-01	EUR	40	40	6.08%	10-10-16
October-01	EUR	50	50	1.36%	15-10-16
November-01	EUR	55	55	1.42%	02-11-16
December-01	EUR	56	56	1.36%	20-12-16
Subtotal	EUR	265	265
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
May-05	EUR	-	389		23-05-17
October-05	EUR	126	126	1.06%	13-10-20
October-05	EUR	198	199	0.99%	20-10-17
April-07	EUR	-	594		03-04-17
April-07	EUR	68	100	2.34%	04-04-22
May-08	EUR	50	50	0.00%	19-05-23
July-08	EUR	20	20	6.11%	22-07-18
Subtotal	EUR	462	1,478
BBVA BANCOMER, S.A. de C.V.
May-07	EUR	-	469	7.00%	17-07-17
Subtotal	EUR	-	469
ALTURA MARKETS A.V., S.A.
November-07	EUR	2	2	2.68%	29-11-17
Subtotal	EUR	2	2
TURKIYE GARANTIA BANKASI, A.S.
February-09	EUR	12	12	3.50%	31-03-21
Subtotal	EUR	12	12
GARANTIBANK INTERNATIONAL NV
Different issues	EUR	4	4	Various	Various
Subtotal	EUR	4	4
Total issued in Euros		3,523	7,201

(*)The issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U., BBVA International Preferred, S.A.U, BBVA Subordinated Capital, S.A.U.

and BBVA Global Finance, Ltd, are jointly, severally and irreversibly guaranteed by the Bank

Outstanding as of June 30, 2012 and December 31, 2011 of subordinated issues (continued)
	Millions of Euros
Issuer Entity and Issued Date	Currency	June 2012	December 2011	Prevailing Interest Rate as of June 30, 2012	Maturity Date
Issues in foreign currency
BBVA PUERTO RICO, S.A.
September-04	USD	-	39	2.01%	23-09-14
September-06	USD	-	28	2.13%	29-09-16
September-06	USD	-	23	2.13%	29-09-16
Subtotal		-	90
BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	159	155	7.00%	01-12-25
October-95	JPY	100	100	6.00%	26-10-15
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Different issues	CLP	634	597	Various	Various
Subtotal	CLP	634	597
BBVA BANCOMER, S.A. de C.V.
May-07	USD	397	386	6.00%	17-05-22
April-10	USD	795	773	7.00%	22-04-20
March-11	USD	993	966	7.00%	10-03-21
Subtotal	USD	2,185	2,125
September-06	MXN	148	138	5.00%	18-09-14
July-08	MXN	71	66	5.00%	16-07-18
October-08	MXN	178	166	6.00%	24-09-18
December-08	MXN	169	165	6.00%	26-11-20
June-09	MXN	162	151	6.00%	07-06-19
Subtotal	MXN	728	686
BBVA SUBORDINATED CAPITAL, S.A.U.
October-05	JPY	200	200	2.75%	22-10-35
March-07	GBP	268	258	5.75%	11-03-18
RIVERWAY HOLDING CAPITAL TRUST I
March-01	USD	8	8	10.18%	08-06-31
Subtotal	USD	8	8
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	40	39	3.32%	17-03-34
Subtotal	USD	40	39

(*) The issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U., BBVA International Preferred, S.A.U, BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, Ltd, are jointly, severally and irreversibly guaranteed by the Bank

Outstanding as of June 30, 2012 and December 31, 2011 of subordinated issues	(continued)
	Millions of Euros
Issuer Entity and Issued Date	Currency	June 2012	December 2011	Prevailing Interest Rate as of June 30, 2012	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	12	12	3.52%	30-09-33
Subtotal	USD	12	12
STATE NATIONAL STATUTORY TRUST II
March-04	USD	8	8	3.26%	17-03-34
Subtotal	USD	8	8
TEXASBANC CAPITAL TRUST I
July-04	USD	20	19	3.06%	23-07-34
Subtotal	USD	20	19
COMPASS BANK
March-05	USD	227	220	5.50%	01-04-20
March-06	USD	94	202	5.90%	01-04-26
September-07	USD	277	269	6.40%	01-10-17
Subtotal	USD	598	691
BBVA COLOMBIA, S.A.
August-06	COP	-	-		28-08-11
September-11	COP	47	42	7.81%	19-09-21
September-11	COP	69	62	8.06%	19-09-26
September-11	COP	45	41	7.65%	19-09-18
Subtotal	COP	161	145
BBVA PARAGUAY, S.A.
Different issues	PYG	3	2	Various	Various
Different issues	USD	7	7	Various	Various
BANCO CONTINENTAL, S.A.
December-06	USD	24	23	3.00%	15-02-17
May-07	USD	15	15	6.00%	14-05-27
September-07	USD	16	15	2.00%	24-09-17
February-08	USD	16	15	6.00%	28-02-28
June-08	USD	24	23	3.00%	15-06-18
November-08	USD	16	15	3.00%	15-02-19
October-10	USD	160	156	7.00%	07-10-40
Subtotal		271	262
May-07	PEN	12	11	6.00%	07-05-22
June-07	PEN	19	19	3.00%	18-06-32
November-07	PEN	17	16	4.00%	19-11-32
July-08	PEN	15	14	3.00%	08-07-23
September-08	PEN	16	16	3.00%	09-09-23
December-08	PEN	9	10	4.00%	15-12-33
Subtotal	PEN	88	86
TURKIYE GARANTI BANKASI, A.S.
February-07	USD	-	95		06-02-17
Subtotal	USD	-	95
Total issues in foreign currencies (Millions of Euros)		5,490	5,585

Outstanding as of June 30, 2012 and December 31, 2011 of preferred issues
	June 2012		December 2011
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA International, Ltd.
December-02	EUR	9	EUR	9
BBVA Capital Finance, S.A.U.
December-03	EUR	350	EUR	5
July-04	EUR	500	EUR	7
December-04	EUR	1,125	EUR	17
December-08	EUR	1,000	EUR	7
BBVA International Preferred, S.A.U.
September-05	EUR	85	EUR	85
September-06	EUR	164	EUR	164
April-07	USD	600	USD	600
July-07	GBP	31	GBP	31
October-09	EUR	645	EUR	645
October-09	GBP	251	GBP	251
Phoenix Loan Holdings Inc.
November-00	USD	25	USD	25

APPENDIX IX

Consolidated balance sheets held in foreign currency as of June 30, 2012 and December 31, 2011

		Millions of Euros
June 2012	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	5,244	5,175	6,354	16,773
Financial assets held for trading	4,632	15,853	3,807	24,292
Available-for-sale financial assets	8,903	8,744	11,584	29,231
Loans and receivables	67,217	37,953	49,516	154,686
Investments in entities accounted for using the Equity method	5	104	4,427	4,536
Tangible assets	830	1,195	1,081	3,106
Other assets	7,754	4,347	3,817	15,918
Total	94,585	73,371	80,586	248,542
Liabilities-
Financial liabilities held for trading	2,691	6,723	2,216	11,630
Financial liabilities at amortised cost	80,317	51,641	59,971	191,929
Other liabilities	4,716	7,361	3,055	15,132
Total	87,724	65,725	65,242	218,691

		Millions of Euros
December 2011	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	5,823	5,412	6,314	17,549
Financial assets held for trading	3,369	13,568	3,599	20,536
Available-for-sale financial assets	8,929	7,642	8,901	25,472
Loans and receivables	69,923	34,363	43,977	148,263
Investments in entities accounted for using the Equity method	5	101	4,236	4,342
Tangible assets	842	1,060	1,009	2,911
Other assets	4,770	2,769	4,140	11,679
Total	93,661	64,915	72,176	230,752
Liabilities-
Financial liabilities held for trading	2,207	4,113	2,222	8,542
Financial liabilities at amortised cost	85,459	47,906	53,570	186,935
Other liabilities	1,164	6,288	3,279	10,731
Total	88,830	58,307	59,071	206,208

APPENDIX X

Information on data derived from the special accounting registry

The information requested in accordance with the Bank of Spain's Circular 5/2011 is shown below:

a)	Mortgage market policies and procedures

The Bank has express policies and procedures in place regarding its activities in the mortgage market, which provide for full compliance with applicable legislation pursuant to Royal Decree 716/2009, of 24 April, 2009 implementing certain aspects of Act 2/1981, of 25 March 1981, regulating the mortgage market and other standards of the mortgage and financial system.

The mortgage granting policy is based on a number of criteria aimed at guaranteeing an adequate ratio between the amount of the loan and the payments, and the net income of the applicant. Applicants must in all cases prove sufficient repayment ability (present and future) to meet their repayment obligations, for the mortgage debt and for other debts detected in the financial system, and even those from an estimate of their current expenses deduced from socio-demographic information. Therefore, the applicant’s repayment ability is a key element within the credit decision-making tools and retail risk acceptance manuals, and has a high weighting in the final decision.

During the mortgage risk transaction analysis process, documentation supporting the applicant’s income (payroll, etc.) is required, and the applicant’s position in the financial system is checked through automated default database queries (internal and external), as well as verification in CIRBE. This information is used for calculation purposes in order to determine the level of indebtedness/compliance with the rest of the system. This documentation is kept in the transaction’s file.

In addition, the mortgage granting policy assesses the adequate ratio between the amount of the loan and the appraisal value of the mortgaged asset. If an appropriate level is not exceeded, additional collateral is required to reinforce the transaction’s hedging. In this regard, the policy also establishes that the property to be mortgaged be appraised by an independent appraisal company un-related to the Group and authorized by the Bank of Spain. BBVA selects those companies whose reputation, standing in the market and independence ensure that their appraisals adapt to the market reality in each territory. Each appraisal is reviewed and checked before the loan is granted by BBVA staff and, in those cases where the loan is finally granted, it is kept in the transaction’s file.

As for issues related to the mortgage market, the Group’s Finance Division annually defines the wholesale finance issue strategy, and more specifically mortgage bond issues, such as mortgage covered bonds or mortgage securitization. The Assets and Liabilities Committee (“ALCO”) tracks the budget monthly. The volume and type of assets in these transactions is determined in accordance with the wholesale finance plan, the trend of the Bank's “Loans and receivables” outstanding balances and market conditions.

The Bank’s Board of Directors authorizes each Mortgage Transfer Certificate and/or Mortgage Participation issued by BBVA to securitize loans and mortgage loans, as well as the establishment of a Base Prospectus for the issue of fixed-income securities through which the mortgage-based securities are implemented, based on the agreements for the issue of fixed-income securities approved by the Annual General Meeting.

As established in article 24 of Royal Decree 716/2009, the volume of unmatured mortgage-based securities issued by a bank may not exceed 80% of a calculation base determined by adding the non-amortized capital of all the loans and mortgage loans in the bank’s portfolio that are eligible and are not covered by the issue of Mortgage Bonds, Mortgage Participations or Mortgage Transfer Certificates. For these purposes, in accordance with the aforementioned Royal Decree 716/2009, in order to be eligible, loans and mortgage loans must: (i) be secured by a first mortgage on the freehold; (ii) the loan’s amount may not exceed 80% of the appraisal value for home mortgages, and 60% for other mortgage lending; (iii) be established on assets exclusively and wholly owned by the mortgagor; (iv) have been appraised by an independent appraisal company unrelated to the Group and authorized by the Bank of Spain; and (v) the mortgaged property must be covered at least by a current damage insurance policy.

The Bank has established a number of controls for the issue of mortgage-based securities, according to which the total volume of mortgage-based securities issued and the remaining eligible collateral are controlled regularly in order to avoid going beyond the limit established in Royal Decree 716/2009, described in the preceding paragraph. In the case of securitizations, the preliminary portfolio of loans and mortgage loans to be securitized is checked by the Bank’s external auditor as required by the Spanish Securities and Exchange Commission. There are also a series of filters through which some loans and mortgage loans are excluded in accordance with legal, commercial and risk concentration criteria.

b)	Quantitative information on activities in the mortgage market

The quantitative information on activities in the mortgage market required by Bank of Spain Circular 5/2011 is shown below.

b.1)	Assets operations

		Millions of Euros
Mortgage loans. Eligibility for the purpose of the mortgage market.		June 2012	December 2011

Nominal value of outstanding loans and mortgage loans	(A)	104,743	107,437

Minus: Nominal value of all outstanding loans and mortgage loans that form part of the portfolio, but have been mobilized through mortgage bond holdings or mortgage transfer certificates.	(B)	(31,833)	(31,962)
Nominal value of outstanding loans and mortgage loans, excluding securitized loans	(A)-(B)	72,910	75,475

Of which:
Loans and mortgage loans which would be eligible if the calculation limits set forth in Article 12 of Spanish Royal Decree 716/2009 were not applied.	(C)	58,782	60,335

Minus: Loans and mortgage loans which would be eligible but, according to the criteria set forth in Article 12 of Spanish Royal Decree 716/2009, cannot be used to collateralize any issuance of mortgage bonds.	(D)	(3,813)	(4,287)

Eligible loans and mortgage loans that, according to the criteria set forth in Article 12 of Spanish Royal Decree 716/2009, can be used as collateral for the issuance of mortgage bonds	(C)-(D)	54,969	56,048

Issuance limit: 80% of eligible loans and mortgage loans that can be used as collateral	(E )	43,975	44,839
Issued mortgage-covered bonds	(F)	43,849	44,702
Capacity to issue mortgage-covered bonds	(E)-(F)	126	137
Memorandum items:
Percentage of overcollateralization across the portfolio		166%	169%
Percentage of overcollateralization across the eligible used portfolio		125%	125%

Nominal value of available sums (committed and unused) from all loans and mortgage loans.		1,346	1,572
Of which:
Potentially eligible		1,258	1,485
Ineligible		88	87

Nominal value of all loans and mortgage loans that are not eligible, as they do not meet the thresholds set in Article 5.1 of Spanish Royal Decree 716/2009, but do meet the rest of the eligibility requirements indicated in Article 4 of the Royal Decree.		14,128	15,140

Nominal value of the replacement assets subject to the issue of mortgage-covered bonds.		-	-

		Millions of Euros
Mortgage loans. Eligibility for the purpose of the mortgage market.		June 2012	December 2011
Total loans	(1)	104,743	107,437
Issued mortgage participations	(2)	-	-
Of which: recognized on the balance sheet		-	-
Issued mortgage transfer certificates	(3)	31,833	31,962
Of which: recognized on the balance sheet		31,833	31,962
Mortgage loans as collateral of mortgages bonds	(4)	-	-
Loans supporting the issuance of mortgage-covered bonds	1-2-3-4	72,910	75,475
Non elegible loans		14,128	15,140
Comply requirements to be elegible except the limit provided for under the article 5.1 of the Spanish Royal Decree 716/2009		14,128	15,140
Rest		-	-
Elegible loans		58,782	60,335
That can not be used as collateral for issuances		3,813	4,287
That can be used as collateral for issuances		54,969	56,048
Loans used to collateralize mortgage bonds		-	-
Loans used to collateralize mortgage-covered bonds		54,969	56,048

	Millions of Euros
	June 2012			December 2011
Mortgage loans. Classification of the nominal values according to different characteristics:	Total mortgage loans	Elegibles (*)	Elegibles that can be used as collateral for issuances (**)	Total mortgage loans	Elegibles (*)	Elegibles that can be used as collateral for issuances (**)
TOTAL	72,910	58,782	54,969	75,475	60,335	56,048
By source of the operations
Originated by the bank	61,513	48,057	44,248	62,083	47,903	43,625
Subrogated by other institutions	1,074	964	965	1,110	996	997
Rest	10,323	9,761	9,756	12,282	11,436	11,426
By Currency
In euros	72,910	58,782	54,969	75,475	60,335	56,048
In foreign currency	-	-	-	-	-	-
By payment situation
Normal payment	67,542	55,817	52,680	70,168	57,263	53,699
Other situations	5,368	2,965	2,289	5,307	3,072	2,349
By residual maturity
Up to 10 years	15,269	11,814	10,731	15,111	11,770	10,604
10 to 20 years	20,367	17,942	17,493	20,904	18,660	18,132
20 to 30 years	24,545	20,683	18,734	25,817	21,569	19,363
Over 30 years	12,729	8,343	8,010	13,643	8,336	7,950
By Interest Rate
Fixed rate	2,722	2,012	1,835	2,721	2,114	1,937
Floating rate	70,188	56,770	53,134	72,754	58,221	54,111
Mixed rate	-	-	-	-	-	-
By Target of Operations
For business activity	21,582	15,689	11,933	22,579	16,804	12,566
From wich: public housing	10,862	7,512	3,756	12,020	8,474	4,237
For households	51,328	43,093	43,036	52,896	43,531	43,483
By type of guarantee
Secured by completed assets/buildings	64,946	54,323	51,880	66,717	55,377	52,692
Residential use	56,388	48,008	45,679	58,362	48,969	46,391
From wich: public housing	6,183	5,424	5,051	6,218	5,413	5,052
Commercial	8,314	6,315	6,201	8,099	6,408	6,301
Other	244	-	-	256	-	-
Secured by assets/buildings under construction	3,414	2,187	1,553	3,837	2,497	1,724
Residential use	3,040	1,891	1,261	3,405	2,141	1,388
From wich: public housing	268	133	74	340	170	90
Commercial	374	296	292	432	356	336
Other	-	-	-	-	-	-
Secured by land	4,550	2,272	1,536	4,921	2,461	1,632
Urban	2,524	1,186	667	2,820	1,269	705
Non-urban	2,026	1,086	869	2,101	1,192	927

  (*) Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

  (**) Taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

	Millions of Euros
		Loan to Value (Last available appraisal risk)
June 2012 Elegible loans used to collateralize mortgage-covered bonds	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80%	Total
Home mortgages	10,892	16,638	22,585	-	50,116
Other mortgages	4,802	3,864			8,666
Total	15,694	20,503	22,585	-	58,782

		Millions of Euros
		Loan to Value (Last available appraisal risk)
December 2011 Elegible loans used to collateralize mortgage-covered bonds	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80%	Total
Home mortgages	11,233	16,937	23,185		51,355
Other mortgages	4,845	4,135			8,980
Total	16,078	21,072	23,185	-	60,335

	Millions of Euros
	June 2012
Elegible and non elegible mortgage loans. Changes of the nominal values in the period	Elegibles (*)	Non elegible
Balance at the begining	60,335	15,140
Retirements	4,734	2,838
Held-to-maturity cancellations	3,175	871
Anticipated cancellations	1,108	459
Subrogations to other institutions	2	1
Rest	449	1,507
Additions	3,181	1,826
Originated by the bank	2,856	1,403
Subrogations to other institutions	51	18
Rest	274	405
Balance at the end	58,782	14,128

(*) Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

b.2) Liabilities operations

	Millions of Euros
	June 2012		December 2011
Issued Mortgage Bonds	Nominal value	Average residual maturity	Nominal value	Average residual maturity
Mortgage bonds	-		-
Mortgage-covered bonds	43,849		44,702
Of which:Non recognized as liabilities on balance	11,640		9,089

Debt securities issued through public offer	31,607		33,908
Residual maturity up to 1 year	3,000		2,300
Residual maturity over 1 year and less than 2 years	5,230		6,630
Residual maturity over 2 years and less than 3 years	8,205		6,207
Residual maturity over 3 years and less than 5 years	9,422		8,098
Residual maturity over 5 years and less than 10 years	3,550		8,473
Residual maturity over 10 years	2,200		2,200
Debt securities issued without public offer	11,021		9,573
Residual maturity up to 1 year	-		-
Residual maturity over 1 year and less than 2 years	5,445		3,745
Residual maturity over 2 years and less than 3 years	2,450		2,650
Residual maturity over 3 years and less than 5 years	2,150		2,150
Residual maturity over 5 years and less than 10 years	830		886
Residual maturity over 10 years	146		142
Deposits	1,221		1,221
Residual maturity up to 1 year	300		-
Residual maturity over 1 year and less than 2 years	-		300
Residual maturity over 2 years and less than 3 years	200		200
Residual maturity over 3 years and less than 5 years	400		400
Residual maturity over 5 years and less than 10 years	281		281
Residual maturity over 10 years	40		40
Mortgage participations	-		-
Issued through public offer	-		-
Issued without public offer	-		-
Mortgage transfer certificates	31,833	276	31,962	272
Issued through public offer	31,833	276	31,962	272
Issued without public offer	-	-	-	-

Given the characteristics of the mortgage-based securities issued by the Bank, there are no replacement assets linked to such issues.

The Bank holds no derivative financial instruments relating to mortgage bond issues, as defined in the aforementioned Royal Decree.

APPENDIX XI

Risks related to the developer and real estate sector in Spain

a)	Policies and strategies established by the Group to deal with risks related to the developer and real estate sector

BBVA has teams specializing in the management of the real estate sector risk, given its economic importance and specific technical component. This specialization is not only in the Risk-Acceptance teams, but throughout the handling, commercial, problematic management and legal aspects, and includes the research department (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. Specialization has been increased and the management teams in the areas of foreclosures and the Real Estate Unit itself have been reinforced.

The portfolio management policies, established to address the risks related to the developer and real estate sector, aims to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio.

Specific policies for analysis and admission of new developer risk transactions

In the analysis of new transactions, the assessment of the commercial operation in terms of the economic and financial viability of the project has been one of the constant points that have helped ensure the success and transformation of construction land operations for our customers’ developments.

As regards the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Foreclosures and the Real Estate Unit. This guarantees coordination and exchange of information in all the processes.

The following strategies have been implemented with customers in the developer sector: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth; non-participation in the second-home market; commitment to public housing financing; and participation in land operations with a high level of urban development security, giving priority to land open to urban development.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called “watch-list”, which is updated monthly with the progress of each client under watch, and the various strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while in the case of ongoing developments they are classified for monitoring purposes based on the rate of progress of the projects.

These actions have enabled the Bank to anticipate possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, deadline extension, improved collateral, rate review (repricing) and asset purchase.

Proper management of the relationship with each customer requires knowledge of various aspects such as the identification of the source of payment difficulties, an analysis of the company’s future viability, the updating of the information on the debtor and the guarantors (their current situation and business course, economic-financial information, debt analysis and generation of funds), as well as the updating of the appraisal of the assets offered as collateral.

BBVA has a classification of debtors in accordance with legislation in force in each country, usually categorizing each one's level of difficulty for each risk.

Based on the above information, a decision is made on whether to use the refinancing tool, whose objective is to adapt the structure of the debt’s maturity to the generation of funds and the customer’s repayment capacity.

As for the policies relating to risk refinancing with the developer and real estate sector, they are the same as the general policies used for all of the Group’s risks. In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for additional collateral and legal compliance. The refinancing policy uses outstanding risk rather than non-performing assets, with a refinancing tool that standardizes criteria and assesses up to a total of 19 variables when considering any refinancing operation.

In the case of refinancing, the tools used for enhancing the Bank’s position are: the search for new intervening parties with proven solvency and initial payment to reduce the principal debt or outstanding interest; the improvement of the debt bond in order to facilitate the procedure in the event of default; the provision of new or additional collateral; and making refinancing viable with new conditions (period, rate and repayments), adapted to a credible and sufficiently verified business plan.

Policies applied in the management of real estate assets in Spain

The policy applied for managing these assets depends on the type of real estate asset, as detailed below.

In the case of completed homes, the final aim is the sale of these homes to private individuals, thus diluting the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this business channel is notably lower than in any other channel of residential mortgages) and to support our customers’ sales directly, using BBVA’s own channel (BBVA Services and our branches), creating incentives for sale and including sale orders for BBVA. In exceptional cases we have even accepted partial haircuts, with the aim of making the sale easier.

In the case of ongoing construction work, our strategy has been to help and promote the completion of the works in order to transfer the investment to completed homes. The whole developer Works in Progress portfolio has been reviewed and classified into different stages with the aim of using different tools to support the strategy. This includes the use of developer accounts-payable financing as a form of payment control, the use of project monitoring supported by the Real Estate Unit itself, and the management of direct suppliers for the works as a complement to the developer's own management.

As for land, where most of our risk is related to urban land, it simplifies our management. Urban management and liquidity control to tackle urban planning costs are also subject to special monitoring.

b)	Quantitative information on activities in the real estate market in Spain

The following quantitative information on activities in the real estate market in Spain has been prepared in accordance with the information forms required by Bank of Spain Circular 5/2011, dated November 30. However, given the regulatory changes implemented in the first half of 2012 (see Note 2.4), the Group has reviewed certain criteria in the preparation of this information in order to adapt it to the new requirements, with no significant impact on the comparison of information.

As of June 30, 2012 and December 31, 2011, exposure to the construction sector and real estate activities in Spain stood at €25,985 million and €28,287 million, respectively. Of that amount, risk from loans to construction and real estate development activities amounted to €13,874 million and €14,158 million, representing 8% and 8.1% of loans and advances to customers of the balance of business in Spain (excluding the government and other public agencies) and 2.2% and 2.4% of the total assets of the Consolidated Group.

The data on lending for real estate development according to the purpose of the loans as of June 30, 2012 and December 31, 2011, is shown below:

	Millions of Euros
June 2012 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Provision Coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	13,874	5,809	2,496
Of which: Impaired assets	4,750	2,413	2,190
Of which: Potential problem assets	1,729	880	306
Memorandum item:
Write-offs	218

	Millions of Euros
December 2011 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Provision Coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	14,158	4,846	1,441
Of which: Impaired assets	3,743	1,725	1,123
Of which: Potential problem assets	2,052	911	318
Memorandum item:
Write-offs	182

	Millions of Euros
Memorandum item: Consolidated Group Data (carrying amount)	June 2012	December 2011
Total loans and advances to customers, excluding the Public Sector (Business in Spain)	172,890	174,467
Total consolidated assets (total business)	622,256	597,688
Impairment losses determined collectively (total business)	3,152	3,027

As of June 30, 2012, 28% of the non-performing assets in this sector are up-to-date on payments, but were classified as non-performing in accordance with the provisions of Appendix IX of Circular 4/2004 of the Bank of Spain. Furthermore, substandard risk amounted to 12.5% of total developer risk.

The drawn over the collateral pledged shown in the tables above corresponds to the difference between the gross amount of each loan and the value of the real rights that, if applicable, were received as security, calculated according to Bank of Spain Circular 3/2010, which complements Appendix IX of Bank of Spain Circular 4/2004. This means that additional regulatory corrective factors ranging from 30% to 50%, based on the type of asset, have been applied to the updated appraisal values.

After applying said corrective factors, the excess value above the guarantee value, which would represent the amount to be provisioned according to the Bank of Spain’s Circular 4/2004, amounted to €2,413 million and €880 million for non-performing assets and substandard assets, respectively, as of June 30, 2012 (€1,725 million and €911 million as of December 31, 2011).

Nevertheless, as of June 30, 2012 and December 31, 2011, specific recognized provisions for loans to construction and real estate development in Spain amounted to €2,496 million and 1,441 million, respectively.

As of June 30, 2012 and December 31, 2011, the updated appraisal values, without the application of said corrective factors, stood at €17,405 million and €19,288 million, respectively (an average LTV of 79.7% and 73.4%, respectively), which easily covers the amount of the debt.

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Credit: Gross amount (Business in Spain)	June 2012	December 2011
Without secured loan	1,241	1,105
With secured loan	12,633	13,053
Terminated buildings	6,838	6,930
Homes	6,353	6,431
Other	485	499
Buildings under construction	1,952	2,448
Homes	1,903	2,374
Other	49	74
Land	3,843	3,675
Urbanized land	2,226	2,404
Rest of land	1,617	1,271
Total	13,874	14,158

As of June 30, 2012, 63% of loans to developers are secured with buildings (94% are homes), and only 27% by land, of which 58% is urbanized.

The information on the retail mortgage portfolio risk as of June 30, 2012 and December 31, 2011 is as follows:

	Millions of Euros
Housing-acquisition loans to households (Business in Spain)	June 2012	December 2011
With secured loan (gross amount)	77,275	79,043
of which: Impaired loans	2,334	2,371

The loan to value (LTV) ratio (resulting from dividing the outstanding risk on each particular date by the amount of the latest available appraisal) of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
June 2012 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	12,406	19,730	32,041	11,747	1,351	77,275
of which: Impaired loans	271	241	719	839	264	2,334

Outstanding home mortgage loans as of June 30, 2012 and December 31, 2011 had an average LTV of 49% and 50%, respectively.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated companies holding such assets, is as follows:

	Millions of Euros
	June 2012			December 2011
Information about assets received in payment of debts (Business in Spain)	Gross Value	Provisions	Carrying Amount	Gross Value	Provisions	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	5,752	2,044	3,708	5,101	1,740	3,361
Terminated buildings	1,942	563	1,379	1,709	487	1,222
Homes	1,398	390	1,008	1,227	333	894
Other	544	173	371	482	154	328
Buildings under construction	455	176	279	360	115	245
Homes	434	169	265	357	114	243
Other	21	7	14	3	1	2
Land	3,355	1,305	2,050	3,032	1,138	1,894
Urbanized land	1,688	625	1,063	1,561	570	991
Rest of land	1,667	680	987	1,471	568	903
Real estate assets from mortgage financing for households for the purchase of a home	1,791	542	1,249	1,509	401	1,108
Rest of foreclosed real estate assets	515	217	298	403	167	236
Equity instruments, investments and financing to non- consolidated companies holding said assets	701	353	348	701	287	414
Total	8,759	3,156	5,603	7,714	2,595	5,119

As of June 30, 2012 and December 31, 2011, the gross book value of the Group’s real estate assets from financing of real estate construction and development companies was €5,752 million and €5,101 million, respectively, with an average coverage ratio of 36% and 34%, respectively.

The gross book value of real estate assets from mortgage lending to households for home purchase as of June 30, 2012 and December 31, 2011 amounted to €1,791 million and €1,509 million, respectively, with an average coverage ratio of 30% and 27%, respectively.

As of June 30, 2012 and December 31, 2011, the gross book value of the BBVA Group’s total real estate assets (business in Spain), including other real estate assets received as debt payment, was €8,058 million and €7,013 million, respectively. The average coverage ratio was 35% and 33%, respectively.

APPENDIX XII

Glossary

Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
Amortized cost	The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.
Associates	Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.
Available-for-sale financial assets	Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.
Basic earnings per share	Calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses.
Cash flow hedges	Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could effect profit or loss.
Commissions and fees	Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
· Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.
· Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
· Fees and commissions generated by a single act are accrued upon execution of that act.
Contingencies	Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.
Contingent liabilities	Possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets.
Contingent risks	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.
Correlation risk	Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.

Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.
Debt certificates	Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.
Deferred tax assets	Taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.
Defined benefit plans	Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer's obligations in respect of its employees current and prior years' employment service are discharged by contributions to the fund.
Defined contribution plans	Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.
Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.
Deposits from customers	Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, that are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.
Diluted earnings per share	This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instruments outstanding the year. For the purpose of calculating diluted earnings per share, an entity shall assume the exercise of dilutive warrants of the entity. The assumed proceeds from these instruments shall be regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period shall be treated as an issue of ordinary shares for no consideration. Such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.
Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Eligible capital for regulatory capital adequacy calculations.

Economic profit	This metric measures the part of attributable adjusted profit (attributable profit + adjustment for expected loss, net income and valuation) in excess of the cost of equity employed, and measures the profits generated in excess of market expectations of returns on equity capital. This is used at the management level; for annual public reporting; for incentives in some business areas; and in the Group’s value map.
Effective interest rate	Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.
Employee expenses	All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.
Equity	The residual interest in an entity's assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, minority interests.
Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity after deducting all of its liabilities.
Equity method	The method used for the consolidation of the Group’s holdings in associates. These holdings are recognized at cost on the purchase date and later evaluated. This amount will then be increased or decreased based on the differences that, after said date, the equity of the entity experiences and that corresponds to the investing institution, after considering the dividends received from them and other equity eliminations. The income statement of the investing institution shall include the corresponding proportion in the earnings of the investee.
Exchange/translation differences	Exchange differences (PyL): Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.
Fair value	The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.
Fair value hedges	Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.
Fees	See Commissions, fees and similar items
Financial guarantees	Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.

Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.
Financial liabilities at amortized cost	Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities' ordinary activities to capture funds, regardless of their instrumentation or maturity.
Full consolidation method	Method used for the consolidation of the accounts of the Group’s subsidiaries. The assets and liabilities of the Group entities are incorporated line-by-line on the consolidate balance sheets, after conciliation and the elimination in full of intragroup balances, including amounts payable and receivable.
Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations: a) income and expenses in respect of intragroup transactions are eliminated in full. b) profits and losses resulting from intragroup transactions are similarly eliminated
The carrying amount of the parent’s investment and the parent's share of equity in each subsidiary are eliminated.
Gains or losses on financial assets and liabilities, net	This heading reflects fair value changes in financial instruments - except for changes attributable to accrued interest upon application of the interest rate method and asset impairment losses (net) recognized in the income statement - as well as gains or losses generated by their sale - except for gains or losses generated by the disposal of investments in subsidiaries, jointly controlled entities and associates an of securities classified as held to maturity.
Goodwill	Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.
Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation .
Hedging derivatives	Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.
Held-to-maturity investments	Held-to-maturity investments are financial assets traded on an active market, with fixed maturity and fixed or determinable payments and cash flows that an entity has the positive intention and financial ability to hold to maturity.
Held for trading (assets and liabilities)	Financial assets and liabilities acquired or incurred primarily for the purpose of profiting from variations in their prices in the short term.
This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).
Impaired/doubtful/non-performing portfolio	Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss.
Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:
1. A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).
2. A significant or prolonged drop in fair value below cost in the case of equity instruments.

Income from equity instruments	Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.
Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.
Inventories	Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.
Investment properties	Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.
Jointly controlled entities	Companies that form a joint business and, consequently, over which the Group exercises joint control. A joint business is a contractual agreement by virtue of which two or more entities undertake an economic activity under joint control; that is, a contractual agreement to share the power to guide the financial and operation policies of an entity or other economic activity, so as to benefit from its operations, and in which the unanimous consent of all participants is required in all financial and operational strategic decision-making.
Leases	A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.
a) A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract.
b) A lease will be classified as operating lease when it is not a financial lease.
Liabilities associated with non-current assets held for sale	The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity's balance sheet at the balance sheet date corresponding to discontinued operations.
Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.
Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.
Loans and receivables	Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity (amounts of cash available and pending maturity by customers as a loan or deposits lent to other entities, and unlisted debt certificates), as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.
Minority interests	The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the consolidated earnings for the period.

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.
Non-current assets held for sale

A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:

a) it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.

b) the sale is considered highly probable.

Non-monetary assets	Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.
NPA Coveraged ratio	Impairment allowances (generic, specific and country risk allowance) as a percentage of the non performing assets (the sum of Substandard loans and advances to customers and Substandard contingent liabilities to customers)
NPA ratio	Represents the sum of Substandard loans and advances to customers and Substandard contingent liabilities to customers divided by the sum of Loans and advances to customers and Contingent liabilities to customers.
Other equity instruments	This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.
Other financial assets/liabilities at fair value through profit or loss	· Instruments designated by the entity from the start at fair value with changes in profit or loss. Only the following can be included in the category: assets and liabilities that are deemed “hybrid financial assets and liabilities” and for which the fair value of the embedded derivatives cannot be reliably determined.
· These are financial assets managed jointly with “Liabilities under insurance contracts” valued at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts' fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.
· These headings also include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.
Own/treasury shares	The amount of own equity instruments held by the entity.
Past service cost	It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.
Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.
Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.
Proportionate consolidation method	Method used for the integration of the accounts of the jointly-controlled entities in the Consolidated Financial Statements. The aggregation of the different headings of the balance sheet and income statement of the entities to the consolidated financial statements through this method is performed in the proportion of the Group’s holding in its capital, excluding the portion corresponding to its own equity instruments. In the same proportion, reciprocal credit and debits will be eliminated, as will be the income, expenses and earnings from internal transactions.

Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.
Provisions for contingent liabilities and commitments	Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.
Provision for credit losses	Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.
Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.
Public-covered bonds	Financial asset or security created from public loans and backed by the guarantee of the public debt portfolio of the entity.
Reserves	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of costs in the issue or reduction of own equity instruments, sale of own equity instruments, actuarial gains on pension plans and the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors
Securitization fund	A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.
Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.
Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.
Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.
Subsidiaries	Companies over which the Group exercises control. An entity is presumed to have control over another when it possesses the right to oversee its financial and operational policies, through a legal, statutory or contractual procedure, in order to obtain benefits from its economic activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity's voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity's voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:
· an agreement that gives the parent the right to control the votes of other shareholders;
· power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;
· power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Substandard risk	All debt instruments and contingent risks which do not meet the criteria to be classified individually as non-performing or written-off, but show weaknesses that may entail for the entity the need to assume losses greater than the hedges for impairment of risks subject to special monitoring.
Stockholders’ funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.
Structured credit products	Special financial instrument backed by other instruments building a subordination structure
Tax liabilities	All tax related liabilities except for provisions for taxes.
Trading derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.
TSR	Total Shareholder Return. The total return of a stock to an investor (capital gain plus dividends)
Unit-link	This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.
Value at Risk (VaR)	Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level
VaR figures are estimated following two methodologies:
- VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.
- VaR with smoothing, which weights more recent market information more heavily. This is a metric which supplements the previous one.
VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

APPENDIX XIII

Additional disclosure required by the Regulation S-X

Financial Statements of Issuers of Guaranteed Securities

In connection with Rule 3-10 (Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered) of Regulation S-X:

•

BBVA International Preferred, S.A. (Unipersonal) – an issuer of registered preferred securities guaranteed by the Bank – does not file the financial statements required for a registrant by Regulation S-X as it is a 100% owned finance subsidiary of the Bank and the Bank fully and unconditionally guarantees its preferred securities (Serie “C” is listed in the United States). No other subsidiary of the Bank guarantees such securities.

•

BBVA U.S Senior S.A. (Unipersonal) and BBVA Subordinated Capital, S.A. (Unipersonal) do not file the financial statements required for a registrant by Regulation S-X as these companies are 100% owned finance subsidiaries of the Bank and the Bank will fully and unconditionally guarantee any future securities issued by any of such companies. No other subsidiary of the Bank will guarantee any such securities.

We are not aware of any legal or economic restrictions on the ability of these subsidiaries to transfer funds to the Bank in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ EDUARDO ÁVILA ZARAGOZA

Name:	EDUARDO ÁVILA ZARAGOZA

Title:	Head of Global Accounting

Date: October 2, 2012